   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 1996



                                                      REGISTRATION NO. 333-16763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               PREMIER PARKS INC.
             (Exact name of Registrant as specified in its charter)
                           --------------------------

                        DELAWARE                                                 73-6137714
            (State or other jurisdiction of                         (I.R.S. Employer Identification No.)
             incorporation or organization)

                            ------------------------

                                                                              KIERAN E. BURKE
               11501 NORTHEAST EXPRESSWAY                                11501 NORTHEAST EXPRESSWAY
             OKLAHOMA CITY, OKLAHOMA 73131                             OKLAHOMA CITY, OKLAHOMA 73131
                  TEL: (405) 475-2500                                       TEL: (405) 475-2500
  (Address, including zip code, and telephone number,        (Name, address, including zip code, and telephone
including area code, of Registrant's principal executive     number, including area code, of agent for service)
                        offices)

                            ------------------------

                                   COPIES TO:

                JAMES M. COUGHLIN, ESQ.                                    THOMAS R. BROME, ESQ.
                 BAER MARKS & UPHAM LLP                                   CRAVATH, SWAINE & MOORE
                    805 THIRD AVENUE                                          WORLDWIDE PLAZA
                NEW YORK, NEW YORK 10022                                     825 EIGHTH AVENUE
                  TEL: (212) 702-5819                                     NEW YORK, NEW YORK 10019
                                                                            TEL: (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE      MAXIMUM OFFERING   AGGREGATE OFFERING      AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED        PRICE PER NOTE          PRICE          REGISTRATION FEE
   % Senior Notes due       ..........     $90,000,000           100% (1)        $90,000,000 (1)       $27,273 (2)

(1) Estimated solely for purposes of calculating the registration fee.


(2) Previously paid.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 27, 1996

                                                                 [LOGO]
                                  $
                               PREMIER PARKS INC.

                          % SENIOR NOTES DUE
                               ------------------

                   Interest Payable           and
                             ---------------------

    Premier Parks Inc. (the "Company") is offering (the "Notes Offering")
$         aggregate principal amount of its     % Senior Notes due
(the "Notes"). Interest on the Notes will be payable semiannually on
and          of each year, commencing           , 1997. The Notes will be
redeemable, in whole or in part, at the option of the Company, at any time on or
after           , at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior
to       , the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity
Offerings (as defined herein), at a redemption price of    %, plus accrued and
unpaid interest, if any, to the redemption date; provided, however, that at least 66 2/3% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption. The Notes will not be subject to any mandatory sinking fund. In the event of a Change of Control (as defined herein), each holder of the Notes will have the right, at such holder's option, to require the Company to offer to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of such purchase.

    The Notes will be senior, unsecured obligations of the Company and will be effectively subordinated to all existing and future secured indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such indebtedness. The Notes will rank PARI PASSU in right of payment with all other Senior Indebtedness (as defined herein) of the Company and will rank senior in right of payment to any Subordinated Obligations (as defined herein) of the Company. To the extent possible in the future, the Notes will be guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries. Prior to the time any such guarantees are issued, the Notes will be effectively subordinated to indebtedness of, or guaranteed by, the Company's principal operating subsidiaries to the extent of the assets of such subsidiaries. The Indenture (as defined herein) permits the Company to incur additional indebtedness, subject to certain limitations. See "Prospectus Summary--The Notes Offering" and "Description of the Notes." At September 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions (as defined herein), the financings related thereto, the issuance of the Notes and the use of proceeds therefrom, the Company would have had outstanding $
million of Senior Indebtedness (including the Notes), of which $         million
would have been secured indebtedness and an additional $ million would have been indebtedness of, or guaranteed by, the Company's subsidiaries. As of such date, and after giving such effect, the Company would have had $30.0 million in undrawn commitments under a secured revolving credit facility. See "Use of Proceeds" and "Capitalization."

    Concurrently with the Notes Offering, the Company is publicly offering (the "Common Stock Offering," and, together with the Notes Offering, the "Offerings") in the U.S. and internationally 4,000,000 shares of the Company's Common Stock, par value $.05 per share (the "Common Stock"). The Company has granted options to the underwriters of the Common Stock Offering to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. Neither the Notes Offering nor the Common Stock Offering is conditioned upon completion of the other.
                            ------------------------
    For a discussion of certain risks to be considered in connection with an investment in the Notes, see "Risk Factors" beginning on Page 14.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                                        Price to             Underwriting            Proceeds to
                                                       Public (1)            Discounts (2)         Company (1)(3)
Per Note........................................            %                      %                      %
Total...........................................            $                      $                      $

(1) Plus accrued interest, if any, from           ,     .
(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $         .
                            ------------------------

    The Notes offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company on or about
          ,   against payment therefor in immediately available funds.

                            ------------------------
LEHMAN BROTHERS
                    CHASE SECURITIES INC.
                                        SMITH BARNEY INC.
                                                            FURMAN SELZ
          , 199 .

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, periodic reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that also contains such reports, proxy statements and other information filed by the Company. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Notes offered hereby. For purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

        1. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1995.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

        4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

        5.  The Company's Current Report on Form 8-K, dated November 13, 1996.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention:
Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext.
219).

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, both together with such forward-looking statements and under "Risk Factors."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS THE "COMPANY" AND "PREMIER" MEAN PREMIER PARKS INC. AND ITS CONSOLIDATED SUBSIDIARIES. THE INFORMATION WITH RESPECT TO PREMIER CONTAINED IN THIS PROSPECTUS, OTHER THAN THE HISTORICAL FINANCIAL DATA, REFLECTS THE ACQUISITIONS OF ELITCH GARDENS AMUSEMENT PARK ("ELITCH GARDENS") IN DENVER, COLORADO (THE "DENVER ACQUISITION") AND TWO WATER PARKS CALLED WATERWORLD/USA IN NORTHERN CALIFORNIA (THE "CALIFORNIA ACQUISITION"), EACH OF WHICH WERE CONSUMMATED IN THE FOURTH QUARTER OF 1996, AS WELL AS THE PENDING ACQUISITION ("THE GREAT ESCAPE ACQUISITION") OF THE GREAT ESCAPE AND SPLASH WATER KINGDOM ("THE GREAT ESCAPE") IN LAKE GEORGE, NEW YORK SCHEDULED TO OCCUR ON DECEMBER 3, 1996 (COLLECTIVELY, THE "RECENT ACQUISITIONS" AND, TOGETHER WITH THE FUNTIME ACQUISITION AS DEFINED BELOW, THE "ACQUISITIONS").

                                  THE COMPANY

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate ten regional parks. Based on 1996 attendance of approximately 6.6 million at these parks, the Company is the fifth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve months ended September 30, 1996 would have been approximately $139.6 million and $40.9 million, respectively. See "-- Recent Transactions" and "-- Summary Historical and Pro Forma Data," including notes 6 and 17 thereto.

    The Company's parks are located in eight geographically diverse markets with concentrated populations, including (i) Baltimore/Washington DC; (ii) Buffalo/Rochester; (iii) Cleveland; (iv) Columbus, Ohio; (v) Oklahoma City; (vi) Denver; (vii) Lake George/Albany; and (viii) San Francisco Bay/Sacramento. The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    Since current management assumed control in 1989, the Company has acquired eight parks and achieved significant internal growth. In addition, the Company expects to acquire The Great Escape on December 3, 1996. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through its acquisition (the "Funtime Acquisition") of Funtime Parks, Inc. ("Funtime"). During the first nine months of 1996, these three parks achieved internal growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expenses) of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 5.9, 7.7 and 14.5 times, respectively, from the nine months ended September 30, 1992, to the nine months ended September 30, 1996.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years aggregate experience in the industry and its seven general managers have an aggregate of over 80 years experience in the industry, including over 50 years at Premier's parks. See "Management."

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions. Since acquiring Adventure World (a combination theme and water park between Baltimore and Washington, D.C.) in 1992, the Company has invested over $28.1 million in that park to add numerous rides and attractions and to improve theming and landscaping. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992, to $15.2 million and $3.9 million, respectively, during the comparable period of 1996.

    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately $21.8 million at the Funtime parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995.

    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that Elitch Gardens lacks certain marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 million and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride for the 1997 season), to improve landscaping and theming and to enhance marketing programs. While The Great Escape (a combination theme and water park) has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 million and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add additional marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. Finally, the Company believes that the two water parks acquired in the California Acquisition (together with a family entertainment center, "Waterworld") have growth potential, although more limited than the other parks. The Company intends to add a marketable attraction to each of the water parks in the next two to three years to achieve growth in attendance and operating cash flow. See "Business -- Operating Strategy."

EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at its parks, the Company is considering a number of expansions at several of its parks in order to increase attendance and per capita spending. For example, the Company expects to expand its Darien Lake theme park and camping resort in western New York by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campground. In addition, the Company may add campgrounds or an amphitheater at Frontier City, its western-themed park in Oklahoma City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."

MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that, in addition to the Recent Acquisitions, there are numerous acquisition opportunities that would expand its business. The Company expects that a portion of the proceeds from the Offerings will be used for such acquisitions. The Company's primary target for acquisitions will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue, support from sponsors with nationally-recognized brands and marketing partners;
(iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "-- Recent Transactions," "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds," "Business -- Acquisition Strategy" and -- Recent and Pending Acquisitions."

                            THE THEME PARK INDUSTRY

    The theme park industry includes destination and regional parks. Destination parks are designed primarily to attract visitors who travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Management believes that destination parks are typically more affected by the national economy than are regional parks.

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over this period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

                              RECENT TRANSACTIONS

    THE DENVER ACQUISITION. On October 31, 1996, the Company acquired substantially all of the assets of Elitch Gardens Company, used in the operation of Elitch Gardens, for $62.5 million in cash.

    THE CALIFORNIA ACQUISITION. On November 19, 1996, the Company acquired substantially all of the assets of FRE, Inc. (Family Recreational Enterprises, Inc.) ("FRE") and Concord Entertainment Company, an affiliate of FRE ("Concord"), used in the operation of Waterworld for an aggregate cash purchase price of $17.25 million.

    THE GREAT ESCAPE ACQUISITION. Pursuant to an asset purchase agreement ("The Great Escape Agreement"), the Company expects to acquire substantially all of the assets of Storytown USA, Inc. and Fantasy Rides Corporation (collectively, "Storytown") used in the operation of The Great Escape for a cash purchase price of $33.0 million. The Great Escape Acquisition is scheduled to occur on December 3, 1996. All the conditions to closing (other than delivery of certain closing documents and payment of the purchase price) have been satisfied.

    NEW CREDIT FACILITY. In October 1996, the Company entered into a $115.0 million senior secured credit facility (the "New Credit Facility") with a syndicate of banks to finance the Recent Acquisitions and capital expenditures at existing and acquired parks and to provide working capital. Specifically, the New Credit Facility provides for (i) a six-year $30.0 million revolving credit facility (reducing to $15.0 million on October 31, 2001) for working capital and general corporate purposes (the "Revolving Credit Facility"); and (ii) a five-year multiple draw $85.0 million term loan facility to fund acquisitions and make capital improvements prior to April 30, 1998 (the "Term Loan
Facility"). As of November       , 1996, the Company had borrowed $
under the Revolving Credit Facility and, after giving effect to The Great Escape Acquisition and to borrowings the Company plans to make in respect of the California Acquisition, will have borrowed $57.0 million under the Term Loan Facility. Borrowings under the Revolving Credit Facility are secured by substantially all of the assets of the Company's parks (other than real estate). Borrowings under the Term Loan Facility are secured on a non-cross-collateralized basis by the assets (including real estate, if applicable) purchased with the proceeds of such borrowings, together with guarantees, limited to approximately $17.5 million, by the Company's principal subsidiaries. See "Description of Indebtedness." Upon completion of the Notes Offering, the Company intends to repay in full the borrowings under the New Credit Facility from a portion of the net proceeds thereof, which will result in the termination of the Term Loan Facility. Prior to the consummation of the Notes Offering, the Company will either amend the New Credit Facility to permit the transactions contemplated by the Notes Offering and to provide for the continuation (and possible expansion) of the Revolving Credit Facility or terminate the entire New Credit Facility and enter into a new revolving credit facility. See "Use of Proceeds."

    PUBLIC OFFERING; PREFERRED STOCK CONVERSION. In June 1996, the Company completed a public offering of 3,938,750 shares of Common Stock (the "Public Offering") at a price to the public of $18.00 per share, generating net proceeds of approximately $65.2 million. In connection with the Public Offering, all of the Company's outstanding shares of preferred stock (the "Preferred Stock"), together with all accrued dividends thereon, were converted into an aggregate of 2,560,928 shares of Common Stock (the "Preferred Stock Conversion"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."

                               THE NOTES OFFERING

Securities Offered................  $   .       principal amount of    % Senior Notes due

Interest Payment Dates............  and           of each year, commencing           , 1997.
Maturity Date.....................

Sinking Fund......................  None

Optional Redemption...............  The Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or after
                                              ,     at the redemption prices set forth
                                    herein, plus accrued and unpaid interest, if any, to the
                                    redemption date. In addition, at any time prior to
                                          , the Company may redeem up to 33 1/3% of the
                                    original aggregate principal amount of the Notes with
                                    the proceeds of one or more Public Equity Offerings, at
                                    a redemption price of    %, plus accrued and unpaid
                                    interest, if any, to the redemption date; provided,
                                    however, that at least 66 2/3% of the original aggregate
                                    principal amount of the Notes must remain outstanding
                                    after each such redemption. See "Description of the
                                    Notes -- Optional Redemption."

Ranking...........................  The Notes will be senior, unsecured obligations of the
                                    Company and will be effectively subordinated to all
                                    existing and future secured indebtedness of the Company
                                    and its subsidiaries to the extent of the value of the
                                    assets securing such indebtedness. The Notes will rank
                                    PARI PASSU in right of payment with all other Senior
                                    Indebtedness of the Company and will rank senior in
                                    right of payment to any Subordinated Obligations of the
                                    Company. To the extent possible in the future, and
                                    provided that such action is permitted by the Company's
                                    other existing obligations, the Company is obligated to
                                    cause the Notes to be guaranteed on a senior, unsecured
                                    basis by the Company's principal operating subsidiaries.
                                    Prior to the time such guarantees are issued, the Notes
                                    will be effectively subordinated to indebtedness of, or
                                    guaranteed by the Company's principal operating
                                    subsidiaries to the extent of the assets of such
                                    subsidiaries, including the Company's $90.0 million
                                    aggregate principal amount of 12% Senior Notes due 2003
                                    (the "Existing Notes" and together with the Notes, the
                                    "Senior Notes"). The Existing Notes are guaranteed on a
                                    senior, unsecured basis by

                                    the Company's principal operating subsidiaries under the
                                    indenture relating to the Existing Notes (the "Existing
                                    Indenture") to the extent of the assets of such
                                    subsidiaries. The Company's principal operating
                                    subsidiaries hold substantially all of the Company's
                                    assets, except for those assets acquired and to be
                                    acquired in the Recent Acquisitions. In order for Note
                                    Guarantees (as defined herein) to be issued, the terms
                                    of the Existing Indenture must be amended. Following
                                    such amendment, the Company intends to transfer the
                                    assets acquired and to be acquired in the Recent
                                    Acquisitions to operating subsidiaries and to cause each
                                    of its principal operating subsidiaries to guarantee
                                    payment of the Notes as described above. At September
                                    30, 1996, on a pro forma basis after giving effect to
                                    the Recent Acquisitions, the financings related thereto,
                                    the issuance of the Notes and the use of proceeds
                                    therefrom, the Company would have had outstanding $
                                    million of Senior Indebtedness (including the Notes), of
                                    which $   million would have been secured indebtedness
                                    and an additional $            million would have been
                                    indebtedness of, or guaranteed by, the Company's
                                    subsidiaries. As of such date, and after giving such
                                    effect, the Company would have had $30.0 million in
                                    undrawn commitments under a secured revolving credit
                                    facility. See "Description of the Notes -- Ranking" and
                                    "-- Note Guarantees."

Change of Control.................  In the event of a Change of Control, each holder of the
                                    Notes will have the right, at such holder's option, to
                                    require the Company to offer to purchase such holder's
                                    Notes at a purchase price equal to 101% of the principal
                                    amount thereof, plus accrued and unpaid interest, if
                                    any, to the date of such purchase. See "Description of
                                    the Notes -- Change of Control."

Certain Covenants.................  The Indenture under which the Notes will be issued (the
                                    "Indenture" and, together with the Existing Indenture,
                                    the "Indentures") will limit (i) the incurrence of
                                    additional indebtedness by the Company and its
                                    subsidiaries, (ii) the payment of dividends on, and
                                    redemption of, capital stock of the Company and the
                                    redemption of certain Subordinated Obligations of the
                                    Company, (iii) other restricted payments, (iv) sales of
                                    assets and subsidiary stock, (v) transactions with
                                    affiliates, (vi) the creation of liens, (vii) the sale
                                    or issuance of capital stock of certain subsidiaries and
                                    (viii) consolidations, mergers and transfers of all or
                                    substantially all of the assets of the Company. The
                                    Indenture also will prohibit certain restrictions on
                                    distributions from subsidiaries. However, all of these
                                    limitations and prohibitions are subject to a number of
                                    important qualifications and exceptions. See
                                    "Description of the Notes -- Certain Covenants."

Common Stock Offering.............  Concurrently with the Notes Offering, the Company is publicly offering in the U.S. and internationally
                                    4,000,000 shares of the Company's Common Stock, par
                                    value $.05 per share. The Company has granted options to
                                    the underwriters of the Common Stock Offering to
                                    purchase up to 600,000 additional shares of Common Stock
                                    solely to cover over-allotments, if any. Neither the
                                    Notes Offering nor the Common Stock Offering is
                                    conditioned upon completion of the other.

Use of Proceeds...................  The Company intends to use a substantial portion of the net proceeds from the Notes Offering to fully repay all
                                    borrowings under the New Credit Facility, with the
                                    balance to be used to fund improvements and expansion of
                                    the Company's existing parks, including the parks
                                    acquired and to be acquired in the Recent Acquisitions;
                                    to acquire and make improvements at additional theme
                                    parks; and for general corporate purposes, including
                                    working capital requirements. The Company plans to use
                                    the net proceeds from the Common Stock Offering, if
                                    completed, to acquire and make improvements at
                                    additional theme parks; to fund improvements and
                                    expansion of the Company's existing parks, including the
                                    parks acquired and to be acquired in the Recent
                                    Acquisitions; and for general corporate purposes,
                                    including working capital requirements. See "Use of
                                    Proceeds."

                     SUMMARY HISTORICAL AND PRO FORMA DATA

    The tables below contain certain summary historical and pro forma financial and operating data for the Company and certain summary historical financial and operating data for Funtime. The historical financial data for 1995 for the Company includes Funtime from the date of acquisition (August 15, 1995). The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Funtime Acquisition, the Denver Acquisition and the California Acquisition as if they had occurred on January 1, 1995 and to The Great Escape Acquisition as if it had occurred on November 1, 1994 (the first day of The Great Escape's 1995 fiscal year). The pro forma financial and operating data for the nine months ended September 30, 1996 give effect to the Recent Acquisitions as if they had occurred on January 1, 1996. The following summary historical financial and operating data of the Company as of September 30, 1996, for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 and of Funtime for each of the years in the three-year period ended December 31, 1994, respectively, have been derived from the financial statements of the Company and Funtime appearing elsewhere in this Prospectus (which in the case of the unaudited consolidated financial statements, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation) and should be read in conjunction with those financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other historical financial and operating data have been derived from audited consolidated financial statements which are not included herein.

    The Company's business is highly seasonal. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

                                                                    YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------
                                                                                                     PRO FORMA(3)
                                                1991      1992(1)     1993       1994      1995(2)       1995
                                              ---------  ---------  ---------  ---------  ---------  -------------

                                                                                                      (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY

STATEMENT OF OPERATIONS DATA:

Total revenue...............................  $  10,547  $  17,392  $  21,860  $  24,899  $  41,496   $   125,941
Gross profit(4).............................      4,096      4,921      7,787      7,991     13,220        48,139
Income from operations(4)...................        970        487      3,019      2,543      3,948        24,739
Interest expense, net.......................       (858)    (1,413)    (1,438)    (2,299)    (5,578)      (15,718)
Income (loss) from continuing operations....       (118)    (1,735)     1,354        102     (1,045 (5)        4,997
Income (loss) from continuing operations per
  common share (primary and fully
  diluted)..................................  $    (.26) $   (2.10) $     .51  $     .04  $    (.40 (5)  $       .45

OTHER DATA:

EBITDA(6)...................................  $   2,246  $   1,938  $   4,562  $   4,549  $   7,706(7)  $    36,216
Net cash provided by operating
  activities(8).............................  $   1,924  $   1,980  $   2,699  $   1,060  $  10,646(9)  $    28,566
Depreciation and amortization...............  $   1,107  $   1,442  $   1,537  $   1,997  $   3,866   $    11,742
Capital expenditures(10)....................  $   4,508  $   3,956  $   7,674  $  10,108  $  10,732   $    48,578(11)
Total attendance............................        828      1,116      1,322      1,408      2,302 12)        6,213
Revenue per visitor.........................  $   12.74  $   15.58  $   16.54  $   17.68  $   18.03   $     19.95(13)
Ratio of earnings to fixed charges(14)......        1.3x   (14)           2.1x       1.1x   (14)              1.5 x

                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                       ---------------------------------------------------------------
                                                    HISTORICAL   HISTORICAL       PRO       PRO FORMA
                                                     COMBINED       1996         FORMA     AS ADJUSTED
                                                     1995(15)    -----------    1996(3)     1996(16)
                                       HISTORICAL   -----------               -----------  -----------
                                         1995(2)                 (UNAUDITED)
                                       -----------  (UNAUDITED)               (UNAUDITED)  (UNAUDITED)
                                       (UNAUDITED)

                                        (IN THOUSANDS, EXCEPT FOR PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Total revenue........................   $  38,771    $  77,054    $  89,792    $ 135,981 (17
Gross profit(4)......................      16,540       29,066       40,611       61,310
Income from operations(4)............       9,707       16,241       25,248       38,114
Interest expense, net................      (3,101)      (6,163)      (7,657)     (11,121)
Income before extraordinary
  loss(5)............................   $   3,956    $   6,074    $  10,512    $  15,903
Income before extraordinary loss per
  common share(5)
  Primary............................   $    1.04      (15)      $     1.24   $     1.36
  Fully diluted......................  $     0.84      (15)      $     1.11   $     1.36

OTHER DATA:

EBITDA(6)............................  $   11,928   $   22,607   $   30,848   $   47,635  (17
Net cash provided by operating
  activities(8)......................  $   13,794   $   17,855   $   10,222   $   24,271  (17
Depreciation and amortization........  $    2,258   $    6,403   $    5,599   $    9,679
Capital expenditures(10).............  $    6,501   $    8,203   $   29,290   $   32,582
Total attendance.....................       2,159  (12      3,930      4,302       6,329
Revenue per visitor..................  $    17.96   $    19.61   $    20.87   $    21.23  (13
Ratio of earnings to
  fixed charges(14)..................         2.8 x    (15)             2.9 x        3.3 x

                                                                                  PRO       PRO FORMA
RATIOS FOR THE TWELVE MONTHS ENDED                                               FORMA     AS ADJUSTED
  SEPTEMBER 30, 1996(18):                                                       1996(3)     1996(16)
                                                                              -----------  -----------

EBITDA/Interest expense..............                                                2.6x
Total debt/EBITDA(18)................                                                3.7x
Net debt/EBITDA(18)..................                                                3.3x

                                                                                   SEPTEMBER 30, 1996
                                                                      --------------------------------------------
                                                                                        PRO           PRO FORMA
                                                                        ACTUAL        FORMA(3)     AS ADJUSTED(16)
                                                                      -----------  --------------  ---------------

                                                                      (UNAUDITED)   (UNAUDITED)      (UNAUDITED)
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents...........................................   $  73,766    $     13,845
Total assets........................................................   $ 252,114    $    309,114
Total long-term debt and capitalized lease obligations (excluding
  current maturities)...............................................   $  92,350    $    149,350
Total debt..........................................................   $  93,404    $    150,404
Stockholders' equity................................................   $ 121,574    $    121,574

------------------------

(1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000 which decrease is not reflected in income (loss) from continuing operations.

(2) The Statement of Operations Data for 1995 reflects the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

(3) The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Acquisitions and the related financings as if they had occurred on January 1, 1995 (or on November 1, 1994 in the case of The Great Escape Acquisition). The pro forma financial and operating data for the nine months ended September 30, 1996 give effect to the Recent Acquisitions and related financings as if they had occurred on January 1, 1996. The pro forma ratios for the twelve months ended September 30, 1996 give effect to the Recent Acquisitions and related financings as if they had occurred on October 1, 1995. The pro forma income per share for the 1996 period also gives effect to the June 1996 Public Offering and the Preferred Stock Conversion as if they had occurred on January 1, 1996. The pro forma balance sheet data give effect to the Recent Acquisitions and related financings as if they had occurred on September 30, 1996. See "Selected Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Commitments and Resources" and Note 3 to the Company's consolidated financial statements.

(4) Gross profit is revenue less operating expenses, costs of products sold and depreciation and amortization. Income from operations is gross profit less selling, general and administrative expenses.

(5) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income (loss) from continuing operations and income (loss) from continuing operations per common share for 1995 or for the nine months ended September 30, 1995.

(6) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements included elsewhere herein. Equity in loss of partnership was $176,000, $122,000, $142,000, $83,000, $69,000, $50,000 and
    $60,000 for each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(7) EBITDA for the Company during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $5,527,000.

(8) During each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000, $10,177,000, $74,139,000,
    $65,167,000 and $29,328,000, respectively. During those periods, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
    $7,457,000, $90,914,000, $91,585,000 and $64,085,000, respectively.

(9) Net cash provided by operating activities during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $6,890,000.

(10) Capital expenditures are presented on a calendar-year basis, rather than on a project-year basis. When presented on a project-year basis, expenditures are aggregated based on the amounts incurred for the relevant year's operating season.

(11) Pro Forma capital expenditures for 1995 include $33.2 million expended to construct Elitch Gardens and Waterworld USA/ Concord.

(12) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 period and attendance at the Funtime parks from and after August 15, 1995.

(13) Pro Forma revenues per visitor does not include revenues of Paradise Island (a fee-per-attraction entertainment center) of $2.0 million for the year ended December 31, 1995 or $1.6 million for the nine months ended September 30, 1996.

(14) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs, preferred stock dividends, and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. For the years ended December 31, 1992 and 1995, the Company's earnings were insufficient to cover fixed charges by $917,000 and $2,620,000, respectively.

(15) Represents results of operations of Premier for the entire period and the results of operations for Funtime through August 14, 1995 on a combined basis. No pro forma adjustments for additional depreciation, interest expense or income taxes have been made in combining the Company and Funtime amounts. Income per share and ratio of earnings to fixed charges are not presented on this basis as amounts are not meaningful.

(16) Adjusted to give effect to the Offerings, assuming no exercise of the underwriters' over-allotment options in the Common Stock Offering, a public
    offering price per share of $    (representing a prior two week average of
    the Common Stock's closing price) and an interest rate of    % on the Notes.
    If the Common Stock Offering is not consummated, pro forma as adjusted cash and cash equivalents, total assets and stockholders' equity at that date
    would have been $         , $         and $         , respectively.

(17) After giving pro forma effect to the Recent Acquisitions and the related financings as if they had occurred on October 1, 1995, total revenue, EBITDA and net cash provided by operating activities for the twelve months ended September 30, 1996 would have been approximately $139.6 million, $40.9 million and $20.3 million, respectively. See Note 18.

(18) EBITDA as defined in the Indentures is the sum of EBITDA (as defined above) and historical interest income. For purposes of the ratios shown, EBITDA has been reduced by interest income. After giving effect to interest income from
    cash balances of $      million, including net proceeds from the Offerings
    (after giving effect to the use thereof) and assuming an interest rate of 5%
    on the cash balances, EBITDA would have been $      million for the pro
    forma as adjusted twelve months ended September 30, 1996, EBITDA/interest
    expense would have been     and total debt/EBITDA would have been       .

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          1991       1992       1993       1994
                                                                        ---------  ---------  ---------  ---------

                                                                        (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
FUNTIME
STATEMENT OF OPERATIONS DATA:

Total revenue.........................................................  $  48,777  $  46,852  $  51,253  $  50,435
Gross profit..........................................................     14,979     13,764     16,863     14,636
Income from operations................................................      6,713      5,100      8,645      6,203
Interest expense, net.................................................     (4,150)    (3,001)    (2,783)    (4,792)
Income before cumulative
  effect of accounting change(1)......................................  $   1,003  $     384  $   3,540  $     263

OTHER DATA:

EBITDA(2).............................................................  $  12,374  $  11,179  $  14,000  $  11,862
Net cash provided by operating activities(3)..........................  $   8,043  $   6,950  $   9,180  $   8,784
Depreciation and amortization.........................................  $   5,681  $   6,182  $   5,632  $   5,956
Capital expenditures..................................................  $   2,531  $   2,971  $   4,395  $   4,211
Total attendance......................................................      2,593      2,406      2,575      2,468
Revenue per visitor...................................................  $   18.81  $   19.47  $   19.90  $   20.44

------------------------

(1) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income before cumulative effect of accounting change.

(2)  See footnote 6 appearing on page 12 for a discussion of EBITDA.

(3) During each of the four years ended December 31, 1994, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000 and
    $6,344,000, respectively. During those periods, net cash used in financing activities was $5,300,000, $4,133,000, $4,249,000 and $2,454,000,
    respectively.

                                  RISK FACTORS

    Prior to making an investment in the Notes offered hereby, prospective investors should carefully consider, together with the other matters referred to in this Prospectus, the following risk factors:

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS

    The Company is highly leveraged. Upon completion of the Notes Offering (and after giving effect to the repayment of all borrowings under the New Credit Facility with a portion of the net proceeds from the Notes Offering), the
Company will have outstanding (i) $     million principal amount of the Notes;
and (ii) $90.0 million principal amount of the Existing Notes. In addition, the Company has the ability to borrow up to $30.0 million under a secured revolving credit facility and may increase the size of such facility and may incur other indebtedness in the future. See "Description of Indebtedness." This high level of indebtedness will result in significant interest expense and eventual principal repayment obligations. Revolving credit borrowings under the New Credit Facility are secured by substantially all of the Company's assets (other than real estate). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Commitments and Resources."

    The Company believes that its cash flow from operations, together with the proceeds from the Offerings and borrowings under the New Credit Facility will be adequate to fund its currently anticipated requirements for working capital, capital expenditures and scheduled principal and interest payments. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, sell certain of its assets or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The financial covenants and other restrictions contained in the New Credit Facility and the Existing Indenture and those that will be contained in the Indenture will require the Company to satisfy certain financial tests, financial covenants and other restrictions, including limitations on the Company's ability to borrow additional funds and to dispose of certain assets. See "Description of Indebtedness -- New Credit Facility," " -- The Existing Notes" and "Description of the Notes."

    The Company's high degree of leverage could limit its ability to withstand competitive pressures and adverse economic conditions, to take advantage of significant business opportunities that may arise or to meet its obligations. The inability of the Company to service its obligations in respect of the Senior Notes and other indebtedness or obligations would have a material adverse effect on the market value and marketability of the Notes.

RANKING OF NOTES

    The Notes are not secured and therefore will be effectively subordinated to borrowings under the New Credit Facility and other secured indebtedness permitted under the terms of the Indenture, to the extent of the value of the assets securing such secured indebtedness. The revolving credit indebtedness under the New Credit Facility is secured by liens on substantially all of the Company's assets (other than real estate). The Company intends to repay in full borrowings under the New Credit Facility from a substantial portion of the net proceeds from the Notes Offering, which repayment will terminate the Term Loan Facility. Prior to consummation of the Notes Offering, the Company will either amend the debt incurrence and other covenants under the New Credit Facility or terminate the entire New Credit Facility and enter into a new revolving credit facility. Subject to certain conditions specified therein, the Existing Indenture permits, and the Indenture will permit, the Company and its subsidiaries to incur additional indebtedness, including secured indebtedness, which secured indebtedness will effectively rank senior to the Notes to the extent of the value of the assets securing such indebtedness.

    To the extent possible in the future, and provided that such action is permitted by the Company's then existing obligations, the Company is obligated to cause the Notes to be guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries (the "Note Guarantees"). Prior to the time any such Note Guarantees are issued, the Notes will be effectively subordinated to the Existing Notes, which are guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries under the Existing Indenture to the extent of the assets of such subsidiaries. The Company's principal operating subsidiaries hold substantially all of the Company's assets, except for those assets acquired and to be acquired in the Recent Acquisitions. In order for Note Guarantees to be issued, the terms of the Existing Indenture must be amended. Following such amendment, the Company intends to transfer the assets acquired in the Recent Acquisitions to operating subsidiaries and to cause each of its principal operating subsidiaries to guarantee payment of the Notes as described above. See "Description of Indebtedness -- New Credit Facility," "-- The Existing Notes" and "Description of the Notes -- Certain Covenants."

ABILITY TO PAY NOTE OBLIGATIONS DEPENDENT ON FUNDS FROM SUBSIDIARIES

    With the exception of the parks acquired in the Recent Acquisitions, which are presently owned directly by the Company, the Company derives all of its operating income from its subsidiaries. The Company must rely to a large extent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of, premium, if any, and interest on the Notes. The ability of the Company's subsidiaries to make such payments may be restricted by, among other things, applicable corporate laws and other laws and regulations.

UNCERTAINTY OF FUTURE ACQUISITIONS; POTENTIAL EFFECTS OF ACQUISITIONS

    A portion of the net proceeds of the Offerings is expected to be used to fund additional acquisitions and improvements at parks acquired and to be acquired. There can be no assurance that the Company will be able to locate and acquire additional businesses to enable it to so employ that portion of the proceeds. To the extent any such acquisition would result in the incurrence or assumption of indebtedness by the Company, a waiver of the debt incurrence covenant or an amendment of the New Credit Facility would be required. In addition, the Existing Indenture also imposes, and the Indenture will impose, certain limitations on the Company's ability to incur or assume indebtedness in connection with any such acquisitions. There can be no assurance that any proposed acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "-- Restrictive Debt Covenants" and "Description of Indebtedness."

    In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results, at least in the short-term, depending on many factors, including capital requirements and the accounting treatment of such acquisitions. There can be no assurance that the Recent Acquisitions or any future acquisition, if completed successfully, will perform as expected, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. As the Company continues to grow, the increasing size of its operations will place additional demands upon existing management resources, which will require the Company to effectively redeploy such resources and, at times, to hire new personnel. If the Company is unable to manage growth effectively, the Company's operating results could be materially adversely affected.

RESTRICTIVE DEBT COVENANTS

    The New Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates or redeem or repurchase the Existing Notes or the Notes. In addition, under the New Credit Facility, the Company is required to comply with specified financial ratios and tests, including interest expense, fixed charges, debt service and total debt coverage ratios. Prior to the consummation of the Notes Offering, the Company will either amend the New Credit Facility to permit the transactions contemplated by the Notes Offering and to provide for the continuation

(and possible expansion) of the Revolving Credit Facility or terminate the entire New Credit Facility and enter into a new revolving credit facility. See "Description of Indebtedness -- New Credit Facility." The Existing Indenture contains, and the Indenture will contain, a series of restrictive covenants. See "Description of Indebtedness -- The Existing Notes" and "Description of the Notes."

    The Company is currently in compliance with the covenants and restrictions contained in the New Credit Facility and the Existing Indenture. However, its ability to continue to comply with financial tests and ratios in the New Credit Facility may be affected by events beyond its control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the inability of the Company to borrow under the New Credit Facility, the termination of the facility (and the repayment of all amounts outstanding thereunder) or, by virtue of cross default provisions, the acceleration of the maturity of the Existing Notes and the Notes. See "Description of Indebtedness."

RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS

    Because substantially all of the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. The Company's liability insurance policies provide coverage of up to $15.0 million per loss occurrence and require the Company to pay the first $25,000 of loss per occurrence ($50,000 per occurrence in the case of wave pool incidents). In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of a theme park's attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, four of the Company's parks (including two of the parks acquired in the Recent Acquisitions) are primarily water parks which, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 90% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as an indication of future performance. Nevertheless, the market price of the Common Stock may fluctuate significantly in response to variations in the Company's quarterly and annual results of operations.

HIGHLY COMPETITIVE BUSINESS

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. The Company's family entertainment center competes directly with all types of recreational facilities and forms of entertainment within its market area. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its executive officers and key operating personnel, particularly Kieran E. Burke, Chairman and Chief Executive Officer and Gary Story, President and Chief Operating Officer. The Company does not have employment agreements with, or key man insurance relating to, Messrs. Burke and Story. The loss of services of, or a material reduction in the amount of time devoted to the Company by, either of such individuals or certain other key personnel could adversely affect the business of the Company. See "Management." Under certain circumstances, the loss of the services of both Messrs. Burke and Story and the failure to replace them within a specified time period would constitute a default under the New Credit Facility. See "Description of Indebtedness--New Credit Facility."

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS; CHANGE OF CONTROL

    If the Common Stock Offering is completed, the Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 36.6% of the outstanding Common Stock (without giving effect to shares, if any, purchased by such persons in the Common Stock Offering). As a result, these stockholders, if they were to act together, would be able to influence significantly the election of the Company's Board of Directors and other matters requiring approval by the stockholders of the Company, including any required stockholder approval of acquisitions and other significant corporate transactions. See "Principal Stockholders."

    A Change of Control could require the Company to repay all indebtedness under the New Credit Facility. In addition, upon the occurrence of a Change of Control, the holders of the Senior Notes would be entitled to require the Company to repurchase the Senior Notes at a purchase price equal to 101% of the principal amount of such Senior Notes, plus accrued and unpaid interest, if any, to the date of repurchase. The Company's failure to repurchase the Senior Notes would result in a default under the Indentures and the New Credit Facility. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy its obligations under the New Credit Facility or the Indentures. See "Description of Indebtedness -- New Credit Facility," "-- Existing Notes" and "Description of Notes -- Change of Control."

POTENTIAL SUBORDINATION OR VOIDING OF ANY FUTURE NOTE GUARANTEES BASED ON
  FRAUDULENT CONVEYANCE

    Any Note Guarantees that may be issued in the future may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of any of the guarantors of the Notes (the "Note Guarantors"). Under these statutes, if a court were to find that obligations (such as the Note Guarantees) were incurred with the intent of hindering, delaying or defrauding present or future creditors, that a Note Guarantor received less than a reasonably equivalent value or fair consideration for those obligations, or a Note Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion, in whole or in part, of other creditors and, at the time of the incurrence of the obligations, the obligor either (i) was insolvent or was rendered insolvent by reason thereof, (ii) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital, or (iii) intended to incur or believed that it was incurring debts beyond its ability to pay such debts as they matured or became due, such court could void the Note Guarantor's obligations under the Note Guarantees, subordinate the Note Guarantees to other indebtedness of the Note Guarantor or take other action detrimental to the holders of the Notes. The Note Guarantees could be subject to the claim that, since the Note Guarantees were incurred for the benefit of the Company (and only indirectly for the benefit of the Note Guarantors), the obligations of the Note Guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration.

    The measure of insolvency for purposes of a fraudulent conveyance or other similar claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair salable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. The Company believes that, after giving effect to the Notes Offering, each of the Company and its principal operating subsidiaries will be (i) neither insolvent nor rendered insolvent by the incurrence of indebtedness in connection with the Notes Offering, (ii) in possession of sufficient capital to run their businesses effectively, and (iii) incurring debts within their ability to pay as the same mature or become due.

LACK OF ESTABLISHED MARKET FOR THE NOTES

    The Notes are new securities for which there currently is no market. The Company does not intend to apply for listing of the Notes on any securities exchange. Although each Underwriter has advised the Company that it presently intends to make a market in the Notes, none of the Underwriters is obligated to do so and any such market-making activities may be discontinued at any time without notice in the sole discretion of each of the Underwriters. Accordingly, no assurance can be given as to the development or liquidity of any market for the Notes. The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

                                  THE COMPANY

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate ten regional parks. Based on 1996 attendance of approximately 6.6 million at these parks, the Company is the fifth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and EBITDA for the twelve months ended September 30, 1996 would have been approximately $139.6 million and $40.9 million, respectively. See "Unaudited Pro Forma Combined Financial Statements" and "Business -- Recent and Pending Acquisitions."

    The Company's parks are located in eight geographically diverse markets with concentrated populations:

    - ADVENTURE WORLD, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away), with 1996 attendance of approximately 782,000;

    - DARIEN LAKE & CAMPING RESORT, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheater, located between Buffalo and Rochester, New York, with 1996 attendance of approximately 1,290,000;

    - ELITCH GARDENS, a theme park located in the downtown area of Denver, Colorado, with 1996 attendance of approximately 894,000;

    - FRONTIER CITY, a western themed park in Oklahoma City, Oklahoma, with 1996 attendance of approximately 527,000;

    - GEAUGA LAKE, a combination theme and water park located near Cleveland, Ohio, with 1996 attendance of approximately 1,209,000;

    - THE GREAT ESCAPE, a combination theme and water park, located in Lake George/Albany with 1996 attendance of approximately 574,000;

    - WATERWORLD USA/SACRAMENTO and PARADISE ISLAND, a water park and a family entertainment center, both located on the grounds of the California State Fair, with 1996 water park attendance of approximately 294,000;

    - WATERWORLD USA/CONCORD, a water park located in Concord, California, in the East Bay area of San Francisco, with 1996 attendance of approximately 310,000;

    - WHITE WATER BAY, a tropical themed water park located in Oklahoma City, with 1996 attendance of approximately 314,000; and

    - WYANDOT LAKE, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio, with 1996 attendance of approximately 396,000.

    The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    Since current management assumed control in 1989, the Company has acquired eight parks and achieved significant internal growth. In addition, the Company expects to acquire The Great Escape on December 3, 1996. As a result of the Company's operating strategy, during the three years ended

December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through the Funtime Acquisition. During the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved internal growth in attendance, revenue and park-level operating cash flow of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 5.9, 7.7 and 14.5 times, respectively, from the nine months ended September 30, 1992 to the nine months ended September 30, 1996.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years experience in the industry and its seven general managers have an aggregate of over 80 years experience in the industry, including over 50 years at Premier's parks.

                                    STRATEGY

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions. Since acquiring Adventure World in 1992, the Company has invested over $28.1 million in that park to add numerous rides and attractions and to improve theming and landscaping. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996.

    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately $21.7 million at the Funtime Parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995.

    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that Elitch Gardens lacks certain marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 million and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride for the 1997 season), to improve landscaping and theming and to enhance marketing programs. While The Great Escape has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 million and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. Finally, the Company believes that each of the Waterworld facilities has growth potential, although more limited than the other parks. The Company intends to add a marketable attraction to each of the water parks in the next two to three years to achieve growth in attendance and operating cash flow. See "Business -- Operating Strategy."

EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at its parks, the Company is considering a number of expansions at several of its parks in order to increase attendance and per capita spending. For example, the Company expects to expand the Darien Lake Campground by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campground. In addition, the Company may add campgrounds or an amphitheater at Frontier City, its western-themed park in Oklahoma City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks, including The Great Escape and Geauga Lake. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."

MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that in addition to the Recent Acquisitions, there are numerous acquisition opportunities that would expand its business. The Company expects that a portion of the proceeds from the Offerings will be used for such further acquisitions. The Company's primary target for acquisitions will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue and support from sponsors with nationally-recognized brands; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds," "Business -- Acquisition Strategy" and "-- Recent and Pending Acquisitions."

                            THE THEME PARK INDUSTRY

    The theme park industry includes destination and regional parks. Destination parks are designed primarily to attract visitors willing to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Management believes that destination parks are typically more affected by the national economy than are regional parks.

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over the period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

                                    HISTORY

    The Company was incorporated in 1981 as The Tierco Group, Inc., and through 1989 was primarily engaged in the ownership and management of real estate and mortgage loans. In October 1989, the Company's current senior management assumed control, and during 1989, management determined to focus Premier's business on its theme park operations, which at that point consisted of a 50% interest in Frontier City. In 1991, the Company acquired White Water Bay and increased its ownership in Frontier City to in excess of 50%. In 1992, the Company acquired Adventure World and the remaining minority interest in Frontier City and disposed of substantially all of its real estate operations. In 1994, the Company changed its name to Premier Parks Inc. On August 15, 1995, the Company completed the Funtime Acquisition. On June 4, 1996, the Company completed the Public Offering which raised $65.2 million of net proceeds. On October 31, 1996, the Company completed the Denver Acquisition, on November 19, 1996, the Company completed the California Acquisition and the Company anticipates completing The Great Escape Acquisition on December 3, 1996.

    The Company's principal executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Notes Offering, after deducting estimated underwriting discounts and commissions and expenses
payable by the Company, will be approximately $         million. The Company
intends to use a substantial portion of the net proceeds from the Notes Offering to fully repay all borrowings under the New Credit Facility (which aggregate
$      as of                  ) with the balance used to fund improvements and
expansion of the Company's existing parks, including the parks acquired and to be acquired in the Recent Acquisitions; to acquire and make improvements at additional theme parks; and for general corporate purposes, including working capital requirements. Although the Company has had discussions with respect to several additional acquisition opportunities, no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such additional acquisitions will be made. The Company expects to incur
approximately $    million of capital expenditures in 1997, a substantial
portion of which are expected to be funded with a portion of the net proceeds of the Notes Offering, either directly or through the refinancing of borrowings under the New Credit Facility. See "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions" and "Business -- Acquisition Strategy."

    The net proceeds from the Common Stock Offering (after deducting estimated underwriting discounts and offering expenses), if completed, would be
approximately $         million (or approximately $    million if the
underwriters' overallotment options are exercised in full). The Company intends to use the net proceeds of the Common Stock Offering to acquire and make improvements at additional theme parks; to fund improvements and expansion of the Company's existing parks, including the parks acquired and to be acquired in the Recent Acquisitions; and for general corporate purposes, including working capital requirements.

    Because the Company does not have any agreement or understanding with respect to any future acquisitions, other than The Great Escape, it is unable to estimate the portion of the net proceeds of the Offerings to be used to fund acquisition opportunities and improvements at acquired parks and the portion to be used to expand or make improvements at existing parks. In addition, although the Company presently intends to fund planned capital expenditures for the 1997 season from existing cash, cash generated from operations, borrowings under the New Credit Facility, and a portion of the net proceeds from the Notes Offering, the Company may use a portion of the net proceeds of the Common Stock Offering to fund capital expenditures for the 1997 season or may accelerate its capital expenditure program. Although the Company does not presently intend to do so, it may use a portion of the proceeds of the Common Stock Offering to redeem a portion of the Existing Notes. Under the Existing Indenture, the Company is permitted to redeem up to an aggregate of $30.0 million principal amount of the Existing Notes from proceeds of one or more equity offerings at a redemption price of 110% of principal amount, plus accrued interest. See "Description of Indebtedness -- The Existing Notes."

    Borrowings under the New Credit Facility were incurred to finance a portion of the purchase price of the Recent Acquisitions. Borrowings under the New Credit Facility can also be used to make capital expenditures at the Company's parks. On November 20, 1996, borrowings on the Term Loan Facility bore interest at 7.375%.

    Pending their ultimate use, the net proceeds from the Offerings will be invested in short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

    The following table sets forth as of September 30, 1996, (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the Recent Acquisitions and the related financings; and
(iii) the pro forma capitalization of the Company as adjusted to give effect to the Offerings (assuming that the underwriters' over-allotment options to purchase up to 600,000 additional shares in the Common Stock Offering are not exercised). This table should be read in conjunction with the consolidated financial statements of the Company, "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                  SEPTEMBER 30, 1996
                                                                        ---------------------------------------
                                                                                                   PRO FORMA
                                                                          ACTUAL     PRO FORMA   AS ADJUSTED(1)
                                                                        ----------  -----------  --------------
                                                                                    (IN THOUSANDS)

                                                                                      (UNAUDITED)
Cash and cash equivalents.............................................  $   73,766   $  13,845    $           (2)
                                                                        ----------  -----------  --------------
                                                                        ----------  -----------  --------------
Short-term debt(3)....................................................  $    1,054   $   1,054    $      1,054
                                                                        ----------  -----------  --------------
                                                                        ----------  -----------  --------------
Long-term debt (excluding current maturities):
  Term Loan Facility..................................................  $   --       $  57,000(4)  $    --
  Existing Notes......................................................      90,000      90,000          90,000
  Notes...............................................................      --          --
  Other...............................................................       2,350       2,350           2,350
                                                                        ----------  -----------  --------------
  Total long-term debt................................................      92,350     149,350
                                                                        ----------  -----------  --------------
Stockholders' equity..................................................     121,574     121,574
                                                                        ----------  -----------  --------------
      Total capitalization............................................  $  213,924   $ 270,924    $
                                                                        ----------  -----------  --------------
                                                                        ----------  -----------  --------------

------------------------

(1) Pro forma as adjusted reflects the pro forma capitalization of the Company as adjusted to give effect to the Offerings (assuming that the underwriters' over-allotment options to purchase up to 600,000 additional shares in the Common Stock Offering are not exercised). If the Common Stock Offering is not consummated, pro forma as adjusted cash and cash equivalents,
    stockholders' equity and total capitalization would have been $      ,
    $      and $      , respectively.

(2) Pro forma as adjusted cash and cash equivalents do not give effect to anticipated off-season cash requirements prior to the 1997 season, anticipated capital improvements to the Company's existing and acquired parks prior to that season nor the operating cash flow expected to be generated during that season.

(3)  At November   , 1996, the Company had $         million outstanding under
    the Revolving Credit Facility.

(4) Includes $8.9 million under the Term Loan Facility which the Company intends to borrow in respect of the California Acquisition within 180 days following the date of such acquisition.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following selected historical financial and operating data, except for attendance and revenue per visitor data, of (i) the Company for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; (ii) Funtime for each of the years in the three-year period ended December 31, 1994 and the six-month periods ended July 3, 1994 and July 2, 1995; (iii) Elitch Gardens Company for the period from May 31, 1994 (date of inception) through December 31, 1994, the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; (iv) FRE and Concord (the owners of Waterworld) (on a combined basis) for the three years (one year, in the case of Concord) ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; and (v) The Great Escape for the two years ended October 31, 1995 and the eleven months ended September 30, 1995 and 1996 are derived from the financial statements (audited in the case of all annual periods) of those entities appearing elsewhere in this Prospectus. The selected historical financial data of the Company for fiscal years 1991 and 1992 and of Funtime for fiscal year 1991 have been derived from audited financial statements which are not included herein. The historical financial data for the year ended December 31, 1995 for the Company includes the activity of Funtime from August 15, 1995, the date of the Funtime Acquisition. The historical financial data for all interim periods have been derived from unaudited financial statements of those entities included elsewhere herein which, in the opinion of their respective management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation.

    The following selected pro forma financial and operating data of the Company for the year ended December 31, 1995 and the nine months ended September 30, 1996 are derived from the Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus. The pro forma financial and operating data are for informational purposes only, have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the Acquisitions had occurred or which may be achieved in the future.

    The Company's business is highly seasonal. Results for the nine-month periods ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

                                                                            YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------------------------
                                                                                                                 1995
                                                        1991      1992(1)     1993       1994      1995(2)   PRO FORMA(3)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                                                                             (UNAUDITED)

                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions...............................  $   6,849  $  10,186  $  12,874  $  13,936  $  21,863   $   66,082
Theme park food, merchandise, and other.............      3,698      7,206      8,986     10,963     19,633       59,859
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................     10,547     17,392     21,860     24,899     41,496      125,941
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Operating costs and expenses:
Operating expenses..................................      4,327      9,293     10,401     12,358     19,775       50,983
Selling, general and administrative.................      3,126      4,434      4,768      5,448      9,272       23,400
Cost of products sold...............................      1,017      1,736      2,135      2,553      4,635       15,077
Depreciation and amortization.......................      1,107      1,442      1,537      1,997      3,866       11,742
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................      9,577     16,905     18,841     22,356     37,548      101,202
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income from operations..............................        970        487      3,019      2,543      3,948       24,739
Other income (expense):
Interest expense, net...............................       (858)    (1,413)    (1,438)    (2,299)    (5,578)     (15,718)
Minority interest in earnings.......................       (223)      (270)    --         --         --           --
Other income (expense)..............................         (7)      (113)      (136)       (74)      (177)        (334)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................     (1,088)    (1,796)    (1,574)    (2,373)    (5,755)     (16,052)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations before
  income taxes......................................       (118)    (1,309)     1,445        170     (1,807)       8,687
Income tax expense (benefit)........................     --            426         91         68       (762)       3,690
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations............  $    (118) $  (1,735) $   1,354  $     102  $  (1,045 (4)  $    4,997
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations per common
  share (primary and fully diluted).................  $    (.26) $   (2.10) $     .51  $     .04  $    (.40 (4)  $     0.45
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                      ---------  ---------  ---------  ---------  ---------  ------------

OTHER DATA:

EBITDA(5)...........................................  $   2,246  $   1,938  $   4,562  $   4,549  $   7,706(6)  $   36,216
Net cash provided by operating activities(7)........  $   1,924  $   1,980  $   2,699  $   1,060  $  10,646(8)  $   28,566
Capital expenditures(9).............................  $   4,508  $   3,956  $   7,674  $  10,108  $  10,732   $   48,578(10)
Total attendance....................................        828      1,116      1,322      1,408      2,302 11)       6,213
Revenue per visitor.................................  $   12.74  $   15.58  $   16.54  $   17.68  $   18.03   $    19.95(12)
Ratio of earnings to fixed charges(13)..............       1.3x    (13)          2.1x       1.1x    (13)            1.5x

                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                           ---------------------------------------------------------------
                                                        HISTORICAL                              PRO FORMA
                                           HISTORICAL    COMBINED    HISTORICAL    PRO FORMA   AS ADJUSTED
                                            1995(14)     1995(15)       1996        1996(3)     1996(16)
                                           -----------  -----------  -----------  -----------  -----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
                                                                     (UNAUDITED)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions....................   $  20,263    $  36,138    $  38,970    $  65,767
Theme park food, merchandise, and
  other..................................      18,508       40,916       50,822       70,214
                                           -----------  -----------  -----------  -----------
      Total..............................      38,771       77,054       89,792      135,981 (17
Operating costs and expenses:
Operating expenses.......................      15,640       32,216       32,897       47,985
Selling, general and administrative......       6,833       12,825       15,363       23,196
Cost of products sold....................       4,333        9,369       10,685       17,007
Depreciation and amortization............       2,258        6,403        5,599        9,679
                                           -----------  -----------  -----------  -----------
      Total..............................      29,064       60,813       64,544       97,867
                                           -----------  -----------  -----------  -----------
Income from operations...................       9,707       16,241       25,248       38,114
Other income (expense):
Interest expense, net....................      (3,101)      (6,163)      (7,657)     (11,121)
Other income (expense)...................         (87)         (87)         (59)        (218)
                                           -----------  -----------  -----------  -----------
      Total..............................      (3,188)      (6,250)      (7,716)     (11,339)
                                           -----------  -----------  -----------  -----------
Income before extraordinary loss and
  income
  taxes (4)..............................       6,519        9,991       17,532       26,775
Income tax expense.......................       2,563        3,917        7,020       10,872
                                           -----------  -----------  -----------  -----------
Income before extraordinary loss (4).....   $   3,956    $   6,074    $  10,512    $  15,903
                                           -----------  -----------  -----------  -----------
                                           -----------  -----------  -----------  -----------
Income before extraordinary loss per
  common share(4)........................
      Primary............................   $    1.04         (15)   $     1.24   $     1.36
      Fully-diluted......................  $     0.84          (15)  $     1.11   $     1.36

OTHER DATA:

EBITDA(5)................................  $   11,928   $   22,607   $   30,848   $   47,635  (17
Net cash provided by operating
  activities(7)..........................  $   13,794   $   17,855   $   10,222   $   24,271  (17
Capital expenditures(9)..................  $    6,501   $    8,203   $   29,290   $   32,582
Total attendance.........................       2,159 (1)      3,930      4,302        6,329
Revenue per visitor......................  $    17.96   $    19.61   $    20.87   $    21.23  (12
Ratio of earnings to fixed charges(13)...        2.8x          (15)        2.9x         3.3x


                                                                                                PRO FORMA
   RATIOS FOR THE TWELVE MONTHS ENDED                                              PRO FORMA   AS ADJUSTED
          SEPTEMBER 30, 1996:(18)                                                   1996(3)     1996(16)
                                                                                  -----------  -----------

EBITDA/Interest expense..................                                               2.6x
Total debt/EBITDA........................                                               3.7x
Net debt/EBITDA(18)......................                                               3.3x

                                            DECEMBER 31,                                  SEPTEMBER 30, 1996
                        -----------------------------------------------------  ----------------------------------------
                                                                                                           PRO FORMA AS
                          1991       1992       1993       1994       1995       ACTUAL     PRO FORMA(3)   ADJUSTED(16)
                        ---------  ---------  ---------  ---------  ---------  -----------  -------------  ------------

                                                                               (UNUADITED)   (UNAUDITED)   (UNAUDITED)
                                                                (IN)THOUSANDS
BALANCE SHEET DATA:
Cash and cash
  equivalents.........  $     853  $   5,919  $   3,026  $   1,366  $  28,787   $  73,766     $  13,845
Total assets..........  $  74,555  $  30,615  $  36,708  $  45,539  $ 173,318   $ 252,114     $ 309,114
Total long-term debt
  and capitalized
  lease obligations
  (excluding current
  maturities).........  $  49,615  $   7,619  $  18,649  $  22,216  $  93,213   $  92,350     $ 149,350
Total debt............  $  74,913  $  15,627  $  20,821  $  24,108  $  94,278   $  93,404     $ 150,404
Stockholders' equity
  (deficit)...........  $ (15,558) $  11,838  $  13,192  $  18,134  $  45,911   $ 121,574     $ 121,574

------------------------

(1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000 which decrease is not reflected in income (loss) from continuing operations.

(2) The Statement of Operations Data for 1995 reflects the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

(3) The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Acquisitions and the related financings as if they had occurred on January 1, 1995 (or on November 1, 1994 in the case of The Great Escape Acquisition). The pro forma financial and operating data for the nine months ended September 30, 1996, give effect to the Recent Acquisitions and related financings as if they had occurred on January 1, 1996. The pro forma ratios for the twelve months ended September 30, 1996 give effect to the Recent Acquisitions and related financings as if they had occurred on October 1, 1995. The pro forma income from continuing operations per share for the 1996 period also gives effect to the June 1996 Public Offering and the Preferred Stock Conversion as if they had occurred on January 1, 1996. The pro forma balance sheet data give effect to the Recent Acquisitions and related financings as if they had occurred on September 30, 1996.

(4) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income (loss) from continuing operations and income (loss) from continuing operations per common share for 1995 or for the nine months ended September 30, 1995.

(5) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the consolidated financial statements of the Company included elsewhere herein. Equity in loss of partnership was $176,000, $122,000, $142,000, $83,000, $69,000, $50,000 and $60,000 during each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(6) EBITDA for the Company during 1995, without giving any effect to the Funtime Acquisition and the related financings would have been $5,527,000.

(7) During each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000, $10,177,000, $74,139,000,
    $65,167,000 and $29,328,000, respectively. During those periods, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
    $7,457,000, $90,914,000, $91,585,000 and $64,085,000, respectively.

(8) Net cash provided by operating activities during 1995, without giving any effect to the Funtime Acquisition and the related financings, would have been $6,890,000.

(9) Capital expenditures are presented on a calendar-year basis, rather than on a project-year basis. When presented on a project-year basis, expenditures are aggregated based on the amounts incurred for the relevant year's operating season.

(10) Pro Forma capital expenditures for 1995 include $33,247,000 expended to construct Elitch Gardens and Waterworld USA/ Concord.

(11) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 period and attendance at the Funtime parks from and after August 15, 1995.

(12) Pro Forma revenue per visitor does not include revenue of Paradise Island (a fee-per-attraction entertainment center) of $2,004,000 for 1995 or $1,621,000 for the nine months ended September 30, 1996.

(13) For the purpose of determing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs, preferred stock dividends, and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. For the years ended December 31, 1992 and 1995, the Company's earnings were insufficient to cover fixed charges by $917,000 and $2,620,000, respectively.

(14) Results of the Company for the nine months ended September 30, 1995 include results of operations of Funtime from and after August 15, 1995.

(15) Represents results of operations of Premier for the entire period and results of operations of Funtime through August 14, 1995, on a combined basis. No pro forma adjustments for additional depreciation, interest expense or income taxes have been made in combining Premier and Funtime amounts. Income per share and ratio of earnings to fixed charges are not presented on this basis as amounts are not meaningful.

(16) Adjusted to give effect to the Offerings, assuming no exercise of the underwriters' over-allotment options in the Common Stock Offering, a public
    offering price per share of $      (representing a prior two week average of
    the Common Stock's closing price) and an interest rate of    % on the Notes.
    If the Common Stock Offering is not completed, pro forma as adjusted cash and cash equivalents, total assets and stockholders' equity at that date
    would have been $         , $         and $         , respectively.

(17) After giving pro forma effect to the Recent Acquisitions and the related financings as if they had occurred on October 1, 1995, total revenue, EBITDA and net cash provided by operating activities for the twelve months ended September 30, 1996 would have been approximately $139.6 million, $40.9 million and $20.3 million, respectively.

(18) EBITDA as defined in the Indentures is the sum of EBITDA (as defined above) and historical interest income. For purposes of the ratios shown, EBITDA has been reduced by interest income. After giving effect to interest income from
    cash balances of $      million, including net proceeds from the Offerings
    (after giving effect to the use thereof) and assuming an interest rate of 5%
    on the cash balances, EBITDA would have been $      million for the pro
    forma as adjusted twelve months ended September 30, 1996, EBITDA/interest
    expense would have been     and total debt/EBITDA would have been       .

                                                                                              SIX MONTHS ENDED(1)
                                                         YEAR ENDED DECEMBER 31,            ------------------------
                                                ------------------------------------------    JULY 3,      JULY 2,
                                                  1991       1992       1993       1994        1994         1995
                                                ---------  ---------  ---------  ---------  -----------  -----------
                                                                                                  (UNAUDITED)
                                                                                            ------------------------
                                                             (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
FUNTIME
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions.........................  $  20,438  $  19,352  $  20,820  $  20,339   $   5,851    $   6,195
Theme park food, merchandise, and other.......     28,339     27,500     30,433     30,096       9,407        8,958
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     48,777     46,852     51,253     50,435      15,258       15,153
Operating costs and expenses:
Operating expenses............................     22,229     21,166     22,203     23,208      10,700       10,537
Selling, general and administrative...........      8,266      8,664      8,218      8,433       3,339        3,459
Cost of products sold.........................      5,888      5,740      6,555      6,635       2,053        2,083
Depreciation and amortization.................      5,681      6,182      5,632      5,956       2,978        3,316
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     42,064     41,752     42,608     44,232      19,070       19,395
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) from operations.................      6,713      5,100      8,645      6,203      (3,812)      (4,242)
Other income (expense):
Interest expense, net.........................     (4,150)    (3,001)    (2,783)    (4,792)     (2,397)      (2,741)
Other income (expense)........................        (20)      (103)      (277)      (297)       (166)           4
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     (4,170)    (3,104)    (3,060)    (5,089)     (2,563)      (2,737)
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) before income taxes.............      2,543      1,996      5,585      1,114      (6,375)      (6,979)
Income tax expense (benefit)..................      1,540      1,612      2,045        851      (2,486)      (2,722)
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) before cumulative effect of
  accounting change(2)........................  $   1,003  $     384  $   3,540  $     263   $  (3,889)   $  (4,257)
                                                ---------  ---------  ---------  ---------  -----------  -----------
                                                ---------  ---------  ---------  ---------  -----------  -----------
OTHER DATA:

EBITDA(3).....................................  $  12,374  $  11,179  $  14,000  $  11,862   $  (1,000)   $    (922)
Net cash provided by (used in) operating
  activities(4)...............................  $   8,043  $   6,950  $   9,180  $   8,784   $  (1,791)   $  (1,196)
Capital expenditures..........................  $   2,531  $   2,971  $   4,395  $   4,211   $   2,927    $     955
Total attendance..............................      2,593      2,406      2,575      2,468         809          742
Revenue per visitor...........................  $   18.81  $   19.47  $   19.90  $   20.44   $   18.86    $   20.42

------------------------

(1) Represents most recent results of Funtime prior to the date of the Funtime Acquisition. For information concerning results of Funtime from July 3, 1995 to the date of acquisition, August 15, 1995, see Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1995.

(2) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income (loss) before cumulative effect of accounting change.

(3)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(4) During each of the four years ended December 31, 1994 and the six months ended July 3, 1994 and July 2, 1995, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000, $6,344,000, $2,895,000
    and $935,000, respectively. During those periods, net cash provided by (used in) financing activities was $(5,300,000), $(4,133,000), $(4,249,000),
    $(2,454,000), $4,729,000 and $2,066,000, respectively.

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                        PERIOD ENDED        YEAR ENDED      ---------------------
                                                      DECEMBER 31, 1994  DECEMBER 31, 1995    1995        1996
                                                      -----------------  -----------------  ---------  ----------
                                                                                                 (UNAUDITED)

                                                              (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
ELITCH GARDENS(1)
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions...............................      $  --              $  12,824      $  12,762  $   10,631
Theme park food, merchandise and other..............         --                  7,015          6,880       8,875
                                                            -------            -------      ---------  ----------
    Total...........................................         --                 19,839         19,642      19,506
Operating costs and expenses:
Operating expenses..................................            300              8,373          7,383       8,579
Selling, general and administrative.................         --                  9,289          7,903       6,216
Cost of products sold...............................         --                  2,684          2,455       3,287
Depreciation and amortization(2)....................         --                  1,550            880      10,291
                                                            -------            -------      ---------  ----------
    Total...........................................            300             21,896         18,621      28,373
                                                            -------            -------      ---------  ----------
Income (loss) from operations.......................           (300)            (2,057)         1,021      (8,867)
Other income (expense):
Interest income (expense), net......................             35             (2,041)        (1,500)     (3,193)
Other income (expense)..............................         --                   (157)          (153)       (284)
                                                            -------            -------      ---------  ----------
    Total...........................................             35             (2,198)        (1,653)     (3,477)
                                                            -------            -------      ---------  ----------
Loss before income taxes............................           (265)            (4,255)          (632)    (12,344)
Income tax expense (benefit)(3).....................         --                 --             --          --
                                                            -------            -------      ---------  ----------
Net loss............................................      $    (265)         $  (4,255)     $    (632) $  (12,344)
                                                            -------            -------      ---------  ----------
                                                            -------            -------      ---------  ----------
OTHER DATA:
EBITDA(4)...........................................      $    (300)         $    (664)     $   1,749  $    1,140
Net cash provided by (used in) operating
  activities........................................      $     (39)         $     217      $   1,194  $     (720)
Capital expenditures................................      $  36,854(5)       $  26,044(5)   $  23,760(5) $      590
Total attendance....................................         --                    959            950         849
Revenue per visitor.................................         --              $   20.69      $   20.68  $   $22.98

------------------------

(1) Represents historical financial and operating data of Elitch Gardens Company which commenced operations in June 1995. Prior to 1995, a different park under the name "Elitch Gardens" was operated by the predecessor of the general partner of Elitch Gardens Company. The results of operations of the prior park are not comparable to those of Elitch Gardens.

(2) Included in the September 1996 results is an $8,000,000 impairment provision to reduce the carrying value of Elitch Gardens long-lived assets.

(3) As a partnership, Elitch Gardens Company is not subject to federal and state income taxes.

(4)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(5) Represents amount spent during that period to complete construction of the new park.

                                                                                                   ELEVEN MONTHS ENDED
                                                                                  YEAR ENDED
                                                                                 OCTOBER 31,          SEPTEMBER 30,
                                                                             --------------------  --------------------
                                                                               1994       1995       1995       1996
                                                                             ---------  ---------  ---------  ---------

                                                                                                       (UNAUDITED)
                                                                             (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
THE GREAT ESCAPE
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions......................................................  $   7,740  $   8,503  $   8,515  $   8,938
Theme park food, merchandise and other.....................................      5,581      5,857      5,843      6,132
                                                                             ---------  ---------  ---------  ---------
  Total....................................................................     13,321     14,360     14,358     15,070
Operating costs and expenses:
Operating expenses.........................................................      4,442      4,702      4,477      4,610
Selling, general and administrative........................................      1,985      2,001      1,794      2,770(1)
Costs of products sold.....................................................      1,610      1,701      1,715      1,824
Depreciation and amortization..............................................        849      1,018        951      1,319
                                                                             ---------  ---------  ---------  ---------
  Total....................................................................      8,886      9,422      8,937     10,523
                                                                             ---------  ---------  ---------  ---------
Income from operations.....................................................      4,435      4,938      5,421      4,547
Other income (expense):
Interest expense, net......................................................       (960)      (964)      (829)      (821)
Income before income taxes.................................................      3,475      3,974      4,592      3,726
Income tax expense.........................................................         10         34         39         40
                                                                             ---------  ---------  ---------  ---------
Net income.................................................................  $   3,465  $   3,940  $   4,553  $   3,686
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(2)..................................................................  $   5,284  $   5,956  $   6,372  $   5,866(1)
Net cash provided by operating activities..................................  $   3,978  $   5,378  $   5,695  $   5,215
Capital expenditures.......................................................  $   2,284  $   1,645  $   1,615  $     298
Total attendance...........................................................        531        557        557        574
Revenue per visitor........................................................  $   25.09  $   25.78  $   25.78  $   26.25

------------------------

(1) Selling, general and administrative expense in the 1996 period increased primarily due to increased compensation expense paid to the owner of The Great Escape during that period.

(2)  See footnote 5 on page 28 for a discussion of EBITDA.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                            -------------------------------  --------------------
                                                              1993       1994       1995       1995       1996
                                                            ---------  ---------  ---------  ---------  ---------

                                                                                                 (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
WATERWORLD(1)
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admission......................................  $   2,661  $   3,346  $   7,017  $   6,758  $   7,228
Theme park food, merchandise and other....................      1,894      2,592      4,586      4,227      4,425
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................      4,555      5,938     11,603     10,985     11,653
Operating costs and expenses:
Operating expenses........................................      1,387      2,296      3,558(2)     2,739(2)     3,941
Selling, general and administrative.......................      1,538      1,352      2,328      2,059      2,482
Cost of products sold.....................................        463        631      1,203      1,127      1,223
Depreciation and amortization.............................        521        556      1,018        674      1,075
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................      3,909      4,835      8,107      6,599      8,721
                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.............................        646      1,103      3,496      4,386      2,932
Other income (expense):
Interest expense, net.....................................       (184)      (207)      (546)      (375)      (446)
Other income (expense)....................................     --             92        183        183     --
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................       (184)      (115)      (363)      (192)      (446)
                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.........................        462        988      3,133      4,194      2,486
Income tax expense (benefit)(3)...........................        (15)         1         92         92        163
                                                            ---------  ---------  ---------  ---------  ---------
Net income................................................  $     477  $     987  $   3,041  $   4,102  $   2,323
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(4).................................................  $   1,167  $   1,751  $   4,697(2) $   5,243(2) $   4,007
Net cash provided by operating activities.................  $     985  $   1,680  $   4,019  $   4,243  $   3,360
Capital expenditures......................................  $   2,683  $   1,551  $   9,243  $   8,818  $   2,406
Total attendance..........................................        258        280        602        602        604
Revenue per visitor(5)....................................  $   13.71  $   13.87  $   15.95  $   16.03  $   16.61

------------------------

(1) Represents historical financial and operating data of FRE and Concord (the owners of Waterworld) on a combined basis. The owners do not have any significant operations other than Waterworld. Concord commenced operation of Waterworld USA/Concord in May 1995. Accordingly, the combined financial statements include the results of operations subsequent to the opening of that park only for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996.

(2) In 1995, Waterworld USA/Concord's operations benefited from the absence of substantial operating expenses during the construction period prior to the May 1995 opening of the facility. During 1996, the corporate structure was fully staffed during the entire period. Additionally, in 1995, Waterworld USA/Concord incurred rental expense of $75,000; in 1996, the lease, by its terms, converted to a percentage of revenue rent structure, resulting in rental expense of $352,000 in that year.

(3) FRE is an "S" Corporation and Concord is a partnership. Accordingly, taxes reflect only state taxes of FRE.

(4)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(5) Revenue per visitor does not include revenues of Paradise Island (a fee-per-attraction entertainment center) of $1,018,000, $2,054,000, $2,004,000, $1,333,000, and $1,621,000 for the years ended December 31,
    1993, 1994, and 1995 and for the nine months ended September 30, 1995 and 1996, respectively.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined financial statements (the "Pro Forma Financial Statements") of the Company are based upon and should be read in conjunction with the historical financial statements of Premier, Funtime, Elitch Gardens Company, FRE and Concord (the owners of Waterworld) and The Great Escape (owned by Storytown), all of which are included elsewhere in this Prospectus. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1995 gives effect to the Funtime Acquisition, the Denver Acquisition and the California Acquisition and the related financings as if they had occurred on January 1, 1995 and to The Great Escape Acquisition and the related financing as if they had occurred on November 1, 1994. The Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 1996 gives effect to the Recent Acquisitions and the related financings as if they had occurred on January 1, 1996.

    The Unaudited Pro Forma Combined Balance Sheet is presented as if the Recent Acquisitions occurred on September 30, 1996. The Acquisitions have been (or in the case of The Great Escape Acquisition, will be) accounted for using the purchase method of accounting. Allocations of the purchase price have been determined based upon estimates of fair value.

    The Pro Forma Financial Statements are for informational purposes only, have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the Acquisitions had occurred as presented in such statements or which may be achieved in the future.

                               PREMIER PARKS INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                                                      HISTORICAL      HISTORICAL
                                                      FUNTIME(1)      FUNTIME(2)      HISTORICAL
                                                      SIX MONTHS      FORTY-THREE      COMBINED
                                        HISTORICAL       ENDED        DAYS ENDED     (PREMIER AND     HISTORICAL
                                          PREMIER    JULY 2, 1995   AUGUST 14, 1995    FUNTIME)     ELITCH GARDENS
                                        -----------  -------------  ---------------  -------------  ---------------
                                                      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)

                                                    (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Revenue:
Theme park admissions.................   $  21,863     $   6,195       $   9,680       $  37,738       $  12,824
Theme park food, merchandise and
  other...............................      19,633         8,958          13,450          42,041           7,015
                                        -----------  -------------       -------     -------------       -------
  Total revenue.......................      41,496        15,153          23,130          79,779          19,839
                                        -----------  -------------       -------     -------------       -------
Operating costs and expenses:
Operating expenses....................      19,775        10,537           6,039          36,351           8,373
Selling, general and administrative...       9,272         3,459           2,533          15,264           9,289
Costs of products sold................       4,635         2,083           2,953           9,671           2,684
Depreciation and amortization.........       3,866         3,316             829           8,011           1,550
                                        -----------  -------------       -------     -------------       -------
  Total...............................      37,548        19,395          12,354          69,297          21,896
                                        -----------  -------------       -------     -------------       -------
Income (loss) from operations.........       3,948        (4,242)         10,776          10,482          (2,057)
Other income (expense):
Interest expense, net.................      (5,578)       (2,741)           (321)         (8,640)         (2,041)
Other income (expense)................        (177)            4              (4)           (177)           (157)
                                        -----------  -------------       -------     -------------       -------
Total.................................      (5,755)       (2,737)           (325)         (8,817)         (2,198)
Income (loss) before income taxes.....      (1,807)       (6,979)         10,451           1,665          (4,255)
Income tax expense (benefit)..........        (762)       (2,722)          4,076             592          --
                                        -----------  -------------       -------     -------------       -------
Income (loss) before extraordinary
  loss................................   $  (1,045)    $  (4,257)      $   6,375       $   1,073       $  (4,255)
                                        -----------  -------------       -------     -------------       -------
                                        -----------  -------------       -------     -------------       -------
Income (loss) before extraordinary
  loss applicable to common stock.....   $  (1,574)    $  (4,257)      $   6,375       $     544       $  (4,255)
                                        -----------  -------------       -------     -------------       -------
                                        -----------  -------------       -------     -------------       -------
Income (loss) per common share........   $    (.40)      (13)            (13)            (13)            (13)
                                        -----------
                                        -----------
Weighted average shares...............   3,938,000       (13)            (13)            (13)            (13)
                                        -----------
                                        -----------
OTHER DATA:
EBITDA(15)............................  $    7,706   $      (922  ) $     11,601     $    18,385    $       (664  )
                                        -----------  -------------       -------     -------------       -------
                                        -----------  -------------       -------     -------------       -------
Net cash provided by (used in)
  operating activities................  $   10,646   $    (1,196  ) $      5,257     $    14,707    $        217
                                        -----------  -------------       -------     -------------       -------
                                        -----------  -------------       -------     -------------       -------
Ratio of earnings to fixed
  charges(16).........................         (16 )
                                        -----------
                                        -----------

See accompanying notes to unaudited pro forma combined statement of operations.


                                            HISTORICAL         HISTORICAL       COMBINED      PRO FORMA      COMPANY
                                         THE GREAT ESCAPE     WATERWORLD(3)     COMPANY      ADJUSTMENTS    PRO FORMA
                                        -------------------  ---------------  ------------  -------------  ------------
                                                                              (UNAUDITED)    (UNAUDITED)   (UNAUDITED)

Revenue:
Theme park admissions.................       $   8,503          $   7,017      $   66,082     $  --         $   66,082
Theme park food, merchandise and
  other...............................           5,857              4,586          59,499           360(4)      59,859
                                                ------            -------     ------------  -------------  ------------
  Total revenue.......................          14,360             11,603         125,581           360        125,941
                                                ------            -------     ------------  -------------  ------------
Operating costs and expenses:
Operating expenses....................           4,702              3,558          52,984        (2,001)(5)      50,983
Selling, general and administrative...           2,001              2,328          28,882        (5,482)(6)      23,400
Costs of products sold................           1,701              1,203          15,259          (182)(7)      15,077
Depreciation and amortization.........           1,018              1,018          11,597           145(8)      11,742
                                                ------            -------     ------------  -------------  ------------
  Total...............................           9,422              8,107         108,722        (7,520)       101,202
                                                ------            -------     ------------  -------------  ------------
Income (loss) from operations.........           4,938              3,496          16,859         7,880         24,739
Other income (expense):
Interest expense, net.................            (964)              (546)        (12,191)       (3,527)(9)     (15,718)
Other income (expense)................          --                    183            (151)         (183)(         (334)
                                                ------            -------     ------------  -------------  ------------
Total.................................            (964)              (363)        (12,342)       (3,710)       (16,052)
Income (loss) before income taxes.....           3,974              3,133           4,517         4,170          8,687
Income tax expense (benefit)..........              34                 92             718         2,972(11)       3,690
                                                ------            -------     ------------  -------------  ------------
Income (loss) before extraordinary
  loss................................       $   3,940          $   3,041      $    3,799     $   1,198     $    4,997
                                                ------            -------     ------------  -------------  ------------
                                                ------            -------     ------------  -------------  ------------
Income (loss) before extraordinary
  loss applicable to common stock.....       $   3,940          $   3,041      $    3,270     $   1,727(12)  $    4,997
                                                ------            -------     ------------  -------------  ------------
                                                ------            -------     ------------  -------------  ------------
Income (loss) per common share........         (13)               (13)            (13)                     $      0.45
                                                                                                           ------------
                                                                                                           ------------
Weighted average shares...............         (13)               (13)            (13)                      11,221,000 (14)
                                                                                                           ------------
                                                                                                           ------------
OTHER DATA:
EBITDA(15)............................  $        5,956       $      4,697     $    28,374   $     7,842    $    36,216
                                                ------            -------     ------------  -------------  ------------
                                                ------            -------     ------------  -------------  ------------
Net cash provided by (used in)
  operating activities................  $        5,378       $      4,019     $    24,321   $     4,245    $    28,566
                                                ------            -------     ------------  -------------  ------------
                                                ------            -------     ------------  -------------  ------------
Ratio of earnings to fixed
  charges(16).........................                                                                            1.5x
                                                                                                           ------------
                                                                                                           ------------
See accompanying notes to unaudited pr

                               PREMIER PARKS INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

BASIS OF PRESENTATION

    The accompanying unaudited pro forma combined statement of operations for the year ended December 31, 1995, has been prepared based upon certain pro forma adjustments to historical financial information of the Company, Funtime, Elitch Gardens, The Great Escape and Waterworld. The Company's acquisitions of the operating assets of Elitch Gardens and Waterworld occurred on October 31, 1996 and November 19, 1996, respectively. The Company's acquisition of the operating assets of The Great Escape is scheduled to occur on December 3, 1996. The Company acquired Funtime in August 1995.

    The unaudited pro forma combined statement of operations for the year ended December 31, 1995, has been prepared assuming the Recent Acquisitions and the related financings occurred January 1, 1995 (November 1, 1994, in the case of The Great Escape). The unaudited pro forma combined statement of operations should be read in conjunction with the financial statements of the Company, Funtime, Elitch Gardens, The Great Escape and Waterworld and notes thereto included elsewhere herein.

    The pro forma weighted average of shares used to calculate pro forma income per share is based on the actual weighted average number of shares outstanding during 1995, adjusted to give effect to shares of Common Stock issued in the Preferred Stock Conversion in June 1996 and upon conversion of subordinated notes (August 1995) and adjusted to give effect to the issuance of 3,938,000 shares of Common Stock in June 1996 pursuant to the Public Offering, a portion of the proceeds of which were or will be utilized to make the acquisitions.

PRO FORMA ADJUSTMENTS

(1) See Funtime's Consolidated Financial Statements included herein.
(2) Represents the results of Funtime from the end of the first six months of 1995 through August 14, 1995, the day prior to the Funtime Acquisition.
(3) The amounts for Waterworld are the combined amounts of revenues and expenses of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.
(4)        Other revenue adjustments reflect the following:

               Effects of new contractual arrangement for Funtime's
               Darien Lake's 20,000 seat amphitheater....................  $     395
               Elimination of operations of Funtime-Famous Recipe
               restaurants which the Company closed......................       (360)
               Change in concessionaire arrangements at the Funtime
               parks.....................................................        325
                                                                           ---------
                                                                           $     360
                                                                           ---------
                                                                           ---------

(5)        Operating expense adjustments reflect the following:

               Elimination of operations of Funtime-Famous Recipe
               restaurants which the Company closed......................  $     239
               Reduction of Funtime operating expenses related to
               insurance and leasing.....................................        672
               Reduction of Elitch Gardens operating expenses related to
               park staffing levels and lease expenses...................      1,090
                                                                           ---------
                                                                           ---------
                                                                           $   2,001
                                                                           ---------
                                                                           ---------

                               PREMIER PARKS INC.

                          YEAR ENDED DECEMBER 31, 1995

(6)        Selling, general and administrative expense adjustments reflect the following:
               Elimination of duplicative corporate personnel costs and corporate
                 expense at the Funtime parks....................................             $   1,175
               Elimination of duplicative corporate personnel costs and corporate expenses at Elitch Gardens as follows:

                   Corporate and full time personnel costs.......................  $   1,520
                   Pre-opening marketing costs...................................        847
                   Insurance and entertainment costs.............................        725
                   Professional fees.............................................        492
                   Rental expense................................................        111
                                                                                   ---------
                                                                                                  3,695
                   Elimination of duplicative corporate personnel costs at The
                     Great Escape................................................                   500
                   Elimination of duplicative corporate personnel costs and
                     corporate expenses at Waterworld............................                   112
                                                                                              ---------
                                                                                              $   5,482
                                                                                              ---------
                                                                                              ---------

(7)        Adjustment reflects the elimination of operations of Funtime-Famous Recipe restaurants which the Company closed.
(8)        Adjustment reflects the effects of eliminating historical depreciation ($7,731) of the acquired parks, the pro forma depreciation of $7,412 on the Funtime property and equipment and the property and equipment of Elitch Gardens, Waterworld, and The Great
           Escape and the pro forma amortization of $464 on the $11,600 costs in excess of fair value. Of the total purchase price for the Recent Acquisitions, $87,250 was allocated to depreciable assets and $15,500 was allocated to land. Depreciation is based on estimated lives of 15 to 25 years. Intangible assets are amortized over 25 years.
           Adjustment reflects the increase in interest expense as if the acquisitions of Funtime,
(9)        Elitch Gardens, Waterworld and The Great Escape and the related financings had been consummated on January 1, 1995. Approximately $1,848 of secured indebtedness of Premier was not refinanced with the proceeds of the Existing Notes issued in August 1995.
           Additionally, as a component of the financing transactions, obligations of $3,259 were recognized as a result of modifications of certain lease agreements resulting in their reclassification as capital leases. Other than the proceeds of the Term Loan Facility, the funding of the acquisitions of Elitch Gardens, Waterworld, and The Great Escape is
           from the proceeds of the Company's June 1996 Public Offering and cash from operations.
           Issuance costs associated with the Existing Notes and the Term Loan Facility are being amortized over their respective eight and five year terms. The components of the adjustment are as follows:

               Interest expense on the Existing Notes issued in August 1995 --
                 January 1, 1995 to August 14, 1995..............................  $   6,750
               Interest expense on the Term Loan Facility........................      4,204
               Amortization costs associated with issuance of the Existing
                 Notes...........................................................        383
               Amortization of costs associated with Term Loan Facility..........        415
               Elimination of historical interest expense--Premier...............     (1,689)
               Elimination of historical interest expense--Funtime...............     (3,062)
               Elimination of historical interest expense--Elitch Gardens,
                 Waterworld, and The Great Escape................................     (3,551)
               Interest relating to reclassified capital leases..................         77
                                                                                   ---------
                                                                                   $   3,527
                                                                                   ---------
                                                                                   ---------

                               PREMIER PARKS INC.

                          YEAR ENDED DECEMBER 31, 1995

           After giving effect to the Notes Offering (assuming an interest rate of   % per annum
           on the New Notes) and to the repayment in full of the Term Loan Facility, pro forma
           interest expense, net, would be $      . For purposes of these adjustments, the
           Company has assumed that the New Credit Facility will be amended, rather than terminated.
(10)       Adjustment reflects the elimination of a development fee recognized by one of the
           Waterworld parks for developing the other Waterworld park.
(11)       Adjustment reflects the application of income taxes at a rate of 40% to the pro forma adjustments and to the acquired operations that were not previously directly subject to income taxation and after consideration of permanent differences.
(12)       Adjustment reflects the aggregate pro forma adjustments to income (loss) before extraordinary loss and the elimination of $529 of accumulated, but unpaid, preferred stock dividends as a result of the Preferred Stock Conversion in June 1996.
(13)       Income (loss) per common share and weighted average share data are not presented for
           Funtime, Elitch Gardens, Waterworld, and The Great Escape as the information is not meaningful.
(14)       The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1995 is as follows:

               Weighted average shares of Common Stock outstanding..................   3,938,000
               Common Stock issued as a result of the conversion of the Company's
                 subordinated notes, presumed outstanding on January 1, 1995........     920,000
               Preferred Stock Conversion into Common Stock, as if issued and
                 converted on January 1, 1995.......................................   2,424,000
               Common Stock issued in the June 1996 Public Offering, a portion of
                 the proceeds of which were used to make the Recent Acquisitions....   3,939,000
                                                                                      ----------
                                                                                      11,221,000
                                                                                      ----------
                                                                                      ----------

           EBITDA is defined as earnings from continuing operations before interest expense,
(15)       net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning
           EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of the Cash Flows contained in the financial statements included elsewhere herein.
(16)       For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs, preferred stock dividends, and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense.
           For the year ended December 31, 1995, the Company's earnings were insufficient to cover fixed charges by $2,620,000.

                               PREMIER PARKS INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                       HISTORICAL   HISTORICAL       HISTORICAL       HISTORICAL     COMBINED     PRO FORMA     COMPANY
                        PREMIER   ELITCH GARDENS  THE GREAT ESCAPE   WATERWORLD(1)    COMPANY    ADJUSTMENTS   PRO FORMA
                       ---------  --------------  -----------------  -------------  -----------  -----------  ------------
REVENUE
Theme park
  admissions.........  $  38,970    $   10,631        $   8,938        $   7,228     $  65,767    $  --       $     65,767
Theme park food,
  merchandise and
  other..............     50,822         8,875            6,092            4,425        70,214       --             70,214
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
    Total revenue....     89,792        19,506           15,030           11,653       135,981       --            135,981
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
Operating costs and
  expenses:
Operating expenses...     32,897         8,579            4,293            3,941        49,710         (350)(2)       47,985
                                                                                                     (1,375)(3)
Selling, general and
  administrative.....     15,363         6,216            2,593            2,482        26,654       (3,458)(4)       23,196
Costs of products
  sold...............     10,685         3,287            1,812            1,223        17,007       --             17,007
Depreciation and
  amortization.......      5,599        10,291            1,079            1,075        18,044       (8,365)(5)        9,679
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
    Total............     64,544        28,373            9,777            8,721       111,415      (13,548)        97,867
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
Income (loss) from
  operations.........     25,248        (8,867)           5,253            2,932        24,566       13,548         38,114
OTHER INCOME
  (EXPENSE):
Interest expense,
  net................     (7,657)       (3,193)            (711)            (446)      (12,007)         886(6)      (11,121)
Other income
  (expense)..........        (59)         (284)          --               --              (343)         125(7)         (218)
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
    Total............     (7,716)       (3,477)            (711)            (446)      (12,350)       1,011        (11,339)
Income (loss) before
  income taxes.......     17,532       (12,344)           4,542            2,486        12,216       14,559         26,775
Income tax expense...      7,020        --                   40              163         7,223        3,649(8)       10,872
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
Net income (loss)....  $  10,512    $  (12,344)       $   4,502        $   2,323     $   4,993    $  10,910   $     15,903
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
Net income (loss)
  applicable to
  common stock.......  $   9,909    $  (12,344)       $   4,502        $   2,323     $   4,390    $  11,513(9) $     15,903
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
                       ---------  --------------        -------      -------------  -----------  -----------  ------------
Net income per common
  share..............  $    1.24       (10)             (10)             (10)          (10)                   $       1.36
                                                                                                              ------------
                                                                                                              ------------
Weighted average
  shares.............  7,979,000       (10)             (10)             (10)          (10)                     11,660,000(11)
                       ---------                                                                              ------------
                       ---------                                                                              ------------
OTHER DATA:
EBITDA(12)...........  $  30,848  $      1,140    $        6,332     $     4,007    $   42,327   $    5,308   $     47,635
                       ---------  --------------         -------     -------------  -----------  -----------  ------------
                       ---------  --------------         -------     -------------  -----------  -----------  ------------
Net cash provided by
  (used in) operating
  activities.........  $  10,222  $       (720  ) $        5,215     $     3,360    $   18,077   $    6,194   $     24,271
                       ---------  --------------         -------     -------------  -----------  -----------  ------------
                       ---------  --------------         -------     -------------  -----------  -----------  ------------
Ratio of earnings to
  fixed
  charges(13)........       2.9x                                                                                      3.3x
                       ---------                                                                              ------------
                       ---------                                                                              ------------

See accompanying notes to unaudited pro forma combined statement of operations

                               PREMIER PARKS INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

BASIS OF PRESENTATION

    The accompanying pro forma combined statement of operations for the nine months ended September 30, 1996 has been prepared based upon certain pro forma adjustments to historical financial information of the Company, Elitch Gardens, The Great Escape, and Waterworld. The Company's acquisitions of the operating assets of Elitch Gardens and Waterworld occurred on October 31, 1996, and November 19, 1996, respectively. The Company's acquisition of the operating assets of The Great Escape is scheduled to occur on December 3, 1996. The Company acquired Funtime in 1995.

    The unaudited pro forma combined statement of operations for the nine months ended September 30, 1996 has been prepared assuming the acquisitions of Elitch Gardens, Waterworld, and The Great Escape and the related financings occurred on January 1, 1996. The operations of Funtime are included in the Company's operations for 1996 since the acquisition of Funtime occurred in 1995. The unaudited pro forma combined statement of operations should be read in conjunction with the financial statements of the Company, Elitch Gardens, The Great Escape, and Waterworld, and notes thereto included elsewhere herein.

    The pro forma weighted average number of common shares used to calculate pro forma income per share is based on the actual weighted average number of shares outstanding during the nine months ended September 30, 1996, adjusted to give effect to shares issued in the Preferred Stock Conversion (June 1996) and the issuance of 3,938,000 shares in June 1996 pursuant to the Public Offering, a portion of the proceeds of which were or will be utilized to make the Recent Acquisitions.

PRO FORMA ADJUSTMENTS

     (1) The amounts for Waterworld are the combined amounts of revenues and expenses of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.

     (2) Adjustment reflects the change in food concessionaire arrangements at Elitch Gardens.

     (3) Adjustments reflect the reduction of Elitch Gardens operating expenses related to park staffing levels ($1,000) and entertainment contracts ($375).

     (4) Selling, general and administrative expense adjustments reflect the following:

           Elimination of duplicative corporate personnel costs and
             corporate expenses at Elitch Gardens as follows:
           Corporate and full-time personnel costs.........................  $   1,140
           Insurance expense...............................................        375
           Professional fees...............................................        466
           Rental expense..................................................         89
                                                                             ---------
                                                                                            2,070

           Elimination of duplicative corporate personnel expenses at The Great
             Escape...............................................................      1,300
           Elimination of duplicative corporate personnel costs and corporate
             expenses at Waterworld...............................................         88
                                                                                    ---------
                                                                                    $   3,458
                                                                                    ---------
                                                                                    ---------

     (5) Adjustment reflects the effects of eliminating historical depreciation ($4,445) and impairment provision ($8,000) recognized by one of the acquired parks, the pro forma depreciation of $3,732 on the property and equipment of Elitch Gardens, Waterworld, and The Great Escape and the pro forma amortization of $348

                               PREMIER PARKS INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

       on the $11,600 costs in excess of fair value. Of the total purchase price for the Recent Acquisitions, $87,250 was allocated to depreciable assets and $15,500 was allocated to land. Depreciation is based on estimated lives of 15 to 25 years. Intangible assets are amortized over 25 years.

     (6) Adjustment reflects the decrease in interest expense as if the acquisitions of Elitch Gardens, Waterworld, and The Great Escape and related borrowings under the Term Loan Facility had been consummated on January 1, 1996. Other than the proceeds of the Term Loan Facility, the funding of the acquisitions of Elitch Gardens, Waterworld, and The Great Escape is assumed to be from the proceeds of the June 1996 Public Offering and cash from operations. As such, the obligations resulting from the Notes Offering are excluded as the Term Loan Facility is not being used to make the acquisitions. Issuance costs associated with the Existing Notes and the Term Loan Facility are being amortized over the respective eight and five year terms. The components of the adjustment are as follows:

            Interest expense on the Term Loan Facility.......................................  $   3,153
            Amortization of costs associated with Term Loan Facility.........................        311
            Elimination of historical interest expense -- Elitch Gardens, Waterworld, and The
              Great Escape...................................................................     (4,350)
                                                                                               ---------
                                                                                               $    (886)
                                                                                               ---------
                                                                                               ---------

         After giving effect to the Notes Offering (assuming an interest rate of
           % per annum on the New Notes) and to the repayment in full of the
         Term Loan Facility, pro forma interest expense, net, would be $     .
         For purposes of these adjustments, the Company has assumed that the New Credit Facility will be amended, rather than terminated.

     (7) Adjustment reflects the elimination of food service management fee at Elitch Gardens.

     (8) Adjustment reflects the application of income taxes at a rate of 40% to the pro forma adjustments and to the acquired operations that were not previously directly subject to income taxation and after consideration of permanent differences.

     (9)  Adjustment reflects the aggregate pro forma adjustment to income
          (loss) before extraordinary loss and the elimination of $603 of preferred stock dividends as a result of the Preferred Stock Conversion.

    (10) Income (loss) per common share and weighted average share data are not presented for Elitch Gardens, Waterworld, and The Great Escape as the information is not meaningful.

    (11) The calculation of pro forma weighted average shares outstanding for the nine months ended September 30, 1996 is as follows:

            Weighted average shares of Common Stock outstanding...........................  7,979,000
            Preferred Stock Conversion, as if issued and converted on January 1, 1996.....  1,619,000
            Common Stock issued in the Public Offering, a portion of the proceeds of which were used to make the Recent Acquisitions, as if issued on January 1,
              1996........................................................................  2,062,000
                                                                                            ---------
                                                                                            11,660,000
                                                                                            ---------
                                                                                            ---------

    (12) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating,

                               PREMIER PARKS INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

       investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of the Cash Flows contained in the financial statements included elsewhere herein.

    (13) For the purpose of determing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs, preferred stock dividends, and the portion (approximately 1/3) of rental expense that management believes represents the interest component of rent expense.

                               PREMIER PARKS INC.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996

                                           HISTORICAL      HISTORICAL
                             HISTORICAL      ELITCH         THE GREAT      HISTORICAL     PRO FORMA     COMPANY
                               PREMIER       GARDENS         ESCAPE       WATERWORLD(1)  ADJUSTMENTS   PRO FORMA
                             -----------  -------------  ---------------  -------------  -----------  -----------
ASSETS:
Cash and cash
  equivalents..............   $  73,766     $   2,969       $     569       $     854     $  (4,392)(2)  $  13,845
                                                                                            (59,921)(3)
Accounts receivable........       8,409           969             265             338        (1,572)(2)      8,409
Inventories................       3,460           860              94             143        --            4,557
Prepaid expenses...........       1,906           128              92             208        --            2,334
                             -----------  -------------       -------     -------------  -----------  -----------
    Total current assets...      87,541         4,926           1,020           1,543       (65,885)      29,145
Deferred charges...........       4,448         1,629              63              57        (1,749)(2)      6,523
                                                                                              2,075(3)
Deposits and other.........       7,125        --              --                  10           (10)(2)      7,125
                             -----------  -------------       -------     -------------  -----------  -----------
    Other assets...........      11,573         1,629              63              67           316       13,648
Property and equipment,
  net......................     140,153        57,728          13,996          15,706        14,291(3)    241,874
Intangible assets, net.....      12,847        --              --              --            11,600(3)     24,447
                             -----------  -------------       -------     -------------  -----------  -----------
    Total assets...........   $ 252,114     $  64,283       $  15,079       $  17,316     $ (39,678)   $ 309,114
                             -----------  -------------       -------     -------------  -----------  -----------
                             -----------  -------------       -------     -------------  -----------  -----------
LIABILITIES AND
  STOCKHOLDERS' EQUITY:
Accounts payable and
  accrued expenses.........   $   6,378     $   3,983       $     607       $     997     $  (5,587)(2)  $   6,378
Accrued interest payable...       1,386         2,454          --              --            (2,454)(2)      1,386
Current maturities of long-
  term debt and capital
  lease obligations........       1,054        36,994           1,200           1,621       (39,815)(2)      1,054
                             -----------  -------------       -------     -------------  -----------  -----------
    Total current
    liabilities............       8,818        43,431           1,807           2,618       (47,856)       8,818
Long-term debt and capital
  lease obligations........      92,350         6,465           1,600           5,182       (13,247)(2)    149,350
                                                                                             57,000(3)
Other long-term
  liabilities..............       3,234        --               3,782          --            (3,782)(2)      3,234
Deferred income taxes......      26,138        --              --              --            --           26,138
                             -----------  -------------       -------     -------------  -----------  -----------
    Total Liabilities......     130,540        49,896           7,189           7,800        (7,885)     187,540
Total stockholders'
  equity...................     121,574        14,387           7,890           9,516       (31,793)(2)    121,574
                             -----------  -------------       -------     -------------  -----------  -----------
Total liabilities and and
  stockholders' equity.....   $ 252,114     $  64,283       $  15,079       $  17,316     $ (39,678)   $ 309,114
                             -----------  -------------       -------     -------------  -----------  -----------
                             -----------  -------------       -------     -------------  -----------  -----------

See accompanying notes to unaudited pro forma combined balance sheet

                               PREMIER PARKS INC.
              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996

BASIS OF PRESENTATION

    The accompanying unaudited pro forma combined balance sheet as of September 30, 1996 has been prepared based on certain pro forma adjustments to historical financial information of the Company, Elitch Gardens, The Great Escape, and Waterworld. The Company's acquisition of the operating assets of Elitch Gardens and Waterworld occurred on October 31, 1996, and November 19, 1996, respectively. The Company's acquisition of the operating assets of The Great Escape is scheduled to occur on December 3, 1996.

    The unaudited pro forma combined balance sheet as of September 30, 1996 has been prepared assuming the acquisition of Elitch Gardens, Waterworld, and The Great Escape occurred on September 30, 1996. The assets and liabilities of Funtime are included in the Company's assets and liabilities as of September 30, 1996, since the acquisition of Funtime occurred in 1995. The unaudited pro forma combined balance sheet should be read in conjunction with the financial statements of the Company, Elitch Gardens, The Great Escape, and Waterworld and notes thereto included elsewhere herein.

PRO FORMA ADJUSTMENTS

(1) The amounts for Waterworld are the combined amounts of assets, liabilities, and equity of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.

(2) Adjustments reflect the elimination of assets not purchased ($7,723) and liabilities not assumed ($64,885) by the Company, as follows:

       (a) the Company did not acquire the cash ($4,392), accounts receivable ($1,572) or deferred charges ($1,749) or deposits ($10) of Elitch Gardens, Waterworld or The Great Escape.

       (b) the Company did not assume the accounts payable and accrued expenses ($5,587), accrued interest payable ($2,454), current maturities of long-term debt and capital lease obligations ($39,815), long-term debt and capital lease obligations ($13,247), or other long-term liabilities ($3,782) of Elitch Gardens, Waterworld or The Great Escape.

(3) Adjustment reflects the purchase for cash of the operating assets of Elitch Gardens ($62,500), Waterworld ($17,250), and The Great Escape ($33,000), the purchase from the lessor of certain assets of Elitch Gardens subject to a capital lease ($496) and estimated transaction costs of $1,600. Purchase prices were funded through existing cash balances of the Company and borrowings of $57,000 under the Term Loan Facility. Costs associated with the new borrowings approximate $2,075 and have been reflected as deferred charges. The acquisitions are being accounted for using the purchase method of accounting. Allocation of the purchase price is based upon estimated fair values for property and equipment. Fair value of inventory and prepaid expenses approximate recorded historical amounts. Purchase price in excess of underlying asset aggregate fair values ($11,600) has been reflected as intangible assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenue is derived principally from the sale of tickets for entrance to its parks (approximately 43.4%, 52.7%, 56.0% and 58.9% in the nine months ended September 30, 1996 and in the years ended December 31, 1995, 1994 and 1993, respectively) and the sale of food, merchandise, games and attractions inside its parks and other income (approximately 56.6%, 47.3%, 44.0% and 41.1% in the nine months ended September 30, 1996 and in the years ended December 31, 1995, 1994 and 1993, respectively). The Company's principal costs of operations include salaries and wages, fringe benefits, advertising, outside services, maintenance, utilities and insurance. The Company's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing the Company with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

    The Company believes that significant opportunities exist to acquire additional theme parks. Although the Company has had discussions with respect to several additional business acquisitions, no agreement or understanding has been reached with respect to any specific future acquisition (other than The Great Escape). See "Use of Proceeds" and "Business -- Acquisition Strategy." In addition, the Company intends to continue its on-going expansion of its rides and attractions and overall improvement of its existing parks (and The Great Escape) to maintain and enhance the appeal of its parks. Management believes this strategy has contributed to increased attendance, lengths of stay, in-park spending and, therefore, profitability. See "Business -- Operating Strategy."

    The following discussion does not include the results of the parks acquired in the Recent Acquisitions. For financial information regarding the parks acquired in the Acquisitions, see "Selected Historical and Pro Forma Financial and Operating Data," "Unaudited Pro Forma Combined Financial Statements" and the financial statements of the sellers in the Acquisitions included elsewhere herein.

    The Company's business is highly seasonal. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a net loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

    The following table sets forth certain financial information with respect to the Company and Funtime for the nine months ended September 30, 1995 and 1996:

                                                   NINE MONTHS ENDED SEPTEMBER 30, 1995
                            -----------------------------------------------------------------------------------
                                         HISTORICAL     HISTORICAL
                                         FUNTIME(2)     FUNTIME(2)                                                HISTORICAL
                                         SIX MONTHS    FORTY-THREE                                                NINE MONTHS
                                            ENDED       DAYS ENDED                                                   ENDED
                            HISTORICAL     JULY 2,      AUGUST 14,    HISTORICAL      PRO FORMA       COMPANY    SEPTEMBER 30,
                            PREMIER(1)      1995           1995        COMBINED    ADJUSTMENTS(3)    PRO FORMA       1996
                            -----------  -----------  --------------  -----------  ---------------  -----------  -------------
                                                                      (IN THOUSANDS)
Revenues:
Theme park admissions.....   $  20,263    $   6,195     $    9,680     $  36,138      $  --          $  36,138    $    38,970
Theme park food,
  merchandise, and
  other...................      18,508        8,958         13,450        40,916            360         41,276         50,822
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total revenue.............      38,771       15,153         23,130        77,054            360         77,414         89,792
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Expenses:
Operating expenses........      15,640       10,537          6,039        32,216           (911)        31,305         32,897
Selling, general and
  administrative..........       6,833        3,459          2,533        12,825         (1,175)        11,650         15,363
Costs of products sold....       4,333        2,083          2,953         9,369           (182)         9,187         10,685
Depreciation and
  amortization............       2,258        3,316            829         6,403         (1,708)         4,695          5,599
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total cost and expenses...      29,064       19,395         12,354        60,813         (3,976)        56,837         64,544
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income (loss) from
  operations..............       9,707       (4,242)        10,776        16,241          4,336         20,577         25,248
Interest expense, net.....      (3,101)      (2,741)          (321)       (6,163)        (2,459)        (8,622)        (7,657)
Other income (expense)....         (87)           4             (4)          (87)        --                (87)           (59)
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total other income
  (expense)...............      (3,188)      (2,737)          (325)       (6,250)        (2,459)        (8,709)        (7,716)
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income before income taxes
  and extraordinary
  loss....................       6,519       (6,979)        10,451         9,991          1,877         11,868         17,532
Income taxes..............       2,563       (2,722)         4,076         3,917          1,050          4,967          7,020
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income before
  extraordinary loss......   $   3,956    $  (4,257)    $    6,375     $   6,074      $     827      $   6,901    $    10,512
                            -----------  -----------       -------    -----------        ------     -----------  -------------
                            -----------  -----------       -------    -----------        ------     -----------  -------------

------------------------

(1) Includes results of parks acquired in the Funtime Acquisition from and after August 15, 1995.

(2) Includes results of parks acquired in the Funtime Acquisition from January 1, 1995 to August 14, 1995.

(3) See footnotes to Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 1995, as they relate to Funtime, for a discussion of the pro forma adjustments.

    REVENUE. Revenue aggregated $89.8 million in the nine months ended September 30, 1996 compared to $38.8 million in the first nine months of 1995, and to revenues (after giving pro forma effect to the

Funtime Acquisition, which occurred on August 15, 1995) of $77.4 million in the first nine months of 1995. This 16.0% increase over pro forma same period 1995 revenue is attributable to increased attendance (15.0%) and per capita revenue (5.9%) at the parks and increased sponsorship revenues, as well as increased season pass sales at several parks, and increased campground revenues at Darien Lake and income from the new contractual arrangements at the Darien Lake Performance Arts Center.

    OPERATING EXPENSES. Operating expenses increased during the first nine months of 1996 to $32.9 million from $15.6 million reported in 1995, and from $31.3 million pro forma operating expenses for the first nine months of 1995. This 5.1% increase over pro forma operating expenses is mainly due to additional staffing related to the increased attendance levels and increased pay rates, offset to some extent by a decrease in equipment rental expense due to the purchase of equipment that had been leased during 1995. As a percentage of revenue, operating expenses constituted 36.6% for the 1996 period and 40.4% on a pro forma basis for the prior-year period.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $15.4 million in the first nine months of 1996, compared to $6.8 million reported, and $11.7 million pro forma selling, general and administrative expenses for the 1995 period. As a percentage of revenues, these expenses constituted 17.1% for the 1996 period and 15.0% for the prior-year period (pro forma). This increase over 1995 pro forma expenses relates primarily to increased advertising and marketing expenses to promote the newly-acquired parks and the new rides and attractions at all of the parks, increased sales taxes arising from increased volume generally, increased property taxes and professional services and additional staff added at the corporate level.

    COSTS OF PRODUCTS SOLD. Costs of products sold were $10.7 million for the first nine months of 1996 compared to $4.3 million reported for the first nine months of 1995, and $9.2 million pro forma for the 1995 period. Costs of products sold (as a percentage of in-park revenue) constituted approximately 21.0% for the 1996 period and 22.3% for the 1995 period (pro forma). This $1.5 million or 16.3% increase over pro forma 1995 results is directly related to the 23.1% increase in food, merchandise and other revenues.

    DEPRECIATION AND INTEREST EXPENSE. Depreciation expense increased $3.3 million over the reported 1995 period results and $0.9 over pro forma depreciation and amortization expense for that period. The increase over the pro forma 1995 period expense is a result of the on-going capital program at the Company's parks. Interest expense, net, increased $4.6 million as a result of interest on the Existing Notes.

    INCOME TAXES. The Company had a provision for income tax expense of $7.0 million during the first nine months of 1996, compared to a provision for such expense of $2.6 million during the comparable period of 1995. The effective tax rate used to calculate the provision was approximately 40% in the 1996 period, as compared to 39% in the prior-year period. See Note 6 to the Company's consolidated financial statements.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUE. Revenue aggregated $41.5 million in 1995, a 66.7% increase over 1994 revenue of $24.9 million. A large portion of the increase ($13.5 million) resulted from the Funtime Acquisition on August 15, 1995. The Company's 1995 results include the results from the Funtime parks from and after that date. The 1995 results of the Company without consideration of the Funtime Acquisition provided a revenue increase of 12.5% from $24.9 million in 1994 to $28.0 million in 1995. This increase is primarily attributable to the increased attendance of 14.3% from 1.4 million in 1994 to 1.6 million in 1995 at the three theme parks owned by the Company prior to the Funtime Acquisition.

    OPERATING EXPENSES. Operating expenses increased approximately $7.4 million, or 60.0%, in 1995 over 1994 levels. A large portion of the increase ($6.9 million) is a result of the Funtime Acquisition. The 1995 results of the Company without consideration of the Funtime Acquisition provided an increase of

3.2% in operating expenses from $12.4 million in 1994 to $12.8 million in 1995. As a percentage of revenue, operating expenses constituted approximately 47.7% in 1995 and approximately 49.6% in 1994. Without consideration of the Funtime Acquisition, operating expenses constituted approximately 45.7% of revenue in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from approximately $5.5 million in 1994 to approximately $9.3 million in 1995. These expenses (as a percentage of revenues) constituted approximately 22.3% and 21.9% during 1995 and 1994, respectively. A large portion of the increase ($2.6 million) is a result of the Funtime Acquisition. The Company's selling, general and administrative expenses without consideration of the Funtime Acquisition increased 21.8% from $5.5 million in 1994 to $6.7 million in 1995 primarily due to a 20.3% increase in marketing and advertising expenses. Most of the increase was incurred at Adventure World as part of the advertising campaign design to promote public awareness of the new Mind Eraser suspended, looping roller coaster, and a lesser portion of this increase was incurred in connection with the promotion of the new combined season pass program at Frontier City and White Water Bay.

    COSTS OF PRODUCTS SOLD. Costs of products sold increased from $2.6 million in 1994 to $4.6 million in 1995. A large portion of the increase ($1.7 million) is a result of the Funtime Acquisition. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.6% and 23.3%, during 1995 and 1994, respectively. The Company's costs of products sold without consideration of the Funtime Acquisition increased 11.5% from $2.6 million in 1994 to $2.9 million in 1995. This increase is a direct result of increased in-park sales at the parks.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense aggregated approximately $3.9 million in 1995 and approximately $2.0 million in 1994. This 93.6% increase resulted primarily from the Funtime Acquisition. The Company's depreciation and amortization without consideration of the Funtime Acquisition increased 25.0% from $2.0 million in 1994 to $2.5 million in 1995, reflecting the effect of the Company's additional capital improvements.

    INCOME TAXES. The Company had an income tax benefit in 1995 of $852,000, compared to an income tax expense of $68,000 in 1994. The Company's income tax benefit in 1995 was allocated to loss before income taxes ($762,000) and an extraordinary loss ($90,000) on extinguishment of debt. The effective income tax rate for 1995 was 42.2% as compared to approximately 40% in 1994. The Company anticipates an effective tax rate of between 40% and 42% in the future since the parks acquired in the Funtime Acquisition are located in higher tax jurisdictions than the Company's three previous parks and due to the non-deductibility of the amortization of the goodwill that resulted from the Funtime Acquisition. See Note 6 to the Company's consolidated financial statements.

    On its December 31, 1995 federal income tax return, the Company reported carryovers of approximately $13.8 million of net operating losses ("NOLS"), $3.7 million of alternative minimum tax ("AMT") NOLs and $1.9 million of AMT credits for federal income tax purposes. The regular tax and AMT NOLs and AMT credits are subject to review and potential disallowance by the Internal Revenue Service upon audit of the federal income tax returns of the Company and its subsidiaries. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, the use of such NOLs and AMT credits is subject to one or more limitations on the amount of taxable income, or in the case of the AMT credits, regular tax, that can be offset with such NOLs and AMT credits. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs and AMT credits to the Company and its subsidiaries.

YEARS ENDED DECEMBER 31, 1994 AND 1993

    REVENUE. Revenue aggregated $24.9 million in 1994, a 13.9% increase over 1993 revenue of $21.9 million, resulting from a 30.1% increase in revenue at Adventure World and a 3.8% increase in revenue at Frontier City, offset in part by a 7.0% decrease in revenue at White Water Bay.

    Attendance at Premier's three parks in 1994 increased approximately 6.5% compared to 1993 levels primarily as a result of a 19.2% increase at Adventure World based on Premier's substantial investment in new rides and attractions and increased marketing (including the engagement of Cal Ripken, Jr. as the park's official spokesperson), which was offset in part by a 6.1% decrease in attendance at White Water Bay. The aggregate increase in attendance in 1994 was augmented by a 1.8% increase in ticket revenue per customer and a 8.4% increase in per-customer in-park spending in that year. The increased ticket revenue resulted from increased prices and a reduction in discount levels. The increased in-park spending in 1994 was primarily attributable to higher price levels, additional food and other retail outlets at the parks in that year and longer in-park stays. Of the 1994 revenues, $417,000 represents the excess of insurance proceeds received by Premier over the net book value of assets destroyed, and repair costs of assets damaged, by high winds at one of Premier's parks. See
Note 11 to the Company's consolidated financial statements. The Company believes that the storm and the resulting damage caused a substantial loss of attendance and revenue at the affected park. The Company estimates that the storm resulted in an attendance loss of at least 20,000 customers at the park. During 1994, revenue per visitor at the affected park was approximately $20.36.

    OPERATING EXPENSES. Operating expenses increased approximately $2.0 million, or 18.8%, in 1994 over 1993 levels. As a percentage of revenues, operating expenses constituted approximately 49.6% in 1994 and 47.6% in 1993. The increase in operating expenses during 1994 was primarily attributable to an approximate $805,000 increase (representing a 12% increase over 1993 levels) in salaries and other compensation benefits during that year, an approximate $406,000 (65%) increase in repair and maintenance expense and a $511,000 (42%) increase in operating supplies, equipment rentals and other expense. The increase in personnel cost reflected an increase primarily at Adventure World in the number of seasonal employees (11%) required to operate additional attractions as well as longer operating hours and, to a lesser extent, changes in hourly rates paid to lifeguards and other skilled employees (6%). Salary and other compensation benefits increased $613,000 at Adventure World in 1994. Repairs and maintenance increased due largely to a $288,000 increase at Adventure World arising out of the significant expansion of that park with the addition of 14 new rides and numerous other improvements during the two years preceding the 1994 season. Operating supplies, equipment rentals and other expenses increased due to additional "live" shows presented at the parks, additional equipment rentals, particularly at Adventure World, increases in utility costs due to the additional rides and attractions at the parks, and costs associated with the preparation of group sales brochures.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $4.8 million in 1993 to $5.4 million in 1994. Selling, general and administrative expenses (as a percentage of revenues) constituted 21.9% in 1994 and 21.8% in 1993. The increase in these expenses in 1994 was almost exclusively the result of a 37% increase in sales and advertising expense. Of this increase $578,000 represented additional marketing and advertising expense at Adventure World, which was designed to increase public awareness of the significant capital improvements made at the parks.

    COSTS OF PRODUCTS SOLD. Costs of products sold aggregated approximately $2.6 million in 1994, as compared to the 1993 level of $2.1 million. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.3% and 23.8%, during 1994 and 1993, respectively.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense aggregated $2.0 million in 1994 and $1.5 million in 1993. This 33.3% increase reflected the effect of Premier's additional capital improvements.

    INCOME TAXES. Premier's provision for income taxes represented approximately 40% of 1994 income before income taxes compared to 6.3% of 1993 income before income taxes. State and local taxes were the principal reason that Premier's effective tax rate was higher than the 34% federal corporate rate. See
Note 6 to the Company's consolidated financial statements.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    The operations of the Company are highly seasonal, with the majority of the operating season occurring between Memorial Day and Labor Day. Most of the Company's revenue is collected in the second and third quarters of each year while most expenditures for capital improvements and major maintenance are incurred when the parks are closed. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results." The Company employs a substantial number of seasonal employees who are compensated on an hourly basis. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase of $.90 an hour over two years in the federal minimum wage rate, and any increase in these state minimum wage rates, may result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    Prior to the 1993 season, the Company began implementing a long-range capital improvement program for its parks, spending approximately $7.7 million in 1993, $10.1 million in 1994 and $10.7 million in 1995. This program was continued and extended to the parks acquired in the Funtime Acquisition, with the expenditure of approximately $29.3 million for all its then owned parks in the first nine months of 1996. Also, Premier acquired certain rides and attractions through leases and borrowings of $2.7 million, $570,000 and $3.3 million in 1993, 1994 and 1995, respectively. No such leases or borrowings were effected during the first nine months of 1996.

    During 1994, the Company generated $1.1 million in net cash from operating activities. Additionally, financing activities provided approximately $7.5 million in net cash during that year, of which approximately $4.2 million represented the proceeds of a 1994 private placement of Common Stock and approximately $3.4 million represented net borrowings. During that year, the Company used $10.2 million in net cash in connection with investing activities, substantially all of which represented additions to buildings, rides and attractions at Premier's parks made in connection with its capital improvement program. The 1994 capital improvements were funded from cash generated from operations in 1993, and the proceeds of borrowings. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1994 increased approximately $8.7 million over the amount at December 31, 1993, and cash and cash equivalents at 1994 year-end decreased $1.7 million as compared to the December 31, 1993 level. Liabilities at December 31, 1994 aggregated $27.4 million, representing a $3.9 million increase over December 31, 1993, substantially all of which represented increased borrowings in 1994.

    During 1995, the Company generated approximately $10.6 million in net cash from operating activities. Additionally, financing activities provided approximately $90.9 million in net cash during that year, consisting of the net proceeds of the $90.0 million Existing Note offering and the $20.0 million convertible preferred stock offering, both of which were consummated in connection with the Funtime Acquisition, offset in part by the Company's repayment during 1995 of approximately $17.5 million of indebtedness. During 1995, the Company used $74.1 million in net cash in connection with investing activities, $63.3 million of which was employed in connection with the Funtime Acquisition and $10.7 million represented additions to buildings, rides and attractions at the Company's parks made in connection with its capital improvement program. The Company acquired Funtime for approximately $60.0 million, excluding the post-closing adjustment of approximately $5.4 million paid in December 1995, which represented a substantial portion of the operating cash flow of the Funtime parks for the portion of the 1995 season after the date of acquisition. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1995 increased approximately $77.4 million over the amount at December 31, 1994, and cash and cash equivalents at December 31, 1995 increased $27.4 million as compared to the December 31, 1994 level. Liabilities at December 31, 1995 aggregated $127.4 million, representing a $100.0 million increase over December 31, 1994, most of which ($90.0 million) represented the Company's indebtedness under the Existing Notes.

    During the nine months ended September 30, 1996, the Company generated net cash of $10.2 million from operating activities. Net cash used in investing activities in the nine months ended September 30, 1996 totaled $29.3 million, reflecting amounts spent for capital expenditures. Net cash provided by financing activities for the nine months ended September 30, 1996 totaled $64.1 million, reflecting the net proceeds from the June 1996 Public Offering, offset, in part, by scheduled repayments of capitalized lease obligations.

    In June 1996, the Company completed the Public Offering in which the Company sold an aggregate of 3,938,750 shares of Common Stock at a price to the public of $18.00 per share, resulting in aggregate net proceeds to the Company of approximately $65.2 million. In connection with the Public Offering, all of the Company's outstanding Preferred Stock, together with all accrued dividends thereon, were converted into a total of 2,560,928 shares of Common Stock.

    At September 30, 1996, substantially all of the Company's indebtedness was represented by the Existing Notes, which require annual interest payments of $10.8 million. Except in the event of a change of control of the Company and certain other circumstances, no principal payment on the Senior Notes is due until the maturity dates thereof, August 15, 2003 in the case of the Existing
Notes and       , in the case of the Notes. At November 20, 1996, the interest rate on the borrowings under the Term Loan Facility was 7.375% per annum. See "Description of Indebtedness."

    On October 31, 1996, the Company acquired substantially all of the assets used in the operation of Elitch Gardens for $62.5 million in cash. On November 19, 1996, the Company acquired substantially all of the assets used in the operation of Waterworld for an aggregate cash consideration of $17.25 million. The Company funded these amounts from a portion of the net proceeds received by the Company from the Public Offering, cash from operations and, in the case of Elitch Gardens, borrowings under the Term Loan Facility. In addition, in August 1996, the Company entered into an agreement for the acquisition of substantially all of the assets used in the operation of The Great Escape for $33.0 million, $1.0 million of which was deposited into escrow and $2.0 million of which was delivered to the sellers at that date. The closing of The Great Escape Acquisition is scheduled for December 3, 1996. The Company intends to fund approximately half of the aggregate purchase price from existing cash with the balance provided by borrowings under the Term Loan Facility. See "Business -- Recent and Pending Acquisitions."

    Revolving credit borrowings under the New Credit Facility, which was entered into in October 1996, are secured by substantially all of the Company's assets (other than the real estate). The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30.0 million under the Revolving Credit Facility may be used for working capital and other general corporate purposes; (ii) up to $25.0 million ("Facility A") may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million ("Facility B") may be used to finance certain acquisitions by the Company (including the Recent Acquisitions), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B must be funded by the Company. As of November 20 , 1996 (after giving effect to The Great Escape Acquisition and borrowings the Company plans to make in respect of the California Acquisition), approximately $57.0 million will have been borrowed under Facility B to fund approximately 50% of the consideration paid for the Recent Acquisitions. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case plus the Applicable Margin (as defined thereunder) or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15 million on October 31, 2001). The New Credit Facility and the Existing Indenture contain restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA. See "Description of Indebtedness."

    The Company intends to repay in full borrowings under the New Credit Facility with a substantial portion of the net proceeds of the Notes Offering, which repayment will terminate the Term Loan Facility. Prior to the consummation of the Notes Offering, the Company will either amend the New Credit Facility to permit the transactions contemplated by the Notes Offering and to provide for the continuation (and possible expansion) of the Revolving Credit Facility or terminate the entire New Credit Facility and enter into a new revolving credit facility.

    The Company intends to use the net proceeds from the Offerings to acquire and make improvements at additional theme parks; to fund improvements and expansion of the Company's existing parks, including the parks acquired and to be acquired in the Recent Acquisitions; and for general corporate purposes, including working capital requirements.

    The Company expects that existing cash, funds generated from operations and borrowings under the Revolving Credit Facility, together with that portion of the proceeds of the Notes Offering not used to repay borrowings under the New Credit Facility, will be adequate to cover its currently anticipated working capital and debt service requirements as well as to fund planned capital expenditures for the 1997 season. To the extent not used for acquisition purposes, such portion of the net proceeds of the Notes Offering and the net proceeds of the Common Stock Offering may be used to fund expansion of and improvements at existing parks, including the acceleration of the Company's capital expenditure program. See "Use of Proceeds."

NEWLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 but are required only to comply with the disclosure requirements of Statement No.
123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of Statement No. 123 did not have a material effect on the consolidated financial condition or operating results of the Company, as the Company did not adopt the optional value based measurement concept related to stock-based compensation contained in Statement No. 123.

    The Financial Accounting Standards Board has also issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically re-evaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in the notes to the Company's consolidated financial statements, and the Company's adoption of Statement No. 121 did not have a material effect on its consolidated financial statements.

                                    BUSINESS

GENERAL

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate ten regional parks. Based on 1996 attendance of approximately 6.6 million at these parks, the Company is the fifth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and EBITDA for the twelve months ended September 30, 1996 would have been approximately $139.6 million and $40.9 million, respectively. See "Unaudited Pro Forma Combined Financial Statements" and " -- Recent and Pending Acquisitions."

    The Company's parks are located in eight geographically diverse markets with concentrated populations:

    - Adventure World, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away);

    - Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheater, located between Buffalo and Rochester, New York;

    - Elitch Gardens, a theme park located in the downtown area of Denver, Colorado;

    - Frontier City, a western themed park in Oklahoma City, Oklahoma;

    - Geauga Lake, a combination theme and water park located near Cleveland, Ohio;

    - The Great Escape, a combination theme and water park, located in Lake George/Albany;

    - Waterworld USA/Sacramento and Paradise Island, a water park and family entertainment center, both located on the grounds of the California State Fair;

    - Waterworld USA/Concord, a water park located in Concord, California, in the East Bay area of San Francisco;

    - White Water Bay, a tropical themed water park located in Oklahoma City;
      and

    - Wyandot Lake, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio.

    The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions, drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    Since current management assumed control in 1989, the Company has acquired eight parks and achieved significant internal growth. In addition, the Company expects to acquire The Great Escape on December 3, 1996. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through the Funtime Acquisition. During the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved internal growth in attendance, revenue and park-level operating cash flow of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the

Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 5.9, 7.7 and 14.5 times, respectively, from the nine months ended September 30, 1992 to the nine months ended September 30, 1996.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the Company's parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years of experience in the industry and its seven general managers have an aggregate of over 80 years experience in the industry, including over 50 years at Premier's parks.

OPERATING STRATEGY

    PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company's operating strategy is to increase revenue through attendance and per capita spending gains, while maintaining strict control of operating expenses. The primary elements of this strategy include (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year. Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions.

    FRONTIER CITY -- In 1990 and 1991, an aggregate of approximately $7.0 million was invested in Frontier City to add several major rides, expand and improve the children's area, significantly increase the size of and theme the group picnic facilities and construct a 12,000 square foot air-conditioned mall and main events center. These additions, combined with an aggressive marketing strategy, resulted in Frontier City's attendance and revenue increasing approximately 54% and 83%, respectively, from 1989 to 1991.

    ADVENTURE WORLD -- Since acquiring Adventure World in January 1992, the Company has invested over $28.1 million in the park to add numerous rides and attractions and to improve theming. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996. As a result of these improvements, Adventure World was voted the "Most Improved Park" in the country in each of 1992, 1993 and 1994, according to Inside Track Magazine, a recognized industry periodical.

    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately

$21.8 million at the Funtime parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquried in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.0%, 23.9% and 46.0%, respectively, compared to the comparable period of 1995. Specifically, these efforts achieved the following results:

    DARIEN LAKE -- For the 1996 season, Premier invested approximately $8.6 million, adding an indoor roller coaster, Hook's Lagoon (a five-story interactive water attraction), and a new children's area, themed around the "Popeye" characters. Further, the Company entered into a long-term contract with a national concert promoter under which the promoter invested $2.5 million to make improvements at Darien Lake's 20,000 seat amphitheater and agreed to book at least twenty nationally-recognized performers per season. Performers at Darien Lake in 1996 included Hootie and the Blowfish, Sting, the Dave Matthews Band and Alanis Morissette. These arrangements helped drive attendance and financial performance at Darien Lake. As a result of these investments and creative marketing and sales initiatives, during the nine-month period ended September 30, 1996, Darien Lake achieved 22.4% growth in attendance and 29.9% growth in revenue over the results of the comparable 1995 period.

    GEAUGA LAKE -- For the 1996 season, Premier invested $11.1 million at the park. The major elements of this investment were a forward/backward steel roller coaster, a giant river rapids ride and a complete renovation of the front entrance gate and plaza. Premier also instituted creative marketing, enhanced its beverage sponsorship by entering into a new relationship with Coca-Cola, which provided for more marketing support, and implemented a joint marketing program with Sea World, which is located adjacent to Geauga Lake. As a result of these strategies, during the nine-month period ended September 30, 1996, Geauga Lake achieved 10.1% growth in attendance and 18.9% growth in revenue over the results of the comparable 1995 period.

    WYANDOT LAKE -- For the 1996 season, Premier invested $2.1 million at Wyandot Lake, primarily to expand the water park with a five-story interactive water attraction, and increased the marketing effort significantly, including entering into a new beverage sponsorship and marketing agreement with Coca-Cola. As a result of these strategies, during the nine-month period ended September 30, 1996, Wyandot Lake posted 8.0% growth in attendance and 19.7% growth in revenue over the results of the comparable 1995 period.

    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that prior management of Elitch Gardens failed to provide the appropriate level of marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster, water park additions and other rides and attractions), to improve landscaping and theming and to enhance marketing programs. While The Great Escape has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. The Company believes that the Waterworld facilities have growth potential, although more limited than the other parks. The Company intends to add one major water attraction (costing in the range of between $1.0 million and $1.5 million) at each of the Waterworld parks in the next two to three years.

    ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. The Company regularly makes investments in the development and implementation of new rides and attractions at its parks. The

Company believes that the introduction of marketable rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, the Company will add new marketable attractions at that park only every three to four years. In addition, the Company generally adds theming to acquired parks and continuously enhances the theming and landscaping of its existing parks in order to provide a complete family oriented entertainment experience.

    ENHANCING MARKETING, SPONSORSHIP AND GROUP SALES PROGRAMS. Premier's parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. The Company's marketing programs have a local orientation, which the Company believes is a key ingredient to successful marketing for regional theme parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. Management implemented similar marketing programs to promote the capital improvements for the 1996 season at the Funtime parks and intends to extend this strategy to the parks acquired and to be acquired in the Recent Acquisitions.

    The Company has also successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7-Eleven, Wendy's and various supermarket chains. The Company believes that its increased number of parks and annual attendance has enabled it to expand and enhance its sponsorship and promotional programs. In addition, group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 38.4% of aggregate attendance at the six owned parks in 1996. Premier increased its group sales and pre-sold ticket business at the three parks owned prior to the Acquisitions by approximately 34% from 1992 to the nine months ended September 30, 1996.

    IMPLEMENTING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. Management regularly reviews its ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases, both through main gate price increases and the reduction in the number and types of discounts. Management believes that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have successfully been implemented on a park-by-park basis in connection with the introduction of major new attractions or rides. As a result of these measures, the average ticket price per paid visitor at the three parks owned prior to the Acquisitions increased by 14.7% from 1992 to the nine months ended September 30, 1996. Average ticket price per visitor at the Funtime parks increased by 7.1% from the nine months ended September 30, 1995 to the comparable period of 1996. The Company believes that through similar measures it will be able to increase the average ticket price per paid visitor at the parks acquired and to be acquired in the Recent Acquisitions. In addition, the Company offers discounts on season, multi-visit and group tickets and also offers discounts on tickets for specific periods, in order to increase attendance at less popular times such as weekdays and evenings.

    INCREASING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS TO INCREASE LENGTH OF STAY AND IN-PARK SPENDING. The Company also seeks to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. The Company has successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Typically, the Company operates these revenue outlets and often is the franchisee. Finally, the Company has taken steps to decrease the waiting time for its most popular restaurants and merchandise outlets. As a result of these measures, average in-park spending per visitor at the three parks owned prior to the Acquisitions increased by 27.9% from 1992 to the nine months ended September 30, 1996. During the first nine months of 1996, per capita in-park spending at the Funtime parks increased 6.9% over the comparable period of 1995. The Company believes that through similar measures it will be able to increase average in-park spending per visitor at the parks acquired and to be acquired in the Recent Acquisitions.

    ADDING SPECIAL EVENTS. The Company has also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream, a Halloween event in which parks are transformed with supernatural theming, scary rides and haunting shows, and Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks. Over the last several years, Frontier City has on average drawn approximately 29,500 visitors to its Oktoberfest event and approximately 30,500 to Hallowscream. In 1996, over 75,000 visitors attended Hallowscream at Adventure World. Management intends to introduce these types of events at the parks acquired and to be acquired in the Recent Acquisitions and believes they will have a similar impact on attendance.

    EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at existing parks, the Company is considering a number of expansions at several of its existing parks. For example, the Company expects to expand the Darien Lake campgrounds by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campgrounds. In addition, the Company may add campgrounds or an amphitheater at Frontier City. The Company is also considering adding a more complete complement of "dry " rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks, including The Great Escape and Geauga Lake. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."

ACQUISITION STRATEGY

    The Company expects to achieve further growth beyond that generated from internal growth at its current parks through continued selective acquisitions of additional regional theme parks. Given its decentralized management approach, the Company has experience in managing assets in diverse locations, and will therefore not seek acquisitions with any specific geographic focus. In that connection, the Company may pursue acquisitions of parks located outside of the United States.

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that in addition to the Recent Acquisitions, numerous acquisition opportunities exist that would expand its business. The Company expects that a portion of the proceeds raised in the Offerings will be used for such further acquisitions. While the Company believes that it has the capability to manage larger parks, its primary target for acquisitions has been and will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous locations that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue, support from sponsors with nationally-recognized brands and marketing partners; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets.

    Furthermore, following the consummation of the Offering, the Company believes it will be better able to make acquisitions where its capital stock forms all or part of the purchase price. This is particularly important where the seller has a low tax basis in its assets, which the Company believes is often the case with its acquisition targets. While the Company expects that many acquisitions will be made for cash, its ability to use Common Stock for all or part of the purchase price will provide it with an additional advantage over single-park operators in making such acquisitions. In most cases, the Company will seek to acquire outright ownership of parks, as it has with the Acquisitions. However, transactions may be undertaken in other forms, including acquisition of less than full ownership, such as participations in park management, leases or joint venture arrangements.

    The Company expects to improve the operations of acquired parks by following the operating strategy it employs at its current parks. This includes the addition of marketable rides and attractions and other park improvements, enhanced and expanded marketing and sales programs and professional management, as well as the economies of scale available to the Company as a multi-park operator. The Company expects to continue to acquire parks which have been undermanaged and have not benefitted from sustained capital expenditures, and to reposition such parks through the implementation of its operating strategies. The Company may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale and other enhancements.

    The Company intends to locate acquisition targets primarily through its own direct efforts. Management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, the Company has developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, the Company believes that it becomes aware of most acquisition opportunities that develop in its area of focus.

RECENT AND PENDING ACQUISITIONS

    Consistent with its acquisition strategy, the Company has recently acquired one park in the Denver Acquisition, two parks and one family entertainment center in the California Acquisition and expects to acquire The Great Escape on December 3, 1996. Although the Company has had discussions with respect to several additional business opportunities, no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such additional acquisitions will be made.

    THE DENVER ACQUISITION. On October 31, 1996, the Company acquired substantially all of the assets of Elitch Gardens Company used in the operation of Elitch Gardens for $62.5 million in cash. The general partner and a principal limited partner of Elitch Gardens Company have agreed severally to indemnify the Company for customary losses in excess of $100,000 in an amount up to $1.0 million each. In connection with the Denver Acquisition, each of Elitch Gardens Company, its general partner and certain of its limited partners, have agreed not to compete with the Company's business for a period of five years within a defined territory. In addition, the Company has entered into a five-year non-competition agreement with the president of Elitch Gardens Company's general partner.

    THE CALIFORNIA ACQUISITION. On November 19, 1996, the Company acquired substantially all of the assets of FRE and Concord used in the operation of Waterworld for an aggregate cash purchase price of $17.25 million, of which $862,500 was placed in escrow to fund indemnification claims of the Company. To the extent such claims exceed such escrow funds, the Company has indemnification rights against FRE, Concord, the shareholders of FRE and the members of Concord, not to exceed approximately $4.3 million in the aggregate.

    THE GREAT ESCAPE ACQUISITION. On August 23, 1996, the Company entered into The Great Escape Agreement with Storytown and Charles R. Wood, the sole shareholder of Storytown, for the acquisition by the Company of substantially all of the assets of Storytown used in the operation of The Great Escape for a cash purchase price of $33.0 million, $1.0 million of which was deposited in escrow by the Company pending closing of the transaction and $2.0 million of which was paid to the sellers upon the signing of The Great Escape Agreement, which amount is refundable in the event of a default by Storytown. The Great Escape Agreement provides for customary indemnification to the Company by Storytown and indemnification for misrepresentations by Mr. Wood, in each case, unlimited as to amount. In connection with The Great Escape Acquisition, the Company will enter into a five-year consulting agreement with Mr. Wood, providing for an aggregate consideration of $1.25 million, payable over the term of the agreement. In addition, at the closing of the transaction, the Company will issue $200,000 market value of shares of Common Stock to a charitable organization affiliated with Mr. Wood. The closing of The Great Escape Acquisition is scheduled for December 3, 1996. All conditions to closing (other than delivery of closing certificates and payment of the purchase price) have been satisfied.

THE THEME PARK INDUSTRY

    HISTORY

    Although there is a long history of traditional amusement parks, primarily family-owned and consisting of thrill rides and midways, the opening of Disneyland in 1955 introduced the first modern theme park. Several features of modern theme parks distinguish them from the traditional amusement park whose carnival atmosphere and thrill rides offer less to families and adults. Theme parks are designed around one central or several different themes which are consistently applied to all areas, including the rides, attractions, entertainment, food, restaurants and landscape. Modern parks also typically present a variety of free entertainment not found at old-style amusement parks. Theme parks also offer the visitor numerous and diverse dining establishments in order to expand length of stay and position the parks as an all-day entertainment center. Generally, theme parks also plan nighttime entertainment (such as fireworks) and special events, and keep certain rides open into the night to further extend the hours of operation. As a result of these differences, theme parks draw attendance from a wider geographic area and attract a larger number of people from within a given market. Theme parks also attract more families and group outings, and the average length of stay and per capita outlay is greater.

    DESTINATION PARKS VERSUS REGIONAL PARKS

    Destination parks are those designed primarily to attract visitors willing to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. To accommodate vacationers, many destination parks also include on-site lodging. Walt Disney World and Universal Studios are well-known examples of this type of park. Management believes that destination parks are typically more affected by the national economy than are regional parks. The Company does not believe that its parks compete directly with destination parks.

    Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional theme parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Visiting a regional theme park is significantly less expensive than visiting a destination park because of lower transportation expenses, lower ticket prices and the lack of extended lodging expenses. The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators.

    ATTRACTIONS

    Regional theme parks attract patrons of all ages. Families and young people are attracted by the variety of major rides and attractions, children's rides and various entertainment areas including thematic shows and concerts. Most park admission policies are "pay-one-price," which entitles a guest to virtually unlimited free access to all rides, shows and attractions.

    Depending on the size of the property, regional theme parks typically have between 30 and 40 attractions. These rides include roller coasters and water rides, as well as other attractions such as bumper cars, aerial rides and children's rides. A park may also have distinct entertainment and show areas with specific themes such as a Wild West or pirate stunt show. Games, food and merchandise stands often reflect the theme of the particular area in which they are located. This enhances the promotional effect of the thematic area. By offering a variety of rides and themed areas, a park is able to target a wider age spectrum from the surrounding population.

    In addition to thrill rides, many parks offer indoor attractions and outdoor concerts, ranging from musical skits and bands to full-scale evening concerts by prominent entertainers. Selected concerts may require an add-on to the admissions price, but often are part of the regular ticket price, providing added value to visitors.

    Food service offered ranges from full-service restaurants to fast food. Young people may only be interested in a quick meal between rides while the family may choose to relax for a picnic. Refreshment stands serve snack foods, such as hot dogs, cotton candy and soda. In addition, game booths and merchandise souvenir stands are dispersed throughout a park.

DESCRIPTION OF PARKS

    The following table summarizes certain operating statistics of each of the Company's parks:

                               ADVENTURE        DARIEN       ELITCH       FRONTIER         GEAUGA        THE GREAT
                                 WORLD           LAKE        GARDENS        CITY            LAKE          ESCAPE
                           -----------------  -----------  -----------  -------------  ---------------  -----------
Market...................     Baltimore/        Buffalo/   Denver       Oklahoma       Cleveland/             Lake
                           Washington, D.C.   Rochester/                City/ Tulsa    Akron/              George/
                                                Syracuse                               Youngstown/          Albany
                                                                                       Pittsburgh
Population(000)(2)
  within 50 miles........          6,486           2,153        2,357         1,157           3,990          1,103
  within 100 miles.......         10,862           3,127        3,258         2,397           7,442          3,258
Percentage of 1996
  patrons
  within 50 miles........             88%             56%         N/A            66%             63%           N/A
  within 100 miles.......             94%             88%         N/A            82%             83%           N/A
1996 total attendance                782           1,290          894           527           1,209            574
  (000)..................
1996 operating days......            136             107          143           136             132            101
Year opened..............           1980    (3)       1964       1995 (4)        1958          1895           1954
Year acquired............           1992            1995         1996          1982            1995           1996
Park acres (public)(5)...            115    (6)        144 (7)         60          60  (8)          116   (9)        100(10)
Total rides and
  attractions(13)........             47              65           40            32              60             45
Food outlets(13).........             31              62           30            26              44             30
Merchandise                           16              22           33            21              25             18
  outlets(13)............
Game venues(13)..........             39              41           35            34              38             29
Theater capacity(13).....          1,626          20,550       --             4,500             500          3,350

                              WATERWORLD       WATERWORLD
                                 USA/             USA/           WHITE         WYANDOT
                             SACRAMENTO(1)       CONCORD       WATER BAY        LAKE
                           -----------------  -------------  -------------  -------------
Market...................  Sacramento         Concord/ East  Oklahoma       Columbus
                                              Bay area,      City
                                              California

Population(000)(2)
  within 50 miles........          2,647            6,719          1,157          1,998
  within 100 miles.......          9,650            9,977          2,397          6,386
Percentage of 1996
  patrons
  within 50 miles........            N/A              N/A             87%            82%
  within 100 miles.......            N/A              N/A             92%            92%
1996 total attendance                294              310            314            396
  (000)..................
1996 operating days......            113              119            100            126
Year opened..............           1986             1995           1981           1981
Year acquired............           1996             1996           1991           1995
Park acres (public)(5)...             20     11)          24   11)          22          18  (12)
Total rides and
  attractions(13)........             22                7             28             31
Food outlets(13).........              9                4              7             11
Merchandise                            1                1              3              3
  outlets(13)............
Game venues(13)..........              2                1              1              9
Theater capacity(13).....       --                --             --                 100

------------------------

(1) All information other than attendance, year opened and operating days include Paradise Island, a family entertainment center adjacent to Waterworld USA/Sacramento.

(2) Population figures have been obtained from CACI, a marketing firm specializing in demographics, which derived such information from U.S. Census data.

(3) Prior to 1980, the park operated as a drive-through wildlife preserve.
(4) A predecessor park with the same name was in operation for over 100 years.

(5) All the facilities (other than Waterworld and Wyandot Lake) are owned by the Company.

(6) Does not include approximately 400 acres adjacent to Adventure World owned by the Company and zoned for entertainment, recreational and residential uses.

(7) Does not include approximately 242 acres of campgrounds and 593 acres of agricultural, undeveloped and water areas.

(8) Does not include approximately 30 acres owned by the Company which are available for complementary uses.

(9) Does not include an approximate 55 acre spring-fed lake and 87 acres of undeveloped land owned by the Company, approximately 30 acres of which are suitable for further development.

(10) Does not include approximately 235 acres of land, including over 200 acres of freshwater wetlands and approximately 30 acres available for development.

(11) Both sites are leased on a long-term basis. Amount shown for Concord does not include approximately five acres available for development.
(12) Does not include approximately 30 acres of parking which Wyandot Lake shares with the Columbus Zoo. The Company subleases the Wyandot Lake site from the Columbus Zoo, and the Company is currently discussing with the Columbus Zoo a lease of an additional five to ten acres of land for the expansion of Wyandot Lake.
(13) Information provided for 1996 season.
N/A Reflects information concerning acquired parks that is not available to the Company.

ADVENTURE WORLD

    OVERVIEW. Adventure World is a combination theme and water park located in Largo, Maryland, approximately 15 miles east of Washington, D.C. and 30 miles southwest of Baltimore, Maryland. The park's primary market includes Maryland, northern Virginia, Washington, D.C. and parts of Pennsylvania and Delaware. This market provides the park with a permanent resident population base of approximately 6.5 million people within 50 miles and 10.9 million people within 100 miles. According to a copyrighted 1995-96 study published by A.C. Nielsen Media Research (the "Nielsen Report"), which measures the number of persons in television households within a given geographic area or designated market area ("DMA"), the Washington, D.C. and Baltimore markets are the number 7 and number 23 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings, as well as a large tourist market. Based upon in-park surveys, approximately 88% of the visitors to Adventure World in 1996 resided within a 50-mile radius of the park, and 94% resided within a 100-mile radius.

    The Company owns a site of 515 acres, with 115 acres currently used for park operations. The remaining 400 acres, which are fully zoned for entertainment and recreational uses, provide the Company with ample expansion opportunity, as well as the potential to develop complementary operations, such as an amphitheater. During its 1996 season, Adventure World had 33 adult and 14 children's rides, 31 food outlets, 16 merchandise outlets, 39 game venues and 4 theaters. In addition, picnic grounds are available for family and group outings. Adventure World also offers a complete water park, including a large wave pool, water slides, a large activity pool, a "lazy river" ride and a children's play area.

    The following is a list of certain of the major attractions at Adventure
World:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Mind Eraser.............................................  Inverted suspended steel looping roller coaster
Tower of Doom...........................................  Giant drop ride
Python..................................................  Return loop steel roller coaster
Wild One................................................  Wooden roller coaster
Renegade Rapids.........................................  1,350-foot long rapids ride
Iron Eagle..............................................  83-foot spinning ride
Shipwreck Falls.........................................  Splash water ride
Wild West Stunt Show....................................  Western stunt show
Antique Cars............................................  Gasoline powered cars on guided track
Falling Star............................................  65-foot rotating platform ride
Carousel................................................  64-piece major carousel
Balloon Ferris Wheel....................................  12-balloon rotating wheel
A Day at the Circus.....................................  Themed children's area with 14 rides and attractions
Paradise Island WaterPark...............................  Water park with 11 rides and attractions

    Adventure World's principal competitors are King's Dominion Park, located in Doswell, Virginia (near Richmond); Hershey Park, located in Hershey, Pennsylvania; and Busch Gardens, located in Williamsburg, Virginia. These parks are located approximately 120, 125 and 175 miles, respectively, from Adventure World.

    HISTORY AND RECENT OPERATING RESULTS. Adventure World was originally developed in the 1970s as a drive-through wild life preserve. After 1980, the park was converted by the prior owners into a combination theme and water park, with an emphasis on the water park component. Prior to the Company's acquisition of Adventure World in early 1992, the theme park component lacked sufficient rides and attractions, as well as appropriate theming.

    Employing its strategy of acquiring undermanaged parks and significantly improving operations and marketable attractions, the Company implemented new marketing, sales and promotional programs and aggressively expanded the attractions at the park, adding (i) eleven major new rides through the 1996 season; (ii) an elaborately themed new children's area with 14 new rides and attractions; (iii) a major new western themed area, including an outdoor show area and an enclosed saloon/theatre; and (iv) extensive theming and landscaping. The Company also upgraded and expanded the picnic/festival grounds. This capital program, entailing a capital investment of approximately $28.1 million through 1996, together with creative marketing and promotional programs, have enabled the Company to increase Adventure World's attendance during the four seasons ended 1996, at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996. As a result of these achievements, the park was voted the "Most Improved Park" in the United States according to Inside Track Magazine for each of 1992, 1993 and 1994. In addition, in 1994 and 1995, the park received the Platinum Award from Ellis & Associates, leading international water safety consultants, for achieving a perfect score on safety tests administered by Ellis & Associates.

    The following table sets forth certain information with respect to the operations of Adventure World since its acquisition by the Company in January 1992:

                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                    1992       1993       1994       1995       1995       1996
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)............................  $   6,103  $   9,785  $  12,733  $  15,419  $  14,292  $  15,198
Total attendance (000)..........................        363        524        625        726        666        696
Revenues per visitor............................  $   16.80  $   18.67  $   20.36  $   21.23  $   21.46  $   21.84
In-park spending per visitor....................  $    7.01  $    7.50  $    8.36  $    8.80  $    9.11  $   10.19
Number of operating days........................        116        121        121        130        115        115
Capital expenditures(1) (000)...................  $     931  $   6,159  $   9,365  $   7,136  $   7,136  $   4,500

------------------------

(1) Capital expenditures shown above and in the following individual park tables, except where otherwise indicated, are calculated on a project-year basis, i.e., amounts shown for each year (or nine-month period), represent expenditures incurred during and prior to the park's operating season for that year.

    STRATEGY. The Company's strategy is to continue its capital investment and marketing programs at Adventure World in order to further penetrate the densely populated Washington, D.C./Baltimore market and to achieve further growth in attendance, ticket prices and in-park spending per capita. The Company made capital improvements at Adventure World of approximately $4.5 million for the 1996 season and expects to make between $8.0 and $12.0 million of such improvements prior to the 1997 season, in each case, to fund the development of additional rides, attractions and revenue-generating locations, as well as general park improvements, including the development of a new section at the park for 1997.

    Marketing programs at Adventure World for the 1996 season continued to utilize Cal Ripken, Jr., the Baltimore Orioles all-star shortstop, as the park's official spokesperson for radio, television and other advertising. Additionally, signage for Adventure World was added at Camden Yards, the Baltimore Orioles' stadium, and promotional events involving the Orioles were conducted. Prior to the 1996 season, Pepsi agreed to expand its sponsorship of the park, which resulted in expanded advertising and sponsorship support by Pepsi, including promotion of the park on millions of Pepsi cans throughout the summer. In addition, during the 1996 season, McDonald's became a promotional partner of the park for the first time.

    The Company intends to continue to add sales representatives and increase direct mail programs in order to expand its group sales and pre-sold ticket business, increase its season pass sales and capitalize on the substantial tourist market in the Washington, D.C. area, with a particular emphasis on visiting student groups and families. The Company is also considering adding complementary entertainment attractions at the park, either alone or in conjunction with joint venture partners. Management also intends to extend weekend operations before and after the current operating season, to expand special events (such as its Oktoberfest and Hallowscream events) and to increase its night business through evening discount programs. Given the size of the Washington, D.C./Baltimore market and the capital investment and marketing programs planned at Adventure World, management believes that Adventure World has the potential to reach annual attendance of at least 1.5 million within the next five to seven years.

DARIEN LAKE & CAMPING RESORT

    OVERVIEW. Darien Lake, a combination theme and water park, is the largest theme park in the State of New York and the 46th largest theme park in the United States based on 1995 attendance of 1.1 million. Attendance for the 1996 season totaled 1.3 million. Darien Lake is located off Interstate 90 in Darien Center, New York, approximately 30, 40 and 120 miles from Buffalo, Rochester and Syracuse, New York, respectively. The park's primary market includes upstate New York, western and northern Pennsylvania and southern Ontario, Canada. This market provides the park with a permanent resident population base of approximately 2.2 million people within 50 miles of the park and 3.1 million with 100 miles. According to the Nielsen Report, the Buffalo, Rochester and Syracuse markets are the number 39, number 73 and number 69 DMAs in the United States, respectively. Based upon in-park surveys, approximately 56% of the visitors to Darien Lake in 1996 resided within a 50-mile radius of the park, and 88% resided within a 100-mile radius.

    The Darien Lake property consists of approximately 1,000 acres, including 144 acres for the theme park, 242 acres of campgrounds, and 593 acres of agricultural, undeveloped and water areas. During its 1996 season, Darien Lake had 26 "wet" rides, 19 "dry" rides, 20 children's rides, 41 game venues, 62 food outlets, 22 merchandise outlets and five arcades. Darien Lake also has a 20,000 seat amphitheater. Following the 1995 season, the Company entered into a long-term agreement with a national concert promoter described more fully below.

    Adjacent to the Darien Lake theme park is a camping resort owned and operated by the Company with 1,180 developed campsites, including 330 recreational vehicles (RV's) available for daily and weekly rental. In addition, there are 500 other campsites available for tenting. Darien Lake is one of the few theme parks in the United States which offers a first class campground adjacent to the park. The campground is the fifth largest in the United States and was rated three stars on facilities and five stars on recreation by Woodalls 1995 North American Edition of The Campground Directory. In 1996, approximately 284,000 people used the Darien Lake campgrounds. Since admission to the campgrounds requires visitors to also purchase admission tickets to the theme park, the Company believes that substantially all of the camping visitors use the theme park.

    The following is a list of certain of the major attractions at Darien Lake:

ATTRACTION                                                             DESCRIPTION
------------------------------------------  ------------------------------------------------------------------

The Giant Wheel...........................  Second largest North American ferris wheel
The Predator..............................  Wooden roller coaster with 100-foot hill
The Viper.................................  Steel looping roller coaster
Nightmare at Phantom Cove.................  Indoor roller coaster
Cuda Falls................................  4-tube slide complex
Performing Arts Center....................  20,000 seat capacity outdoor amphitheater
Hook's Lagoon.............................  A five-story interactive family water attraction
Chance Train..............................  Train ride around lake
Grizzly Run...............................  White-water raft ride
Grand Prix................................  Formula K race cars
Thunder Rapids............................  Half-mile long flume ride
Sky Coaster...............................  180 foot hang-gliding attraction
Barracuda Bay.............................  Water park with 15 rides
Campground................................  Four-star camping facility
Popeye's Seaport..........................  Themed children's area with 10 rides and attractions
Adventureland.............................  Children's area with 12 "dry" rides

    Darien Lake's principal competitor is Wonderland Park located in Toronto, Canada, approximately 125 miles from Darien Lake. In addition, Darien Lake competes to a lesser degree with three smaller amusement parks located within 50 miles of the park. Darien Lake is significantly larger with a more diverse complement of entertainment than any of these three smaller facilities. Unlike Darien Lake, none of these parks have camping facilities or large concert venues.

    HISTORY AND RECENT OPERATING RESULTS. Darien Lake was opened in 1964. From 1991 to 1995, revenue and attendance at the park averaged approximately $21.6 million and 1.0 million, respectively, as compared to revenue for the first nine months of 1996 of $29.3 million and attendance of 1.3 million for the 1996 season.

    The following table sets forth certain information with respect to the operations of Darien Lake since 1991:

                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                         1991       1992       1993       1994       1995       1995       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000).................  $  21,602  $  20,005  $  21,682  $  22,202  $  22,706  $  22,511  $  29,280
Total attendance (000)...............      1,103        974      1,010      1,038      1,053      1,053      1,290
Revenues per visitor.................  $   19.58  $   20.54  $   21.47  $   21.39  $   21.56  $   21.41  $   22.70
In-park spending per visitor(1)......  $   11.81  $   12.66  $   13.45  $   13.62  $   13.70  $   13.67  $   14.23
Number of operating days.............        120        118        109        106        107        107        107
Capital expenditures (project-year
  basis) (000).......................  $     700  $   1,050  $   1,157  $   3,002  $     300  $     300  $   8,600

------------------------

(1)  Includes campground revenue.

    STRATEGY. When it acquired the park in August 1995, the Company believed Darien Lake had significant growth potential, some of which was realized during the 1996 season. Prior to that season, the Company (i) added marketable new rides and attractions (with particular emphasis on increasing the children's component of the park and upgrading the water park facilities); (ii) improved the quality of the park's daily live shows; (iii) upgraded the quality of the merchandise outlets and restaurants; (iv) improved the park's theming, signage and landscaping; and (v) implemented more professional and creative marketing, sales and promotional programs to emphasize the park's improved product offerings. The Company spent approximately $8.6 million on capital expenditures at Darien Lake prior to the 1996 season and expects to spend between $9.0 and $12.0 million on such expenditures prior to the 1997 season to add a "state-of-the-art" steel looping roller coaster, a wave pool and other attractions and revenue generating locations.

    The 1996 marketing program for Darien Lake included the targeting of potential patrons in outer markets, which the Company believes represent a significant untapped opportunity. The Company intends to continue to target these markets in 1997. Darien Lake has also expanded its sponsorship relationship with Pepsi, which resulted in higher payments by Pepsi to the Company and increased advertising and sponsorship support by Pepsi. In that connection, Pepsi agreed to promote the park on cans sold in a number of upstate New York markets.

    Following the 1995 season, the Company entered into a long-term arrangement with a national concert promoter to realize the cash flow potential of the Performing Arts Center, a 20,000 seat amphitheater. Pursuant to this agreement, the promoter funded approximately $2.5 million of capital improvements at the Center prior to the 1996 season (including a new stage, improved restroom facilities and a tensile roof over a substantial portion of the permanent seating area) and agreed to book at the Center at least 20 concerts per season featuring nationally recognized performers. The promoter is required to pay the Company a base annual fee plus a fee based on concert attendance and fund all concert expenses and certain other operating expenses. During the 1996 season, there were 18 concerts at the center, including performances by Hootie and the Blowfish, Sting, the Dave Matthews Band and Alanis Morissette. During that season, the Company received fees of approximately $540,000 under this agreement. During the 1995 season, the Center generated a loss of approximately $145,000. To increase revenue at the Darien Lake campgrounds, the Company has, among other things, added new recreational vehicles for rental. During 1995, a number of Darien Lake's food and game outlets and certain attractions were operated by third parties with whom the former owner divided revenues. The Company has bought out certain of these arrangements in order to secure all of the revenues from such concessions. Lastly, as with the other acquired parks, the Company is considering adding special events before, during and after the season. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Darien Lake, particularily in light of the 1996 season, the Company believes that Darien Lake has the potential to reach annual attendance of at least 1.5 million within the next three to five years.

ELITCH GARDENS

    OVERVIEW. Elitch Gardens is a theme park located in the downtown area of Denver, Colorado, next to Mile High Stadium, McNichols Arena and close to Coors Field. The park's primary market includes the greater Denver area as well as most of central Colorado. This market provides the park with a permanent resident population base of approximately 2.4 million people within 50 miles of the park and approximately 3.3 million people within 100 miles. According to the Nielsen Report, the Denver area is the number 18 DMA in the United States, respectively.

    The Company owns a site of approximately 60 acres, all of which are currently used for park operations. During its 1996 season, Elitch Gardens had 22 adult and 18 children's rides, 30 food outlets, 33 merchandise outlets and 35 game venues. Picnic grounds are also available for family picnics and group outings.

    The following table sets forth certain of the major attractions at Elitch
Gardens:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Launch Loop.............................................  Return loop steel roller coaster
Twister II..............................................  Wooden roller coaster
Accelator...............................................  Sky coaster
Big Wheel...............................................  Giant ferris wheel
River Rapids............................................  River rapids ride
Top Spin................................................  Rotating platform ride
Sea Dragon..............................................  Swinging ship ride
Sky Ride................................................  Sky lift ride
Run Away Train..........................................  High speed metal coaster

    Elitch Gardens has no significant direct competitors.

    HISTORY AND RECENT OPERATING RESULTS. A park in Denver under the name of "Elitch Gardens" has been in continuous operation for over 100 years. During 1994 and 1995, the park was relocated from its smaller location on the north side of Denver to its current location in downtown Denver, in close proximity to Coors Field, home of the Colorado Rockies. The park was constructed at a cost of $100 million (including land and equipment, as well as extensive infrustructure). The park was reopened in 1995, in which year the park generated approximately 960,000 in attendance and $20.0 million in revenues. Management believes that the park, as constructed, did not have sufficient marketable rides and attractions to achieve its attendance potential. In addition, the park lacks theming and landscaping, as well as creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to the operations of Elitch Gardens in 1995, the year the park was opened, and the first nine months of 1996:

                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                     1995       1995       1996
                                                                                   ---------  ---------  ---------
Total revenues (000).............................................................  $  19,839  $  19,642  $  19,506
Total attendance (000)...........................................................        959        950        849
Revenues per visitor.............................................................  $   20.69  $   20.68  $   22.98
In-park spending per visitor.....................................................  $    7.12  $    7.33  $    9.59
Number of operating days.........................................................        109        108        133
Capital expenditures (calendar-year basis) (000).................................  $  26,044  $  23,760  $     590

    STRATEGY. The Company believes it can improve the park's attendance and operating cash flow through the addition of marketable rides and attractions and other improvements, as well as the implementation of more professional and creative marketing, sales and promotional programs, which will emphasize the park's improved product offering. In that connection, the Company presently intends to invest between $20.0 and $25.0 million during 1997 and 1998 to add marketable rides and attractions (including the introduction of water rides) and to enhance marketing programs. Among the planned additions for the 1997 season is a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride. These additions will result in a more complete entertainment product. Premier also believes it can improve the park's performance by reducing operating expenses from historical levels and implementing a more efficient management structure. Given the size of its market, the location of the park, the absence of direct competition and the capital investment and marketing programs planned at Elitch Gardens, the Company believes that Elitch Gardens has the potential to reach annual attendance of 1.5 million within the next three to five years.

FRONTIER CITY

    OVERVIEW. Frontier City is a western theme park located along Interstate 35 in northeast Oklahoma City, Oklahoma, approximately 100 miles from Tulsa. The park's market includes nearly all of Oklahoma and certain parts of Texas and Kansas, with its primary market in Oklahoma City and Tulsa. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.4 million people within 100 miles. According to the Nielsen Report, the Oklahoma City and Tulsa markets are the number 43 and number 59 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings. Based upon in-park surveys, approximately 66% of the visitors to Frontier City in 1996 resided within a 50-mile radius of the park, and 82% resided within a 100-mile radius.

    The Company owns a site of approximately 90 acres, with 60 acres currently used for park operations. The remaining 30 acres provide the Company with the potential to develop complementary operations, such as campgrounds or an amphitheater. During the 1996 season, Frontier City had 22 adult and 10 children's rides, 26 food outlets, 21 merchandise outlets, 34 game venues and four theaters. In addition, the Company professionally produces eight live shows daily, such as country music shows, a 50's musical revue and a magic show, and holds a concert series each summer. Fort Frontier, a 12,000 square foot air-conditioned mall and main event center, contains numerous food and retail locations, an entertainment center and a 500-seat western opera house. In the off-season, the center serves as a banquet facility, accommodating groups of up to 1,500 people. Picnic grounds are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at Frontier
City:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Silver Bullet...........................................  Looping steel roller coaster
Wildcat.................................................  Wooden roller coaster
Nightmare...............................................  Indoor steel roller coaster
Diamond Back............................................  Backwards looping steel roller coaster
Time Warp...............................................  Double looping gondolas
Sky Coaster.............................................  135-foot hang-gliding attraction
Thunder Road............................................  Go-cart track
Renegade Rapids.........................................  River rapids ride
Red River Logging Co....................................  Log flume
Prairie Schooner........................................  Swinging ship
Grand Centennial Wheel..................................  Giant ferris wheel
Swingin' Six Guns.......................................  Flying swings
O.K. Kiddie Corral......................................  Themed Children's Area with multiple rides and attractions

    Frontier City's only significant competitor is Six Flags Over Texas located in Arlington, Texas, approximately 225 miles from Frontier City.

    HISTORY AND RECENT OPERATING RESULTS. Frontier City opened in 1958 as a replica of an 1880s western town and was acquired by the Company in 1982. The Company began redeveloping the park after the 1989 season with a two-year, $7.0 million capital program to reposition and revitalize the park. In addition to extensive western theming and landscaping and general upgrading of the physical plant, capital improvements included the addition of three major rides, the expansion and improvement of the O.K. Kiddie Corral children's area (including the addition of three children's rides), the expansion and theming of the group picnic facilities and the addition of Fort Frontier. The effect of these capital improvements, combined with an aggressive marketing program, was to increase the park's attendance and revenue by approximately 54% and 83%, respectively, from 1989 to 1991. Since 1991, the park has achieved steady growth in annual revenue to $9.1 million in 1995 and has maintained annual attendance in the range of approximately 500,000. As a result of these efforts, Frontier City has received numerous community and industry awards and was named the 1991 Tourist Attraction of the Year by the State of Oklahoma Department of Tourism and Recreation.

    The following table sets forth certain information with respect to the operations of Frontier City since 1989, when current management assumed control of Premier:

                                                                                                                    THROUGH
                                                                                                                   SEPTEMBER
                                                                                                                      30,
                                                                                                                   ---------
                                       1989(1)     1990       1991       1992       1993       1994       1995       1995
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)................  $   4,140  $   5,571  $   7,579  $   8,289  $   8,658  $   8,990  $   9,070  $   8,108
Total attendance (000)..............        331        398        508        496        503        506        544        471
Revenues per visitor................  $   12.53  $   14.02  $   14.91  $   16.73  $   17.20  $   17.76  $   16.67(2) $   17.21
In-park spending per visitor........  $    5.01  $    5.44  $    5.66  $    6.70  $    6.92  $    7.09  $    6.32(2) $    6.42
Number of operating days............         96        117        117        136        136        137        134        116
Capital expenditures
  (project-year basis) (000)........  $     558  $   1,588  $   5,459  $     904  $   1,824  $   2,161  $   1,537  $   1,537


                                        1996
                                      ---------
Total revenues (000)................  $   8,283
Total attendance (000)..............        454
Revenues per visitor................  $   18.24
In-park spending per visitor........  $    7.30
Number of operating days............        123
Capital expenditures
  (project-year basis) (000)........  $     500

------------------------

(1) Reflects results prior to the Company's implementation of a $7.0 million capital improvement program.

(2) The reduction in revenues and in-park spending per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently. In addition, although these patrons visit the park more often than other customers, the Company believes that they generally spend less during each visit.

    STRATEGY. Management believes that as a result of its capital improvement program to date, Frontier City has reached an appropriate level of attractions for its market size. As a result, with maintenance-level capital expenditures in the range of $300,000 to $400,000 per year and additions of new marketable attractions every two or three years, the Company believes that the park should be able to build upon its performance by achieving moderate attendance growth, gradually increasing ticket prices and increasing in-park spending, as well as improving operating margins as revenue increases. Prior to the 1996 season, the Company added a go-cart track, and plans to add a children's activity area for the 1997 season.

    The Company conducts weekend activities in the off-season at Frontier City, including special events such as Hallowscream and Oktoberfest. Management will consider expanding these activities in the future (for example, by adding Christmas events). The Company may also consider adding a campground and a concert venue at the park.

    Because of the geographic proximity of Frontier City and White Water Bay, the Company seeks to take advantage of operational efficiencies and other tie-in benefits at these parks. For example, the two parks are supervised by a single general manager and are serviced by a single marketing and sales department. In addition, the Company enhanced its joint marketing program for Frontier City and White Water Bay with a revised season pass program for 1995 which offers unlimited use of both facilities for a single price. As a result of this simplified joint program, season passes sold for 1995 for Frontier City and White Water Bay exceeded 36,000, as compared to 17,800 for 1994. Even after price increases in 1996, season pass sales aggregated approximately 35,000 during that season.

GEAUGA LAKE

    OVERVIEW. Geauga Lake is a combination theme and water park, and is the 42nd largest theme park in the United States based on 1995 attendance of 1.1 million. Attendance for the 1996 season totaled 1.2 million. Geauga Lake is located in Aurora, Ohio, 20 miles southeast of Cleveland and approximately 30, 60 and 120 miles, respectively, from Akron and Youngstown, Ohio and Pittsburgh, Pennsylvania. This market provides the park with a permanent resident population base of approximately 4.0 million people within 50 miles of the park and 7.4 million within 100 miles. According to the Nielsen Report, the Cleveland/Akron, Youngstown and Pittsburgh markets are the number 13, number 95 and number 19 DMAs in the United States, respectively. Based upon in-park surveys, approximately 63% of the visitors to Geauga Lake in 1996 resided within a 50-mile radius of the park, and 83% resided within a 100-mile radius.

    The 257-acre property on which Geauga Lake is situated includes a 55-acre spring-fed lake. The theme park itself presently occupies approximately 116 acres. There are approximately 87 acres of undeveloped land (of which approximately 30 acres have the potential for further development). During the 1996 season, Geauga Lake featured over 60 "wet" and "dry" attractions, a tidal wave pool, 38 game venues, 44 food outlets, 25 merchandise outlets, three theaters and two arcades. Rainbow Island, the park's "dry" area for young children, features 16 children's rides. Turtle Beach, a 1.4-acre water activity area designed exclusively for children ages two through twelve, is located adjacent to Rainbow Island.

    The following is a list of certain of the major attractions at Geauga Lake:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Mind Eraser.............................................  Forward and backward roller coaster with five elements
The Double Loop.........................................  Steel roller coaster
The Big Dipper..........................................  Wooden roller coaster
Texas Twister...........................................  Top spin ride
The Raging Wolf Bobs....................................  85-foot high wooden roller coaster
Stingray Slides.........................................  70-foot tall water slides
Grizzly Run.............................................  River rapids ride
Euro Racers.............................................  Grand prix raceway
The Wave................................................  Tsunami tidal wave pool
Neptune Falls...........................................  1,600-foot, four flumed water slide complex
The Rampage.............................................  Two high-speed water slides
Turtle Beach............................................  Children's water park
Rainbow Island..........................................  Children's ride area

    Geauga Lake's principal competitors are Cedar Point located in Sandusky, Ohio and Kennywood, located in Pittsburgh, Pennsylvania. These parks are located approximately 90 miles and 120 miles, respectively, from Geauga Lake. There are also three small water parks within a 50-mile radius of Geauga Lake, and Sea World, a marine park, is on the other side of Geauga Lake. While Sea World does, to some extent, compete with Geauga Lake for patrons, it is a complementary attraction, and many patrons visit both facilities.

    HISTORY AND RECENT OPERATING RESULTS. Geauga Lake has been in continuous operation for over 100 years. The park was one of the first theme parks in the United States to introduce a complete water entertainment complex within a traditional theme park at no additional charge to visitors. From 1991 to 1995, revenue and attendance at the park averaged approximately $23.1 million and 1.1 million, respectively, as compared to revenue for the first nine months of 1996 of $27.8 million and attendance of 1.2 million during the 1996 season.

    The following table sets forth certain information with respect to the operations of Geauga Lake since 1991:

                                                                                                                  THROUGH
                                                                                                               SEPTEMBER 30,
                                                                                                            --------------------
                                                       1991       1992       1993       1994       1995       1995       1996
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)...............................  $  22,341  $  22,298  $  24,097  $  23,106  $  23,781  $  23,400  $  27,834
Total attendance (000).............................      1,140      1,107      1,177      1,068      1,075      1,064      1,171
Revenues per visitor...............................  $   19.60  $   20.14  $   20.47  $   21.63  $   22.12  $   21.99  $   23.76
In-park spending per visitor.......................  $   10.68  $   11.08  $   11.26  $   11.88  $   11.86  $   11.97  $   12.82
Number of operating days...........................        115        115        115        116        127        114        117
Capital expenditures
  (project-year basis) (000).......................  $   1,650  $   1,050  $   3,050  $     913  $   1,805  $   1,805  $  11,100

    STRATEGY. When it acquired the park, the Company believed Geauga Lake had significant growth potential, certain of which was realized during the 1996 season. Prior to that season, the Company (i) added marketable new rides and attractions; (ii) improved the quality of the park's daily live shows; (iii) upgraded the quality of the merchandise outlets and restaurants; (iv) improved the park's theming, signage and landscaping; and (v) implemented more professional and creative marketing, sales and promotional programs, with an emphasis on the park's improved product offerings. Among the major new improvements for 1996 were a forward/backward roller coaster and a river rapids ride. The Company spent approximately $11.1 million on capital improvements prior to the 1996 season and expects to spend between $5.0 and $8.0 million on such expenditures prior to the 1997 season. Planned 1997 improvements include a free-fall ride and a five-story interactive water attraction.

    In conjunction with 1996 improvements, the Company increased its marketing and sales activities to corporate sponsors as well as to the public. In that connection, the park has replaced its beverage sponsor with Coca-Cola. This arrangement resulted in higher beverage sponsorship payments to the park, and Coca-Cola agreed to an expanded level of advertising and sponsorship support, including promotion of the park on Coke cans in multiple markets, including Cleveland and Pittsburgh, for the entire season.

    The Company plans to continue to take greater advantage of its location next to Sea World of Ohio. As a unique destination marine park, Sea World, which is located directly across Geauga Lake, is able to attract visitors from a much wider geographical area than Geauga Lake. Historically, the two parks have not participated in any co-marketing programs. During 1996, the Company and Sea World conducted joint marketing programs in outer market areas, including Detroit, involving joint television advertising of combination passes. In addition, combination tickets were sold at each park. The Company plans to continue and expand this joint marketing program for the 1997 season. To increase attendance and revenue prior to Memorial Day and after Labor Day, the Company expanded off-season special events such as Oktoberfest and Hallowscream. The Company intends to develop Geauga Lake's 30 acres of unutilized land for complementary uses. Lastly, as with the other parks acquired in the Funtime Acquisition, the Company has bought out third-party game concessionaires who had shared game revenue with the prior owners of the park. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Geauga Lake, the Company believes that Geauga Lake has the potential to reach annual attendance of at least 1.5 million within the next three to five years.

THE GREAT ESCAPE

    OVERVIEW. The Company is scheduled to acquire The Great Escape on or about December 3, 1996 and all conditions to closing (other than delivery of certain closing documents and payment of the purchase price) have been satisfied. The Great Escape, which opened in 1954, is a combination theme and water park located off Interstate 87 in the Lake George resort area, 180 miles north of New York City and 40 miles north of Albany. The park's primary market includes the Lake George tourist population and the resident upstate New York and western New England population. Official statistics indicate that the area had a visitor population of over 7.5 million people in 1995, of which over 3.5 million were overnight visitors, with an average length of stay of 4.3 days. This market provides the park with a permanent resident population base of approximately 1.1 million people within 50 miles of the park and 3.3 million people within 100 miles. According to the Nielsen Report, the Albany market is the number 52 DMA in the United States.

    After the closing, the Company will own a site of approximately 335 acres, with 100 acres currently used for park operations. Approximately 30 of the undeveloped acres are suitable for park expansion. During the 1996 season, The Great Escape had 33 adult and 12 children's rides, 30 food outlets, 18 merchandise outlets, 29 game venues and five theaters. In addition, The Great Escape professionally produces live shows daily and holds a concert series each summer. Picnic grounds are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at The Great
Escape:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Comet...................................................  Wooden roller coaster
Steamin' Demon..........................................  Looping steel roller coaster
Desperado...............................................  Log flume ride
Giant Ferris Wheel......................................  Ferris wheel
Raging River............................................  River rapids ride
Banshee Plunge..........................................  Water tube slide
Blue Typhoon............................................  Water tube slide
Twister Falls...........................................  Water tube slide
Black Cobra.............................................  Wet/dry water slide

    The Great Escape's only significant competitor is Riverside Park, located in Springfield, Massachusetts, approximately 150 miles from The Great Escape. In addition, there is a smaller water park located in Lake George.

    HISTORY AND RECENT OPERATING RESULTS. In late 1992, Mr. Wood reacquired the park from International Broadcasting Company ("IBC") (to whom he had previously sold the facility) out of IBC's bankruptcy proceedings. Since its reacquisition, a water park component was added to The Great Escape, and the park has shown steadily improving operating results, including attendance, per capita spending and operating cash flow.

    The following table sets forth certain information with respect to the operations of The Great Escape since 1994:

                                                                                           ELEVEN MONTHS
                                                                       YEAR ENDED              ENDED
                                                                      OCTOBER 31,          SEPTEMBER 30,
                                                                  --------------------  --------------------
                                                                    1994       1995       1995       1996
                                                                  ---------  ---------  ---------  ---------
Total revenues (000)............................................  $  13,321  $  14,360  $  14,358  $  15,070
Total attendance (000)..........................................        531        557        557        574
Revenues per visitor............................................  $   25.09  $   25.78  $   25.78  $   26.25
In-park spending per visitor....................................  $   10.51  $   10.56  $   10.56  $   10.75
Number of operating days........................................        100        100        100        101
Capital expenditures (fiscal-year basis) (000)..................  $   2,284  $   1,645  $   1,615  $     298

    STRATEGY. While The Great Escape has shown solid performance, Premier believes it can increase attendance and park-level operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. Without upsetting a successful strategy, Premier intends to selectively extend the park's operating hours beyond the current 6:00 p.m. closing time and extend the season into October. In addition, Premier sees the opportunity to increase revenue outlets through the park. In addition to the park's traditional vacation customer, Premier intends to emphasize group sales, as well as greater marketing in selected outer markets such as Albany to help drive attendance increases. The Company expects to spend between $8.0 and $12.0 million on capital expenditures prior to the 1997 and 1998 seasons, including the addition of a wave pool and other attractions.

WATERWORLD

    OVERVIEW. Waterworld consists of two water parks (Waterworld USA/Concord and Waterworld USA/ Sacramento) and one family entertainment center (Paradise Island).

    Waterworld USA/Concord is located in Concord, California, in the East Bay area of San Francisco. The park's primary market includes nearly all of the San Francisco Bay area. This market provides the park with a permanent resident population base of approximately 6.7 million people within 50 miles of the park and 10.0 million people within 100 miles. Water parks by their nature tend to draw patrons from a smaller radius than theme park. According to the Nielsen Report, the San Francisco Bay market is the number 5 DMA in the United States.

    Waterworld USA/Sacramento is located on the grounds of the California State Fair in Sacramento, California. Also located on the fair grounds is Paradise Island, the Company's family entertainment center. The facilities' primary market includes Sacramento and the immediate surrounding area. This market provides the park with a permanent resident population base of approximately 2.6 million people within 50 miles of the park and 9.7 million people within 100 miles. According to the Nielsen Report, the Sacramento market is the number 21 DMA in the United States.

    Both facilities are leased under long-term ground leases. The Concord site includes approximately 29 acres, with 24 acres currently used for park operations. The Sacramento facility is located on approximately 20 acres, all of which is used for the park and the family entertainment center. During the 1996 season, Waterworld had 13 adult and 16 children's rides and attractions, 13 food outlets, two merchandise outlets and three game venues. The family entertainment center, which operates year-round, features six thrill rides, laser tag, a rock climbing wall, batting cage, two miniature golf courses, two go-cart tracks, arcade games and other attractions. Picnic grounds at both facilities are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at Waterworld:

CONCORD

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Breaker Beach...........................................  Wave pool
Kaanapali Kooler........................................  1,200 foot lazy river
Typhoon.................................................  Four 250 foot open and closed tube slides
Banzai..................................................  Six body slides
Cliffhanger.............................................  Two drop-out slides
Diablo Falls............................................  Two shotgun slides
Wildwater Kingdom.......................................  Water activity area
Treasure Island.........................................  Children's activity area

SACRAMENTO

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Dew Lagoon..............................................  Wave pool
Calypso Cooler..........................................  800 foot lazy river
Cannon Ball Falls.......................................  Two shotgun slides
Windjammer Pool.........................................  Lap pool
Tadpool.................................................  Children's pool
Trinidad Falls..........................................  Four 300 foot open and closed tube slides
Cobra...................................................  Two 250 foot corkscrew slides
Cliffhanger.............................................  Two drop-out slides
The Hurricane...........................................  Tube slide
Surf Hill...............................................  Children's slide
Treasure Island.........................................  Children's activity area
Paradise Island.........................................  Family entertainment center

    Concord's only significant direct competitor is Raging Waters located in San Jose, approximately 100 miles from that facility. Sacramento's only significant competitor is Sunsplash located in the north east of Sacramento, approximately 40 miles from that facility. Paradise Island's significant direct competitors are Golfland which is adjacent to Sunsplash, Wooz Family Entertainment Center, located in Vacaville, 30 miles from Sacramento and Scadia Family Fun Center located in Fairfield, 45 miles from Sacramento.

    HISTORY AND RECENT OPERATING RESULTS. The Concord park opened in May 1995 and was constructed by the former owners at an aggregate cost of approximately $9.2 million. The Sacramento facility opened in 1986 and Paradise Island opened during 1993 and was constructed at a cost of $2.6 million.

    The following table sets forth certain information with respect to the operations of Waterworld USA/ Concord since 1995, the year the park opened:

                                                                                                             THROUGH SEPTEMBER
                                                                                                                    30,
                                                                                                            --------------------
                                                                                                   1995       1995       1996
                                                                                                 ---------  ---------  ---------
Total revenues (000)...........................................................................  $   5,791  $   5,647  $   5,827
Total attendance (000).........................................................................        331        331        310
Revenues per visitor...........................................................................  $   17.50  $   17.06  $   18.80
In-park spending per visitor...................................................................  $    6.40  $    6.28  $    6.32
Number of operating days.......................................................................        110        108        117
Capital expenditures (calendar-year basis) (000)...............................................  $   7,383  $   7,265  $   1,331

    The following table sets forth certain information with respect to the operations of Waterworld USA/ Sacramento since 1993.

                                                                                                     THROUGH SEPTEMBER
                                                                                                            30,
                                                                                                    --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
Total revenues (000)(1)..........................................  $   4,555  $   5,938  $   5,812  $   5,338  $   5,826
Total attendance (000)...........................................        258        280        271        271        294
Revenues per visitor(2)..........................................  $   13.71  $   13.87  $   14.05  $   14.78  $   14.30
In-park spending per visitor.....................................  $    5.00  $    5.02  $    5.31  $    5.31  $    5.22
Number of operating days.........................................        111        106        109        109        112
Capital expenditures (calendar-year basis) (000).................  $      70  $     225  $     281  $     231  $     373

------------------------

(1)  Excludes fee income from management of Concord.

(2) Revenues per visitor do not include revenue of Paradise Island (a fee-per-attraction entertainment center) of $1,218,000, $2,054,000, $2,004,000, $1,333,000, and $1,621,000 for the years ended December 31,
    1993, 1994, and 1995 and for the nine months ended September 30, 1995 and 1996, respectively.

    STRATEGY. Management believes that the parks have growth potential in attendance and operating cash flow. Stand-alone water parks are by their nature less capital intensive than theme parks. The Company plans to add a major water attraction (costing in the range of between $1.0 million and $1.5 million) at each of the Waterworld parks in the next two to three years. Thereafter, management expects that Waterworld will require minimal on-going capital expenditures of approximately $200,000 to $300,000 per year and the addition of a new attraction every three or four years.

WHITE WATER BAY

    OVERVIEW. White Water Bay is a tropical themed water park located along Interstate 40 in southwest Oklahoma City, Oklahoma. The park is the 15th largest water park in the United States based on 1995 attendance of approximately 327,000. The park's primary market includes the greater Oklahoma City metropolitan area. According to the Nielsen Report, Oklahoma City is the number 43 DMA in the United States. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.4 million people within 100 miles. White Water Bay also attracts group sales from groups such as churches and other civic organizations. Based upon in-park surveys, approximately 87% of the visitors to White Water Bay in 1996 resided within a 50-mile radius of the park, and 92% resided within a 100-mile radius.

    The Company owns a site of 22 acres, all of which are currently used for park operations. White Water Bay features a 500,000 gallon wave pool, an eight story multiple slide ride, a 450,000 gallon activity pool, nine slides, a "lazy river" ride, a children's activity pool and four volleyball courts. White Water Bay also has a full service restaurant and two snack stands. Raft and locker rentals are also available. In addition, the park has picnic grounds for family and group outings.

    The following is a list of certain of the major attractions at White Water
Bay:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
White Water Bay.........................................  Wave pool
Castaway Creek..........................................  Lazy river
Acapulco Cliff Dive.....................................  Speed slide
Bermuda Triangle........................................  Multiple slide complex
Shipwreck Island........................................  Activity pool
Kid's Cove..............................................  Kiddie pool
Tad Pool................................................  Kiddie pool
Black Beard's Revenge...................................  Water slide
The Rapids..............................................  Splash pool ride
Big Kahuna..............................................  White water rafting ride
Swashbuckler Flumes.....................................  Slide complex

    There are no other water parks located in Oklahoma City and, therefore, the Company's primary competition is from other outdoor water activities, such as local swimming pools.

    HISTORY AND RECENT OPERATING RESULTS. White Water Bay was originally opened in 1981 and was acquired by the Company in 1991. While the park was fairly well-developed and maintained under its prior ownership, the Company has expanded the park with the addition of a major white water raft ride, two speed slides, a full service restaurant and a picnic pavilion. Since the Company's acquisition of the park in 1991, the park has achieved average annual attendance of approximately 295,000 and average annual revenues of approximately $3.3 million.

    The following table sets forth certain information with respect to the operations of White Water Bay since 1991:

                                                                                                           THROUGH
                                                                                                        SEPTEMBER 30,
                                                                                                     --------------------
                                               1991      1992(1)     1993       1994        1995       1995       1996
                                             ---------  ---------  ---------  ---------  ----------  ---------  ---------
Total revenues (000).......................  $   3,335  $   3,001  $   3,417  $   3,176  $    3,475  $   3,398  $   3,313
Total attendance (000).....................        320        257        295        277         327        327        314
Revenues per visitor.......................  $   10.43  $   11.68  $   11.60  $   11.47  $    10.64(2) $   10.40 $   10.55
In-park spending per visitor...............  $    3.02  $    3.33  $    3.35  $    3.15  $     3.14  $    3.14  $    3.55
Number of operating days...................        103        110        102        102          97         97        100
Capital expenditures (project-year basis)
  (000)....................................  $     423  $     202  $     202  $     596(3) $       56 $      56 $      25

------------------------

(1) Although each of the Company's parks was adversely affected by inclement weather in 1992, White Water Bay, as a water park, was particularly affected by such weather. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results."

(2) The reduction in revenues per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently.

(3) Of such amount, $150,000 was funded by Pepsi in connection with a sponsorship arrangement.

    STRATEGY. Management expects that White Water Bay will require minimal on-going capital expenditures of up to approximately $75,000 per year and the addition of a new attraction every three or four years. Through this strategy, the Company believes that the park should generate a consistent annual attendance in the range of 280,000 to 320,000. In addition, White Water Bay expects to continue to benefit from the joint marketing initiatives with Frontier City described above.

WYANDOT LAKE

    OVERVIEW. Wyandot Lake, which has 13 water rides, is the 12th largest water park in the United States based on 1995 attendance of approximately 370,000. Attendance for the 1996 season totaled 396,000. The park also has 18 "dry" rides. Wyandot Lake is located just outside of Columbus, Ohio, adjacent to the Columbus Zoo on property sub-leased from the Columbus Zoo. The park's primary market includes the Columbus metropolitan area and other central Ohio towns. This market provides the park with a permanent resident population base of approximately 2.0 million people within 50 miles of the park and approximately
6.4 million people within 100 miles. The Columbus market, according to the Nielsen Report, is the number 34 DMA in the United States. Based on in-park surveys, approximately 82% of the visitors to Wyandot Lake in 1996 resided within a 50-mile radius of the park, and 92% resided within a 100-mile radius.

    The Company leases from the Columbus Zoo the land, the buildings and several rides which existed on the property at the time the lease was entered into in 1983. The current lease expires in 1998 and the Company has two five-year renewal options. The land leased by Wyandot Lake consists of approximately 18 acres. The park shares parking facilities with the Columbus Zoo. Wyandot Lake features a variety of "wet" and "dry" attractions, including a "wet" and "dry" area for young children.

    The following is a list of certain of the major attractions at Wyandot Lake:

ATTRACTION                                                                        DESCRIPTION
------------------------------------------------------------  ---------------------------------------------------
Christopher's Island Discovery Treehouse....................  Five-story family interactive water attraction
Zuma Falls..................................................  Twin passenger tube slide
Parrot Beach................................................  Kids water attraction
Jet Stream..................................................  Twin passenger tube slide
Canoochee Creek.............................................  Adult water attraction
Buccaneer Bay...............................................  Children's water attraction
Phantom Tunnel Hydro Tube...................................  A 300-foot enclosed water slide
Wild Rage...................................................  70-foot water slide
Star Fish Ferris Wheel......................................  A 52-foot high ferris wheel
The Wild Tide Wave Pool.....................................  30,000 sq. foot tidal wave pool
Sea Dragon Roller Coaster...................................  Small wooden roller coaster
Water Coil..................................................  A two-flumed water slide
Uncle Al's Treehouse........................................  Children's playground

    Wyandot Lake's direct competitors are King's Island and The Beach, each located in Cincinnati, Ohio, and Cedar Point, located in Sandusky, Ohio. These three parks are each located approximately 100 miles from Wyandot Lake. Although the Columbus Zoo is located adjacent to the park, it is a complementary attraction, with many patrons visiting both facilities.

    HISTORY AND RECENT OPERATING RESULTS. Wyandot Lake has been in operation since 1981. From 1991 to 1995, revenue and attendance at the park averaged approximately $4.4 million and 359,000, respectively. During the first nine months of 1996, revenue totaled $5.9 million and attendance for 1996 aggregated 396,000. The Company believes that under prior ownership the park suffered from a lack of capital investment in marketable rides and attractions and creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to operations of Wyandot Lake since 1991:

                                                                                                         THROUGH
                                                                                                      SEPTEMBER 30,
                                                                                                   --------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)......................  $   4,000  $   3,830  $   4,755  $   4,597  $   5,059  $   4,919  $   5,889
Total attendance (000)....................        350        324        388        361        370        349        377
Revenues per visitor......................  $   11.43  $   11.82  $   12.26  $   12.73  $   13.67  $   14.10  $   15.62
In-park spending per visitor..............  $    5.02  $    5.20  $    5.17  $    5.27  $    5.26  $    5.72  $    6.49
Number of operating days..................        101        116        111        111        132        108        110
Capital expenditures (project-year basis)
  (000)...................................  $     450  $     610  $     276  $     556  $     155  $     155  $   2,100

------------------------

    STRATEGY. The Company believes that Wyandot Lake has significant growth potential. Of its capital expenditure budget for 1996, the Company spent approximately $2.1 million on Wyandot Lake and the Company is considering spending up to $1.5 million on this facility for the 1997 season to add a children's area.

    The Company implemented aggressive marketing and sales activities for the 1996 season both to corporate sponsors and to the general public to highlight these park upgrades. In that connection, Coca-Cola became a sponsor of the park for 1996, which resulted in higher beverage sponsorship revenue and expanded promotional and marketing support for the park. The Company also expects Wyandot Lake to benefit from the $75 million planned expansion of the Columbus Zoo located adjacent to the park. The Company is currently discussing with the Zoo the addition of five to ten acres to Wyandot Lake which, if obtained, will facilitate a significant expansion of the existing park. In an effort to attract visitors going to the Columbus Zoo, Wyandot Lake participates in joint local advertising programs with the Columbus Zoo and is implementing other marketing programs to capitalize on the park's close proximity to the Zoo. As with the other acquired parks, the Company will seek to add special events.

MARKETING AND PROMOTION

    The Company attracts visitors through multi-media marketing and promotional programs for each of its parks. These programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. Marketing programs are generally initiated at the park level and supervised by the Company's Vice President for Marketing, with the assistance of the Company's senior management and national advertising agency. During the three years ended December 31, 1995 and the nine-months ended September 30, 1996, the Company incurred advertising expense of approximately $2.8 million, $3.7 million, $5.7 million (including approximately $1.5 million expended with respect to the parks acquired in the Funtime Acquisition) and $9.0 million, respectively. During 1993 and 1994, Funtime incurred approximately $5.1 million and $5.2 million, respectively, in such expense.

    The Company believes that the local orientation of its marketing programs is a key ingredient to successfully promoting its parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. The Company also develops partnership relationships with well-known national and regional sponsors to supplement its advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. Presented below is a selection of some of Premier's most recognized corporate sponsors and marketing partners:

7-Eleven                               Kodak
Blockbuster Video                      McDonald's
Coca-Cola                              Pepsi
Columbus Zoo                           Safeway Supermarkets
Domino's                               Sea World of Ohio
Friendly's                             Sherwin Williams
Giant Eagle Supermarkets               Taco Bell
Giant Food Supermarkets                TCBY
John Deere                             TOPS Supermarkets
KFC                                    Wendy's

    The Company has also arranged for popular local radio and television programs to be filmed or broadcast live from its parks. The Company's Friday evening teen dances at Frontier City are broadcast as thirty-minute shows with an MTV-style format by a Fox Television affiliate on Saturday evenings. These strategies have been well received in local markets, and have been an integral element of Premier's growth.

    Group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 38.4% of aggregate attendance at the six parks owned prior to the Recent Acquisitions in 1996. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Premier has increased its group sales and pre-sold ticket business at the three parks owned prior to the Funtime Acquisition by approximately 59.6% from 1992 to 1995. During 1996, group sales and pre-sold tickets at the three parks acquired in the Funtime Acquisition, increased 13% over 1995 levels. The Company believes that similar opportunities exist at the parks acquired in the Recent Acquisitions.

    The Company has also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. Management believes that incremental attendance from season pass sales has a positive effect on operating results. The increased in-park spending which results from season passes is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. Since its acquisition of Adventure World in 1992, the Company has increased season passes sold at the park from approximately 2,000 in 1991 to over 25,000 in 1996. In 1995, the Company revised its joint marketing program for Frontier City and White Water Bay, and season passes sold at these parks increased from approximately 17,800 in 1994 to over 34,000 in 1996. During 1996, 16.5% of visitors to the Company's six parks utilized season passes.

    A significant portion of the Company's attendance is attributable to the sale of discount admission tickets. The Company offers discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. As with season passes, management believes that incremental attendance from discount sales activities has a positive effect on operating results. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. In 1996, approximately 76.0% of patrons at the Company's six parks were admitted at a discount rate and for the nine months ended September 30, 1996, approximately 55.1% of the Company's revenue was attributable to in-park spending.

    The Company also implements promotional programs as a means of targeting specific market segments and geographic locations not reached through its group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a very limited period of time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

PARK OPERATIONS

    The Company is headquartered in Oklahoma City, Oklahoma and New York, New York and, following The Great Escape Acquisition, will operate in eight geographically diverse markets: Baltimore/ Washington, D.C., Maryland; Buffalo/ Rochester; Cleveland; Columbus, Ohio; Oklahoma City; Denver; Sacramento and the San Francisco Bay area; and Lake George/Albany. Each park is managed by a general manager who reports to the Company's Chief Operating Officer and is responsible for all operations and management of the individual park. Advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams. The Company has systems and controls in place for the daily tracking and monitoring of revenues and expenses associated with ticket sales and in-park spending.

    Each of the Company's parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute the Company's strategy and to maximize revenues and operating cash flow at each park. The Company's seven general managers have an aggregate of over 80 years experience in the industry, including over 50 years at the Company's parks.

    Each of the Company's parks is operated, to the extent practicable, as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. For example, local park management recommends local advertising focus, annual operating schedules and application of available capital.

    The Company maintains trained security forces to administer the parks' crowd control policies and guest screening procedures and to enforce the parks' rules relating to behavior of guests in the parks. The specific policies and practices of the security forces are dictated on a park-by-park basis by crowd composition and operating experience.

    The Company's parks are generally open daily from Memorial Day through Labor Day. In addition, most of the Company's parks are open during weekends prior to and following their daily seasons, primarily as a site for theme events (such as Hallowscream and Oktoberfest). Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee. The Company's family entertainment center is open year-round and does not charge an admission price.

COMPETITION

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. The Company's family entertainment center competes directly with all types of recreational facilities and forms of entertainment within its market. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. The Company believes its parks feature a sufficient variety of rides and attractions, restaurants and merchandise outlets to enable it to compete effectively. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

CAPITAL IMPROVEMENTS

    The Company regularly makes capital investments in the development and implementation of new rides and attractions at its parks. The Company believes that the introduction of new rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, the Company generally adds theming to acquired parks and continuously enhances the theming and landscaping of its existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season.

    The Company's level of capital expenditures are directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive significant attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every three to four years in order to enhance the park's entertainment product.

    The Company divides its capital expenditures into three categories: capital expenditures for marketable attractions which are primarily for new rides and attractions; retail projects capital expenditures which are associated with increasing in-park spending; and asset upgrades which are capital expenditures made to significantly improve, as opposed to maintain, an existing asset. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides are expensed as incurred and therefore are not included in capital expenditures. These expenditures generally represent approximately 5%-7% of annual revenue.

MAINTENANCE AND INSPECTION

    The Company's rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of the Company and the individual parks evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. The Company has approximately 130 full-time employees who devote substantially all of their time to maintaining the theme parks and their rides and attractions.

    In addition to the Company's maintenance and inspection procedures, the Company's liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The result of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials. Furthermore, the Company uses Ellis & Associates as water safety consultants at its parks in order to train life guards and audit safety procedures.

SEASONALITY

    The operations of the Company are highly seasonal, with more than 90% of park attendance occurring in the second and third calendar quarters of each year and the most active period falling between Memorial Day and Labor Day. The great majority of the Company's revenues are collected in the second and third quarters of each year while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

    Operations at the parks are subject to certain local, state and federal governmental regulations including, without limitation, labor, health, safety and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at the park. The Company believes that it is in substantial compliance with applicable regulatory standards and, although no assurance can be given, it does not foresee the need for any significant expenditures in this area in the near future.

ENVIRONMENTAL REGULATION

    The Company's operations are subject to increasingly stringent federal, state and local environmental laws and regulations governing water discharges, air emissions, soil contamination, the maintenance of underground storage tanks and the disposal of waste and hazardous materials. The Company believes that it is in substantial compliance with all such laws and regulations. At Geauga Lake, the Company is conducting groundwater monitoring around a former on-site landfill under the supervision of the Ohio Environmental Protection Agency. The Company is awaiting administrative action on its request for curtailment of the scope and duration of this monitoring, based on the sampling results to date. The

Company does not anticipate that it will be required to incur any material costs in connection with the monitoring program or any other post-closure activities.

    Elitch Gardens is located on property that was used as a manufactured gas plant by the Public Service Company of Colorado ("PSC"), a railroad yard for Burlington Northern Railroad, and an auto shredding operation. Although these operations were discontinued over 30 years ago, residual contamination related to those operations remains in the soil and groundwater beneath the property. Specifically, environmental investigations have documented the presence of trash fill material, metals, hydrocarbon contaminated soils and residual coal tars at the site.

    At the time of the construction of the park, Elitch Gardens Company entered into a consent agreement with the Colorado Department of Health which specified the soil and groundwater management and monitoring requirements for the site (the "Consent Agreement"). The Consent Agreement also contains a limited release and covenant not to sue by the State of Colorado with respect to then-known environmental conditions, subject to several conditions and exceptions. In addition, the United States Environmental Protection Agency has reviewed the Consent Agreement and stated that its intervention under applicable Federal environmental statutes would not be warranted, assuming compliance with the Consent Agreement and barring a change in, or discovery of new information about, environmental conditions relating to the property.

    At the closing of the Denver Acquisition, PSC and Trillium Corporation (successor-in-interest to Burlington Northern Railroad) consented to the assignment to Premier by Elitch Gardens Company of its rights under an allocation agreement (the "Allocation Agreement"). Under the Allocation Agreement, PSC and Trillium agreed to pay for 25 years, commencing in 1994, all Contamination Expenses (as defined) with respect to the site, except that Premier will be responsible, under certain circumstances, for a maximum of $100,000 of such Contamination Expenses and, in all cases, for the costs of groundwater monitoring (historically approximately $25,000 per year) required under the Consent Agreement. The Company does not anticipate that it will be required to incur any material costs in connection with the environmental condition of this site.

EMPLOYEES

    The Company employs approximately 349 full-time employees (including employees of The Great Escape) and approximately 7,300 seasonal employees during the operating season. In this regard, the Company competes with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, the Company employs a significant number of teenagers, which subjects the Company to child labor laws. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    None of the employees of the Company are represented by a union or other collective bargaining unit. The Company has not experienced any strikes or work stoppages by its employees, and the Company considers its employee relations to be good.

INSURANCE

    The Company maintains insurance of the type and in amounts that it believes are commercially reasonable and that are available to businesses in its industry. The Company maintains multi-layered general liability policies that provide for excess liability coverage of up to $15.0 million per occurrence. By virtue of self-insured retention limits ($50,000 per wave pool incident; $25,000 per occurrence in all other cases), the Company is required to pay the first $25,000 or $50,000, as the case may be, of loss per occurrence. The Company also maintains fire and extended coverage, workers' compensation, and other forms of insurance typical to businesses in its industry. The fire and extended coverage policies insure the

Company's real and personal properties (other than land) against physical damage resulting from a variety of hazards.

LEGAL PROCEEDINGS

    The nature of the industry in which the Company operates tends to expose it to claims by visitors for injuries. Historically, the great majority of these claims have been minor. While the Company believes that it is adequately insured against the claims currently pending against it and any potential liability, if the number of such events resulting in liability significantly increased, or if the Company becomes subject to damages that cannot by law be insured against, such as punitive damages, there may be a material adverse effect on its operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company or its subsidiaries.

                                        AGE AT
                                     SEPTEMBER 30,
NAME                                     1996                              POSITION WITH COMPANY
---------------------------------  -----------------  ---------------------------------------------------------------
Kieran E. Burke..................             39      Chairman and Chief Executive Officer; Director
Gary Story.......................             41      President and Chief Operating Officer; Director
James F. Dannhauser..............             44      Chief Financial Officer; Director
James C. Bouy....................             54      Vice President, General Manager, Elitch Gardens
Hue W. Eichelberger..............             38      Vice President, General Manager, Adventure World
Jeffrey A. Lococo................             40      Vice President, General Manager, Geauga Lake
Richard A. McCurley..............             37      Vice President, General Manager, Waterworld
Bradley Y. Paul..................             49      Vice President, General Manager, Darien Lake
Traci E. Blanks..................             35      Vice President of Marketing
David Thomas.....................             38      Vice President of Entertainment
Richard R. Webb..................             40      Vice President of Accounting
Richard A. Kipf..................             62      Vice President of Administration, Corporate Secretary
Paul A. Biddelman................             50      Director
Michael E. Gellert...............             65      Director
Jack Tyrrell.....................             49      Director

    Kieran E. Burke has served as Chief Executive Officer and a Director of the Company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was President of Premier. Mr. Burke also serves as a director of Blue Ridge Real Estate Company and Big Boulder Corporation. Mr. Burke was an investment banker prior to becoming President of Premier. Mr. Burke is a member of the board of directors of the International Association of Amusement Parks & Attractions ("IAAPA").

    Gary Story has served as President and a Director of the Company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Premier's Executive Vice President. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino, an amusement park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with Six Flags Corporation. Mr. Story is a former member of the board of directors of IAAPA.

    James F. Dannhauser became Chief Financial Officer of the Company in October 1995 and has served as a Director of Premier since December 1992. From 1990 through June 1996, Mr. Dannhauser served as managing director of Lepercq, de Neuflize & Co. Incorporated, an investment banking firm ("Lepercq"). Mr. Dannhauser is a member of the board of directors of Lepercq.

    James C. Bouy has served as Vice President and General Manager of Geauga Lake since 1994 and became General Manager of Elitch Gardens following the Denver Acquisition. Prior thereto, from 1992 through 1994, he served as Vice President and General Manager of Kennywood Park in Pittsburgh, Pennsylvania. From 1985 through 1991, Mr. Bouy was employed by Funtime as Vice President and General Manager of Darien Lake. Prior thereto, from 1975 through 1981, he was employed by the Marriott Corporation, where his responsibilities included serving as Chief Operating Officer for The Great

American Theme Park in Gurnee, Illinois and The Great American Theme Park in Santa Clara, California.

    Hue W. Eichelberger has served as Vice President and General Manager of Adventure World since 1992. From 1991 through 1992, he served as Park Manager of White Water Bay. From 1988 through 1991, he was Associate Director of Corporate Development at Silver Dollar City, Inc. Prior thereto, Mr. Eichelberger served as General Manager of White Water (a water park in Grand Prairie, Texas) and FantaSea (a water park in Wichita, Kansas).

    Jeffrey A. Lococo has served as Vice President and General Manager of Wyandot Lake since 1989 and became the General Manager of Geauga Lake following the Denver Acquisition. From 1982 through 1989, he served as Director of Marketing and Sales of Geauga Lake. From 1980 through 1982, Mr. Lococo served as Regional Sales Manager with Marriott's Great America Theme Park.

    Richard A. McCurley has served as Vice President and General Manager of Frontier City and White Water Bay since 1994 and became General Manager of Waterworld following the California Acquisition. He joined Premier in 1992 as Director of Revenue for Frontier City and White Water Bay and, during that year, transferred to become Director of Revenue for Adventure World. From 1985 through 1992, Mr. McCurley was Food Service Manager and later Food Service Director at Knotts Berry Farms. Prior to that period, he spent six years with Worlds of Fun, a major theme park in Kansas City, Missouri, ultimately serving as Director of Food Services.

    Bradley Y. Paul has served as Vice President and General Manager of Darien Lake since 1991. From 1984 through 1991 he served as Marketing Director of Darien Lake.

    Traci E. Blanks has served as Vice President of Marketing since 1995. From 1992 through 1994, she served as Vice President Marketing for Frontier City and White Water Bay. From 1986 through 1992, she served as Director of Marketing for Frontier City, and as such was responsible for all marketing and group sales programs. From 1986 through 1987, she also served as Manager of Advertising and Promotions for Frontier City.

    David Thomas has served as Vice President of Entertainment since 1993. From 1987 through 1993, he was responsible for the Company's show productions (including booking national touring acts to appear at the parks) as well as the staging of numerous festivals including Oktoberfest and Hallowscream. Prior to 1987, he served as President of Silvertree Productions, producing over forty stage shows, musicals, stunt spectaculars and magic illusion presentations.

    Richard R. Webb has served as Vice President of Accounting since 1991. From 1988 through 1991, he was Controller of a subsidiary of the DeBartolo Corporation which operated a race track in Oklahoma City. Prior to that time, Mr. Webb spent nine years with Landmark Land Company, Inc., ultimately serving as Controller.

    Richard A. Kipf has served as Corporate Secretary of the Company (or its predecessors) since 1975 and has served as Vice President of Administration since 1994.

    Paul A. Biddelman has served as a Director of the Company since December 1992. Since April 1992, Mr. Biddelman has been treasurer of Hanseatic Corporation ("Hanseatic"), a private investment company. From January 1991 through March 1992, Mr. Biddelman was managing director of Clements Taee Biddelman Incorporated, a financial advisory firm. Mr. Biddelman also serves as a director of Electronic Retailing Systems International, Inc., Insituform Technologies, Inc., Celadon Group, Inc., Petroleum Heat and Power Co., Inc. and Star Gas Corporation (general partner of Star Gas Partners, L.P.).

    Michael E. Gellert has served as a Director of the Company since March 1989. He previously served as a Director of Premier and as a Trustee of Tierco from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of Premier. Mr. Gellert is a general partner of Windcrest Partners ("Windcrest"), a New York limited partnership. Windcrest, the principal business of which is private investing, is an affiliate of Premier. Mr. Gellert also serves as a director of Devon Energy Corp., The Harvey Group, Inc., Humana Inc., Seacor Holdings, Inc., Regal Cinemas, Inc. and The Putnam Trust Company of Greenwich Advisory Board of The Bank of New York.

    Jack Tyrrell has served as a Director of Premier since December 1992. For more than five years, Mr. Tyrrell has been a general partner of Lawrence Venture Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith ("LTOS"), a private investment limited partnership. Mr. Tyrrell is also a general partner of LTOS II Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith II, L.P. ("LTOS II"), a private investment limited partnership. Mr. Tyrrell is also a general partner of Richland Partners, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures, L.P. ("Richland"), a private investment limited partnership. In addition, Mr. Tyrrell is a general partner of Richland Partners II, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures II, L.P. ("Richland II"), a private investment limited partnership. Mr. Tyrrell also serves as a director of National Health Investors, Inc. and Regal Cinemas, Inc.

    The Company's directors and officers are elected to serve one-year terms. None of the Company's officers has employment agreements.

BOARD COMMITTEES

    The Company's Board of Directors has a Compensation Committee and an Audit Committee.

    COMPENSATION COMMITTEE. The Compensation Committee reviews management's recommendations with respect to executive compensation and employee benefits and makes recommendations to the Company's Board of Directors as to such matters. Additionally, the Compensation Committee administers the Stock Incentive Plans. The Compensation Committee currently consists of Messrs. Biddelman and Tyrrell.

    AUDIT COMMITTEE. The Audit Committee recommends to the Board of Directors the accounting firm to be selected each year as independent auditors of the Company's financial statements and acts on behalf of the Board of Directors in reviewing with the independent auditors, the chief financial and accounting officers of the Company and other appropriate corporate officers, matters relating to corporate financial reporting and accounting procedures and policies, and the adequacy of financial, accounting and operating controls. The Audit Committee reviews the results of audits with the Company's independent public accountant and reports thereon to the Board of Directors. The Audit Committee also submits to the Board of Directors recommendations it may have from time to time with respect to financial reporting and accounting practices and policies and financial, accounting and operating controls and safeguards. The Audit Committee currently consists of Messrs. Gellert and Biddelman.

COMPENSATION OF DIRECTORS

    During the year ended December 31, 1995, directors did not receive any compensation for serving as such; however, they were reimbursed for expenses attendant to Board and committee membership. Commencing in 1996, directors who are not employees of the Company will receive $15,000 per annum, payable at their election in cash or shares of Common Stock in addition to reimbursement of expenses.

EXECUTIVE COMPENSATION

    The following table discloses compensation received by the Company's Chief Executive Officer and Chief Operating Officer for the three years ended December 31, 1995. The Chief Executive Officer and Chief Operating Officer are the only executive officers of the Company whose salary and bonus exceeded $100,000 in those years.

SUMMARY COMPENSATION TABLE

                                                                       OTHER      RESTRICTED   SECURITIES          ALL
NAME AND                                                              ANNUAL         STOCK     UNDERLYING         OTHER
PRINCIPAL POSITION(1)             YEAR     SALARY($)    BONUS($)   COMPENSATION   AWARD(S)($)  OPTIONS(#)     COMPENSATION
------------------------------  ---------  ----------  ----------  -------------  -----------  -----------  -----------------

Kieran E. Burke...............       1995  $  307,500  $  150,000       --            --          100,000              (2)
  Chairman of the Board, Chief       1994     290,000      --           --            --           10,000              (2)
  Executive Officer and              1993     265,000      40,000       --            --           76,200              (2)
  Director

Gary Story....................       1995  $  214,583  $  100,000       --            --           50,000              (2)
  President, Chief Operating         1994     200,000      --           --            --           20,000              (2)
  Officer and Director               1993     140,000      70,000       --            --           40,000              (2)

------------------------

(1) James F. Dannhauser became Chief Financial Officer of the Company on October 1, 1995. For 1995, Mr. Dannhauser's annual salary was $125,000. During 1995, he was granted options to acquire 40,000 shares of Common Stock.

(2) The Company has concluded that, as to each named executive officer for each year shown, all personal benefits paid or provided did not exceed the lesser of $50,000 or 10% of the salary and bonus reported for such officer. During 1995, the Company did not have any defined contribution plans or pension or other defined benefit or retirement plans, other than a qualified, contributory 401(k) plan. All regular employees are eligible to participate in the 401(k) plan if they have completed one full year of service and are at least 21 years old. Except with respect to the former employees of Funtime, the Company did not match contributions made by employees in 1995. The accounts of all participating employees are fully vested.

STOCK INCENTIVE PLANS

    In March 1993, the Company adopted a stock option and incentive plan (the "1993 Stock Incentive Plan") pursuant to which 250,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1993 Stock Incentive Plan, through November 20, 1996, options to purchase an aggregate of 250,000 shares (excluding options that terminated by their terms) had been granted, all of which are Incentive Options (as defined below). Of such options, 125,000 and 60,000 were granted to Messrs. Burke and Story, respectively, and 215,000 were granted to the Company's executive officers as a group. The 1993 Stock Incentive Plan provides for the grant of options ("Options") to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that do not so qualify ("Non-Qualified Options") and stock appreciation rights ("SARs") in tandem with Options. An SAR granted in tandem with an Option (a "tandem SAR") permits an optionee to surrender his Option to the Company for cancellation and receive an amount (in cash or Common Stock) equal to the excess, if any, of (i) the then fair market value of the Common Stock subject to the Option; over (ii) the exercise price of the Option. Of the options granted under the 1993 Stock Incentive Plan, 68,800 were granted in 1996 at an exercise price of $22.00 per share, 36,000 were granted in 1994 at an exercise price of $7.50 per share and 145,200 Options were granted in 1993 at an exercise price of $5.00 per share. In each case, the Compensation Committee of the Board of Directors determined that the fair market value of the Common Stock on the date of grant.

    In August 1995, the Company adopted a stock option and incentive plan (the "1995 Stock Incentive Plan") pursuant to which 270,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1995 Stock Incentive Plan, through

November 20, 1996, Options to purchase an aggregate of 270,000 shares of Common Stock had been granted, all of which are Incentive Options. Of such Options, 100,000 and 72,000 were granted to Messrs. Burke and Story, respectively, and 212,000 were granted to the Company's executive officers as a group. Of the Options granted under the 1995 Stock Incentive Plan, 248,000 have an exercise price of $8.25 per share, and 22,000 have an exercise price of $22.00 per share. In each case, the Compensation Committee of the Board of Directors determined the exercise price was equal to the fair market value of the Common Stock on the date of grant. The 1995 Stock Incentive Plan provides for the grant of Options to purchase Common Stock intended to qualify as Incentive Options under Section 422 of the Code, Non-Qualified Options or SARs. The terms of the 1995 Stock Incentive Plan are substantially the same as the terms of the 1993 Stock Incentive Plan (except for the total number of shares subject to Options available for grant thereunder.)

    In August 1996, the Company adopted a stock option and incentive plan (the "1996 Stock Incentive Plan," and together with the 1993 Stock Incentive Plan and the 1995 Stock Incentive Plan, the "Stock Incentive Plans"), pursuant to which 750,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1996 Stock Incentive Plan, through November 20, 1996, Options to purchase an aggregate of 246,700 shares of Common Stock had been granted, all of which are Incentive Options. Of such Options, 86,200 and 58,000 were granted to Messrs. Burke and Story, respectively, and 164,200 were granted to the Company's executive officers as a group. All of the Options granted under the 1996 Stock Incentive Plan have an exercise price of $22.00 per share, which the Compensation Committee of the Board of Directors determined to be the fair market value of the Common Stock on the date of grant. The 1996 Stock Incentive Plan, and the grant of options thereunder in August 1996, are subject to the approval of the Company's stockholders. The 1996 Stock Incentive Plan provides for the grant of Options to purchase Common Stock intended to qualify as Incentive Options under
Section 422 of the Code, Non-Qualified Options or SARs. The terms of the 1996 Stock Incentive Plan are substantially the same as the terms of the 1993 Stock Incentive Plan (except for the total number of shares subject to Options available for grant thereunder.)

AGGREGATE OPTION EXERCISES AND OPTION VALUES

    The following table provides information on Option exercises in 1995 by each of Mr. Burke and Mr. Story and the value of such officers' unexercised Options at December 31, 1995.

                                                                          NUMBER OF SHARES
                                                                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                      OPTIONS AT DECEMBER 31,     IN-THE- MONEY OPTIONS AT
                                      SHARES                                    1995                DECEMBER 31, 1995 (1)
                                    ACQUIRED ON          VALUE       --------------------------  ---------------------------
NAME                               EXERCISE (#)      REALIZED ($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------  -----------------  ---------------  -----------  -------------  ------------  -------------
Kieran E. Burke................             --                --        114,759        116,480   $  1,037,572   $   671,402
Gary Story.....................             --                --         42,000         68,000   $    288,750   $   392,500

------------------------

(1) Prior to the Public Offering, during 1994, a limited trading market developed for the Common Stock. Amount shown is based on $13.125 per share, the average of the closing bid and asked prices of the Common Stock (as reported on The Pink Sheets and the OTC Bulletin Board) on December 29, 1995, adjusted for the subsequent reverse stock split. The Company does not believe that this highly illiquid market constituted an established trading market for the Common Stock. See "Price Range of Common Stock."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of September 30, 1996 (except as noted below) as to Common Stock owned by (a) each of the Company's current directors and named executive officers; (b) all current directors and officers of the Company as a group; and (c) each person who, to the best of the Company's knowledge, beneficially owned on that date more than 5% of the outstanding Common Stock. All share amounts have been rounded to the nearest whole share. The information presented does not reflect any prospective purchase of Common Stock in the Common Stock Offering, if completed, by the named persons.

                                                                                            PERCENTAGE OF CLASS
                                                                                    ------------------------------------
                                                                                                             AFTER
                                                                 NUMBER OF SHARES       PRIOR TO          THE COMMON
NAME AND ADDRESS OF                                                BENEFICIALLY        THE COMMON       STOCK OFFERING
  BENEFICIAL OWNER                                                     OWNED         STOCK OFFERING     (IF COMPLETED)
---------------------------------------------------------------  -----------------  -----------------  -----------------

Kieran E. Burke(1).............................................         224,301               1.9                1.4

Paul A. Biddelman(2)...........................................       3,020,063              26.6               19.7

James F. Dannhauser(3).........................................          48,000                 *                  *

Michael E. Gellert(4)(5).......................................       1,396,560              12.3                9.1

Gary Story(6)..................................................          80,000                 *                  *

Jack Tyrrell(7)................................................       1,001,336               8.8                6.5

Robert J. Gellert(5)(8)........................................       1,261,947              11.1                8.2
  122 East 42nd Street
  New York, New York 10168

Windcrest Partners(5)(9).......................................       1,136,025              10.0                7.4
  122 East 42nd Street
  New York, New York 10168

Lawrence, Tyrrell, Ortale & Smith II, L.P.(10).................         661,940               5.8                4.3
  Lawrence, Tyrrell, Ortale & Smith
  3100 West End Avenue, Suite 500
  Nashville, TN 37203

Hanseatic Corporation(11)......................................       3,020,063              26.6               19.7
  Wolfgang Traber
  450 Park Avenue
  New York, New York 10152

Janus Capital Corporation(12)..................................       1,257,900              11.1                8.2
  Thomas H. Baily
  Janus Venture Fund
  100 Fillmore Street, Suite 300
  Denver, Colorado 80206-4923

All directors and officers as a group(13) (10 persons).........       5,785,460              49.6               37.0

------------------------
    * Less than one percent.

   (1) Includes 47,302 shares of Common Stock and warrants and options to purchase 176,999 shares of Common Stock for his own account as to which Mr. Burke has sole voting and investment power.

   (2) Represents shares of Common Stock beneficially owned by Hanseatic, of which Mr. Biddelman is treasurer. See footnote (11) below.

   (3) Includes 11,000 shares of Common Stock and options to purchase 26,000 shares of Common Stock for his own account and 11,000 shares of Common Stock beneficially-owned by Lepercq, of which Mr. Dannhauser is a director and as to which he disclaims beneficial ownership.

   (4) Includes 231,818 shares of Common Stock, as to which Mr. Gellert has sole voting and investment power. Also includes 1,136,025 shares of Common Stock beneficially owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert. Also includes 28,717 shares of Common Stock beneficially owned by Michael E. Gellert's daughter who resides in his household. Mr. Gellert disclaims beneficial ownership of all shares beneficially owned by his daughter.

   (5) Members of the Gellert family and entities controlled by them beneficially own in the aggregate 1,598,436 shares of Common Stock. Such shares will represent approximately 10.4% of the Company's outstanding Common Stock after the Offering. See footnotes (4), (8) and (9).

   (6) Represents 80,000 shares of Common Stock issuable upon exercise of stock options held by Mr. Story, as to which he has sole voting and investment power.

   (7) Includes 200,000 shares of Common Stock beneficially owned by LTOS; 461,940 shares of Common Stock beneficially owned by LTOS II; and 339,240 shares of Common Stock beneficially owned by Richland. Mr. Tyrrell, who is a general partner of the respective general partners of LTOS, LTOS II and Richland, disclaims beneficial ownership of all such shares.

   (8) Includes 2,514 shares of Common Stock for his own account, as to which he has sole voting and investment power; 49,597 shares of Common Stock as agent for 30 other persons and entities with whom he shares voting and investment power; 2,168 shares of Common Stock as trustee for Michael E. Gellert's sister with respect to which he shares voting and investment power with Peter J. Gellert (who holds these shares as agent); 5,559 shares of Common Stock as trustee of irrevocable trusts for the benefit of Michael E. Gellert's children as to which he has sole voting and investment power; 1,084 shares of Common Stock as trustee of an irrevocable trust for the benefit of his brother as to which he has sole voting and investment power; 1,136,025 shares of Common Stock owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert; and 65,000 shares of Common Stock beneficially owned by Lexfor Corporation of which he is President and a director, as to which he shares voting and investment power with the other officers and directors. Michael E. Gellert disclaims beneficial ownership of the shares of Common Stock owned by the trusts for the benefit of his children.

   (9) Windcrest shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert.

  (10) Includes 200,000 shares of Common Stock beneficially owned by LTOS and 461,940 shares beneficially owned by LTOS II. LTOS and LTOS II may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act. Information has been derived from Amendment No. 2 to Schedule 13D, dated November 2, 1994.

  (11) Represents shares of Common Stock beneficially owned by Hanseatic. Mr. Traber holds a majority of the shares of capital stock of Hanseatic and thus may be deemed to beneficially own such Common Stock. Of such shares, 2,658,164 shares of Common Stock are held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansobel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic. The remaining shares of Common Stock are held by Hanseatic for discretionary customer accounts. Information has been derived from Amendment No. 5 to Schedule 13D, dated March 11, 1996.

  (12) Janus Capital Corporation ("Janus Capital") is a registered investment adviser that furnishes investment advice to certain registered investment companies, including Janus Venture Fund (the "Fund") and individual and institutional clients (collectively the "Managed Portfolios"). As a result, Janus Capital may be deemed to be the benefical owner of the Common Stock held by such Managed Portfolios. Of the amount shown, 719,400 shares are held by the Fund and the balance are held in other Managed Portfolios. Mr. Bailey owns 12.2% of Janus Capital and serves as President and Chairman thereof. As a result, Mr. Bailey may be deemed beneficial owner of the shares held by the Managed Portfolios. Information has been obtained from Schedule 13G, dated November 8, 1996.

  (13) The share amounts listed include shares of Common Stock that the following persons have the right to acquire within 60 days from September 30, 1996 (Kieran E. Burke, 176,999 shares (see footnote (1)); James F. Dannhauser, 26,000 shares (see footnote (3)); Gary Story, 80,000 shares (see footnote (6)); and all directors and officers as a group, 298,199 shares.

                              CERTAIN TRANSACTIONS

    In connection with the Funtime Acquisition, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq and Hanseatic, respectively. James F. Dannhauser, a director of the Company, was a managing director of Lepercq at the time of the Funtime

Acquisition, and Paul A. Biddelman, also a director of the Company, is the treasurer of Hanseatic. On October 1, 1995, Mr. Dannhauser became Chief Financial Officer of the Company.

    In connection with a private placement by the Company consummated in August 1995, Hanseatic purchased shares of convertible Preferred Stock which were converted into 1,695,335 shares of Common Stock in connection with the Public Offering. In addition, pursuant to that placement, Richland, a private investment limited partnership, the general partner of which is Richland Partners, L.P., a limited partnership of which Jack Tyrrell, a director of the Company, is a general partner, and Michael Gellert, a director of the Company, purchased shares of convertible Preferred Stock which were converted into 256,093 and 121,645 shares of Common Stock, respectively, in connection with the Public Offering.

    In November 1990, the Company entered into an office lease. A portion of the office space is being used by Windcrest, and the Company and Windcrest have agreed to allocate 50% of the monthly rental payments to Windcrest. During 1995, Windcrest paid the Company approximately $68,000 with respect to such office space.

                          DESCRIPTION OF INDEBTEDNESS

NEW CREDIT FACILITY

    Revolving credit borrowings under the New Credit Facility, which was entered into in October 1996, are secured by substantially all of the Company's assets (other than real estate). Borrowings under the Term Loan Facility are secured by the assets acquired with the proceeds thereof, together with guarantees, limited to approximately $17.5 million, by the Company's principal subsidiaries. The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30.0 million under the Revolving Credit Facility may be used for working capital and other general corporate purposes; (ii) up to $25.0 million under Facility A may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million under Facility B may be used to finance certain acquisitions by the Company (including the Recent Acquisitions), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B must be funded by the Company. As of November 20, 1996 (after giving effect to The Great Escape Acquisition and borrowings the Company plans to make in respect of the California Acquisition), approximately $57.0 million will have been borrowed under Facility B to fund approximately 50% of the consideration paid for the Recent Acquisitions. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15 million on October 31, 2001) and borrowings under the Term Loan Facility mature October 31, 2001; however, aggregate principal payments of $7.5 million, $20.0 million and $25.0 million are required under the Term Loan Facility during 1998, 1999 and 2000, respectively. The New Credit Facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA.

    The Company intends to repay in full borrowings under the New Credit Facility from a substantial portion of the net proceeds from the Notes Offering, which repayment will terminate the Term Loan Facility. Prior to consummation of the Notes Offering, the Company will either amend the New Credit Facility to permit the transactions contemplated by the Notes Offering and to provide for the continuation (and possible expansion) of the Revolving Credit Facility or terminate the entire New Credit Facility and enter into a new revolving credit facility.

    Defaults under the New Credit Facility include (i) failure to repay principal when due; (ii) failure to pay interest within three days after due;
(iii) default in the performance of certain obligations of the Company's principal subsidiaries under the Revolving Credit Security Agreement or any Equipment Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (vii) default by the Company or any of its principal subsidiaries in respect of any indebtedness above specified levels; (viii) certain events of bankruptcy; (ix) certain judgments against the Company or any of its principal subsidiaries; (x) the occurrence of a Change in Control (as defined thereunder); (xi) the assertion of certain Environmental Claims (as defined thereunder); and (xii) under certain circumstances, the failure by Messrs. Burke and Story to serve the Company in their present positions and the failure to replace them within a specified time period.

THE EXISTING NOTES

    Concurrently with the consummation of the Funtime Acquisition, the Company issued $90.0 million aggregate principal amount of its 12% Senior Notes due 2003 (the "Existing Notes"). The Existing Notes were issued under the Existing Indenture. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Existing Indenture which is an exhibit to the Registration Statement of which this Prospectus is a part.

    The Existing Notes are senior, unsecured obligations of the Company, limited to $90.0 million aggregate principal amount and will mature on August 15, 2003. The Existing Notes bear interest at the rate of 12% per annum, payable semiannually on August 15 and February 15 of each year and are guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries.

    The Existing Notes are redeemable, at the Company's option, in whole or in part, at any time on or after August 15, 1999, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 15, 1998, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Existing Notes with the net cash proceeds of one or more public equity offerings by the Company following which there is a public market for the Common Stock, at a price equal to 110% of the principal amount to be redeemed, together with all accrued and unpaid interest, if any, provided that at least 66 2/3% of the original aggregate principal amount of the Existing Notes remain outstanding immediately after each such redemption. The Company does not presently intend to redeem any Existing Notes from the proceeds of the Offering, although it may do so in the future. See "Use of Proceeds." Upon the occurrence of a Change of Control (as defined in the Existing Indenture), the Company will be required to make an offer to repurchase the Existing Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

    The Existing Indenture contains restrictive covenants that, among other things, limit the ability of the Company to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.

    Defaults under the Existing Indenture include (i) failure to pay interest on the Existing Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; (iv) the default by the Company or any of its principal subsidiaries (the "Note Guarantors") in respect of any indebtedness above specified levels; (v) certain events of bankruptcy;
(vi) certain judgments against the Company or any Note Guarantor; (vii) any Note Guarantee (as defined in the Existing Indenture) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any Note Guarantor of its obligations under the Existing Indenture or any Note Guarantee, which continues for 10 days.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes are to be issued under an Indenture, to be dated as of       (the
"Indenture"), between the Company and       , as Trustee (the "Trustee").

    The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "Certain Definitions."

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall
be the corporate trust office of the Trustee, at       , New York, New York
      ), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Note Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes will be senior, unsecured obligations of the Company, limited to
$      million aggregate principal amount, and will mature on       . Each Note
will bear interest at the rate per annum shown on the front cover of this
Prospectus from       , or from the most recent date to which interest has been
paid or provided for, payable semiannually to Holders of record at the close of
business on the       or       immediately preceding the interest payment date
on       and       of each year, commencing       , 1997.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part,
at any time on or after       , and prior to maturity, upon not less than 30 nor
more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as percentages of principal amount), plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during
the 12 month period commencing on       of the years set forth below:

                                                                                   REDEMPTION
PERIOD                                                                                PRICE
---------------------------------------------------------------------------------  -----------
                                                                                             %
                                                                                             %
                                                                                             %
                                                                                      100.000%

    In addition, at any time and from time to time prior to       , the Company
may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings, at
a redemption price (expressed as a percentage of principal amount) of    %, plus
accrued and unpaid interest, if any, to the redemption date; PROVIDED, HOWEVER, that at least 66 2/3% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption.

SELECTION

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The indebtedness evidenced by the Notes will be senior, unsecured obligations of the Company and will be effectively subordinated to all existing and future secured Indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such Indebtedness. The Notes will rank PARI PASSU in right of payment with other Senior Indebtedness of the Company and will rank senior in right of payment to any Subordinated Obligations of the Company. Prior to the time any Note Guarantees are issued, the Notes will be effectively subordinated to indebtedness of, or guaranteed by, the Company's principal operating Subsidiaries to the extent of the assets of such Subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions, the financings related thereto, the issuance of the Notes and the use of the proceeds therefrom, the Company would have had
outstanding $         million of Senior Indebtedness (including the Notes), of
which $         million would have been secured Indebtedness and an additional
$   million would have been indebtedness of, or guaranteed by, the Company's subsidiaries. As of such date, and after giving such effect, the Company would have had $30.0 million in undrawn commitments under a revolving credit facility.

NOTE GUARANTEES

    To the extent possible in the future, and provided that such action is permitted by the Company's then existing debt obligations, the Company is obligated to cause each of the Company's existing principal operating Subsidiaries, certain future Subsidiaries of the Company (as described below) and other Guarantors of the Company's Existing Notes, as primary obligors and not merely as sureties, to irrevocably and unconditionally Guarantee on a senior unsecured basis the performance and payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the "Guaranteed Obligations"). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Note Guarantee. Each Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Issue Date, provided that such action is permitted by the Company's then existing debt obligations, the Company will cause each Restricted Subsidiary which Incurs Indebtedness, including each Restricted Subsidiary which is a guarantor of Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under "Certain Covenants--Limitation on Indebtedness," to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes. See "Certain Covenants--Future Note Guarantors" below.

    Each Note Guarantee will be a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations,
(b) be binding upon such Note Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

    The Existing Notes are guaranteed by the Company's principal operating Subsidiaries, which Subsidiaries hold substantially all of the Company's assets, except for those assets acquired and to be acquired in the Recent Acquisitions. With respect to assets held by the Company's principal operating Subsidiaries, the Notes will be effectively subordinated to the Existing Notes until such time as Note Guarantees are issued with respect to the Notes. In order for such Note Guarantees to be issued, the terms of the Existing Indenture must be amended. Following such amendment, the Company intends to transfer the assets acquired in the Recent Acquisitions to operating Subsidiaries and to cause each of its principal operating Subsidiaries to Guarantee payment of the Notes as described above.

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to offer to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

        (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of the Company; PROVIDED that the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company;

        (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

       (iii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (in each case, other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

    Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to offer to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control, including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change in Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

    The occurrence of the events which would constitute a Change of Control would require a comparable offer to purchase the Existing Notes and would constitute a default under the New Credit Facility. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness (and will not permit any Restricted Subsidiary to Incur Preferred Stock); PROVIDED, HOWEVER, that the Company and its Restricted Subsidiaries may Incur Indebtedness if on the date of the Incurrence of such Indebtedness the Consolidated Coverage Ratio exceeds 2.0:1.

    (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness: (1) Indebtedness Incurred pursuant to a revolving credit facility in an aggregate principal amount on the date of Incurrence which, when added to all other Indebtedness Incurred pursuant to this clause (1) and then outstanding, does not exceed $75 million, PROVIDED that the Company must repay all loans outstanding under any such facility at least once during each fiscal year and may not make drawings thereunder for 30 consecutive days following the date of such repayment; (2) Indebtedness (A) of the Company owed to and held by a Wholly Owned Subsidiary or
(B) of any Restricted Subsidiary owed to and held by the Company or any other Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to another Wholly Owned Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (3) the Senior Notes; (4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1) or (3) of this covenant); (5) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (2), (3), (4), or this clause (5); (6) Hedging Obligations consisting of interest rate swaps with respect to Indebtedness permitted to be Incurred by the Company pursuant to the Indenture;
(7) Purchase Money Indebtedness and Capital Lease Obligations Incurred after the Issue Date which do not exceed at any time outstanding $15 million; (8) Indebtedness represented by any Note Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (1) or (3) above; (9) Indebtedness in respect of performance bonds, letters of credit, surety or appeal bonds, prior to any drawing thereunder, for or in connection with pledges, deposits or payments made or given in the ordinary course of business, and which do not secure any Indebtedness except Indebtedness so secured in an amount not to exceed $2.5 million outstanding at any time; and (10) Indebtedness in an aggregate principal amount which, together with all other Indebtedness of the Company and its Restricted Subsidiaries then outstanding (other than Indebtedness permitted by clauses (1) through (9) above or paragraph (a)), does not exceed $5 million.

    (c) Notwithstanding the foregoing, neither the Company nor any Restricted Subsidiary will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); or (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which the Company is liable as Guarantor or otherwise); (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or other property (other than Capital Stock), distributed by the Company upon such conversion or exchange); and (D) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was treated as a Restricted Payment.

    (b) The provisions of the foregoing paragraph (a) will not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or similar trust); PROVIDED, HOWEVER, that (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); PROVIDED FURTHER, HOWEVER, that such dividend will be included in the calculation of the amount of Restricted Payments; or (iv) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such persons purchase or sell or are granted the option to purchase or sell, shares of such common stock; PROVIDED, HOWEVER, that the aggregate amount of such repurchases shall not exceed $2.5 million; PROVIDED FURTHER, HOWEVER, that such repurchases will be included in the calculation of the amount of Restricted Payments.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (i) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company, (ii) to make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:
(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including under a revolving credit facility pursuant to clause (b)(1) of the covenant described under "--Limitation on Indebtedness;" (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant; PROVIDED, HOWEVER, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (4) any such encumbrance or restriction consisting of customary nonsubletting, nontransfer and nonassignment provisions in leases, licenses or contracts arising or entered into in the ordinary course of business; (5) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (7) encumbrances or restrictions arising or existing by reason of applicable law.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition,
(ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash; PROVIDED, HOWEVER, that a portion of such cash consideration requirement may be in the form of a promissory note secured by a lien on the asset subject to such Asset Disposition, PROVIDED that the aggregate amount of all such promissory notes at any one time outstanding does not exceed $1 million and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the

Company (or such Restricted Subsidiary, as the case may be) (A) FIRST, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness or Indebtedness (other than Preferred Stock) of a Wholly Owned Subsidiary), to prepay, repay or purchase Senior Indebtedness or such Indebtedness (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 180 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash; (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) exceeds $5 million, to make an Offer to purchase the Existing Notes pursuant to and subject to the conditions set forth in section
(b) of this covenant and the comparable provisions of the Existing Indenture;
(D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) exceeds $5 million, to make an Offer to purchase the Notes pursuant to and subject to the conditions set forth in section (b) of this covenant; and (E) FIFTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses
(A), (B), (C) and (D), to (x) acquire Additional Assets (other than Indebtedness and Capital Stock) or (y) prepay, repay or purchase Indebtedness of the Company (other than Indebtedness owed to an Affiliate of the Company and other than Disqualified Stock of the Company) or Indebtedness of any Restricted Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company), in each case described in this clause (E) within one year from the receipt of such Net Available Cash or, if the Company has made an Offer pursuant to clause (C) or (D), six months from the date such Offer is consummated; PROVIDED, HOWEVER, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C), (D) or (E) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; PROVIDED FURTHER that prior to applying such Net Available Cash in accordance with clause (A), (B), (C), (D) or
(E) above, such Net Available Cash may be invested in Temporary Cash Investments. The Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $500,000.

    For the purposes of this covenant, the following will be deemed to be cash:
(x) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

    (b) In the event of an Asset Disposition that requires the purchase of the Existing Notes or the Notes, as the case may be, pursuant to clause (a)(iii)(C) or clause (a)(iii)(D) of this covenant, the Company will be required to purchase the Existing Notes or the Notes, as the case may be, tendered pursuant to an Offer, commenced within one year after the date of such Asset Disposition, by the Company for the Existing Notes or the Notes, as the case may be (the "Offer"), at a purchase price of 100% of their principal amount plus accrued interest to the Purchase Date in accordance with the procedures (including prorationing in the event of oversubscription) set forth in clause (c) of this covenant. If the aggregate purchase price of the Existing Notes or the Notes, as the case may be, tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Senior Notes, the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(E) of this covenant. The Company will not be required to make an Offer for the Existing Notes or the Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B) of this covenant section (a)(iii)) is less than $5 million for any Asset Disposition (which lesser amounts will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction"), unless the terms thereof
(1) are no less favorable to the Company or such Restricted Subsidiary than those which could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (2) if such Affiliate Transaction involves an amount in excess of $500,000, (i) are set forth in writing and (ii) have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction. In addition if such Affiliate Transaction involves an amount in excess of $5 million a fairness opinion must be provided by a nationally recognized investment banking firm.

    (b) The provisions of the foregoing paragraph (a) will not apply to (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments", (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or indemnification arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $250,000 in the aggregate outstanding at any one time; (v) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries; and (vi) any Affiliate Transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

    LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Company will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock except (i) to the Company or a Wholly Owned Subsidiary or (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary. Notwithstanding the foregoing, the Company is permitted to sell all the Capital Stock of a Subsidiary as long as the Company is in compliance with the terms of the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock."

    LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the Issue Date or thereafter acquired, securing any obligation other than Permitted Liens unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations) such obligation for so long as such obligation is so secured.

    LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "--Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under "--

Limitation on Liens", (ii) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property and (iii) the transfer of such property is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

    LIMITATION ON LINES OF BUSINESS. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Related Business.

    FUTURE NOTE GUARANTORS. After the Issue Date, to the extent possible and provided that such action is permitted by the Company's then existing debt obligations, the Company will cause (i) each Restricted Subsidiary which Incurs Indebtedness, other than Indebtedness owed to the Company or a Wholly Owned Subsidiary, including each Restricted Subsidiary which is a guarantor of Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under "--Limitation on Indebtedness", and (ii) each of the Guarantors of the Company's Existing Notes to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary or Guarantor will Guarantee payment of the Notes. The Existing Notes are guaranteed by the Company's principal operating Subsidiaries. Prior to the issuance of any Guarantees of the Notes, the terms of the Existing Notes must be amended or the Existing Notes must be repurchased.

    MERGER AND CONSOLIDATION. The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) under "--Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company prior to such transaction; and (v) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

    The Successor Company will be the successor to the Company and will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii), (iii) and (iv), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or a Wholly Owned Subsidiary.

    SEC REPORTS. Notwithstanding that the Company may not be required to remain or be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and Noteholders and prospective Noteholders (upon request) with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA Section 314 (a).

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described above under "--Change of Control" or under the covenants described in "--Certain Covenants" (in each case, other than a failure to purchase Notes),
(v) the failure by the Company or any Note Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) the failure of the Company or any Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $5 million and such failure continues for 10 days after notice (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary (the "bankruptcy provisions"), (viii) the rendering of any judgment or decree for the payment of money in excess of $5 million against the Company or a Subsidiary, which remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision") or (ix) any Note Guarantee (to the extent issued after the date of the Indenture) shall thereafter cease to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor shall deny or disaffirm its obligations under the Indenture or any Note Guarantee and such default continues for 10 days.

    The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

    However, a default under clauses (iv), (v), (vi) and (viii) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default under the bankruptcy provisions occurs and is continuing, the principal of and interest on all the Notes will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with such a consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may or shall be redeemed as described under "--Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) modify any Note Guarantees in any manner adverse to the Holders or (viii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company or to make any change that does not adversely affect the rights of any Holder.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to the selection of Notes to be redeemed. The Notes will be issued in registered form and the registered Holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" (other than the covenants described under "--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "--Certain Covenants--Defaults" above and the limitations contained in clauses (iii) and (iv) under "--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Subsidiaries) or (viii) under "--Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "--Certain Covenants-- Merger and Consolidation" above.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been in the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

          is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

    The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any Person who is a director or executive officer (a) of such Person, (b) of any Subsidiary of such Person or
(c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "--Certain Covenants--Limitation on Affiliate Transactions" and "--Certain Covenants--Limitations on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of inventory in the ordinary course of business,
(iii) a disposition of all or substantially all of the assets of the Company permitted by the covenant described under "--Certain Covenants--Merger and Consolidation" and (iv) for purposes of the covenant described under "--Certain Covenants-- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants-- Limitation on Restricted Payments".

    "Asset Value" of any asset, as of the date of determination thereof, means the greater of the depreciated book value (as of the end of the fiscal quarter ended immediately prior to such date of determination) or the appraised value of such asset; provided, however, that any such appraisal (i) shall not have been made more than two years prior to such date of determination and (ii) shall have been made by a qualified, independent and nationally recognized appraiser.

    "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

    "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination as to which financial statements are available to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, (4) if since the beginning of such period the Company or any Restricted Subsidiary shall have repaid, repurchased, defeased or otherwise discharged any Indebtedness, pursuant to the terms of the Indenture, with the Net Cash Proceeds received by the Company from the issuance or sale of its Capital

Stock (other than Disqualified Stock and other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which the Company is liable as Guarantor or otherwise), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of Indebtedness as if such discharge had occurred on the first day of such period, and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause
(2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount,
(iii) capitalized interest, (iv) non-cash interest expenses, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Disqualified Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary, (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary; PROVIDED that payment of such amounts by the Company or any Restricted Subsidiary is being made to, or is sought by, the holders of such Indebtedness pursuant to such Guarantee, and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

    "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its Consolidated Subsidiaries; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, up to the aggregate amount of cash actually contributed or advanced to such Person by the Company or its Restricted Subsidiaries during or with respect to such period; (ii) any net income (loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject at such time to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains (but not losses); and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and the Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made as to which financial statements are available, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "Consolidation" means the consolidation of the amounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment. The term "Consolidated" has a correlative meaning.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in the case of clauses (i), (ii) or (iii) on or prior to the first anniversary of the Stated Maturity of the Notes.

    "East 79th Street Partnership Agreement" means the Agreement of 229 East 79th Street Associates, dated July 24, 1987, as amended to the Issue Date.

    "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net
Income: (i) all income tax expense of the Company, (ii) Consolidated Interest Expense, (iii) depreciation expense and (iv) amortization expense, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Existing Notes" means the 12% Senior Notes due 2003 of the Company issued under the indenture dated as of August 15, 1995, as amended, between the Company and United States Trust Company of New York as Trustee.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capital Lease Obligations of such Person and all Attributable Debt of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments", (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

    "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Note Guarantee" means any Guarantee which may from time to time be executed and delivered by a Subsidiary of the Company pursuant to the terms of the Indenture. Each such Note Guarantee will be in the form prescribed in the Indenture.

    "Note Guarantor" means any Subsidiary that has issued a Note Guarantee.

    "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, any Vice President, the Treasurer or the Secretary of the Company.

    "Officers' Certificate" means a certificate signed by two Officers.

    "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

    "Permitted Holders" means Hanseatic Corporation, Robert J. Gellert, Michael
E. Gellert, Jack Tyrell, and each of their respective Affiliates.

    "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;
(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;
(iii) another Person if the aggregate amount of all Investments in all such other Persons does not exceed $20.0 million; PROVIDED, HOWEVER, that such Person's primary business is a Related Business; (iv) promissory notes received as consideration for an Asset Disposition which are secured by a lien on the asset subject to such Asset Disposition; PROVIDED that the aggregate amount of all such promissory notes at any one time outstanding does not exceed $1.0 million; (v) Temporary Cash Investments; (vi) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (vii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (viii) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; (ix) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and (x) Investments in the aggregate not to exceed $100,000 in any year pursuant to the East 79th Street Partnership Agreement.

    "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case

Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; PROVIDED, HOWEVER, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of such Person; (f) Liens securing Purchase Money Indebtedness; PROVIDED, HOWEVER, that (i) the Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture, (ii) the principal amount of any Indebtedness secured by any such Lien does not exceed the cost of assets or property so acquired or constructed and (iii) the amount of Indebtedness secured by any such Lien is not subsequently increased; (g) Liens to secure (i) Indebtedness permitted under the provisions described in clause (b)(1) or (8) under "--Certain Covenants--Limitation on Indebtedness" and (ii) Senior Indebtedness; provided, however, that (A) the Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture, (B) the principal amount of all Indebtedness secured by any such Lien permitted by this clause (ii) does not exceed 50% of the Asset Value of the assets encumbered by such Lien at the time of Incurrence and (C) the principal amount of Indebtedness secured by all such Liens, combined with the principal amount of all other Indebtedness secured by Permitted Liens (except for Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under "Certain Covenants--Limitations on Indebtedness"), does not exceed, as of the date of the most recent Incurrence of Indebtedness secured by a Lien permitted by this clause (ii), 50% of the Asset Value of the assets of the Company and its Subsidiaries taken as a whole; (h) Liens existing on the Issue Date; (i) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; PROVIDED FURTHER, HOWEVER, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; PROVIDED FURTHER, HOWEVER, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (k) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person; (1) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations; (m) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g), (h), (i) and (j); PROVIDED, HOWEVER, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and
(y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (g)
(h), (i) or (j) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (n)(i) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property. Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (f),
(i) or (j) above if such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "Certain Covenants--Limitation on Sale of Assets and Subsidiary Stock."

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "Public Equity Offering" means an underwritten primary public offering of common stock of the Company with aggregate gross proceeds of at least $15 million pursuant to an effective registration statement (other than a registration statement on Form S-4, S-8 or any successor or similar forms) under the Securities Act.

    "Public Market" means any time after a Public Equity Offering has been consummated and the common stock subject thereto has been distributed by means of an effective registration statement under the Securities Act.

    "Purchase Money Indebtedness" means Indebtedness (i) consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (ii) incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements; PROVIDED, HOWEVER, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and PROVIDED FURTHER, that such Indebtedness is Incurred within 180 days after such acquisition, addition or improvement by the Company or Restricted Subsidiary of such asset.

    "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

    "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture including Indebtedness that Refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed under the Indebtedness being Refinanced; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means any business related, ancillary or complementary, to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

    "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or rights to acquire its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or of any Restricted Subsidiary held by any Person (other than a Wholly Owned Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment, other than a Permitted Investment, in any Unrestricted Subsidiary or any Affiliate of the Company other than a Wholly Owned Subsidiary or a Person that will become a Wholly Owned Subsidiary as a result of any such Investment.

    "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

    "SEC" means the Securities and Exchange Commission.

    "Senior Indebtedness" means any Indebtedness which is not by its express terms subordinated in right of payment to the Notes or any Note Guarantee.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

    "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Corporation, and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Corporation or "A" by Moody's Investors Service, Inc.

    "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. SectionSection 77aaa-77bbbb) as amended by the Trust Indenture Reform Act of 1990, as it may be amended from time to time.

    "Trade Payables" means, with respect to any Person, any accounts payable or any Indebtedness or monetary obligation to trade creditors Incurred by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, such designation would be permitted under the covenant entitled "--Certain Covenants--Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

    The Notes will initially be issued in the form of one Global Note (the "Global Note") held in book-entry form. The Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, the Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between the Depository and the Trustee.

    The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants.

    The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Note the Depository will credit the accounts of Participants with an interest in the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes or to pledge the Notes as collateral will be limited to such extent.

    So long as the Depository or its nominee is the registered owner of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such Person is not a Participant or an Indirect Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of Holders or a Person that is an owner of a beneficial interest in a Global Note desires to take any action that the Depository, as the Holder of such Global Note, is entitled to take, the Depository would authorize the Participants to take such action and the Participant would authorize Persons owning through such Participants to take such action or would otherwise act upon the instruction of such Persons. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such Notes.

    Payments with respect to the principal of, premium, if any, and interest on any Notes represented by a Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depository of its Global Note, Certificated Securities will be issued to each person that the Depository identifies as the beneficial owner of the Notes represented by the Global Note.

    Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

                                  UNDERWRITING

    Under the terms of and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement"), among the Company and each of the Underwriters named below has agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                                 PRINCIPAL
                                                                                 AMOUNT OF
UNDERWRITERS                                                                       NOTES
---------------------------------------------------------------------------  -----------------
Lehman Brothers Inc. ......................................................
Chase Securities Inc. .....................................................
Smith Barney Inc. .........................................................
Furman Selz LLC ...........................................................
                                                                             -----------------
    Total..................................................................  $
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Notes agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

    The Company has been advised by the Underwriters that they propose to offer the Notes offered hereby directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a
selling concession not to exceed   % of the principal amount of the Notes. The
selected dealers may reallow a concession not to exceed   % of the principal
amount of the Notes. After the initial offering to the public, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

    The Notes are new securities for which there currently is no market. The Company does not intend to apply for listing of the Notes on any securities exchange. Although each Underwriter has advised the Company that it presently intends to make a market in the Notes, none of the Underwriters is obligated to do so and any such market-making activities may be discontinued at any time without notice in the sole discretion of each of the Underwriters. Accordingly, no assurance can be given as to the development or liquidity of any market for the Notes, or, if a market does develop, at what prices the Notes will trade. If the Underwriters cease to act as market makers for the Notes for any reason, there can be no assurance that another firm or person will make a market in the Notes.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price at which the securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Because Lehman Commercial Paper Inc., the administrative agent and arranger of, and a lender under, the New Credit facility and an affiliate of Lehman Brothers Inc., one of the Underwriters of this offering, will receive more than 10% of the net proceeds of this offering as a result of the repayment of amounts outstanding under the New Credit
Facility, [          ], another Underwriter of this offering (the "Independent
Underwriter") will act as a qualified independent underwriter in connection with this offering. The Independent Underwriter in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. The price at which the Notes will be sold to the public will be no higher than the price recommended by the Independent Underwriter.

    Lehman Brothers Inc., Furman Selz LLC and Smith Barney Inc. are underwriters of the Common Stock Offering and will receive compensation for such services. Lehman Brothers Inc. acted as the lead manager and Furman Selz LLC acted as co-manager of the Public Offering and received customary commissions therefor.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby and certain legal matters in connection with the Notes Offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. Certain legal matters in connection with the Notes Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Funtime Parks, Inc. at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Elitch Gardens Company at December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period from May 31, 1994 (date of inception) through December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of The Great Escape as of October 31, 1994 and 1995, and for the years then ended, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of FRE, Inc. (Family Recreational Enterprises, Inc.) as of December 31, 1993, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Concord Entertainment Company, as of December 31, 1995, and for the year ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Consolidated Financial Statements of Premier Parks Inc.....................................................        F-2

Consolidated Financial Statements of Funtime Parks, Inc....................................................       F-22

Financial Statements of Elitch Gardens Company.............................................................       F-37

Financial Statements of The Great Escape...................................................................       F-51

Financial Statements of FRE, Inc...........................................................................       F-60

Financial Statements of Concord Entertainment Company......................................................       F-70

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  PREMIER PARKS INC.:

    We have audited the accompanying consolidated balance sheets of Premier Parks Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Parks Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Oklahoma City, Oklahoma
February 29, 1996, except as to
  note 13 which is as of April 4, 1996

                               PREMIER PARKS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,          SEPTEMBER 30,
                                                                       ----------------------------  -------------
                                                                           1994           1995           1996
                                                                       -------------  -------------  -------------

                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   1,366,000  $  28,787,000   $73,766,000
  Accounts receivable................................................        870,000        965,000     8,409,000
  Inventories........................................................      1,018,000      2,904,000     3,460,000
  Prepaid expenses...................................................        765,000      2,352,000     1,906,000
                                                                       -------------  -------------  -------------
      Total current assets...........................................      4,019,000     35,008,000    87,541,000
                                                                       -------------  -------------  -------------
Other assets:
  Deferred charges...................................................        428,000      4,839,000     4,448,000
  Deposits and other.................................................      2,520,000      4,229,000     7,125,000
                                                                       -------------  -------------  -------------
      Total other assets.............................................      2,948,000      9,068,000    11,573,000
                                                                       -------------  -------------  -------------
Property and equipment, at cost......................................     44,842,000    125,906,000   155,260,000
  Less accumulated depreciation......................................      6,270,000      9,905,000    15,107,000
                                                                       -------------  -------------  -------------
                                                                          38,572,000    116,001,000   140,153,000
                                                                       -------------  -------------  -------------
Intangible assets....................................................             --     13,471,000    13,475,000
  Less accumulated amortization......................................             --        230,000       628,000
                                                                       -------------  -------------  -------------
                                                                                  --     13,241,000    12,847,000
                                                                       -------------  -------------  -------------
      Total assets...................................................  $  45,539,000  $ 173,318,000   $252,114,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................  $   1,281,000  $   6,361,000   $ 6,378,000
  Accrued interest payable...........................................        102,000      4,158,000     1,386,000
  Current portion of long-term debt--unrelated parties...............      1,239,000         56,000            --
  Current portion of long-term debt--related parties.................        200,000             --            --
  Current portion of capitalized lease obligations...................        453,000      1,009,000     1,054,000
                                                                       -------------  -------------  -------------
      Total current liabilities......................................      3,275,000     11,584,000     8,818,000
                                                                       -------------  -------------  -------------
Long-term debt and capitalized lease obligations:
  Capitalized lease obligations......................................      1,420,000      3,213,000     2,350,000
  Long-term debt--unrelated parties:
    Senior subordinated notes........................................      1,240,000             --            --
    Senior notes.....................................................     11,901,000     90,000,000    90,000,000
  Long-term debt--related parties:
    Senior subordinated notes........................................      5,760,000             --            --
    Junior subordinated loan.........................................      1,895,000             --            --
                                                                       -------------  -------------  -------------
      Total long-term debt and capitalized lease obligations.........     22,216,000     93,213,000    92,350,000
Other long-term liabilities..........................................             --      3,465,000     3,234,000
Deferred income taxes................................................      1,914,000     19,145,000    26,138,000
                                                                       -------------  -------------  -------------
      Total liabilities..............................................     27,405,000    127,407,000   130,540,000
                                                                       -------------  -------------  -------------
Stockholders' equity:
  Preferred stock, 500,000 shares authorized at December 31, 1994 and
    1995 and September 30, 1996, respectively; no shares issued and outstanding at December 31, 1994, and September 30, 1996; 200,000
    shares Series A, 7% cumulative convertible, $1 par value ($100
    redemption value) issued and outstanding at December 31, 1995....             --        200,000            --
  Common stock, $.05 par value, 30,000,000 shares authorized at
    December 31, 1994 and 1995 and September 30, 1996, respectively;
    3,398,467, 4,883,900 and 11,383,578 shares issued and 3,372,121,
    4,857,554 and 11,357,232 shares outstanding as of December 31,
    1994 and 1995 and September 30, 1996, respectively...............        170,000        244,000       569,000
  Capital in excess of par value.....................................     50,573,000     79,261,000   144,287,000
  Accumulated deficit................................................    (31,920,000)   (33,105,000)  (22,593,000)
                                                                       -------------  -------------  -------------
                                                                          18,823,000     46,600,000   122,263,000
  Less 26,346 common shares of treasury stock, at cost...............        689,000        689,000       689,000
                                                                       -------------  -------------  -------------
      Total stockholders' equity.....................................     18,134,000     45,911,000   121,574,000
                                                                       -------------  -------------  -------------
      Total liabilities and stockholders' equity.....................  $  45,539,000  $ 173,318,000   $252,114,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                               ----------------------------------------  ---------------------------
                                                   1993          1994          1995          1995           1996
                                               ------------  ------------  ------------  -------------  ------------
                                                                                          (UNAUDITED)   (UNAUDITED)

Revenue:
  Theme park admissions......................  $ 12,874,000  $ 13,936,000  $ 21,863,000  $  20,263,000  $ 38,970,000
  Theme park food, merchandise, and other....     8,986,000    10,963,000    19,633,000     18,508,000    50,822,000
                                               ------------  ------------  ------------  -------------  ------------
    Total revenue............................    21,860,000    24,899,000    41,496,000     38,771,000    89,792,000
                                               ------------  ------------  ------------  -------------  ------------
Operating costs and expenses:
  Operating expenses.........................    10,401,000    12,358,000    19,775,000     15,640,000    32,897,000
  Selling, general and administrative........     4,768,000     5,448,000     9,272,000      6,833,000    15,363,000
  Costs of products sold.....................     2,135,000     2,553,000     4,635,000      4,333,000    10,685,000
  Depreciation and amortization..............     1,537,000     1,997,000     3,866,000      2,258,000     5,599,000
                                               ------------  ------------  ------------  -------------  ------------
    Total operating costs and expenses.......    18,841,000    22,356,000    37,548,000     29,064,000    64,544,000
                                               ------------  ------------  ------------  -------------  ------------
    Income from operations...................     3,019,000     2,543,000     3,948,000      9,707,000    25,248,000
Other expense:
  Interest expense, net......................    (1,438,000)   (2,299,000)   (5,578,000)    (3,101,000)   (7,657,000)
  Other expense..............................      (136,000)      (74,000)     (177,000)       (87,000)      (59,000)
                                               ------------  ------------  ------------  -------------  ------------
    Total other expense......................    (1,574,000)   (2,373,000)   (5,755,000)    (3,188,000)   (7,716,000)
                                               ------------  ------------  ------------  -------------  ------------
    Income (loss) before income taxes........     1,445,000       170,000    (1,807,000)     6,519,000    17,532,000
Income tax expense (benefit).................        91,000        68,000      (762,000)     2,563,000     7,020,000
                                               ------------  ------------  ------------  -------------  ------------
    Income (loss) before extraordinary
      loss...................................     1,354,000       102,000    (1,045,000)     3,956,000    10,512,000
Extraordinary loss on extinguishment of debt,
  net of income tax benefit of $90,000.......       --            --           (140,000)      (140,000)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $  1,354,000  $    102,000  $ (1,185,000) $   3,816,000  $ 10,512,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss) applicable to common
      stock..................................  $  1,354,000  $    102,000  $ (1,714,000) $   3,640,000  $  9,909,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Weighted average number of common shares
  outstanding--primary.......................     2,655,000     2,810,000     3,938,000      3,622,000     7,979,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Income (loss) per common
  share--primary:
  Income (loss) before extraordinary loss....  $        .51  $        .04  $       (.40) $        1.04  $       1.24
  Extraordinary loss.........................       --            --               (.04)          (.04)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $        .51  $        .04  $       (.44) $        1.00  $       1.24
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Weighted average number of common shares
  outstanding--fully diluted.................     2,655,000     2,810,000     3,938,000      5,006,000     9,439,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Income (loss) per common
  share--fully diluted:
  Income (loss) before extraordinary loss....  $        .51  $        .04  $       (.40) $         .84  $       1.11
  Extraordinary loss.........................       --            --               (.04)          (.03)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $        .51  $        .04  $        (44) $         .81  $       1.11
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
              AND NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                          SERIES A, 7%
                                           CUMULATIVE
                                          CONVERTIBLE
                                        PREFERRED STOCK         COMMON STOCK
                                      --------------------  --------------------  CAPITAL IN
                                       SHARES                SHARES                EXCESS OF   ACCUMULATED   TREASURY
                                       ISSUED     AMOUNT     ISSUED     AMOUNT     PAR VALUE     DEFICIT       STOCK       TOTAL
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1992.......         --  $      --  2,681,565  $ 134,000  $45,769,000  ($33,376,000) $(689,000) $11,838,000
Net income..........................         --         --         --         --           --    1,354,000          --    1,354,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1993.......         --         --  2,681,565    134,000   45,769,000  (32,022,000)   (689,000)  13,192,000
Issuance of common stock:
  Cash proceeds--net................         --         --    619,815     31,000    4,154,000           --          --    4,185,000
  Exchange of debt for equity.......         --         --     97,087      5,000      650,000           --          --      655,000
Net income..........................         --         --         --         --           --      102,000          --      102,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1994.......         --         --  3,398,467    170,000   50,573,000  (31,920,000)   (689,000)  18,134,000
Issuance of preferred stock.........    200,000    200,000         --         --   19,800,000           --          --   20,000,000
Conversion of debt to equity........         --         --  1,485,433     74,000    8,888,000           --          --    8,962,000
Net loss............................         --         --         --         --           --   (1,185,000)         --   (1,185,000)
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1995.......    200,000    200,000  4,883,900    244,000   79,261,000  (33,105,000)   (689,000)  45,911,000
Conversion of preferred stock.......   (200,000)  (200,000) 2,560,928    128,000       72,000           --          --           --
Issuance of common stock............         --         --  3,938,750    197,000   64,954,000           --          --   65,151,000
Net income..........................         --         --         --         --           --   10,512,000          --   10,512,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at September 30, 1996
  (Unaudited).......................         --         --  11,383,578 $ 569,000  $144,287,000 ($22,593,000) $(689,000) $121,574,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                      ---------------------------------------  ------------------------
                                                          1993         1994          1995         1995         1996
                                                      ------------  -----------  ------------  -----------  -----------
                                                                                               (UNAUDITED)  (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...................................  $  1,354,000  $   102,000  $ (1,185,000) $ 3,816,000  $10,512,000
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization.....................     1,537,000    1,997,000     3,866,000    2,258,000    5,599,000
  Extraordinary loss on early extinguishment of
    debt............................................            --           --       230,000      230,000           --
  Amortization of discount on debt and debt issuance
    costs...........................................       290,000       94,000       317,000      136,000      523,000
  Gain on sale of assets............................        (3,000)      (9,000)           --           --           --
  Decrease in escrow cash accounts..................       506,000           --            --           --           --
  (Increase) decrease in accounts receivable........      (210,000)    (496,000)    5,794,000    1,717,000   (7,444,000)
  Deferred income taxes (benefit)...................        91,000       24,000      (808,000)   2,471,000    6,993,000
  (Increase) decrease in inventories and prepaid
    expenses........................................      (339,000)    (422,000)     (455,000)     861,000     (110,000)
  (Increase) decrease in deposits and other assets..        19,000     (808,000)    1,197,000    1,241,000   (2,858,000)
  Increase (decrease) in accounts payable and
    accrued expenses................................      (532,000)     511,000    (2,366,000)    (250,000)    (221,000)
  Increase (decrease) in accrued interest payable...       (14,000)      67,000     4,056,000    1,314,000   (2,772,000)
                                                      ------------  -----------  ------------  -----------  -----------
      Total adjustments.............................     1,345,000      958,000    11,831,000    9,978,000     (290,000)
                                                      ------------  -----------  ------------  -----------  -----------
Net cash provided by operating activities...........     2,699,000    1,060,000    10,646,000   13,794,000   10,222,000
                                                      ------------  -----------  ------------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of equipment.................        90,000       14,000            --           --           --
Other investments...................................      (114,000)     (83,000)      (63,000)     (49,000)     (38,000)
Additions to property and equipment.................    (7,674,000) (10,108,000)  (10,732,000)  (6,501,000) (29,290,000)
Acquisition of Funtime Parks, Inc., net of cash
  acquired..........................................            --           --   (63,344,000) (58,617,000)          --
                                                      ------------  -----------  ------------  -----------  -----------
Net cash used in investing activities...............    (7,698,000) (10,177,000)  (74,139,000) (65,167,000) (29,328,000)
                                                      ------------  -----------  ------------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt...................................    (8,252,000)  (5,079,000)  (17,487,000) (17,060,000)    (938,000)
Proceeds from borrowings............................    10,758,000    8,451,000    93,500,000   93,176,000           --
Net cash proceeds from issuance of preferred stock..            --           --    20,000,000   20,000,000           --
Net cash proceeds from issuance of common stock.....            --    4,185,000            --           --   65,151,000
Payments of debt issuance costs.....................      (400,000)    (100,000)   (5,099,000)  (4,531,000)    (128,000)
                                                      ------------  -----------  ------------  -----------  -----------
Net cash provided by financing activities...........     2,106,000    7,457,000    90,914,000   91,585,000   64,085,000
                                                      ------------  -----------  ------------  -----------  -----------
(Decrease) increase in cash and cash equivalents....    (2,893,000)  (1,660,000)   27,421,000   40,212,000   44,979,000
Cash and cash equivalents at beginning of period....     5,919,000    3,026,000     1,366,000    1,366,000   28,787,000
                                                      ------------  -----------  ------------  -----------  -----------
Cash and cash equivalents at end of period..........  $  3,026,000  $ 1,366,000  $ 28,787,000  $41,578,000  $73,766,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------
SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid for interest..............................  $  1,433,000  $ 2,178,000  $  2,018,000  $ 2,018,000  $11,405,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------
Cash paid for income taxes (refund).................  $         --  $    38,000  $    (22,000) $   (22,000) $    27,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------

                                                                     (CONTINUED)

                               PREMIER PARKS INC.

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
         AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

Supplemental disclosure of noncash investing and financing activities:

Year Ended 1993

    - The Company purchased certain rides and attractions through capital leases with obligations totaling $2,745,000.

    - In connection with a term loan obtained during the year, $5,824,000 was used to retire existing notes with the same institution.

Year Ended 1994

    - Common stock (97,087 shares) was exchanged for $655,000 of debt.

    - The Company entered into two separate note agreements, aggregating $570,000 for the purchase of property and equipment.

Year Ended 1995 and Nine Months Ended September 30, 1995

    - Common stock (1,485,433 shares) was exchanged for $9,095,000 of debt, net of $133,000 of costs.

    - The Company purchased certain rides and attractions through capital leases with obligations totaling $3,259,000.

Nine Months Ended September 30, 1996

    - Preferred stock (200,000 shares) was converted into Common Stock (2,560,928 shares).

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT POLICIES

  DESCRIPTION OF BUSINESS

    Premier Parks Inc. (the Company) owns and operates regional themed amusement and water parks. The Company and its subsidiaries currently own and operate six parks: Frontier City, a western theme park located in Oklahoma City, Oklahoma; White Water Bay, a tropical theme water park located in Oklahoma City, Oklahoma; Adventure World, a combination theme and water park located in Largo, Maryland; Geauga Lake, a combination theme and water park located near Cleveland, Ohio; Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and performing arts center, located between Buffalo and Rochester, New York; and Wyandot Lake, a water park which also includes "dry rides" located in Columbus, Ohio.

  BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and the limited partnership (Frontier City Partners Limited Partnership) in which the Company beneficially owns 100% of the partnership interests. Intercompany transactions and accounts have been eliminated in consolidation.

    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected in the second and third quarters while operating expenses are incurred throughout the year. Accordingly, the Company historically incurs a net loss for the fourth calendar quarter.

  CASH EQUIVALENTS

    Cash equivalents of $26,728,000 and $70,367,000 at December 31, 1995 and September 30, 1996, respectively, consist of short-term highly liquid investments with an original maturity of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  INVENTORIES

    Inventories are stated at the lower of cost (first in, first out) or market and consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
  ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. The amounts capitalized at year-end are included in prepaid expenses.

  DEFERRED CHARGES

    The Company capitalizes all costs related to the issuance of debt with such costs included in deferred charges in the consolidated balance sheets. The capitalized debt costs at December 31, 1995 and September 30, 1996 relate to the senior notes and senior credit facility and the amortization of such costs are recognized as interest expense under a method approximating the interest method over the life of the respective debt issue.

  DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years. Rides and attractions are depreciated using the straight-line method over 5-25 years. Amortization of property associated with capitalized lease obligations is included in depreciation expense in the consolidated financial statements.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

  INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, generally 25 years.

  INTEREST EXPENSE RECOGNITION

    Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable and capitalized lease obligations that do not have a stated interest rate or that have interest rates considered to be lower than prevailing market rates (when the obligations were incurred) are carried at amounts discounted to impute a market rate of interest cost. Total interest expense incurred was $1,481,000, $2,341,000, $6,074,000, $3,317,000 and
$9,156,000 in 1993, 1994, 1995 and for the nine months ended September 30, 1995 and 1996, respectively. Interest expense in the accompanying consolidated statements of operations is shown net of interest income.

  LONG-LIVED ASSETS

    The Company assesses the recoverability of its property and equipment and intangible assets by determining whether the depreciation of the property and equipment balance and the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows generated from the operations of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate interest rate. The

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED) assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  INCOME (LOSS) PER SHARE

    Income (loss) per share is computed based on income (loss) applicable to common stock divided by the weighted average number of common shares outstanding during the period. For the year ended December 31, 1995, no warrants, options, or potential shares from convertible securities were considered as the effect would be antidilutive. For the years ended December 31, 1993 and 1994, and the nine months ended September 30, 1995 warrants and options outstanding have been excluded from the per share calculations as no active trading market existed for the Company's common stock during those periods. For the nine months ended September 30, 1996, the effect of warrants and options were included in the primary share calculation.

    The Company's former senior subordinated notes were converted into common shares in 1995. For 1993 and 1994, the senior subordinated notes were considered to be potentially dilutive securities. The weighted average number of common shares attributable to the conversion feature of the notes was 475,600, 1,120,000 and 700,000 for the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, respectively. The former senior subordinated notes bore interest and if the notes had been converted, the interest expense on the notes in 1993 or 1994 would not have been incurred. After consideration of the increase in income that would have occurred from the reduction in interest expense, the effect of the convertible notes on income per share was antidilutive.

    The Company issued convertible preferred stock in 1995 which was a potentially dilutive security. The 2,424,000 common shares that would result from conversion of the preferred stock (without consideration of accumulated dividends) were not considered in the 1995 calculation of loss per share, as the effect would be antidilutive. Accumulated, but unpaid, preferred stock dividends of $529,000, $176,000, and $603,000 were considered in determining net income
(loss) applicable to common stock in 1995, the nine months ended September 30, 1995 and the nine months ended September 30, 1996, respectively.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
  RECLASSIFICATIONS

    Reclassifications have been made to certain amounts reported in 1993 and 1994 to conform with the 1995 presentation.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short maturity of these financial instruments. The fair value estimates, methods, and assumptions relating to the Company's other financial instruments are discussed in note 5.

(3) ACQUISITION OF THEME PARKS

    Pursuant to a merger agreement, the Company acquired Funtime Parks, Inc. (Funtime), a company owning three regional theme parks, for an initial purchase price of approximately $60,000,000 in cash with an additional amount of approximately $5,400,000 paid to the former shareholders as a post closing adjustment related to the operating cash flows of the former Funtime parks after the acquisition. The acquisition was accounted for as a purchase. The allocation of the purchase price was determined based upon estimates of fair value as determined by independent appraisal. As of the acquisition date and after giving effect to the purchase, $18,030,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial statement carrying amounts and the tax basis of Funtime's assets and liabilities. Approximately $13,500,000 of cost in excess of the fair value of the net assets acquired was recorded as goodwill. To fund the acquisition, on August 15, 1995, the Company issued $90,000,000 aggregate principal amount of 12% senior notes due 2003 (the Notes) and $20,000,000 of convertible preferred stock and converted approximately $9,100,000 of previously existing indebtedness into Company common stock. Except in the case of a change of control (as defined in the indenture relating to the Notes) and certain other circumstances, no principal payment on the Notes is due prior to maturity (August 15, 2003). As part of the acquisition, $2,500,000 of the purchase price was placed into escrow as an indemnification fund. Except in limited circumstances, the indemnification fund represents the sole source of funds for indemnification claims made by the Company against the former shareholders of Funtime. The escrow is to be released in February 1997. The indemnification fund is classified in the accompanying consolidated financial statements as a deposit and as a noncurrent other liability.

    The accompanying 1995 consolidated statement of operations reflects the results of Funtime from the date of acquisition (August 15, 1995).

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) ACQUISITION OF THEME PARKS (CONTINUED)
    The following summarized pro forma results of operations for the years ended December 31, 1994 and 1995, assumes that the acquisition and related transactions occurred as of the beginning of 1994 (in thousands):

                                                                                               1994        1995
                                                                                            ----------  ----------
                                                                                                 (UNAUDITED)

Revenue:
  Theme park admissions...................................................................  $   34,275  $   37,738
  Theme park food, merchandise, and other.................................................      41,319      42,401
                                                                                            ----------  ----------
      Total revenue.......................................................................      75,594      80,139
                                                                                            ----------  ----------
Operating costs and expenses:
  Operating expenses......................................................................      34,832      35,440
  Selling, general and administrative.....................................................      12,380      14,089
  Costs of products sold..................................................................       9,188       9,489
  Depreciation and amortization...........................................................       5,768       6,303
                                                                                            ----------  ----------
      Total operating costs and expenses..................................................      62,168      65,321
                                                                                            ----------  ----------
Income from operations....................................................................      13,426      14,818
                                                                                            ----------  ----------
Interest expense, net.....................................................................     (11,559)    (11,099)
Equity in loss of partnership.............................................................         (83)        (69)
Other income (expense)....................................................................         (27)       (108)
                                                                                            ----------  ----------
      Total other expense.................................................................     (11,669)    (11,276)
                                                                                            ----------  ----------
Income before income taxes and extraordinary loss.........................................       1,757       3,542
Income tax expense........................................................................         948       1,642
                                                                                            ----------  ----------
Income before extraordinary loss..........................................................  $      809  $    1,900
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income (loss) before extraordinary loss applicable to common stock........................  $     (591) $      500
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income (loss) before extraordinary loss per common share..................................  $     (.10) $      .10
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) PROPERTY AND EQUIPMENT

    Property and equipment, at cost, are classified as follows

                                                                           DECEMBER 31,
                                                                   -----------------------------  SEPTEMBER 30,
                                                                       1994            1995            1996
                                                                   -------------  --------------  --------------
                                                                                                   (UNAUDITED)
Theme parks:
  Land...........................................................  $   5,964,000  $   12,230,000  $   12,535,000
  Buildings and improvements.....................................     15,213,000      54,935,000      67,922,000
  Rides and attractions..........................................     20,179,000      51,653,000      66,144,000
  Equipment......................................................      3,486,000       7,088,000       8,659,000
                                                                   -------------  --------------  --------------
      Total theme parks..........................................     44,842,000     125,906,000     155,260,000
  Less accumulated depreciation..................................      6,270,000       9,905,000      15,107,000
                                                                   -------------  --------------  --------------
                                                                   $  38,572,000  $  116,001,000  $  140,153,000
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------

    Included in property and equipment are costs and accumulated depreciation associated with capital leases as follows:

                                                                                DECEMBER 31,
                                                                         --------------------------  SEPTEMBER 30,
                                                                             1994          1995          1996
                                                                         ------------  ------------  -------------
                                                                                                      (UNAUDITED)
Costs..................................................................  $  2,745,000  $  6,005,000   $ 6,069,000
Accumulated depreciation...............................................      (165,000)     (334,000)     (513,000)
                                                                         ------------  ------------  -------------
                                                                         $  2,580,000  $  5,671,000   $ 5,556,000
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

    At December 31, 1994 and 1995 and September 30, 1996, debt consists of:

                                                                              DECEMBER 31,
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)

Capitalized lease obligations:
  Capitalized lease obligations expiring 1997 through 2000,
    requiring aggregate annual lease payments ranging from
    approximately $1,172,000 to $360,000 including implicit interest at rates ranging from 9.875% to 11% and secured by equipment with a net book value of approximately $5,671,000 and $5,556,000
    as of December 31, 1995 and September 30, 1996, respectively....  $   1,873,000  $   4,222,000  $   3,404,000
Debt to unrelated parties:
  Senior notes(a)...................................................       --           90,000,000     90,000,000
  Senior subordinated convertible debt maturing in 2000, convertible into common stock at a conversion price of $6.25, requiring
    quarterly interest payments at 9.5% per annum(b)................      1,240,000       --             --
  Term note payable due December 1998, requiring monthly interest payments at prime plus 1% (9.5% as of December 31, 1994) and principal payments annually and borrowings under a revolving
    line of credit(c)...............................................     12,451,000       --             --
  Other debt........................................................        689,000         56,000       --
                                                                      -------------  -------------  -------------
  Total--debt to unrelated parties..................................     14,380,000     90,056,000     90,000,000
                                                                      -------------  -------------  -------------
Debt to related parties:
  Junior subordinated loan payable with interest at 8% per annum
    plus accrued interest unpaid(d).................................      2,095,000       --             --
  Senior subordinated convertible debt maturing in 2000, convertible into common stock at a conversion price of $6.25 requiring
    quarterly interest payments at 9.5% per annum (b)...............      5,760,000       --             --
                                                                      -------------  -------------  -------------
  Total--debt to related parties....................................      7,855,000       --             --
                                                                      -------------  -------------  -------------
    Total...........................................................  $  24,108,000  $  94,278,000  $  93,404,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

------------------------

 (a) The notes are senior unsecured obligations of the Company,with a $90,000,000 aggregate principal amount, and mature on August 15, 2003. The notes bear interest at 12% per annum payable semiannually on August 15 and February 15 of each year, commencing February 15, 1996. The notes are redeemable, at the Company's option, in whole or part, at any time on or after August 15, 1999, at varying redemption prices. Additionally, at any time and from time-to-time prior to August 15, 1998, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED) principal amount. These notes are guaranteed by all of the Company's principal operating subsidiaries.

    The indenture under which the notes were issued places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.

    The indenture permits the Company, subject to certain limitations, to incur additional indebtedness, including secured senior indebtedness under its $20,000,000 senior credit facility described below.

    The Company is a holding company with no operations or assets other than its investment in its wholly-owned direct and indirect subsidiaries and an investment in a real estate partnership. All of the Company's subsidiaries, except for one indirect wholly owned subsidiary, Funtime-Famous Recipe, Inc., are full, unconditional, and joint and several guarantors of the notes. The assets and operations of Funtime-Famous Recipe, Inc. are inconsequential to the Company and its consolidated financial position and results of operations. Condensed financial statement information for the guarantors is not included herein, as the Company does not believe such information would be material to the understanding of the Company and its direct and indirect subsidiaries.

 (b) During 1993, the Company consummated a private placement of $7,000,000 of its 9.5% senior subordinated convertible notes due March 2000. The notes were funded on July 29, 1993. The notes were convertible into shares of common stock at the conversion price of $6.25 per share subject to certain antidilution adjustments. These notes were converted into 1,175,063 common shares during 1995.

 (c) On December 7, 1993, the Company entered into a loan agreement with a financial institution which provided for a $13,583,000 term loan facility due December 31, 1997, and a $3,500,000 revolving line of credit that was due December 31, 1995. The term loan facility was fully funded in 1994. The revolving line had a zero balance at December 31, 1994. All amounts outstanding including amounts advanced under the line of credit were repaid during 1995 in connection with the issuance of the senior notes. Additionally, the line of credit was cancelled.

 (d) On October 30, 1992, in connection with a private placement, the Company consolidated the outstanding Windcrest Partners loans in the principal amount of $2,095,000 into a junior subordinated term loan. Under the terms of this loan agreement, interest was payable monthly at the rate of 8% per annum until maturity on December 31, 1999. The junior term loan was exchanged for common stock (310,370 shares) during 1995.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)
    Annual maturities of long-term debt and capitalized lease obligations during the five years subsequent to December 31, 1995, are as follows:

1996...........................................................................  $1,065,000
1997...........................................................................   1,473,000
1998...........................................................................     713,000
1999...........................................................................     360,000
2000 and thereafter............................................................  90,667,000
                                                                                 ----------
                                                                                 $94,278,000
                                                                                 ----------
                                                                                 ----------

    The Company's $20,000,000 senior credit facility is secured by substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries. The facility matures in August 1998. At December 31, 1995 and September 30, 1996, no advances were outstanding under the senior credit facility. Advances under the senior credit facility will bear interest at a variable rate.

    The senior credit facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay cash dividends; repurchase stock; make investments; engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and redeem or purchase the senior notes. In addition, the senior credit facility requires that the Company comply with certain specified financial ratios and tests, including cash interest expense coverage, a minimum net worth requirement and a maximum capital expenditure requirement. See note 14.

    The fair value of the Company's long-term debt is estimated by using quoted bond prices or discounted cash flow analyses based on current borrowing rates for debt with similar maturities. Under the above assumptions the estimated fair value of long-term debt and capitalized lease obligations at both December 31, 1995 and September 30, 1996 is approximately $103,000,000.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES

    The Company recognized an income tax benefit of $852,000 in 1995. The benefit of $762,000 was allocated to loss before income taxes and $90,000 to the extraordinary loss.

    Income tax expense (benefit) allocated to operations for 1993, 1994 and 1995 consists of the following:

                                                           CURRENT     DEFERRED       TOTAL
                                                          ----------  -----------  -----------
1993:
  U.S. Federal..........................................  $   --      $    75,000  $    75,000
  State and local.......................................      --           16,000       16,000
                                                          ----------  -----------  -----------
                                                          $   --      $    91,000  $    91,000
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------
1994:
  U.S. Federal..........................................  $   44,000  $    15,000  $    59,000
  State and local.......................................      --            9,000        9,000
                                                          ----------  -----------  -----------
                                                          $   44,000  $    24,000  $    68,000
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------
1995:
  U.S. Federal..........................................  $  (44,000) $  (508,000) $  (552,000)
  State and local.......................................      --         (210,000)    (210,000)
                                                          ----------  -----------  -----------
                                                          $  (44,000) $  (718,000) $  (762,000)
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------

    Recorded income tax expense (benefit) allocated to operations differed from amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) approximately as follows:

                                                                                  1993        1994        1995
                                                                               -----------  ---------  -----------
Computed "expected" federal income tax expense (benefit).....................  $   491,000  $  58,000  $  (614,000)
Amortization of goodwill.....................................................      --          --           78,000
Other, net...................................................................       (6,000)     1,000      (16,000)
Effect of state and local income taxes.......................................       16,000      9,000     (210,000)
Change in the beginning-of-the-year balance of the valuation allowance for
  deferred tax assets........................................................     (410,000)    --          --
                                                                               -----------  ---------  -----------
                                                                               $    91,000  $  68,000  $  (762,000)
                                                                               -----------  ---------  -----------
                                                                               -----------  ---------  -----------

    Income tax expense for the nine months ended September 30, 1995 and 1996 was approximately 39% and 40%, respectively, of the periods' income before income taxes.

    Substantially all of the Company's future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. The Company's net operating loss carryforwards and alternative minimum tax carryforwards

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES (CONTINUED)
represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 1994 and 1995, are presented below:

                                                                                           1994          1995
                                                                                       ------------  -------------
Deferred tax assets before valuation allowance.......................................  $  3,161,000  $   7,860,000
Less valuation allowance.............................................................       --            --
                                                                                       ------------  -------------
Net deferred tax assets..............................................................     3,161,000      7,860,000
Deferred tax liabilities.............................................................     5,075,000     27,005,000
                                                                                       ------------  -------------
Net deferred tax liability...........................................................  $  1,914,000  $  19,145,000
                                                                                       ------------  -------------
                                                                                       ------------  -------------

    The Company's deferred tax liability results from the financial carrying value for assets acquired in the Funtime acquisition, which was based upon the fair value at the acquisition date being substantially in excess of Funtime's tax basis in the assets and from the Company's remaining depreciable assets being depreciated primarily over a 7-year period for tax reporting purposes and a longer 20- to 25-year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to offset future taxable income. Because the Company's assets' financial carrying value and tax basis difference will primarily reverse before the expiration of the net operating loss carryforwards and taking into account the Company's projections of future taxable income over the same period, management believes that it will more likely than not realize the benefits of these net future deductions.

    The Company experienced an ownership change within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder on October 30, 1992, as a result of the issuance of 2,200,000 shares of common stock. As a result of the ownership change, net operating loss carryforwards generated before the ownership change can be deducted in subsequent periods only in certain limited situations. Accordingly, it is probable that the Company will not be able to use net operating loss carryforwards generated prior to October 30, 1992. None of the pre-October 30, 1992, net operating loss carryforwards were considered in computing the Company's available net operating loss carryforwards and deferred tax liability. Net operating loss carryforwards generated after October 30, 1992, can be utilized without restriction unless another ownership change in excess of 50% during any three-year period occurs.

    As of December 31, 1995, the Company has approximately $13,681,000 of unrestricted net operating loss and $4,077,000 of alternative minimum tax carryforwards available for federal income tax purposes which expire in 2008 through 2010. Additionally, the Company has $1,864,000 of alternative minimum tax credits which have no expiration date.

(7) PREFERRED STOCK

    The Company has authorized 500,000 shares of preferred stock, $1 par value. During 1995, the Company issued 200,000 shares of Series A 7% cumulative convertible preferred stock at $100 per share.

    All shares of Series A preferred stock rank senior and prior in right to all of the Company's now or hereafter issued common stock with respect to dividend payments and distribution of assets upon liquidation or dissolution of the Company.

    Holders of Series A preferred stock are entitled to receive cumulative dividends at an annual rate of $7 per share. At the Company's election, dividends are payable in cash and/or in additional Series A

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) PREFERRED STOCK (CONTINUED)
preferred stock. The terms of the Company's senior notes and senior credit facility limit the Company's ability to pay cash dividends.

    At the option of the holder, the Series A preferred stock may be converted into fully-paid and nonassessable shares of common stock. The number of shares of common stock deliverable upon conversion of one share of Series A preferred stock will be determined by dividing $100 by the then applicable conversion rate. The initial conversion rate was $8.25 and will be adjusted from time to time in accordance with the provisions of the Series A preferred stock. The Company has agreed to provide the preferred stockholders certain registration rights relative to the common stock issued upon conversion of the preferred stock.

    The Company may redeem the Series A preferred stock at any time in whole or from time to time in part at a redemption price of $100 per share provided that either certain common stock market price levels are met or that the Company will have consummated an underwritten public offering of common stock with gross proceeds of at least $15,000,000. (See note 14).

(8) CAPITAL STOCK

    In October 1994, the Company issued 619,815 common shares in a private placement with existing stockholders for cash. In connection with this placement, Windcrest Partners also exchanged $655,000 of then existing debt for 97,087 shares of common stock. The Company has agreed to provide the stockholders certain registration rights in the future.

    In August 1995, the Company issued 1,175,063 common shares in full exchange for the Company's $7,000,000 senior subordinated convertible notes and 310,370 common shares in full exchange for the Company's $2,095,000 junior subordinated term loan. The Company has agreed to provide the stockholders certain registration rights in the future.

(9) STOCK OPTIONS AND WARRANTS

    In 1993, 1994, 1995, and 1996 certain members of the Company's existing management were issued seven-year options to purchase 145,200, 36,000, 248,000, and 337,500 shares of common stock, at an exercise price of $5.00, $7.50, $8.25, and $22.00 per share, respectively, under the Company's 1993, 1995 and 1996 Stock Option and Incentive Plans. The options granted in 1995 were subject to the approval of the Company's shareholders at the 1996 annual meeting. The 1996 Plan and options (247,000) granted pursuant to the 1996 Plan are subject to the approval of shareholders. These options may be exercised on a cumulative basis with 20% of the total exercisable on date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically and without notice terminate upon the seventh anniversary of the issuance date or upon termination of employment. At December 31, 1995 and September 30, 1996, (assuming shareholder approval of the 1996 plan and the options granted thereunder) 101,520 and 304,460 options, respectively, were exercisable.

    In October 1989, the Company's current chairman was issued a ten-year warrant to purchase 26,346 shares of common stock (currently being held as treasury stock) at an exercise price of $1.00 per share and a ten-year warrant to purchase 18,693 shares of common stock at an exercise price of $1.00 per share.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(10) CASUALTY LOSS

    On July 27, 1994, high winds damaged the Company's Adventure World location. The loss was covered by insurance and the total insurance benefits recognized during 1994 were $748,000, including approximately $348,000 accrued as a receivable, which was collected subsequent to December 31, 1994. The Company spent approximately $393,000 in 1994 to replace and repair capital assets which had been destroyed or damaged. Insurance proceeds in excess of the net book value of destroyed assets and the repair costs of damaged assets were approximately $417,000 and are reflected in the 1994 consolidated statement of operations in theme parks revenue.

(11) COMMITMENTS AND CONTINGENCIES

    The Company leases office space under a lease agreement which expires April 30, 2001. The lease requires minimum monthly payments over its term and also escalation charges for proportionate share of expenses as defined in the lease. The Company may also terminate the lease during 1996 and pay a termination penalty. Windcrest Partners, an affiliate of the Company, shares office space with the Company and has agreed to pay 50% of the rental payments. Rent expense recognized by the Company (after deduction of amounts paid by Windcrest Partners) for the years ended December 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, aggregated $70,000, $68,000, $68,000,
$51,000 and $46,000, respectively. Future minimum lease payments (exclusive of amounts to be reimbursed by Windcrest Partners) on operating leases for the Company's office space and equipment (with initial or remaining lease terms in excess of one year), are as follows:

1996..............................................................................  $  416,000
1997..............................................................................     336,000
1998..............................................................................     220,000
1999..............................................................................      70,000
2000..............................................................................      70,000
Later years.......................................................................      70,000

    The Company is not a party to, nor is its property subject to, any pending material legal proceedings.

(12) CERTAIN TRANSACTIONS

    In connection with the acquisition of Funtime and the issuance of the $90,000,000 senior notes, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq, de Neuflize & Co. Incorporated (Lepercq) and Hanseatic Corporation (Hanseatic), respectively. Two directors of the Company are managing director and treasurer, respectively, of Lepercq and Hanseatic.

(13) REVERSE STOCK SPLIT

    On April 4, 1996, a majority of the Company's common and preferred shareholders and the Company's board of directors approved a one-for-five reverse stock split effective May 6, 1996. The par value of the common stock was increased to $.05 per share from $.01 per share. Additionally, the authorized common shares of the Company were reduced to 30,000,000. The accompanying consolidated financial statements and notes to the consolidated financial statements reflect the reverse stock split as if it had occurred as of the earliest date presented.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(14) SUBSEQUENT EVENTS (UNAUDITED)

    On June 3, 1996 and June 5, 1996 the Company issued 3,425,000 and 513,750, respectively, of its common shares resulting in net proceeds to the Company of $65,151,000. Additionally, on June 3, 1996 the Company exchanged 2,560,928 shares of its Common Stock for all 200,000 shares of its previously outstanding preferred stock.

    The Company has acquired the assets of Elitch Gardens, located in Denver, Colorado, for a purchase price of $62,500,000 and the assets of Waterworld/USA locations in Sacramento and Concord, California for a purchase price of $17,250,000, and has reached agreement to purchase the assets of The Great Escape, located near Lake George, New York for a purchase price of $33,000,000.

    In connection with the acquisitions, in October 1996 the Company entered into a senior secured credit facility (the "New Credit Facility") with a syndicate of banks. The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30 million under the revolving credit facility (the "Revolving Credit Facility") may be used for working capital and general corporate purposes; (ii) up to $25.0 million ("Facility A") may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million ("Facility B") may be used to finance certain acquisitions by the Company (including the acquisitions described in the preceding paragraph), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B (collectively, the "Term Loan Facility") must be funded by the Company. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank N.A., in each case plus the Applicable Margin (as defined thereunder) or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15.0 million on October 31, 2001) and borrowing under the Term Loan Facility mature October 31, 2001; however, aggregate principal payments of $7.5 million, $20.0 million and $25.0 million are required under the Term Loan Facility during 1998, 1999 and 2000, respectively. Revolving credit borrowings under the New Credit Facility will be secured by substantially all of the Company's assets (other than real estate). Term Loan borrowings are secured by the assets acquired with the proceeds thereof, together with guarantees, limited to approximately $17.5 million, by the Company's subsidiaries. The New Credit Facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
  FUNTIME PARKS, INC.
Aurora, Ohio

We have audited the accompanying consolidated balance sheets of Funtime Parks, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funtime Parks, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.

                                                               ERNST & YOUNG LLP

January 25, 1995,
except for Note 13, as to which the date is August 29, 1995
Akron, Ohio

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                            --------------------------    JULY 2,
                                                                                1993          1994          1995
                                                                            ------------  ------------  ------------
                                                                                                        (UNAUDITED)

ASSETS
Current assets:
  Cash....................................................................  $    185,800  $    171,394  $    107,016
  Trade receivable........................................................         8,881         6,714     2,454,980
  Other receivables.......................................................       196,707       138,546        93,346
  Refundable income taxes.................................................       240,000            --            --
  Prizes and other supplies...............................................     1,876,825     1,720,528     2,849,395
  Other current assets--Note 6............................................       757,183       590,197       583,297
                                                                            ------------  ------------  ------------
      Total current assets................................................     3,265,396     2,627,379     6,088,034
Deferred charges, less accumulated amortization
  (1993--$44,614; 1994--$313,494; July 2, 1995--$559,468).................       777,929       519,049       276,340
Property and equipment
  Land and land improvements..............................................    18,092,049    19,986,705    19,986,706
  Buildings and building improvements.....................................    15,950,066    16,899,094    16,899,094
  Equipment...............................................................    39,888,326    43,000,651    43,000,650
  Construction in progress................................................       380,359       118,111     1,072,817
                                                                            ------------  ------------  ------------
                                                                              74,310,800    80,004,561    80,959,267
  Less accumulated depreciation...........................................    30,491,646    35,784,701    39,100,701
                                                                            ------------  ------------  ------------
                                                                              43,819,154    44,219,860    41,858,566
                                                                            ------------  ------------  ------------
      Total assets........................................................  $ 47,862,479  $ 47,366,288  $ 48,222,940
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Revolving line of credit................................................  $  4,133,192  $  5,500,351  $  8,075,979
  Accounts payable........................................................     1,059,004       719,457     3,547,036
  Accrued taxes, other than income taxes..................................       608,029       639,493       920,033
  Accrued payroll and related expenses....................................       227,923         5,132       622,292
  Income taxes payable....................................................       392,048        92,342        43,641
  Accrued interest........................................................       390,711     1,539,017     1,820,486
  Other accrued liabilities--Note 6.......................................     2,123,132     2,571,202     4,358,741
  Current portion of long-term debt.......................................     3,100,000    20,782,304    20,157,705
                                                                            ------------  ------------  ------------
Total current liabilities.................................................    12,034,039    31,849,298    39,545,913
Non-current obligations:
  Long-term debt, less current portion--Note 2............................    31,796,627    10,528,131    10,643,283
  Deferred income taxes--Note 4...........................................     7,356,000     7,205,000     4,483,055
  Other long-term liabilities.............................................       556,240     1,483,293     1,487,518
                                                                            ------------  ------------  ------------
                                                                              39,708,867    19,216,424    16,613,856
Stockholders' equity (deficit)
  Common stock--without par value (stated value of $1,000 per share, authorized 4,000 shares; issued 1,800 shares at December 31, 1993 and
    3,013 shares at December 31, 1994 and July 2, 1995, respectively).....     1,800,000     3,013,043     3,013,043
  Retained earnings (deficit).............................................    (5,409,191)   (6,278,262)  (10,546,965)
                                                                            ------------  ------------  ------------
                                                                              (3,609,191)   (3,265,219)   (7,502,614)
Less:
  Cost of common stock in treasury........................................       166,536       329,515       298,207
  Value of warrant put option.............................................       104,700       104,700       104,700
                                                                            ------------  ------------  ------------
      Total stockholders' equity (deficit)................................    (3,880,427)   (3,699,434)   (7,936,829)
                                                                            ------------  ------------  ------------
      Total liabilities and stockholders' equity (deficit)................  $ 47,862,479  $ 47,366,288  $ 48,222,940
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                                        SIX
                                                                                                       MONTHS
                                                                                                       ENDED
                                                                                                      JULY 2,
                                                         1992            1993           1994            1995
                                                     -------------  --------------  -------------  --------------
                                                                                                    (UNAUDITED)

Redeemable Preferred Stock:
  Series A Senior Preferred Stock:
    Balance, beginning of year.....................  $   7,000,000  $    7,000,000  $          --  $           --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --      (7,000,000)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   7,000,000  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series B Senior Preferred Stock:
    Balance, beginning of year.....................  $   2,354,940  $    3,027,780  $          --  $           --
    Issuance of 672.84 shares of Series B Senior
      Preferred Stock for payment of stock
      dividend.....................................        672,840              --             --              --
    Issuance of 1,176.82 shares of Series B Senior
      Preferred Stock for payment of stock
      dividend.....................................             --       1,176,820             --              --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --      (4,204,600)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $   3,027,780  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series A Junior Preferred Stock:
    Balance, beginning of year.....................  $   2,500,000  $    2,500,000  $          --  $           --
    Redeem preferred stock in exchange for
      long-term debt...............................             --      (2,500,000)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   2,500,000  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series B Junior Preferred Stock:
    Balance, beginning of year.....................  $     886,025  $    1,139,175  $          --  $           --
    Issuance of 253.15 shares of Series B Junior
      Preferred Stock for payment of stock
      dividend.....................................        253,150              --             --              --
    Issuance of 442.768 shares Series B Junior
      Preferred Stock for payment of stock
      dividend.....................................             --         442,768             --              --
    Redeem preferred stock in exchange for
      long-term debt...............................             --      (1,581,943)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   1,139,175  $           --  $          --              --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Total Redeemable Preferred Stock:
    Balance, beginning of year.....................  $  12,740,965  $   13,666,955  $          --  $           --
    Issuance of Series B Senior Preferred Stock for
      payment of stock dividend....................        672,840       1,176,820             --              --
    Issuance of Series B Junior Preferred Stock for
      payment of stock dividend....................        253,150         442,768             --              --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --     (11,204,600)            --              --
    Redeem Preferred Stock in exchange for long
      term debt....................................             --      (4,081,943)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $  13,666,955  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                   STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                                        SIX
                                                                                                       MONTHS
                                                                                                       ENDED
                                                                                                      JULY 2,
                                                         1992            1993           1994            1995
                                                     -------------  --------------  -------------  --------------
                                                                                                    (UNAUDITED)
Stockholder's Equity (Deficit)
  Common stock--shares outstanding:
    Balance, beginning of year.....................  $       1,800  $        1,800  $       1,800  $        3,013
    Exercise G Warrants............................             --              --          1,213              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $       1,800  $        1,800  $       3,013  $        3,013
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Common stock--amount:
    Balance, beginning of year.....................  $   1,800,000  $    1,800,000  $   1,800,000  $    3,013,043
    Exercise G Warrants............................             --              --      1,213,043              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $   1,800,000  $    1,800,000  $   3,013,043  $    3,013,043
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Treasury Stock:
    Balance, beginning of year.....................  $    (166,536) $     (166,536) $    (166,536) $     (329,515)
    Purchase treasury shares.......................             --              --       (207,416)             --
    Issue treasury shares..........................             --              --         44,437          31,308
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $    (166,536) $     (166,536) $    (329,515) $     (298,207)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Warrant Put Option:
    Balance, beginning of year.....................  $          --  $           --  $    (104,700) $     (104,700)
    Record value of warrant put option.............             --        (104,700)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $          --  $     (104,700) $    (104,700) $     (104,700)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Accumulated deficit:
    Balance, beginning of year.....................  $  (2,120,572) $   (3,301,914) $  (5,409,191) $   (6,278,262)
    Net income (loss)..............................        383,791         330,902        263,196      (4,257,395)
    Dividends Paid.................................       (639,143)       (809,579)            --              --
    Issuance of Series B Senior Preferred Stock for
      payment of stock dividend....................       (672,840)     (1,176,820)            --              --
    Issuance of Series B Junior Preferred Stock for
      payment of stock dividend....................       (253,150)       (442,768)            --              --
    Unamortized discount on subordinated debt, net
      of income tax................................             --         586,288             --              --
    Cancel H Warrants..............................             --        (700,000)            --              --
    Record value of warrant put option.............             --         104,700             --              --
    Issue treasury shares..........................             --              --        (12,437)        (11,308)
    Exercise G Warrants............................             --              --     (1,211,830)             --
    Discount on subordinated debt, net of tax
      reversal.....................................             --              --         92,000              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $  (3,301,914) $   (5,409,191) $  (6,278,262) $  (10,546,965)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------

          See accompanying notes to consolidated financial statements.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                   SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,           ------------------------
                                                     ----------------------------------------    JULY 3,      JULY 2,
                                                         1992          1993          1994         1994         1995
                                                     ------------  ------------  ------------  -----------  -----------
                                                                                               (UNAUDITED)  (UNAUDITED)
Gross operating revenue:
  Admissions.......................................  $ 19,351,912  $ 20,820,183  $ 20,339,357  $ 5,851,250  $ 6,194,935
  Food, merchandise, and other.....................    27,500,479    30,432,656    30,095,314    9,407,089    8,958,332
                                                     ------------  ------------  ------------  -----------  -----------
                                                       46,852,391    51,252,839    50,434,671   15,258,339   15,153,267
Operating expenses:
  Operating labor..................................    11,671,322    12,379,822    12,366,501    5,156,886    5,233,118
  Payroll taxes and benefits.......................     1,826,112     1,892,503     1,922,107      826,483      809,300
  Supplies and services............................     1,608,152     1,756,904     1,998,955      943,200      994,110
  Utilities........................................     1,503,466     1,586,050     1,635,735      619,131      609,982
  Maintenance and repairs..........................     2,364,407     2,290,017     2,792,803    2,025,944    1,659,278
  Licenses, taxes and rent.........................     1,478,803     1,600,755     1,781,712      704,078      851,011
  Professional services............................       207,393       186,827       132,897       95,183      105,070
  Miscellaneous....................................       507,307       510,787       577,081      328,994      275,346
                                                     ------------  ------------  ------------  -----------  -----------
Total operating expenses...........................    21,166,962    22,203,665    23,207,791   10,699,899   10,537,215
Selling general, and administrative................     8,663,536     8,217,796     8,432,771    3,339,518    3,459,003
Cost of sales......................................     5,739,824     6,554,625     6,634,686    2,053,130    2,083,004
Depreciation.......................................     6,182,228     5,631,903     5,956,481    2,978,240    3,316,000
                                                     ------------  ------------  ------------  -----------  -----------
Operating Profit...................................     5,099,841     8,644,850     6,202,942   (3,812,448)  (4,241,955)

Other expenses:
  Interest expense, net............................     2,770,635     2,736,777     4,518,212    2,262,603    2,495,153
  Amortization.....................................       230,388        45,814       272,784      134,440      245,974
  Litigation costs.................................        48,129        38,003       261,444           --           --
  Other............................................        54,898       239,663        36,079      166,248       (3,742)
                                                     ------------  ------------  ------------  -----------  -----------
Total other expenses...............................     3,104,050     3,060,257     5,088,519    2,563,291    2,737,385
                                                     ------------  ------------  ------------  -----------  -----------
Income (loss) before income taxes and cumulative
  effect of change in accounting method............     1,995,791     5,584,593     1,114,423   (6,375,739)  (6,979,340)

Provision for income tax expense (benefit)
  Current:
    Federal........................................       700,000       760,000       785,000           --           --
    State..........................................       236,000       389,691       125,227           --           --
  Deferred.........................................            --       895,000       (59,000)  (2,486,538)  (2,721,945)
  Charge in lieu of income taxes...................       676,000            --            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
                                                        1,612,000     2,044,691       851,227   (2,486,538)  (2,721,945)
                                                     ------------  ------------  ------------  -----------  -----------
Income (loss) before cumulative effect of change in
  accounting method................................       383,791     3,539,902       263,196   (3,889,201)  (4,257,395)
Cumulative effect as of January 1, 1993 of change
  in accounting method.............................            --     3,209,000            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
Net income (loss)..................................  $    383,791  $    330,902  $    263,196  $(3,889,201) $(4,257,395)
  Preferred stock dividend requirements............       724,359       426,094            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
  Net income (loss) applicable to common
    shareholders...................................  $   (340,568) $    (95,192) $    263,196  $(3,889,201) $(4,257,395)
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------
  Income (loss) per share:
  Income (loss) before cumulative effect of
    accounting change (net of preferred stock
    dividend requirements).........................  $    (201.52) $   1,842.49  $     102.93  $ (1,416.83) $ (1,498.03)
  Cumulative effect of accounting change...........            --     (1,898.82)           --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
    Net income (loss) applicable to common
      shareholders.................................  $    (201.52) $     (56.33) $     102.93  $ (1,416.83) $ (1,498.03)
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------
  Weighted average number of shares outstanding....         1,690         1,690         2,557        2,745        2,842
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,           --------------------------
                                                   ----------------------------------------    JULY 3,       JULY 2,
                                                       1992          1993          1994          1994          1995
                                                   ------------  ------------  ------------  ------------  ------------
                                                                                             (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)................................  $    383,791  $    330,902  $    263,196  $ (3,889,201) $ (4,257,395)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization..................     6,412,616     5,707,300     6,464,501     3,112,680     3,561,974
  Provision for deferred income taxes............            --       895,000      (151,000)   (2,486,538)   (2,721,945)
  Change in lieu of income taxes.................       676,000            --            --            --            --
  Cumulative effect adjustment...................        47,957     3,209,000            --            --            --
  Provision for deferred compensation............            --        44,499        12,415            --            --
  Other long-term liabilities....................           680            --       914,638        10,310         4,225
(Gain) Loss on sale of property and equipment....      (151,517)          886        (2,500)           --            --
  Deferred charges...............................                    (673,026)      (10,000)           --        (3,265)
  Changes in operating assets and liabilities:
    Trade and other receivables..................       (40,106)      (26,227)       60,328    (1,913,459)   (2,403,066)
    Refundable income taxes......................            --      (240,000)      240,000            --            --
    Prizes and other supplies....................        71,399      (677,743)      156,297    (1,175,009)   (1,128,867)
    Other current assets.........................       181,136      (321,621)      166,986       242,511         6,900
    Accounts payable.............................      (199,318)      672,033      (339,547)    2,350,266     2,827,579
    Accrued taxes, other than income taxes.......      (104,778)      (62,436)       31,464       394,928       280,540
    Accrued payroll and related expenses.........        69,755       (73,577)     (222,791)      426,136       617,160
    Income taxes payable.........................      (374,950)      208,198      (299,706)     (348,407)      (48,701)
    Accrued interest.............................       (10,651)      205,957     1,148,306       728,912       281,469
    Other accrued liabilities....................       (12,352)      (19,425)      351,132       756,235     1,787,539
                                                   ------------  ------------  ------------  ------------  ------------
Net cash provided by (used in) operating
  activities.....................................     6,949,662     9,179,720     8,783,719    (1,790,636)   (1,195,853)
INVESTING ACTIVITIES
Purchases of property and equipment..............    (2,970,877)   (4,394,647)   (4,211,090)   (2,926,675)     (954,706)
Shareholders settlement..........................            --            --    (2,150,000)           --            --
Purchase of stock warrants.......................            --      (700,000)           --            --            --
Proceeds from sale of property and equipment.....            --            --         2,500         2,500            --
(Purchase) sale of common stock..................            --            --       (77,266)       29,213        20,000
Discount on subordinated debt....................            --            --        92,000            --            --
                                                   ------------  ------------  ------------  ------------  ------------
Net cash used in investing activities............    (2,970,877)   (5,094,647)   (6,343,856)   (2,894,962)     (934,706)
FINANCING ACTIVITIES
Proceeds from long-term borrowings...............            --    20,521,789            --       117,618      115, 152
Principal payments on long-term borrowings.......    (5,177,780)  (23,324,751)   (3,821,428)     (721,428)     (624,599)
Net proceeds from borrowings under a revolving
  line-of-credit.................................     1,684,383      (636,384)    1,367,159     5,332,625     2,575,628
Dividends........................................      (639,143)     (809,579)           --            --            --
                                                   ------------  ------------  ------------  ------------  ------------
Net cash (used in) provided by financing
  activities.....................................    (4,132,540)   (4,248,925)   (2,454,269)    4,728,815     2,066,181
                                                   ------------  ------------  ------------  ------------  ------------
Net decrease in cash.............................      (153,755)     (163,852)      (14,406)
Cash at beginning of year........................       503,407       349,652       185,800       185,800       171,394
                                                   ------------  ------------  ------------  ------------  ------------
Cash at end of year..............................  $    349,652  $    185,800  $    171,394  $    229,017  $    107,016
                                                   ------------  ------------  ------------  ------------  ------------
                                                   ------------  ------------  ------------  ------------  ------------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1994 AND JULY 2, 1995
          (INFORMATION AS OF JULY 2, 1995 OR FOR THE SIX MONTHS ENDED
                  JULY 3, 1994 AND JULY 2, 1995 IS UNAUDITED)

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

    In the opinion of management, the accompanying unaudited consolidated financial statements as of July 2, 1995, and for the six months ended July 3, 1994 and July 2, 1995, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented.

  CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated upon consolidation.

  NATURE OF OPERATIONS

    The Company owns and operates Geauga Lake, Darien Lake and Wyandot Lake amusement parks in Aurora, Ohio; Darien Center, New York and Columbus, Ohio, respectively. The Company also owns and operates a Famous Recipe and Mr. Hero restaurant.

  PRIZES AND OTHER SUPPLIES

    Prizes and other supplies are valued at cost which approximates market.

  DEFERRED CHARGES

    Deferred charges include primarily costs associated with obtaining long-term debt and are amortized on the straight-line method over the term of the related debt.

  PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for income tax purposes where permitted. Maintenance and repairs are charged to operating expenses as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost of assets retired or sold and the related accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to earnings.

  INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes and accordingly deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) ACCOUNTING POLICIES (CONTINUED)
    As permitted by SFAS No. 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change has been presented in the income statement in 1993 as a cumulative effect adjustment.

  PER COMMON SHARE AMOUNTS

    Per common share amounts are computed after preferred stock dividend requirements on the basis on the weighted average number of shares of Common Stock outstanding.

  STATEMENT OF CASH FLOWS

    For purposes of the statement of cash flows, temporary cash investments are considered cash equivalents.

  RECLASSIFICATION

    Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

(2) FINANCING ARRANGEMENTS

    The Company entered into a financing agreement on November 12, 1993, amended October 5, 1994, which provided borrowings of up to $38,103,733. This financing agreement provided three term loans totaling $24,603,733 and a revolving credit facility of up to $13,500,000. The financing agreement also contains provisions which require the maintenance of certain financial ratios and limit additional indebtedness, dividends and capital expenditures. The financing agreement terminates on December 31, 1995. The Company believes that it has the ability to and will refinance its current debt obligation prior to the expiration of the term loan agreement on December 31, 1995.

    The Company also entered into a subordinated debt agreement on November 12, 1993 which provided additional borrowings of $11,204,600.

    Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                      ----------------------------     JULY 2,
                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
Term loan from a finance company, payable in installments through
  November 1, 1995, with a balloon payment due on December 31, 1995, plus interest payable monthly at a variable rate (10.125% and
  7.625% at December 31, 1994 and 1993, respectively)...............  $  24,603,732  $  20,782,304  $  20,157,705
Subordinated debt, due December 31, 1997 with interest at 13.5%.....     11,204,600     11,204,600     11,204,600
Unamortized discount on subordinated debt...........................       (911,705)      (676,469)      (561,317)
                                                                      -------------  -------------  -------------
                                                                         34,896,627     31,310,435     30,800,988
Less current portion................................................      3,100,000     20,782,304     20,157,705
                                                                      -------------  -------------  -------------
                                                                      $  31,796,627  $  10,528,131  $  10,643,283
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) FINANCING ARRANGEMENTS (CONTINUED)
    The scheduled installments of the term loan are coordinated so that four payments totaling $775,000 are due monthly from August through November each year during the term of the financing agreement. In addition, proceeds from the sale of significant assets or from the exercise of stock purchase warrants must be applied to the unpaid term loan balances. The Company may have to pay an additional installment on the term loan each year during April. This installment is based on a formula in the financing agreement. At December 31, 1995, all unpaid term loan balances are due.

    The subordinated debt includes interest at 7.5% payable semi-annually, plus interest of 6% which is added to the outstanding principal balance. In 1993, stock purchase warrants were issued to the subordinated debt holder in conjunction with the subordinated financing. A portion of the subordinated loan proceeds has been allocated to these warrants based on a formula which considers the fair market values of the warrants and the loan proceeds. The portion of the loan proceeds allocated to the warrants represents an additional interest cost of the subordinated financing and totaled $911,705, $676,469, and $561,317 at December 31, 1993, 1994, and July 2, 1995, respectively. This cost will be recognized during the term of the note based on the interest method of amortization. Amortization totaling $29,583, $235,236 and $115,152 is included with 1993, 1994, and the six months ended July 2, 1995 interest expense, respectively.

    Maturities of long-term debt are $20,782,304 in 1995 and $11,204,600 in 1997. The Company may prepay all or portions of long-term debt without penalty.

    The revolving credit note is due December 31, 1995. Interest is payable monthly at the prime rate plus 1.625 percent (10.125% and 7.625% at December 31, 1994 and 1993 respectively). At December 31, 1994 and July 2, 1995, borrowings of $7,999,649 and $5,424,021, respectively, were available under the revolving credit note.

    The revolving line-of-credit and term loans are secured by substantially all of the Company's assets. The common stock of the Company's subsidiaries has also been pledged under the term loan.

    The Company paid $2,662,000, $2,455,668, $3,136,114 and $2,214,584 in interest costs during the years ended December 31, 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively.

(3) LEASE COMMITMENTS

    The Company has an agreement with the Columbus Zoological Park Association
(Zoo) to lease and operate Wyandot Lake amusement park located near Columbus, Ohio. There are five years remaining on this lease which has two renewable option periods of four years each. The agreement calls for minimum annual rent payments of $100,000 plus a percentage of gross receipts in excess of $2,000,000. Rent expense relating to this agreement totaled $216,000, $287,000, $282,000 and $71,000 in 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively. Additionally, the Company must incur minimum annual expenditures of $50,000 to maintain or improve the appearance of the Park.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(3) LEASE COMMITMENTS--(CONTINUED)

    Future minimum annual lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 1994, 1993 and 1992 are as follows:

                                                                                    OPERATING
                                                                                      LEASES
                                                                                    ----------
1995..............................................................................  $  322,000
1996..............................................................................     286,000
1997..............................................................................     240,000
1998..............................................................................     144,000
1999..............................................................................          --
                                                                                    ----------
Total minimum lease payments......................................................  $  992,000
                                                                                    ----------
                                                                                    ----------

    Total rent expense was approximately $462,000, $466,000 and $518,000 in 1992, 1993, and 1994 respectively. Total rent expense was approximately $216,000 and $221,000 during the six months ended July 3, 1994 and July 2, 1995, respectively.

(4) INCOME TAXES

    The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1994       1993       1992
                                                                                             ---------  ---------  ---------
Statutory federal income tax rate..........................................................       35.0%      35.0%      34.0%
State and local income taxes, net of federal income tax benefit............................       10.0        5.0        5.0
Depreciation on differences between purchase price and
  tax basis of assets......................................................................       36.1       10.3       39.1
Other, net.................................................................................      (4.7)     (13.7)        2.7
                                                                                                   ---  ---------        ---
Effective income tax rate..................................................................       76.4%      36.6%      80.8%
                                                                                                   ---  ---------        ---
                                                                                                   ---  ---------        ---

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                            DECEMBER 31,
                                                                   ------------------------------     JULY 2,
                                                                        1993            1994            1995
                                                                   --------------  --------------  --------------
Deferred tax liabilities:
  Accelerated depreciation.......................................  $  (10,368,000) $   (9,860,000) $   (9,460,000)
  Inventory purchases............................................        (349,000)       (292,000)       (292,000)
  Subordinated debt discount.....................................        (355,000)       (263,000)       (263,000)
  Other..........................................................        (309,000)       (171,000)       (171,000)
                                                                   --------------  --------------  --------------
                                                                      (11,381,000)    (10,586,000)    (10,186,000)
Deferred tax assets:
  Net operating loss carryforwards...............................       2,160,000       1,319,000       3,640,945
  Tax credits....................................................       1,554,000       2,224,000       2,224,000
  Accrued liabilities............................................         570,000         338,000         338,000
  Deferred compensation..........................................         158,000         173,000         173,000
  Litigation accrual.............................................         195,000              --              --
  Deferred revenue...............................................         195,000         195,000         195,000
  Other..........................................................          90,000         163,000         163,000
                                                                   --------------  --------------  --------------
                                                                        4,922,000       4,412,000       6,733,945
Valuation allowance..............................................        (897,000)     (1,031,000)     (1,031,000)
                                                                   --------------  --------------  --------------
Net deferred tax assets..........................................       4,025,000       3,381,000       5,702,945
                                                                   --------------  --------------  --------------
Net deferred taxes...............................................  $   (7,356,000) $   (7,205,000) $   (4,483,055)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

    Management believes that the timing of the reversal of its deferred tax liabilities, principally relating to accelerated depreciation, will more likely than not be sufficient to recognize fully its deferred tax assets, except for certain New York net operating loss carryforwards. The valuation allowance included with net deferred taxes at December 31, 1994 relates primarily to these assets. The turnaround of the remaining deferred tax assets, primarily net operating loss and tax credit carryforwards, will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond.

    The 1994 current federal provision represents Alternative Minimum Tax (AMT) payable. Regular tax was reduced to a minor amount with a net operating loss carryforward not available for AMT purposes. AMT income was further increased by deprecation adjustments required by the AMT system.

    The income tax provision for 1992 includes a charge in lieu of income taxes of $676,000, representing taxes which would have been provided in the absence of net operating loss carryforwards. The net operating loss carryforwards utilized in 1992 were generated prior to the Company's purchase of Funtime, Inc. and Subsidiaries and therefore, were used to reduce the Company's carrying amount of Funtime, Inc.'s fixed assets.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) INCOME TAXES (CONTINUED)
    For federal income tax purposes, the Company has net operating loss and investment tax credit carryforwards that expire as follows:

                                                                 NET OPERATING   INVESTMENT
                                                                     LOSS        TAX CREDIT
                                                                 CARRYFORWARDS  CARRYFORWARDS
                                                                 -------------  -------------
1995...........................................................   $               $  20,000
1996...........................................................                      22,000
1997...........................................................                      25,000
1998...........................................................                      12,000
2002...........................................................     1,905,000
                                                                 -------------  -------------
                                                                  $ 1,905,000     $  79,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    The utilization of the carryforwards expiring prior to 2003 is limited to the future taxable income or income taxes payable of the respective subsidiary which generated the loss or credit. Additionally, alternative minimum tax credits of approximately $2,224,000 are available to offset the Company's regular tax liability in future years.

    The Company made income tax payments of approximately $1,491,000, $1,312,000 and $1,306,000 in 1992, 1993 and 1994, respectively. The Company also received income tax refunds in 1994 of approximately $257,000.

(5) EMPLOYEE BENEFITS

    The Company sponsors a defined contribution pension plan covering all employees meeting specified age and service requirements. The Company's contributions under this plan are 100% of the first 2% of each qualified employee's salary plus an additional matching requirement of 25% of the next 6% of the employee's contribution. Expense recorded under this plan amounted to $95,000, $115,000, $114,000 and $59,000 in 1992, 1993, 1994 and the six months ended July 2, 1995, respectively.

(6) OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

    The components of other current assets are as follows:

                                                                                   DECEMBER 31,
                                                                              ----------------------    JULY 2,
                                                                                 1993        1994        1995
                                                                              ----------  ----------  -----------
Prepaid maintenance and expenses............................................  $  652,243  $  430,459   $ 476,232
Other.......................................................................     104,940     159,738     107,065
                                                                              ----------  ----------  -----------
Total other current assets..................................................  $  757,183  $  590,197   $ 583,297
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

    The components of other accrued liabilities are as follows:

                                                                                 DECEMBER 31,
                                                                          --------------------------
                                                                              1993          1994      JULY 2, 1995
                                                                          ------------  ------------  ------------
Deferred revenue........................................................  $    642,967  $    705,745  $  2,908,411
Other...................................................................     1,480,165     1,865,457     1,450,330
                                                                          ------------  ------------  ------------
Total other accrued liabilities.........................................  $  2,123,132  $  2,571,202  $  4,358,741
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) COMMITMENTS AND CONTINGENCIES

    The estimated cost to complete construction in progress as of July 2, 1995 is $-0-.

    During 1988, a lawsuit was brought against the former Board of Directors of Funtime, Inc. by several minority shareholders challenging the adequacy of the $7 per share price of the 1987 merger of Funtime, Inc. into a subsidiary of the Company. The plaintiffs were demanding damages and compensation from each director of Funtime, Inc. as well as attorney fees, expenses and costs. The Company recorded a reserve totaling $500,000 during 1988 to indemnify the former Board of Directors of Funtime, Inc. for defense costs and for losses that may be incurred in connection with this lawsuit. In 1994, $761,000 of litigation costs were incurred of which $261,000 were charged to operations, the remaining portion was charged against the reserve. Legal costs incurred in 1993 and 1992 totaled $38,000 and $48,000, respectively. In 1994, the Company agreed to pay the minority shareholders $2,150,000 which was accounted for as additional purchase price and reflected as additional property and equipment. The Company paid $750,000 relating to this settlement in 1994. The remainder of the settlement is due in two installments of $700,000 in 1995 and 1996.

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    On April 11, 1994 1,213 warrants were exercised to purchase 1,213 shares of common stock for $1 per share. At December 31, 1994, 900 warrants were outstanding which grant the holders the right to purchase 900 shares of the Company's common stock. The 900 warrants outstanding are comprised of two agreements. The first warrant agreement, which expires on November 12, 2003, provides the right to purchase 783 shares of common stock at $894.44 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%.

    The second warrant agreement, which expires on December 31, 1997, provides the right to purchase 117 shares of common stock at $1 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%. Effective January 1, 1994, the warrantholder under this agreement has the right to require the Company to purchase the warrants (put option) at an amount determined by a nationally recognized investment banking firm. The estimated value of this put option is included as a component of stockholders' equity at December 31, 1993 and 1994 and July 2, 1995.

    At December 31, 1992, redeemable preferred stock included Series A and Series B senior and junior shares at $.01 par value. These shares were recorded at a liquidation value of $1,000 per share. All authorized Series A shares were issued and outstanding. Authorized Series B preferred stock included 7,000 senior and 2,500 junior shares. Issued and outstanding Series B preferred stock included 3,027.78 senior and 1,139.175 junior shares.

    On November 12, 1993, the Company redeemed all junior preferred stock (2,500 shares Series A; and 1,139 shares Series B) held by the lender in exchange for long-term debt and redeemed all senior preferred stock (7,000 shares Series A; and 3,027 Series B) in exchange for subordinated debt.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
    A provision of the 1993 financing agreement required the Company to redeem 783 then outstanding warrants, for $700,000.

    The transferability of the Company's common stock is restricted in accordance with the terms of a stockholder agreement. Under this agreement, the death or termination of employment of a stockholder obligates the stockholder or their legal representative to offer to sell the shares owned to the Company at a price established by the agreement.

(9) RELATED PARTY TRANSACTIONS

    In January 1993, the Company entered into a three year agreement with an advertising agency (the "Agency") for whom a director and stockholder of the Company is also a director. The agreement appoints the Agency as the Company's principal advertising agency which entitles it to receive compensation for the reimbursement of costs incurred plus commissions. Agency commissions amounted to approximately $633,000, $522,000, $518,000 and $150,000 in 1992, 1993, 1994 and
the six months ended July 2, 1995, respectively. Other costs paid to the Agency in 1995, 1994, 1993 and 1992, represented reimbursement of expenses paid by the Agency on behalf of the Company. The Agency served as the Company's principal advertising agency over the past 20 years and it is management's opinion that this agreement was negotiated at arms-length.

    The subordinated debtholder's president serves on the Company's Board of Directors.

(10) STOCK OPTIONS

    Effective April 26, 1988, the Company granted certain key executives options to purchase 80 shares of the Company's common stock for $1,000 per share. The options expire on various dates from May 31, 1994 to November 30, 1996 and are contingent upon continued employment with the Company. During 1994, 32 of these options were exercised and three expired unexercised. During the second quarter of 1995 20 of these options were exercised. At December 31, 1994 and July 2, 1995, 45 and 25 of these options remain outstanding, respectively.

(11) PERFORMING ARTS CENTER

    Beginning in 1993, the Company participated with an entertainment company in the construction and operation of a performing arts center (the Center) located at Darien Lake Park. On October 31, 1994, the Company purchased for $514,000 the entertainment company's portion of the Center. At December 31, 1994 and July 2, 1995 the Company's investment in property and equipment at the Center approximated $1,500,000 and $1,800,000 respectively. The Company is seeking a third-party to share in the revenues and expenses of the Center.

    As a part of establishing the Center, the Company entered into a separate agreement with a food and beverage vendor. The agreement provides the vendor with the exclusive right to sell food and beverage products to patrons at all Center sponsored events through May 31, 2003 in exchange for a portion of such sales. Under the agreement, the Company received a payment of $500,000 in 1993 and $300,000 in 1995 from the vendor. These payments represent an advance of the Company's future proceeds from the Center which was used during 1993 and 1995 to fund a portion of the construction costs of the Center. The

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(11) PERFORMING ARTS CENTER (CONTINUED)
Company has committed to reimburse the advance at an annual rate of $100,000 for 1993 and 1994 and $75,000 per year thereafter contingent upon the Centers' ability to generate sufficient profit. At December 31, 1994 and July 2, 1995, the commitment totaled $300,000, and $563,000 the current portion of which has been accounted for in other accrued liabilities and the non-current portion has been accounted for in other long-term liabilities. Either party may terminate the contract subsequent to October 1, 1998.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The Company's unaudited results of operations for 1994 and 1993 are set forth below.

                                                                                                NET INCOME
                                                                                             (LOSS) APPLICABLE   NET INCOME
                                                              GROSS PROFIT     NET INCOME        TO COMMON       (LOSS) PER
                               QUARTER ENDED   TOTAL REVENUE     (LOSS)          (LOSS)         SHAREHOLDER     COMMON SHARE
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1995........................          April 2  $     107,707  $  (4,556,368) $   (4,222,504)  $    (4,222,504)  $  (1,493.11)
                                       July 2     15,045,560      3,773,416         (34,891)          (34,891)        (12.28)
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1994........................          April 3        136,106     (4,477,124)     (3,888,563)       (3,888,563)     (2,298.21)
                                       July 3     15,122,233      4,004,194            (638)             (638)          (.23)
                                    October 2     34,557,975     18,417,293       7,854,358         7,854,358       2,677.93
                                  December 31        618,357     (3,308,650)     (3,701,961)       (3,701,961)     (1,302.13)
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1993........................          April 4        180,406     (3,843,931)     (6,357,320)*       (6,357,320)*    (3,761.73)
                                       July 4     15,077,987      4,507,503         622,443           196,349         116.18
                                    October 3     35,246,519     19,844,334       9,415,271         9,415,271       5,571.17
                                  December 31        747,927     (3,645,260)     (3,349,492)       (3,349,492)     (1,981.95)
                              ---------------  -------------  -------------  --------------  -----------------  ------------

Gross profit (loss) is revenue less operating expenses, cost of sales and depreciation.

*Includes a $3,509,000 charge for the cumulative effect of a change in accounting method as described in Note 1.

(13) SUBSEQUENT EVENT

    Pursuant to a merger agreement, the Company was acquired by Premier Parks Inc. for approximately $60 million, subject to certain post-closing adjustments related to the 1995 operations of the Company's acquired theme parks.

    On August 15, 1995 pursuant to the merger with Premier Parks Inc., all outstanding warrants and options referred to in Notes 8 and 10, were exercised. If the common shares issued on August 10, 1995, with respect to these warrants and options had been outstanding for all periods presented, the number of weighted average shares outstanding and income (loss) per share would have been as follows:

                                                                                              SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,      ------------------------
                                                         -------------------------------    JULY 3,      JULY 2,
                                                           1992       1993       1994        1994         1995
                                                         ---------  ---------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Weighted average number of shares outstanding..........      3,848      3,848      3,502        3,690        3,767
Income (loss) per common share.........................  $  (88.51) $  (24.74) $   75.16  $ (1,053.98) $ (1,130.18)

                         REPORT OF INDEPENDENT AUDITORS

Partners
Elitch Gardens Company
Denver, Colorado

    We have audited the accompanying balance sheets of Elitch Gardens Company as of December 31, 1995 and 1994, and the related statements of operations, partners' capital, and cash flows for the year ended December 31, 1995 and for the period from May 31, 1994 (date of inception) through December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elitch Gardens Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 and for the period from May 31, 1994 (date of inception) through December 31, 1994, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that Elitch Gardens Company will continue as a going concern. As more fully described in Note 1, the Company is in default on a material portion of its debt and incurred a significant operating loss in 1995, the first year of operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          Ernst & Young LLP

Denver, Colorado
February 16, 1996

                             ELITCH GARDENS COMPANY

                                 BALANCE SHEETS

                                                                              DECEMBER 31
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
                                                                                                    -------------
                                                     ASSETS
Current assets:
    Cash (Note 1)...................................................  $     592,654  $   3,420,785   $ 2,969,350
    Subscriptions receivable........................................        375,000       --             --
    Accounts receivable.............................................         12,500        107,247       969,141
    Inventory (Notes 1 and 2).......................................       --              771,459       860,025
    Prepaid expenses................................................        323,816        235,932       127,805
                                                                      -------------  -------------  -------------
      Total current assets..........................................      1,303,970      4,535,423     4,926,321
Property, plant and equipment, at cost (Notes 1 and 2):
    Land............................................................      5,955,988     11,560,403    11,560,403
    Rides...........................................................       --           25,134,006    25,989,043
    Buildings.......................................................       --           17,928,837    17,942,657
    Equipment.......................................................       --            2,452,546     2,495,859
    Furniture and fixtures..........................................       --            1,309,410     1,711,946
    Vehicles........................................................       --              445,219       445,219
    Computers.......................................................       --              238,962       273,709
    Construction in progress........................................     28,819,410       --             --
                                                                      -------------  -------------  -------------
    Property, plant and equipment, at cost..........................     34,775,398     59,069,383    60,418,836
    Less accumulated depreciation...................................       --          (1,158,489)    (2,690,986)
                                                                      -------------  -------------  -------------
Property, plant and equipment, net..................................     34,775,398     57,910,894    57,727,850
Cash reserves (Note 1)..............................................       --            2,158,998       --
Other assets (Notes 1 and 2):
    Capitalized loan costs..........................................      4,160,123      5,695,113     5,695,113
    Organization costs..............................................      2,346,356      2,613,545     2,613,545
    Goodwill and other intangibles..................................      2,224,489      2,470,056     2,470,056
                                                                      -------------  -------------  -------------
                                                                          8,730,968     10,778,714    10,778,714
    Less accumulated amortization...................................       --            (391,216)    (1,149,583)
    Less asset impairment reserve (Notes 1 and 2)...................       --             --          (8,000,000)
                                                                      -------------  -------------  -------------
Total other assets..................................................      8,730,968     10,387,498     1,629,131
                                                                      -------------  -------------  -------------
Total assets........................................................  $  44,810,336  $  74,992,813   $64,283,302
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
                                        LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
    Accounts payable................................................  $    --        $     252,780   $ 1,105,972
    Accrued interest................................................       --            1,391,078     2,454,100
    Other accrued liabilities.......................................       --            1,647,629     2,147,272
    Deferred income (Note 1)........................................        157,355        823,186       244,979
    Payable to general partner (Note 7).............................        405,000        148,129       485,159
    Current portion of capital lease obligations (Note 7)...........       --             --             407,000
    Current portion of long-term debt, including debt in default
      (Note 4)......................................................       --           37,300,000    36,587,000
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................        562,355     41,562,802    43,431,482
Liabilities incurred in connection with construction of park facilities expected to be refinanced:
    Construction loan payable (Note 5)..............................      6,878,984       --             --
    Construction loan payable to related party (Note 4).............      5,000,000       --             --
    Construction accounts payable (Note 5)..........................      4,857,532       --             --
                                                                      -------------  -------------  -------------
                                                                         16,736,516       --             --
Capital lease obligation, net of current portion (Note 7)...........       --             --              65,344
Long-term debt, net of current portion (Note 4).....................      5,276,600      6,700,000     6,400,000
Partners' capital...................................................     22,234,865     26,730,011    14,386,476
                                                                      -------------  -------------  -------------
      Total liabilities and partners' capital.......................  $  44,810,336  $  74,992,813   $64,283,302
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                            STATEMENTS OF OPERATIONS

                                                                                         NINE MONTHS ENDED
                                                      PERIOD ENDED   YEAR ENDED            SEPTEMBER 30,
                                                      DECEMBER 31,  DECEMBER 31,   -----------------------------
                                                          1994          1995           1995            1996
                                                      ------------  -------------  -------------  --------------
                                                                                            (UNAUDITED)
Theme park admissions...............................   $   --       $  12,824,158  $  12,762,275  $   10,631,177
Theme park food, merchandise and other revenue......       --           7,014,550      6,879,941       8,875,175
                                                      ------------  -------------  -------------  --------------
Total revenue.......................................       --          19,838,708     19,642,216      19,506,352
Cost of goods sold..................................       --           2,683,571      2,454,583       3,287,419
                                                      ------------  -------------  -------------  --------------
Gross profit........................................       --          17,155,137     17,187,633      16,218,933
Other operating expenses:
  Salaries, payroll taxes and related benefits......       --           7,123,028      6,195,501       6,899,070
  Advertising, promotions and pre-opening marketing
    costs...........................................       --           3,243,940      3,130,378       1,846,167
  Consulting and other professional services........       --           1,261,660      1,000,741         740,035
  State, local and other taxes......................       --           1,126,409        876,900       1,119,315
  Repairs and maintenance...........................       --           1,073,273        709,411         849,727
  Supplies and printing.............................       --             838,732        824,356         431,965
  Insurance.........................................       --             959,995        750,364         950,175
  Equipment rental, utilities, and telephone........       --             916,336        682,192         701,477
  Depreciation and amortization.....................       --           1,549,705        879,809       2,291,017
  Ogden operating expenses..........................       --            --             --               262,121
  Outside entertainment services....................       --             581,403        581,403         634,676
  Other operating expenses..........................       --             537,419        534,911         359,984
  General and administrative expenses allocated from
    general partner.................................      300,000        --             --              --
                                                      ------------  -------------  -------------  --------------
Total other operating expenses......................      300,000      19,211,900     16,165,966      17,085,729
                                                      ------------  -------------  -------------  --------------
Income (loss) before other revenue (expenses).......     (300,000)     (2,056,763)     1,021,667        (866,796)
Other revenue (expenses):
  Interest expense and loan fees....................       --          (2,209,343)    (1,566,350)     (3,288,152)
  Management fee....................................       --            (171,551)      (167,852)       (284,453)
  Interest income...................................       34,865         167,783         65,780          95,866
  Miscellaneous income..............................       --              15,020         14,529        --
  Asset impairment (Note 1).........................       --            --             --            (8,000,000)
                                                      ------------  -------------  -------------  --------------
Other revenue (expenses), net.......................       34,865      (2,198,091)    (1,653,893)    (11,476,739)
                                                      ------------  -------------  -------------  --------------
Net loss............................................   $ (265,135)  $  (4,254,854) $    (632,226) $  (12,343,535)
                                                      ------------  -------------  -------------  --------------
                                                      ------------  -------------  -------------  --------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                        STATEMENTS OF PARTNERS' CAPITAL

                                                                        GENERAL        LIMITED
                                                                        PARTNER       PARTNERS         TOTAL
                                                                     -------------  -------------  --------------
Cash contributions.................................................  $   1,508,200  $   8,125,000  $    9,633,200
Other contributions................................................      7,491,800      5,375,000      12,866,800
Transfer of units..................................................     (1,000,000)     1,000,000        --
Net loss...........................................................        (94,270)      (170,865)       (265,135)
                                                                     -------------  -------------  --------------
Balance at December 31, 1994.......................................      7,905,730     14,329,135      22,234,865
Cash contributions.................................................       --            8,750,000       8,750,000
Net loss...........................................................     (1,085,618)    (3,169,236)     (4,254,854)
                                                                     -------------  -------------  --------------
Balance at December 31, 1995.......................................      6,820,112     19,909,899      26,730,011
Net loss (unaudited)...............................................     (3,159,945)    (9,183,590)    (12,343,535)
                                                                     -------------  -------------  --------------
Balance at September 30, 1996 (unaudited)..........................  $   3,660,167  $  10,726,309  $   14,386,476
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                                    PERIOD ENDED     YEAR ENDED            SEPTEMBER 30,
                                                    DECEMBER 31,    DECEMBER 31,   ------------------------------
                                                        1994            1995            1995            1996
                                                   --------------  --------------  --------------  --------------
                                                                                            (UNAUDITED)
Operating Activities:
  Net loss.......................................  $     (265,135) $   (4,254,854) $     (632,226) $  (12,343,535)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization................        --             1,549,705         879,809       2,291,017
    Asset impairment.............................        --              --              --             8,000,000
    Changes in operating assets and liabilities:
      Accounts receivable........................         (12,500)        (94,747)     (1,768,441)       (861,894)
      Inventory..................................        --              (771,459)       (998,060)        (88,566)
      Prepaid expenses...........................        (323,816)         87,884          20,200         108,127
      Accounts payable...........................        --               252,780       2,110,283         853,192
      Accrued interest...........................        --             1,391,078         933,910       1,063,022
      Other accrued liabilities..................        --             1,647,629         845,215         499,643
      Deferred income............................         157,355         665,831          47,609        (578,207)
      Payable to general partner.................         405,000        (256,871)       (244,042)        337,030
                                                   --------------  --------------  --------------  --------------
Net cash provided by (used in) operating
  activities.....................................         (39,096)        216,976       1,194,257        (720,171)
Investing Activities:
  Purchases of property, plant and equipment.....     (36,854,286)    (26,044,469)    (23,760,102)       (589,606)
  Organization costs and other intangibles.......        (291,213)       (512,756)       (512,756)       --
                                                   --------------  --------------  --------------  --------------
Net cash used in investing activities............     (37,145,499)    (26,557,225)    (24,272,858)       (589,606)
Financing Activities:
  Capital contributions, including subscription
    payments.....................................       9,633,200       9,125,000       8,825,000        --
  Proceeds from grant............................       6,856,313       1,750,484        --              --
  Proceeds from construction and bank loans......       6,878,984      15,563,484      15,563,484        --
  Proceeds from related party construction and
    bank loans...................................       5,000,000       5,000,000       5,000,000        --
  Proceeds from long-term debt...................       5,276,600       1,423,400       1,423,400        --
  Principal payments on long-term debt...........        --              --              --            (1,013,000)
  Principal payments under capital lease
    obligations..................................        --              --              --              (287,656)
  Capitalized loan costs.........................        (725,380)     (1,534,990)     (1,534,990)       --
  Cash reserves..................................        --            (2,158,998)     (2,030,396)      2,158,998
  Construction accounts payable..................       4,857,532        --              --              --
                                                   --------------  --------------  --------------  --------------
Net cash provided by financing activities........      37,777,249      29,168,380      27,246,498         858,342
                                                   --------------  --------------  --------------  --------------
Net change in cash...............................         592,654       2,828,131       4,167,897        (451,435)
Cash at beginning of period......................        --               592,654         592,654       3,420,785
                                                   --------------  --------------  --------------  --------------
Cash at end of period............................  $      592,654  $    3,420,785  $    4,760,551  $    2,969,350
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------

                             ELITCH GARDENS COMPANY

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:

    On May 31, 1994, Chilcott Entertainment Corp., the general partner, contributed the following noncash items, at their fair value, to the Partnership (see Note 1):

Land............................................................  $ 290,665
Costs included in construction in progress:
    Rides.......................................................  3,500,000
    Furniture and fixtures......................................    250,000
    Other.......................................................    236,760
Organization costs..............................................  2,118,643
Goodwill........................................................  1,000,000
Capitalized loan costs..........................................     95,732
                                                                  ---------
                                                                  $7,491,800
                                                                  ---------
                                                                  ---------

    On May 31, 1994, Hensel Phelps Construction Co., a limited partner ("Hensel Phelps"), received partnership units with a fair value of $5,000,000 in exchange for the commitment to issue an approximate $3,000,000 irrevocable letter of credit in connection with permanent financing, an approximate $590,000 line of credit available to the Partnership, and a $1,160,989 letter of credit to the grant provider (see Note 2). Hensel Phelps received capital credit equal to the letters of credit and $339,011 capital credit for the line of credit. The letters and line of credit contributions have been recorded as capitalized loan costs in the amount of $3,339,011 and goodwill and other intangibles in the amount of $1,160,989. Hensel Phelps also contributed construction costs of $500,000 incurred on behalf of the Partnership. (See Note 1.)

    As of December 31, 1994, $375,000 of subscriptions receivable for the purchase of partnership units remained outstanding. During 1995, the subscriptions were paid and are included in capital contributions.

    The construction accounts payable balance at December 31, 1994, of $4,857,532 was paid through advances on the construction loan in 1995.

    The Partnership entered into a capital lease obligation of $740,000 during the nine months ended September 30, 1996.

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                         NOTES TO FINANCIAL STATEMENTS

               DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    In May 1994, New Elitch Gardens, Ltd. (the "Partnership") was formed for the purpose of constructing and operating a new amusement park in Denver, Colorado. During 1995, the Partnership was renamed Elitch Gardens Company. Operations at the new park began in June 1995. The general partner of the Partnership is Chilcott Entertainment Corp. ("Chilcott"). The Partnership derives all its revenues from operation of an amusement park near downtown Denver. Its principal customer base includes Denver and the Front Range as well as tourists from other parts of Colorado and surrounding states.

    Under the terms of the partnership agreement, Chilcott contributed assets with an estimated fair market value of $7,491,800 and cash of $1,508,200 in exchange for 36 units in the Partnership during 1994. Hensel Phelps, the initial limited partner, contributed assets with an estimated fair market value of $5,000,000 and cash of $3,000,000 for 32 partnership units in 1994. The remaining limited partners contributed cash of $14,250,000 for a total of 57 partnership units (22 in 1994 and 35 in 1995).

    The financial statements of the Partnership are presented as if the Partnership was formed on May 31, 1994, the date the construction loans closed. See Note 4.

BASIS OF PRESENTATION

    The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. Management estimates its available cash together with cash generated during 1996 from improved park operations will be sufficient to meet its cash needs for the next fiscal year assuming Banque Nationale de Paris (the "Bank") does not request payment of debt which is currently in default (see Note 4.) The Partnership is also attempting to renegotiate the loan with the Bank. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

ACCOUNTING PERIOD

    The Partnership's month end is the four- or five-week period ending on the Sunday closest to the end of the month.

CASH AND CASH EQUIVALENTS

    The Partnership considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

    The Partnership is required to maintain compensating cash balances of approximately $775,000 related to the construction of a pedestrian bridge and certain other capital expenditures. In addition, the Partnership is required to maintain compensating cash balances of approximately 3% of cumulative gross profits related to certain other capital expenditures as part of the Banque Nationale de Paris debt agreement covenants. The Partnership is in violation of this covenant at September 30, 1996.

                             ELITCH GARDENS COMPANY

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
INVENTORY

    Inventory is valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

    Additions to property, plant and equipment are recorded at cost. Contributed assets are recorded at estimated fair market value.

    Interest, including related construction loan fees, of $1,308,179 and $954,633 has been capitalized as property and equipment for the periods ended December 31, 1995 and 1994, respectively.

OTHER ASSETS

    Capitalized loan costs are amortized over the related life of the loan. Organization costs are amortized over 10 years while goodwill is amortized over 30 years. See also New Accounting Standards.

ADVERTISING

    The Partnership expenses advertising costs as incurred.

DEPRECIATION AND AMORTIZATION

    The provision for depreciation and amortization of property, plant and equipment, and other assets is computed using the straight-line method based upon the estimated useful lives of the applicable assets, ranging from three to thirty years.

DEFERRED INCOME

    Deferred income consists of advance ticket sales and deposits and prepaid sponsorship contracts. Income is recognized on advance ticket sales and sponsorship contracts during the operating season for which the tickets were sold, and over the term of the related sponsorship contract, respectively.

INCOME TAXES

    No provision for the payment or refund of income taxes has been made in the accompanying financial statements since the partners report their distributive share of partnership taxable income or loss in their respective income tax returns.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Partnership's financial instruments consist of cash, accounts receivable, accounts payable, and long-term debt. The carrying values of these assets and liabilities approximate fair value.

                             ELITCH GARDENS COMPANY

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The Statement prescribes the accounting for the impairment of long-lived assets, such as property, plant, and equipment, and requires assets to be recorded at the lower of the assets' carrying amount or fair value when events or circumstances indicate that an impairment may exist. The Partnership implemented the statement on January 1, 1996. Based upon the agreement for the sale of a majority of the Partnership's assets entered into on September 23, 1996 (see Note 2), the Partnership has recorded an impairment loss of $8,000,000 for the nine months ended September 30, 1996.

INTERIM FINANCIAL STATEMENTS

    The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form S-2 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

NOTE 2: AGREEMENT FOR THE SALE OF A MAJORITY OF THE PARTNERSHIP'S ASSETS

    On September 23, 1996, the Partnership entered into a sales agreement with Premier Parks, Inc. for the sale of the majority of its assets, effective October 31, 1996. The purchase price for such assets is to be $62,500,000, subject to certain modifications as defined.

    The net book value of the assets to be sold under this agreement is as follows as of September 30, 1996:

                                                                                NET BOOK VALUE
                                                                                --------------
Property, plant and equipment.................................................   $ 57,727,850
Inventory.....................................................................        860,025
Goodwill......................................................................      1,000,000
                                                                                --------------
                                                                                 $ 59,587,875
                                                                                --------------
                                                                                --------------

    The calculation of the asset impairment reserve as of September 30, 1996 is as follows:

Net book value of assets to be sold............................  $59,587,875
Net book value of other related assets.........................   8,629,131
                                                                 ----------
                                                                 68,217,006
Expected proceeds..............................................  60,217,006
                                                                 ----------
Asset impairment reserve.......................................  $8,000,000
                                                                 ----------
                                                                 ----------

                             ELITCH GARDENS COMPANY

NOTE 2: AGREEMENT FOR THE SALE OF A MAJORITY OF THE PARTNERSHIP'S ASSETS --(CONTINUED)
RECLASSIFICATIONS

    Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on net income.

NOTE 3: GRANT

    In connection with the construction of the new park, the Partnership received a grant from the Denver Urban Renewal Authority ("DURA") for at least $8,700,000 of which $6,856,313 was received in 1994 and $1,750,484 was received in 1995 for a total of $8,606,797. The funds are for construction of the infrastructure benefiting the site for the new park, including acquisition of land, roads, fencing, sewer, water and storm drainage systems, and the addition of landfill and grading. The grant was funded by DURA through proceeds from tax increment financing bonds. The bonds are not the obligation of the Partnership. In connection with the bonds, Hensel Phelps Construction Company (Hensel Phelps) has provided a $1,160,989 letter of credit benefiting DURA as a credit enhancement for the bonds. As consideration for the grant, the Partnership has agreed not to appeal or otherwise contest any property tax assessment levied by the City and County of Denver upon real or personal property to the extent such appeal or contest would have the effect of reducing the assessment below debt service coverage of the bonds. The Partnership is also restricted on transfer of property or relocation of the park.

    During the time any bonds are outstanding (original maturity dates of September 1, 2011 and 2017), the Partnership is required to pay DURA $2 per person entering the park for attendance exceeding the projected attendance in the original grant agreement. However, no payment is due until after repayment of certain permanent financing as defined in the grant agreement. No payments were made in 1994 or 1995. Until the earlier of June 15, 2003, or an initial public offering ("IPO") (the proceeds of which are used to refinance debt or redeem limited partnership interests), if there is a sale or refinancing of the property or if specified partnership units are sold, the net proceeds therefrom received or deemed to be received by the partners are subject to a participation interest due to DURA equal to up to 4.2% for the general and its affiliated limited partners and 1% for all other limited partners. The Partnership also is required to pay DURA 4.2% of the value of the general and its affiliated limited partners' equity and 1% of the value of all other limited partners' equity of net proceeds from any IPO.

    Proceeds from the grant have been recorded as a reduction of property, plant and equipment.

NOTE 4: LONG-TERM DEBT

    The Partnership's debt consists of the following at December 31:

                                                                                           1995           1994
                                                                                       -------------  ------------
Loan from bank, in default...........................................................  $  27,000,000  $    --
Section 108 loan from the City and County of Denver..................................      7,000,000     5,276,600
Loan from related party, in default..................................................     10,000,000       --
                                                                                       -------------  ------------
                                                                                          44,000,000     5,276,600
Less current portion of long-term debt, including debt in default....................     37,300,000       --
                                                                                       -------------  ------------
Long-term portion of long-term debt..................................................  $   6,700,000  $  5,276,600
                                                                                       -------------  ------------
                                                                                       -------------  ------------

                             ELITCH GARDENS COMPANY

NOTE 4: LONG-TERM DEBT --(CONTINUED)
    In June 1995, the Partnership obtained a loan from Banque Nationale de Paris, which is secured by substantially all of the assets of the Partnership. The loan has a fixed and variable rate, the combined of which is not to exceed 8.68% (7.59% at December 31, 1995), and interest is payable on a quarterly basis. The principal will amortize quarterly over a 10-year period. Principal payments are due quarterly beginning in December 1995. The Partnership was in violation of one of the loan covenants of the debt agreement at December 31, 1995 and September 30, 1996. As a result, the total amount of the loan is in default and due upon demand by the Bank. The entire balance of the loan is recorded as a current liability on the September 30, 1996 and December 31, 1995 balance sheets.

    The loan from the City and County of Denver was obtained from the United States Department of Housing and Urban Development ("HUD") pursuant to Section 108 of Title I of the Housing and Community Development Act of 1974. The interest rate is 1.2% above the LIBOR rate (6.544% at December 31, 1995) and is payable quarterly in arrears. The loan is secured by a third deed of trust on the park, a first deed of trust on the old park property owned by Chilcott, guarantees from Chilcott and the president of Chilcott, and a $1,000,000 guarantee from Hensel Phelps available until approximately June 1996. The principal will amortize quarterly over a 10-year period. Principal payments are to be made quarterly commencing in November 1996; however, the first quarterly interest payment became due in July 1995. Interest payments for both 1995 and 1996 were advanced to the Partnership by the general partner. These advances are recorded as a payable to the general partner on the September 30, 1996 and December 31, 1995 balance sheets.

    During 1994, Hensel Phelps issued construction loans of $5,000,000 to the Partnership. Hensel Phelps issued a replacement loan to the Partnership in June 1995 in the amount of $10,000,000, of which $2,500,000 was immediately assigned to Total Petroleum, Inc. ("Total"). Principal and interest are payable in 120 monthly installments beginning in July 1995 for each of the loans. No principal or interest has been paid on either of the two loans as of December 31, 1995 or September 30, 1996, and both loans are in default and due upon demand by Hensel Phelps and Total. Consequently, the Partnership has accrued interest at default rates of 13% for Hensel Phelps and 14% for Total as provided in the loan agreement, as well as a 5% late fee on all principal and interest charges due. The loans are recorded as current liabilities on the September 30, 1996 and December 31, 1995, balance sheets.

    Future minimum payments under long-term debt, including accelerated principal payments as a result of defaults, are summarized as follows at December 31, 1995:

1996...........................................................  $37,300,000
1997...........................................................     600,000
1998...........................................................     600,000
1999...........................................................     600,000
2000...........................................................     600,000
Thereafter.....................................................   4,300,000
                                                                 ----------
                                                                 $44,000,000
                                                                 ----------
                                                                 ----------

    Interest payments totaled $1,993,680, $389,333, $1,165,514 and $0 for the periods ended December 31, 1995 and 1994, and the nine months ended September 30, 1996 and 1995, respectively.

                             ELITCH GARDENS COMPANY

NOTE 5: CONSTRUCTION LOANS

    In 1994, the Partnership had a construction loan for $28,265,000, bearing interest at one percentage point above the bank's prime rate. Interest was payable monthly in arrears. At December 31, 1994, $6,878,984 was outstanding. Substantially all of the Partnership s accounts payable at December 31, 1994, were satisfied by additional draws on the construction loan in 1995. The loan was secured by substantially all of the assets of the Partnership and was guaranteed by Chilcott and the president of Chilcott. Hensel Phelps also guaranteed completion of the park. Hensel Phelps issued irrevocable letters of credit totaling approximately $3,000,000 benefiting the bank as a deposit for a debt reserve required for permanent financing and an approximate $590,000 working capital line of credit for the Partnership's use. Proceeds from the loan with the Bank (see Note 4) were used to retire the construction loan.

NOTE 6: REVOLVING LINE OF CREDIT

    On March 28, 1996, the Partnership entered into a Revolving Loan Agreement (the "Agreement") with Hensel Phelps and Ascent Arena Corporation (both limited partners). The terms of the Agreement allow for the Partnership to make weekly draws to help fund operating expenditures up to a total of $3,000,000. Interest is payable monthly on all outstanding draws at the prime rate plus 1% (8.58% at September 1, 1996). The Agreement expires on December 31, 1996. There are no amounts outstanding as of September 30, 1996.

    On October 1, 1996, the Company made a draw of $857,000 to pay principal and interest due on the bank loan.

NOTE 7: RELATED PARTY TRANSACTIONS

    In 1994, the Partnership contracted with Hensel Phelps to construct the new park, resulting in expenditures of $31,413,816 and $20,972,824 for the periods ended December 31, 1995 and 1994, respectively, including reimbursed costs and interest on construction loans from Hensel Phelps. In addition, the Partnership has obtained a loan from Hensel Phelps (see Note 4).

    Amounts payable to the general partner as of December 31, 1995 and September 30, 1996, include interest payments made on behalf of the Partnership to the City and County of Denver (see Note 4). Amounts payable to the general partner as of December 31, 1994, principally consist of reimbursable general and administrative expenses incurred by Chilcott on behalf of the Partnership.

    In conjunction with the limited partnership agreement, the Partnership has agreed to pay Chilcott a fee for managing the Partnership equal to 1% of the Partnership's annual gross profit. Management fees of $171,551 were incurred in 1995.

    During 1995, Comsat Video Enterprises and The Anschutz Corporation (collectively "C/A") purchased 29 limited partner units of the Partnership in conjunction with an agreement which C/A, Chilcott, and Hensel Phelps entered into during 1994, guaranteeing the purchase of equity by C/A. Chilcott transferred two units to each member of C/A, as limited partner units, in consideration for the guarantee. The agreement also gives C/A the right, for a period of one year after the official opening of the park, to purchase partnership units at the original price of $250,000 per unit up to 50% ownership in the Partnership. In addition, C/A has been granted use of parking facilities for 10 years when the amusement park is either closed or not using the parking. Conversely, if C/A builds an arena, the Partnership will have use of the arena parking when the arena is not using its parking. At the request of C/A, the Partnership will construct a pedestrian bridge linking the respective parking lots, sharing the costs equally with C/A.

                             ELITCH GARDENS COMPANY

NOTE 7: RELATED PARTY TRANSACTIONS --(CONTINUED)
Finally, the Partnership will designate a rent-free area of not less than .5 acre within the park for C/A to locate an exhibit.

    During 1996, the Partnership entered into a capital lease agreement with one of its limited partners, Hensel Phelps, whereby Hensel Phelps would develop and build a new attraction, the Skycoaster, on behalf of the Partnership. The Partnership is required to pay the greater of Hensel Phelps' cost plus a 30% return on investment or 75% of all revenues that are generated by the Skycoaster, as defined, through May 1998. The capital lease obligation will be paid on the same revenue share basis as discussed above and is anticipated to be paid by May 1998. The Partnership paid approximately $288,000 to Hensel Phelps under the capital lease obligation for the nine months ended September 30, 1996.

NOTE 8: PROFIT-SHARING PLAN

    The Partnership participates in Chilcott's profit-sharing plan, which qualifies under Section 401(k) of the Internal Revenue Code. It covers all full-time employees who have reached the age of 21 and have completed one year of service. A participant may elect to defer up to 20% of compensation to a maximum determined annually by the Internal Revenue Service ($9,240 in 1995). The Company contributes a percentage for every dollar deferred limited to 5% of the employee's compensation (the percentage is set at the beginning of each plan year by the Company). There were no Company contributions during 1995 or 1996. Participant contributions are fully vested. Employer contributions vest over 7 years as follows: 0-3 years of service, 0%; 3 years, 20%; 4 years, 40%; 5 years, 60%; 6 years, 80%; 7 years, 100%. In the event of employee death or disability, employer contributions become fully vested.

NOTE 9: COMMITMENTS AND CONTINGENCIES

ALLOCATION AGREEMENT--ENVIRONMENTAL REMEDIATION

    In January 1993, Chilcott, Trillium Corporation, and Public Service Company of Colorado entered into an agreement regarding allocation of environmental remediation costs to prepare the site for the new park. The agreement required Trillium Corporation to place $1,800,000 in escrow for any required environmental remediation costs, excluding costs for ground water monitoring and certain other incidental costs for which the Partnership is responsible. Approximately $1,400,000 has been expended through December 31, 1995 and September 30, 1996, and the remaining $400,000 was returned to Trillium. In the event that additional costs are incurred, Trillium is liable for additional costs up to $400,000 (for a total of $1,800,000), and the Partnership is liable for 50% of the next $200,000 between $1,800,000 and $2,000,000 with Trillium being liable for the remaining 50%, none of which has been expended through 1995 or September 30, 1996. Should further costs be incurred beyond $2,000,000, Public Service becomes responsible.

CONTINGENCIES

    The Partnership is subject to various environmental laws and regulations of federal and state agencies. Management believes it is in substantial compliance with environmental laws and the ultimate resolution of any claims or legal proceedings instituted against it will not have a material adverse effect on the Partnership's financial position.

                             ELITCH GARDENS COMPANY

NOTE 9: COMMITMENTS AND CONTINGENCIES --(CONTINUED)
    The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company.

SUBSEQUENT EVENTS

    In October 1996, the Partnership was named the defendant in a lawsuit filed by a contractor who was injured while working on a project for the Partnership and is claiming that the Partnership was negligent and demonstrated willful and wanton misconduct. The contractor is seeking punitive and exemplary damages for approximately $2,000,000 plus additional unspecified damages, interest and costs of the suit. Management believes the claim is without merit and, as such, these financial statements do not contain any provision for potential loss relating to this claim.

    In October 1996, the Partnership was named the defendant in a lawsuit filed by an individual who is seeking damages arising from a claim of bodily injury obtained at the Partnership's amusement park. The amount of the claim is unknown and the Partnership has not been able to determine if the claim is with or without merit. Accordingly, these financial statements do not contain any provision for potential loss relating to this claim.

                          INDEPENDENT AUDITORS' REPORT

The Boards of Directors and Stockholder
Storytown, USA, Inc.
Fantasy Rides, Inc.:

    We have audited the accompanying balance sheets of The Great Escape as of October 31, 1995 and 1994, and the related statements of operations, stockholder's equity, and cash flows for the years then ended (as defined in note 1 to the financial statements). These financial statements are the responsibility of The Great Escape's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Great Escape as of October 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Oklahoma City, Oklahoma
October 11, 1996

                                THE GREAT ESCAPE

                                 BALANCE SHEETS

                                                                       OCTOBER 31,
                                                             --------------------------------
                                                                  1994             1995
                                                             ---------------  ---------------  SEPTEMBER 30, 1996
                                                                                               ------------------
                                                                                                  (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents................................   $      94,000    $      66,000     $      569,000
  Accounts receivable......................................         134,000           62,000            265,000
  Inventories..............................................         188,000          221,000             94,000
  Prepaid expenses.........................................         179,000          100,000             92,000
                                                             ---------------  ---------------  ------------------
      Total current assets.................................         595,000          449,000          1,020,000
                                                             ---------------  ---------------  ------------------
Other assets-principally deferred financing costs..........         342,000          300,000             63,000
Property and equipment, at cost............................      15,913,000       17,529,000         17,827,000
  Less accumulated depreciation............................       1,523,000        2,512,000          3,831,000
                                                             ---------------  ---------------  ------------------
                                                                 14,390,000       15,017,000         13,996,000
                                                             ---------------  ---------------  ------------------
      Total assets.........................................   $  15,327,000    $  15,766,000     $   15,079,000
                                                             ---------------  ---------------  ------------------
                                                             ---------------  ---------------  ------------------

                                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses....................   $     306,000    $     566,000     $      607,000
  Current portion of long-term debt........................       1,200,000        1,200,000          1,200,000
                                                             ---------------  ---------------  ------------------
      Total current liabilities............................       1,506,000        1,766,000          1,807,000
                                                             ---------------  ---------------  ------------------
Long-term debt.............................................       7,400,000        4,800,000          1,600,000
Advances from affiliates...................................       3,321,000        2,788,000          3,782,000
                                                             ---------------  ---------------  ------------------
      Total liabilities....................................      12,227,000        9,354,000          7,189,000
                                                             ---------------  ---------------  ------------------
Stockholder's equity.......................................       3,100,000        6,412,000          7,890,000
                                                             ---------------  ---------------  ------------------
      Total liabilities and stockholder's equity...........   $  15,327,000    $  15,766,000     $   15,079,000
                                                             ---------------  ---------------  ------------------
                                                             ---------------  ---------------  ------------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                            STATEMENTS OF OPERATIONS

                                                                                          ELEVEN MONTHS ENDED
                                                           YEARS ENDED OCTOBER 31,           SEPTEMBER 30,
                                                         ---------------------------  ---------------------------
                                                             1994          1995           1995          1996
                                                         ------------  -------------  ------------  -------------
                                                                                              (UNAUDITED)
Revenue:
  Theme park admissions................................  $  7,740,000  $   8,503,000  $  8,515,000  $   8,938,000
  Theme park food, merchandise, and other..............     5,581,000      5,857,000     5,843,000      6,132,000
                                                         ------------  -------------  ------------  -------------
      Total revenue....................................    13,321,000     14,360,000    14,358,000     15,070,000
                                                         ------------  -------------  ------------  -------------
Operating costs and expenses:
  Operating expenses...................................     4,442,000      4,702,000     4,477,000      4,610,000
  Selling, general and administrative..................     1,985,000      2,001,000     1,794,000      2,770,000
  Costs of products sold...............................     1,610,000      1,701,000     1,715,000      1,824,000
  Depreciation and amortization........................       849,000      1,018,000       951,000      1,319,000
                                                         ------------  -------------  ------------  -------------
      Total operating costs and expenses...............     8,886,000      9,422,000     8,937,000     10,523,000
                                                         ------------  -------------  ------------  -------------
      Income from operations...........................     4,435,000      4,938,000     5,421,000      4,547,000
Interest expense, net..................................      (960,000)      (964,000)     (829,000)      (821,000)
                                                         ------------  -------------  ------------  -------------
  Income before income taxes...........................     3,475,000      3,974,000     4,592,000      3,726,000
Income tax expense.....................................        10,000         34,000        39,000         40,000
                                                         ------------  -------------  ------------  -------------
      Net income.......................................  $  3,465,000  $   3,940,000  $  4,553,000  $   3,686,000
                                                         ------------  -------------  ------------  -------------
                                                         ------------  -------------  ------------  -------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                   YEARS ENDED OCTOBER 31, 1995 AND 1994 AND

               ELEVEN MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

Balance at October 31, 1993.....................................................  $  166,000
Net income......................................................................   3,465,000
Distributions to stockholder....................................................    (531,000)
                                                                                  ----------
Balance at October 31, 1994.....................................................   3,100,000
Net income......................................................................   3,940,000
Distributions to stockholder....................................................    (628,000)
                                                                                  ----------
Balance at October 31, 1995.....................................................   6,412,000
Net income......................................................................   3,686,000
Distributions to stockholder....................................................  (2,208,000)
                                                                                  ----------
Balance at September 30, 1996 (Unaudited).......................................  $7,890,000
                                                                                  ----------
                                                                                  ----------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                            STATEMENTS OF CASH FLOWS

                                                                                          ELEVEN MONTHS ENDED
                                                          YEARS ENDED OCTOBER 31,            SEPTEMBER 30,
                                                        ----------------------------  ----------------------------
                                                            1994           1995           1995           1996
                                                        -------------  -------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................  $   3,465,000  $   3,940,000  $   4,553,000  $   3,686,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization.....................        849,000      1,018,000        951,000      1,319,000
    Amortization of discount on debt issuance costs...         42,000         42,000         39,000        239,000
    (Increase) decrease in accounts receivable........        (98,000)        72,000       (166,000)      (203,000)
    (Increase) decrease in inventories and prepaid
      expenses........................................        (71,000)        46,000        (13,000)       133,000
    Increase (decrease) in accounts payable and
      accrued expenses................................       (209,000)       260,000        331,000         41,000
                                                        -------------  -------------  -------------  -------------
      Total adjustments...............................        513,000      1,438,000      1,142,000      1,529,000
                                                        -------------  -------------  -------------  -------------
      Net cash provided by operating activities.......      3,978,000      5,378,000      5,695,000      5,215,000
                                                        -------------  -------------  -------------  -------------
Cash flows from investing activities--additions to
  property and equipment..............................     (2,284,000)    (1,645,000)    (1,615,000)      (298,000)
                                                        -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Repayment of debt...................................     (2,316,000)    (2,600,000)    (2,600,000)    (3,200,000)
  Advances from (payments to) affiliates, net.........      1,098,000       (533,000)      (604,000)       994,000
  Distributions to stockholder........................       (531,000)      (628,000)      (628,000)    (2,208,000)
                                                        -------------  -------------  -------------  -------------
      Net cash used in financing activities...........     (1,749,000)    (3,761,000)    (3,832,000)    (4,414,000)
                                                        -------------  -------------  -------------  -------------
Increase (decrease) in cash and cash
      equivalents.....................................        (55,000)       (28,000)       248,000        503,000
Cash and cash equivalents at beginning of period......        149,000         94,000         94,000         66,000
                                                        -------------  -------------  -------------  -------------
Cash and cash equivalents at end of period............  $      94,000  $      66,000  $     342,000  $     569,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
Supplementary cash flow information:
  Cash paid for interest..............................  $     912,000  $     922,000  $     797,000  $     783,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
  Cash paid for income taxes..........................  $      10,000  $      34,000  $      39,000  $      40,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                         NOTES TO FINANCIAL STATEMENTS

                           OCTOBER 31, 1995 AND 1994
                 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR
       THE ELEVEN MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT POLICIES

DESCRIPTION OF BUSINESS

    The accompanying financial statements present the assets and liabilities and results of operations of The Great Escape (the Park), a theme park located in Lake George, New York, owned by Storytown USA, Inc. (Storytown) and Fantasy Rides, Inc. (Fantasy) and subject to an asset sale agreement (Agreement) with Premier Parks Inc. (Premier) (See Note 6). Nontheme park assets and liabilities and operations of Storytown are not subject to the Agreement and have been excluded from the accompanying financial statements. An individual stockholder wholly owns both Storytown and Fantasy. The combined equity of Storytown and Fantasy relating to the theme park subject to the Agreement is reflected as stockholder's equity in the accompanying financial statements.

BASIS OF PRESENTATION

    The Park accounting policies reflect industry practices and conform to generally accepted accounting principles.

    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the eleven months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the eleven month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Park's business is highly seasonal. The great majority of the Park's revenue is collected during the summer while operating expenditures are incurred throughout the year. Accordingly, the Park historically incurs a net loss for the last fiscal month.

CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Park considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (determined by first in, first out method) or market and consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides.

ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred.

                                THE GREAT ESCAPE

NOTE 1: SUMMARY OF SIGNIFICANT POLICIES --(CONTINUED)
DEFERRED FINANCING COSTS

    The Park capitalizes all costs related to the issuance of debt with such costs included in other assets in the accompanying balance sheets. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the life of the respective debt issue.

DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 15-40 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 10-15 years. Rides and attractions are depreciated using the straight-line method over 10-15 years.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

INTEREST EXPENSE

    Interest on notes payable is recognized as expense on the basis of stated interest rates. Total interest expense incurred was $971,000, $969,000, $836,000 and $827,000 in the years ended October 31, 1995 and 1994, and periods ended September 30, 1996 and 1995, respectively. Interest expense in the accompanying statements of operations is shown net of interest income.

INCOME TAXES

    Storytown and Fantasy, with the consent of their sole stockholder, have elected under the Internal Revenue Code to be treated as "S" corporations. In lieu of corporation federal income taxes, the individual stockholder of Storytown and Fantasy is taxed on the Park's taxable income and/or losses. Therefore, no provision or liability for federal income taxes has been included in these financial statements. Provision for New York state income tax has been made in accordance with the state's tax law for S corporations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The fair value of the Park's long-term debt approximates the recorded amounts due to the variable interest rate on the debt. The fair value of the Park's advances from affiliates has not been estimated as there are no prescribed repayment terms.

                                THE GREAT ESCAPE

NOTE 3: PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consists of the following:

                                                          OCTOBER 31,
                                                  ----------------------------  SEPTEMBER 30,
                                                      1995           1994           1996
                                                  -------------  -------------  -------------
Land............................................  $   1,960,000  $   1,960,000  $   1,960,000
Buildings and improvements......................      2,345,000      2,345,000      2,345,000
Rides and attractions...........................     13,224,000     11,608,000     13,522,000
                                                  -------------  -------------  -------------
    Total.......................................  $  17,529,000  $  15,913,000  $  17,827,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

NOTE 4: LONG-TERM DEBT

    Long-term debt consists of the following:

                                                           OCTOBER 31,
                                                    --------------------------  SEPTEMBER 30,
                                                        1995          1994          1996
                                                    ------------  ------------  -------------
Note payable to bank, due in principal payments of
  $400,000, payable in August, September, and
  October each year, which coincides with the
  Park's operating season. Interest is payable
  monthly on the unpaid principal balance at the
  prime rate plus 1.25% (10.25% at October 31,
  1995 and 9% at October 31, 1994). The note is
  secured by personal property and a mortgage on
  the real property. Additionally, the sole
  stockholder has personally guaranteed this
  obligation. Final payment is due October 2002.
  Principal payments have been made which have
  served to shorten the note term.................  $  6,000,000  $  8,600,000  $   2,800,000
                                                    ------------  ------------  -------------
                                                       6,000,000     8,600,000      2,800,000
Less current portion..............................     1,200,000     1,200,000      1,200,000
                                                    ------------  ------------  -------------
Long-term debt....................................  $  4,800,000  $  7,400,000  $   1,600,000
                                                                                -------------
                                                    ------------  ------------  -------------
                                                    ------------  ------------

                                THE GREAT ESCAPE

NOTE 4: LONG-TERM DEBT --(CONTINUED)
    Annual maturities of long-term debt during the five years subsequent to October 31, 1995, are as follows:

1996............................................................  $1,200,000
1997............................................................  1,200,000
1998............................................................  1,200,000
1999............................................................  1,200,000
2000............................................................  1,200,000
                                                                  ---------
                                                                  $6,000,000
                                                                  ---------
                                                                  ---------

NOTE 5: RELATED PARTY TRANSACTIONS

    The Park has certain shared service arrangements with several of its affiliates, including payment of payroll, insurance, and other administrative expenses. Amounts are allocated to affiliates based upon level of utilization or coverage. Additionally, the Park has been advanced cash by certain of the affiliates. The payments made by the Park for the benefit of its affiliates reduce amounts owed by the Park to the affiliates. Interest expense is recognized on the advances from affiliates using interest rates similar to the Park's bank indebtedness. Interest expense from affiliates during the years ended October 31, 1995 and 1994 and the eleven months ended September 30, 1995 and 1996 was $158,000, $207,000, $119,000, and $121,000, respectively. The advances from affiliates have no prescribed repayment terms and are reflected as noncurrent liabilities in the accompanying financial statements.

NOTE 6: SUBSEQUENT EVENT

    On August 23, 1996, the stockholder of Storytown and Fantasy reached the Agreement with Premier to sell all of the real estate, inventory, prepaid items, theme park property and equipment, and supplies for approximately $33,000,000 in cash. Certain of the proceeds from the sale will be used to satisfy the long-term debt outstanding as of the closing date. As specified in the Agreement, the closing date will be before December 10, 1996.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of FRE, Inc.
Sacramento, California

    We have audited the accompanying balance sheet of FRE, Inc. as of December 31, 1995 and December 31, 1994, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of FRE, Inc. as of December 31, 1995 and December 31, 1994 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Nelson & Company

Gold River, California
March 21, 1996

                                   FRE, INC.


                                 BALANCE SHEETS



                                                                                DECEMBER 31,        SEPTEMBER 30,
                                                                          ------------------------  -------------
                                                                             1994         1995          1996
                                                                          -----------  -----------  -------------
                                              ASSETS
Current Assets
    Cash................................................................  $    66,832  $    10,403   $   --
    Advances to Affiliates..............................................            0      321,760       456,594
    Accounts receivable.................................................       18,984       16,330        45,469
    Inventory...........................................................       68,570       73,214        77,850
    Prepaid expenses....................................................            0       56,476       139,134
    Franchise tax receivable............................................        6,200            0       --
    Notes receivable--current (Note 5)..................................       90,000      401,517
                                                                          -----------  -----------  -------------
        Total Current Assets............................................      250,586      879,700       719,047
                                                                          -----------  -----------  -------------
Property and Equipment, at Cost
    Park assets.........................................................    6,934,661    7,424,971     8,524,906
    Office and administrative assets....................................       32,238       42,820        42,820
                                                                          -----------  -----------  -------------
                                                                            6,966,899    7,467,791     8,567,726
    Allowance for depreciation..........................................   (2,235,051)  (2,784,024)   (3,283,647)
                                                                          -----------  -----------  -------------
                                                                            4,731,848    4,683,767     5,284,079
                                                                          -----------  -----------  -------------
Other Assets
    Investment in CEC (Note 6)..........................................      382,668    1,985,601     2,711,020
    Notes receivable (Note 5)...........................................       90,000            0       --
    Loan costs..........................................................       39,414       39,414        35,966
    Accumulated amortization............................................       (4,598)     (12,481)      (15,766)
    Deposits............................................................       35,624       13,895        10,309
    Expansion costs.....................................................      360,559      930,645       934,540
                                                                          -----------  -----------  -------------
        Total Other Assets..............................................      903,667    2,957,074     3,676,069
                                                                          -----------  -----------  -------------
          Total Assets..................................................  $ 5,886,101  $ 8,520,541   $ 9,679,195
                                                                          -----------  -----------  -------------
                                                                          -----------  -----------  -------------
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Bank overdraft......................................................  $   --       $   --        $   125,600
    Accounts payable....................................................      273,503       66,663       --
    Accrued payroll and payroll taxes...................................      176,571      222,761        49,304
    Sales tax payable...................................................        1,158        1,939        15,615
    Accrued interest payable............................................       18,685            0       --
    Franchise taxes payable.............................................            0       85,405       103,074
    Other accrued expenses..............................................            0      120,867       293,527
    Deferred revenue....................................................        4,895        2,344       --
    Insurance claims reserve............................................       93,735      133,646       154,651
    Current portion long-term debt (Note 3).............................      753,508      878,851       632,073
                                                                          -----------  -----------  -------------
        Total Current Liabilities.......................................    1,322,055    1,512,476     1,373,844
Long-term debt due after one year (Note 3)..............................    1,788,762    2,300,000     2,000,000
                                                                          -----------  -----------  -------------
                                                                            3,110,817    3,812,476     3,373,844
                                                                          -----------  -----------  -------------
Stockholders' Equity
    Common stock, par value 10 cents per share, 300,000 shares
      authorized, 10,000 shares issued and outstanding..................        1,000        1,000         1,000
    Class A common non-voting, par value 10 cents per share, 100,000
      shares authorized, 10,000 shares issued and outstanding...........        1,000        1,000         1,000
Additional paid-in-capital..............................................      391,710      391,710       391,710
Retained Earnings.......................................................    2,381,574    4,314,355     5,911,641
                                                                          -----------  -----------  -------------
                                                                            2,775,284    4,708,065     6,305,351
                                                                          -----------  -----------  -------------
          Total Liabilities and Stockholders' Equity....................  $ 5,886,101  $ 8,520,541   $ 9,679,195
                                                                          -----------  -----------  -------------
                                                                          -----------  -----------  -------------


   The accompanying notes are an integral part of these financial statements.

                                   FRE, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

           NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995          1995          1996
                                             ------------  ------------  ------------  ------------  ------------
Net Sales
  Gate admissions..........................  $  2,661,103  $  3,346,276  $  3,272,068  $  3,189,833  $  3,362,756
  Concessions and merchandise sales........     1,187,576     1,563,204     1,518,320     1,377,446     1,691,660
  Parking, rental and other income.........       706,205     1,028,074     1,020,866       770,364       772,000
  Management fee income....................       --            --            438,461       425,405       434,480
                                             ------------  ------------  ------------  ------------  ------------
                                                4,554,884     5,937,554     6,249,715     5,763,048     6,260,896
Cost of Sales..............................      (463,019)     (630,886)     (632,485)     (570,818)     (691,001)
                                             ------------  ------------  ------------  ------------  ------------
                                                4,091,865     5,306,886     5,617,230     5,192,230     5,569,895
                                             ------------  ------------  ------------  ------------  ------------
Operating Expenses
  Advertising..............................       188,432       247,923       257,311       248,269       300,301
  Depreciation and amortization............       521,423       555,942       556,856       428,600       511,085
  Insurance and claims payments............       158,711       200,221       193,789       147,078       145,103
  Miscellaneous............................        25,709        99,102       150,741       116,398       195,357
  Payroll and related expenses.............     1,400,364     1,749,257     1,818,290     1,436,616     1,906,483
  Printing and postage.....................        74,761        97,701        94,083        64,550        99,857
  Professional services....................       134,323        59,996        47,029        33,934        47,839
  Rents....................................       414,439       554,593       555,066       495,852       541,375
  Repairs and maintenance..................       244,038       305,028       287,409       224,197       177,869
  Supplies.................................        40,497        18,824        56,782        34,798       100,467
  Taxes and licenses.......................        62,978       107,477       109,604        77,858        85,280
  Telephone and utilities..................       167,060       198,232       220,855       199,341       185,540
  Travel and entertainment.................        13,851         9,525        25,402        14,526        35,382
                                             ------------  ------------  ------------  ------------  ------------
    Total Operating Expenses...............     3,446,586     4,203,831     4,373,217     3,522,017     4,331,938
                                             ------------  ------------  ------------  ------------  ------------
      Income From Operations...............       645,279     1,103,055     1,244,013     1,670,213     1,237,957
                                             ------------  ------------  ------------  ------------  ------------
Other Income (Expense)
  Interest income..........................        43,489        26,895        21,081        13,253        15,140
  Development fee income...................       --             91,668       183,333       183,333       --
  Partnership income.......................       --            --            985,601     1,275,162       725,419
  Interest expense.........................      (226,838)     (233,762)     (287,428)     (222,632)     (218,230)
                                             ------------  ------------  ------------  ------------  ------------
    Total Other Income (Expense)...........      (183,349)     (115,199)      902,587     1,249,116       522,329
                                             ------------  ------------  ------------  ------------  ------------
Income Before State Franchise Taxes........       461,930       987,856     2,146,600     2,919,329     1,760,286
State Franchise Taxes--Current.............          (800)         (800)      (91,605)      (91,605)     (163,000)
State Franchise Taxes--Deferred............        15,882       --            --            --            --
                                             ------------  ------------  ------------  ------------  ------------
Income before extraordinary items..........       477,012       987,056     2,054,995     2,827,724     1,597,286
Extraordinary items (Note 7)...............       --            --           (122,213)      --            --
                                             ------------  ------------  ------------  ------------  ------------
Net income.................................       477,012       987,056     1,932,782     2,827,724     1,597,286
Retained earnings, beginning of period.....       917,506     1,394,517     2,381,573     2,381,574     4,314,355
                                             ------------  ------------  ------------  ------------  ------------
Retained earnings, end of period...........  $  1,494,518  $  2,381,573  $  4,314,355  $  5,209,928  $  5,911,641
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                   FRE, INC.

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                              AND 1996 (UNAUDITED)

                                                                YEARS ENDED                   NINE MONTHS
                                                                DECEMBER 31,              ENDED SEPTEMBER 30,
                                                     ----------------------------------  ----------------------
                                                        1993        1994        1995        1995        1996
                                                     ----------  ----------  ----------  ----------  ----------

                                                                                              (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)................................  $  477,012  $  987,057  $1,932,782  $2,827,724  $1,597,286
  Adjustments to reconcile net income to net cash
    provided by operations:
    Depreciation and amortization..................  $  512,423     345,619     556,856     428,600     511,085
    Partnership income.............................      --          --        (985,601) (1,275,162)   (725,419)
    Cash dividends.................................    (100,000)     --          --          --          --
    Amortization of loan discount..................    (129,308)     --          --          --          --
    (Increase) decrease in accounts receivable.....      (7,743)    (19,065)   (319,106)   (918,840)   (163,973)
    (Increase) decrease in inventory...............     (21,109)    (22,069)     (4,644)    (23,157)     (4,636)
    (Increase) decrease in prepaid expenses........     (13,177)     --         (56,476)    (72,884)    (82,658)
    (Increase) in deposits.........................     126,133       5,208      21,729     (91,408)      3,586
    Increase (decrease) in accounts payable and
      accrued liabilities..........................      61,804     238,995      (1,642)    129,344     (35,123)
    Increase (decrease) in accrued interest
      payable......................................     140,000     (43,197)    (18,685)    (18,685)     --
    Increase in notes receivable...................     (16,000)    140,000    (221,517)     --         401,517
    Decrease in franchise taxes receivable.........     (38,195)      9,800       6,200       6,200      --
    Increase in income tax payable.................     (15,882)     --          85,405      85,405     (17,669)
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Provided By Operating Activities....     984,958   1,680,478     995,301   1,077,128   1,483,996
                                                     ----------  ----------  ----------  ----------  ----------
Cash Flows From Investing Activities:
  Decrease in loan costs...........................     (79,818)    170,908      --          --           3,448
  Purchase of Family Entertainment Center assets...  (2,612,660)    (43,435)   (219,815)   (158,373)   (700,199)
  Purchases of water park assets...................     (70,202)   (225,177)   (281,077)   (231,560)   (372,575)
  Expansion costs..................................      --        (360,559)   (570,086)   (373,716)     (3,895)
  Investment in CEC................................      --        (382,668)   (617,332)   (617,332)     --
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Used By Investing Activities........  (2,762,680)   (840,931) (1,688,310) (1,380,981) (1,073,221)
                                                     ----------  ----------  ----------  ----------  ----------
Cash Flows From Financing Activities:
  Proceeds from revolving line of credit and
    long-term borrowings...........................   3,297,291   2,508,762   1,092,963   1,568,841   2,571,979
  Principal payments on revolving line of credit
    and long-term borrowings.......................  (1,502,975) (3,310,102)   (456,382)   (718,476) (3,118,757)
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Provided By Financing Activities....   1,794,316    (801,340)    636,581     850,365    (546,778)
                                                     ----------  ----------  ----------  ----------  ----------
Net Increase (Decrease) in Cash....................      16,594      38,207     (56,428)    546,512    (136,003)
Cash at Beginning of Year..........................      12,030      28,624      66,831      66,831      10,403
                                                     ----------  ----------  ----------  ----------  ----------
Cash at End of Year................................  $   28,624  $   66,831  $   10,403  $  613,343  $ (125,600)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during the period for:

Interest...........................................  $  165,034  $  276,959  $  312,657  $  241,312  $  218,230
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
Income taxes.......................................  $      800  $      800  $      800  $      800  $   91,531
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------

DISCLOSURE OF ACCOUNTING POLICY

    For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

                 The accompanying notes are an integral part of
                          these financial statements.

                                   FRE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                 (INFORMATION AS OF SEPTEMBER 30, 1996 AND THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

    FRE, Inc. dba, Waterworld U.S.A., (Company) was incorporated in the state of Missouri on April 14, 1986. The Company owns and operates a water park and a family entertainment center in Sacramento, California.

INVENTORY

    Inventory consists of finished goods and food held for resale, and is stated at the lower of cost or market using a first-in, first-out convention.

FIXED ASSETS

    Fixed assets are recorded at cost. It is the policy of management to provide for depreciation over the lesser of the useful lives of the assets or the remaining life of the operating lease. Straight line and accelerated depreciation methods consistent with generally accepted accounting principles are used. In determining depreciation for income tax purposes, the Company uses the accelerated cost recovery system and the modified accelerated cost recovery system.

INCOME TAXES

    The stockholders of the Company have elected to be taxed as an S Corporation for federal income tax purposes. No federal income taxes are paid by the Company. The income or loss is reflected on the income tax returns of the stockholders with any resultant income tax liabilities borne by them.

    The Company has not elected to be taxed as an S Corporation in California. Accordingly, it is subject to state franchise taxes based on taxable income. Therefore, when appropriate, deferred income taxes are provided for differences between financial statement and income tax reporting, principally from differing depreciation methods utilized for franchise tax purposes. Franchise taxes paid through December 31, 1995 were $6,200.

USE OF ESTIMATES

    The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

                                   FRE, INC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected during the summer while operating expenditures are incurred throughout the year.

NOTE 2: LEASE COMMITMENTS

    The Company's original lease with the state of California, dated May 23, 1986, was amended October 14, 1994. The lease term was extended until December 31, 2011.

    In part, the amendments provide for modifications in rent formulas and capital improvement requirements to the water park. In addition, the lease provides for rent formulas and capital improvement requirements to the family entertainment center.

    The rent formulas and capital improvement requirements are stated separately for the water park and entertainment center.

WATER PARK--RENT FORMULA

    For operating seasons through 2004 the greater of:

        1) The sum of:

           a) Eight percent (8%) of the general gross revenues under four million dollars ($4,000,000) for the operating season; plus

           b) Ten percent (10%) of the general gross revenues in excess of four million dollars ($4,000,000) for the operating season; plus

           c) Ten percent (10%) of the gross food revenues for the operating season,

        2) Two hundred thousand dollars ($200,000).

    For operating seasons 2005-2011 the greater of:

        1) The sum of:

           a) Ten percent (10%) of the general gross revenues for the operating season; plus

           b) Ten percent (10%) of the gross food revenues for the operating season,

        2) Two hundred thousand dollars ($200,000)

                                   FRE, INC.

NOTE 2: LEASE COMMITMENTS --(CONTINUED)
FAMILY ENTERTAINMENT CENTER--RENT FORMULA

    For the operating seasons 1996-2011 the greater of:

        1) The sum of:

           a) Eight percent (8%) of the general gross revenues under one million five hundred thousand dollars ($1,500,000) for the operating season; plus

           b) Ten percent (10%) of the general gross revenues above one million five hundred thousand dollars ($1,500,000) for the operating season; plus

           c) Ten percent (10%) of the gross food revenues for the operating season,

    If the cumulative gross revenues for all years of operation exceed sixteen million dollars ($16,000,000), the formula will be adjusted and rent to be the sum of:

           a) Fifteen percent (15%) of the general gross revenues for the operating season; plus

           b) Seventeen percent (17%) of the gross food revenues for the operating season, or

        2) One hundred thousand ($100,000).

    Future minimum lease payments on the Sacramento lease are as follows:

                                  YEAR ENDING
                                  DECEMBER 31                                        AMOUNT
                                 -------------                                    ------------
  1996..........................................................................  $    300,000
  1997..........................................................................       300,000
  1998..........................................................................       300,000
  1999..........................................................................       300,000
  2000..........................................................................       300,000
  Thereafter....................................................................     3,300,000
                                                                                  ------------
                                                                                  $  4,800,000
                                                                                  ------------
                                                                                  ------------

CAPITAL IMPROVEMENTS

    The lease provides for capital improvement requirements for the water park and recreation center during the lease term.

WATER PARK

    The water park's minimum capital improvements are to be the lower of the following:

        a) The higher of one hundred fifty thousand dollars (150,000) or five percent (5%) of the gross revenues in the year preceding the year in which improvements are carried out, or

        b) $121,000, or

        c) An amount which, when added to capital expenditures during the three preceding years, would aggregate to the total minimum capital expenditures required for those four years.

                                   FRE, INC.

NOTE 2: LEASE COMMITMENTS --(CONTINUED)
FAMILY ENTERTAINMENT CENTER

    The family recreation center's minimum capital improvements are to be the lower of the following:

        a) The higher of twenty five thousand dollars ($25,000) or one percent (1%) of the gross revenues in the year preceding the year in which improvements are carried out, or

        b) An amount which, when added to capital expenditures during the two preceding years, would aggregate to the total minimum capital expenditures required for those three years.

    The Company satisfied the capital improvement requirements for the year ended December 31, 1996.

NOTE 3: NOTES PAYABLE

    Notes payable at December 31, 1994 and 1995 and September 30, 1996 consisted of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1994          1995      SEPTEMBER 30, 1996
                                                                    ------------  ------------  ------------------
                                                                                                   (UNAUDITED)

Line of credit Wells Fargo Bank. Interest payable monthly at the banks prime rate plus 1/2% due and payable June 1, 1996. (See
  Note 4).........................................................  $    600,000  $    878,851    $      632,073

Note payable Wells Fargo Bank. Interest payable monthly at the bank's prime rate plus 3/4%. Due and payable December 31, 1999.
  (See Note 4)....................................................     1,908,762     2,300,000         2,000,000

Non-interest bearing notes issued in connection with the
  acquisition of the water park located in Phoenix, Arizona, imputed interest of 11%. Principal and interest due in annual
  installments beginning September 29, 1989.......................        33,508       --               --
                                                                    ------------  ------------  ------------------

                                                                       2,542,270     3,178,851         2,632,073

Less current portion..............................................      (753,508)     (878,851)         (632,073)
                                                                    ------------  ------------  ------------------

Principal payments due after one year.............................  $  1,788,762  $  2,300,000    $    2,000,000
                                                                    ------------  ------------  ------------------
                                                                    ------------  ------------  ------------------

NOTE 4: NOTES PAYABLE--WELLS FARGO BANK

    In June 1994 the Company entered into a loan agreement with Wells Fargo Bank providing for a working capital line-of-credit and a revolving reducing commitment (loan commitment) for repayment of existing bank debt and future expansion needs.

LINE-OF-CREDIT

    The maximum principal amount of advances up to and including June 1, 1996 may not exceed $1,000,000. Interest to be paid monthly at the Bank's prime rate plus 1/2%. Due to a $100,000 line of credit

                                   FRE, INC.

NOTE 4: NOTES PAYABLE--WELLS FARGO BANK --(CONTINUED) in favor of CAL-Expo, the maximum available to the Company is $900,000. The balance owing at December 31, 1995 was $878,851.

LOAN COMMITMENT

    The loan commitment provides for the Company to borrow, repay and re-borrow subject to the reductions as reflected below. The maximum principal amounts outstanding may not exceed $3,600,000. Interest is payable monthly at the bank's prime rate plus 3/4%, the loan matures December 31, 1999. Below is the maximum principal loan amount available for each period:

Through December 31, 1996.......................................  $2,880,000

Through December 31, 1997.......................................  $2,160,000

Through December 31, 1998.......................................  $1,440,000

Through December 31, 1999.......................................  $ 720,000

    The balance owing at December 31, 1995 was $2,300,000.

NOTE 5: NOTES RECEIVABLE

    Notes receivable consist of the following:

Note receivable--Water Park sale..................................  $  61,416

Note receivable--Concord Entertainment Center.....................    340,101
                                                                    ---------

                                                                    $ 401,517
                                                                    ---------
                                                                    ---------

    Notes receivable from the water park sale represents the balance owing at December 31, 1995. As explained in Note 7, the Company reimbursed, through offset of the note receivable, certain costs incurred by the buyer.

    Notes receivable from Concord Entertainment Center reflects amounts advanced on behalf of the Joint Venture for construction and operating expenses. The obligation was paid in full as of March 21, 1996, the date of the auditor's report.

NOTE 6: CONCORD ENTERTAINMENT COMPANY (CEC)

    In September 1994, the Company entered into a 50% Joint Venture Agreement to construct and operate a water park and family entertainment center in Concord, California. Per the Joint Venture Agreement, the Company's mandatory capital contribution is $1,000,000. During the year, the Company funded $617,332 to satisfy the balance of its capital commitment. Also, the Company's 50% share of net income totaled $985,601.

                                   FRE, INC.

NOTE 6: CONCORD ENTERTAINMENT COMPANY (CEC) --(CONTINUED)
    In addition to 50% of sharing operating profits and losses, the Company is entitled to the following:

DEVELOPMENT FEES

    During construction the Company was entitled to receive development fees equal to 5% of the projected construction cost, not to exceed $275,000. For the years ended December 31, 1994 and 1995 payments received by the Company were as follows:

1994..................................................................................................  $   91,667

1995..................................................................................................     183,333
                                                                                                        ----------

                                                                                                        $  275,000
                                                                                                        ----------
                                                                                                        ----------

MANAGEMENT FEES

    Upon commencement of operations, the Company entered into a management contract with CEC to manage and operate the facilities. The management fee will equal 7 1/2% of gross annual revenues. Management fees received through December 31, 1995 totaled $438,461.

NOTE 7: EXTRAORDINARY ITEM

    Pursuant to the terms and conditions of the sale agreement relating to the Arizona parks, the Company was obligated to resolve certain mandated improvements. Although the new owners of the Arizona parks performed the work, the Company was financially responsible for the costs they incurred. On December 27, 1995 a settlement agreement was reached and the costs were reimbursed through a reduction of Notes Receivable generated by the sale. The $125,000 reduction of the notes has been recognized as an extraordinary item for financial statement purposes.

                          INDEPENDENT AUDITOR'S REPORT

To the Partners of
Concord Entertainment Company
Concord, California

We have audited the accompanying balance sheet of Concord Entertainment Company (a general partnership) as of December 31, 1995, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Concord Entertainment Company as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                          Nelson & Company

Gold River, California
November 12, 1996

'

                         CONCORD ENTERTAINMENT COMPANY

                                 BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                                          1995
                                                                                      ------------  SEPTEMBER 30,
                                                                                                        1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)
                                              ASSETS
Current Assets
  Cash..............................................................................   $   47,338   $     979,746
  Accounts receivable...............................................................       86,471         292,807
  Inventory.........................................................................       60,115          65,081
  Prepaid expenses..................................................................       11,932          68,243
  Deposits..........................................................................       66,069           1,229
                                                                                      ------------  -------------
      Total Current Assets..........................................................      271,925       1,407,106
                                                                                      ------------  -------------
Property and Equipment, at Cost
  Park assets and improvements......................................................    8,440,221       9,770,482
  Allowance for depreciation........................................................     (389,579)       (901,705)
                                                                                      ------------  -------------
                                                                                        8,050,642       8,868,777
                                                                                      ------------  -------------
Other Assets
  Organizational costs..............................................................      423,401         423,401
  Development fees..................................................................      330,000         330,000
  Loan costs........................................................................       35,280          20,543
                                                                                      ------------  -------------
                                                                                          788,681         773,944
Accumulated amortization............................................................      (68,188)       (119,320)
                                                                                      ------------  -------------
                                                                                          720,493         654,624
                                                                                      ------------  -------------
      Total Assets..................................................................   $9,043,060   $  10,930,507
                                                                                      ------------  -------------

                                 LIABILITIES AND PARTNERS' EQUITY
Current Liabilities
  Accounts payable..................................................................   $   34,485   $     245,150
  Partner advances..................................................................      321,760         456,597
  Other accrued expenses............................................................      155,169          26,111
  Deferred revenue..................................................................      204,371          24,512
  Insurance claims reserve..........................................................       73,500          85,723
  Notes payable-current portion.....................................................    1,081,942         988,745
                                                                                      ------------  -------------
  Total Current Liabilities.........................................................    1,871,227       1,826,838
Notes payable due after one year....................................................    2,700,630       3,181,631
                                                                                      ------------  -------------
                                                                                        4,571,857       5,008,469
Partners' equity....................................................................    4,471,203       5,922,038
                                                                                      ------------  -------------
      Total Liabilities and Partners' Equity........................................   $9,043,060   $  10,930,507
                                                                                      ------------  -------------
                                                                                      ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                         CONCORD ENTERTAINMENT COMPANY

                   STATEMENTS OF INCOME AND PARTNERS' EQUITY

                          YEAR ENDED DECEMBER 31, 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                           NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                          YEAR ENDED   --------------------------
                                                                         DECEMBER 31,      1995          1996
                                                                             1995      ------------  ------------
                                                                         ------------  (UNAUDITED)   (UNAUDITED)

Net Sales..............................................................   $5,791,141   $  5,647,313  $  5,827,335
Cost of Sales..........................................................     (572,279)      (556,387)     (532,301)
                                                                         ------------  ------------  ------------
                                                                           5,218,862      5,090,926     5,295,034
                                                                         ------------  ------------  ------------
Operating Expenses
  Advertising..........................................................      159,272        149,773       364,584
  Depreciation and amortization........................................      457,767        286,084       564,363
  Insurance and claims payments........................................      112,877         60,536       111,006
  Miscellaneous........................................................       80,055         64,636        89,040
  Payroll and related expenses.........................................    1,035,556        831,383     1,083,951
  Printing and postage.................................................      112,288         56,521        83,673
  Professional services................................................        8,608          3,602        22,697
  Rents................................................................      110,819        105,577       370,136
  Repairs and maintenance..............................................      154,771        142,281        69,005
  Supplies.............................................................       49,581         43,515        92,257
  Taxes and licenses...................................................       77,903         48,896       100,371
  Telephone and utilities..............................................      168,649        147,757       206,494
  Travel and entertainment.............................................        8,924          8,516         8,552
                                                                         ------------  ------------  ------------
    Income Operating Expenses..........................................    2,537,070      1,949,077     3,166,129
                                                                         ------------  ------------  ------------
      Income From Operations...........................................    2,681,792      3,141,849     2,128,905
                                                                         ------------  ------------  ------------
Other Income (Expenses)
  Interest income......................................................       --            --              4,668
  Management fees......................................................     (433,743)      (425,405)     (434,480)
  Interest expense.....................................................     (276,846)      (166,121)     (248,258)
                                                                         ------------  ------------  ------------
    Total Other Income (Expenses)......................................     (710,589)      (591,526)     (678,070)
                                                                         ------------  ------------  ------------
Net income.............................................................    1,971,203      2,550,323     1,450,835

Partners' equity, beginning of the year................................      921,743        921,743     4,471,203
Partners' contributions................................................    1,578,257      1,578,257       --
                                                                         ------------  ------------  ------------
Partners' equity, end of year..........................................   $4,471,203   $  5,050,323  $  5,922,038
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

                 The accompanying notes are an integral part of
                          these financial statements.

                         CONCORD ENTERTAINMENT COMPANY

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1995

                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                           1995
                                                                       -------------       NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................  $   1,971,203  $   2,550,323  $   1,450,835
  Adjustments to reconcile net income to cash provided by operations:
    Depreciation and amortization....................................        457,767        286,084        564,363
    Accounts receivable..............................................        (86,471)      (774,760)      (206,336)
    Inventory........................................................        (60,115)       (46,534)        (4,996)
    Prepaid expenses.................................................        (11,932)        (8,547)       (56,311)
    Deposits.........................................................        (66,069)       (66,069)        79,577
    Accounts payable.................................................         34,485        163,679        210,665
    Accrued expenses.................................................        155,169        246,666       (129,058)
    Accrued claims liability.........................................         73,500         29,458         12,223
    Deferred revenue.................................................        204,371        159,298       (179,859)
    Partner advances.................................................        321,760        625,908        134,837
                                                                       -------------  -------------  -------------
  Net cash provided by operating activities..........................      2,993,668      3,165,506      1,875,970
                                                                       -------------  -------------  -------------

Cash flows from investing activities:
  Purchase of fixed assets...........................................     (7,383,166)    (7,265,521)    (1,331,366)
  Intangible assets..................................................       (788,681)      (788,681)      --
                                                                       -------------  -------------  -------------
  Net cash used in investing activities..............................     (8,171,847)    (8,054,202)    (1,331,366)
                                                                       -------------  -------------  -------------

Cash flows from financing activities:
  Proceed from credit line borrowings and long-term debt.............      3,600,000      3,600,000      4,170,376
  Principal payments of long-term debt...............................       (648,778)      (135,332)    (3,782,572)
  Loans from partners................................................        696,038        230,202       --
  Partner contributions..............................................      1,578,257      1,578,257       --
                                                                       -------------  -------------  -------------
    Net cash provided by financing activities........................      5,225,517      5,273,127        387,804
                                                                       -------------  -------------  -------------
Net increase in cash.................................................         47,338        384,431        932,408
Cash at beginning of year............................................       --             --               47,338
                                                                       -------------  -------------  -------------
Cash at end of year..................................................  $      47,338  $     384,431  $     979,746
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                 The accompanying notes are an integral part of
                           these financial statements

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest                          $ 276,846  $ 166,141  $ 246,607
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

    A capital lease obligation of $135,312 was incurred when the Partnership entered into a lease for pool equipment.

DISCLOSURE OF ACCOUNTING POLICY

    For purposes of the statement of cash flows, the Partnership considers all highly-liquid debt instruments, purchased with maturity of three months or less, to be cash equivalents.

                         CONCORD ENTERTAINMENT COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

    Concord Entertainment Company ("the Partnership"), a California general partnership, owns and operates a waterpark in Concord, California. Equal interests of the Partnership are owned by a Missouri S Corporation and a California Limited Liability Company (LLC).

REVENUE RECOGNITION

    Season ticket revenue is recognized over the months the waterpark is open. Group event revenue is recognized at the time the event occurs.

INVENTORY

    Inventory consists of retail goods, food held for resale, and uniforms. Inventory is stated at the lower of average cost or market.

FIXED ASSETS

    Fixed assets are recorded at cost. It is the policy of management to provide for depreciation over the lesser of the useful lives of the assets or the remaining life of the operating lease. Straight line and accelerated depreciation methods consistent with generally accepted accounting principles are used. In determining depreciation for income tax purposes, the Partnership uses the accelerated cost recovery system and the modified accelerated cost recovery system.

INTANGIBLE ASSETS

    Intangible assets consist of capitalized start-up costs, development and loan fees. Amortization is computed using the straight-line method over lives ranging from one to fifteen years.

INCOME TAXES

    As a partnership, no income taxes are paid by Partnership, thus no income tax expense has been recorded in these statements. Income, loss, credits, etc., from the Partnership are reported on a prorata basis by its partners on their respective tax returns.

USE OF ESTIMATES

    The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected during the summer while operating expenditures are incurred throughout the year. Accordingly, the Company incurs a net loss for the last calendar quarter.

NOTE 2: ACCRUED CLAIMS LIABILITY

    The Partnership maintains a reserve for claims arising from public use of the waterpark. For Each claim presented, a reserve for the lesser of the claim or $10,000 (the deductible limit of the Partnership's liability insurance) is established to recognize the potential liability.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 3: NOTES PAYABLE

    Notes payable at December 31, 1995 and September 30, 1996 consists of the following:

                                                         DECEMBER 31, 1995  SEPTEMBER 30, 1996
                                                         -----------------  ------------------
Line of credit with Wells Fargo Bank with maximum
borrowings of $400,000. Interest is payable monthly at
the banks prime rate plus 3/4%. The loan matures June
30, 1996. The line of credit requires the Partnership
to meet certain loan covenants and financial ratios. At
December 31, 1995, the Partnership was in compliance
with these requirements................................    $     400,000                  --

Note payable to Wells Fargo Bank; payable in annual
installments of $640,000 with interest payable monthly
at the bank's prime rate plus 1%. The loan is
personally guaranteed by the individual owners of the
partners in the Partnership and secured by partnership
assets. The loan matures December 31, 1999. The
Partnership is required to meet certain loan covenants
and certain financial ratios. At December 31, 1995 the
Partnership was in compliance with these
requirements...........................................        2,560,000                  --

Note payable to the general partners of the Partnership
due in three equal annual installments to commence
following repayment of notes payable, interest payable
at 12% per annum.......................................          696,038                  --

Note payable to Union Bank, reducing revolving loan not
to exceed $6,000,000 with interest due monthly at 1.5%
in excess of the Banks Adjusted Treasuries rate or the
Adjusted LIBOR-Rate, the option is that of the
Partnership. The loan matures December 20, 2002........               --           3,896,631

Notes payable, City of Concord payable, without
interest over thirty months from date of inception.....               --             189,153

Capital lease obligation (Note 4)......................          126,534              84,592
                                                         -----------------  ------------------
                                                               3,782,572           4,170,376
Less current portion...................................       (1,081,942)           (988,745)
                                                         -----------------  ------------------
                                                           $   2,700,630      $    3,181,631
                                                         -----------------  ------------------
                                                         -----------------  ------------------

                         CONCORD ENTERTAINMENT COMPANY

NOTE 3: NOTES PAYABLE --(CONTINUED)
    Future principal maturities on notes payable are as follows:

1996............................................................  $ 681,942
1997............................................................    686,541
1998............................................................    678,051
1999............................................................    640,000
2000............................................................    232,013
Thereafter......................................................    464,025
                                                                  ---------

                                                                  $3,382,572
                                                                  ---------
                                                                  ---------

NOTE 4: LEASES

    The Partnership leases equipment and land under operating leases expiring in September, 2000 and August, 2024, respectively. The land lease is subject to adjustment, beginning January 1, 2000 and every five years thereafter. The Partnership also leases pool equipment under a capital lease which expires August, 1998.

    Future minimum lease payments under these agreements are as follows:

                                                                       CAPITAL     OPERATING
                                                                        LEASE        LEASES
                                                                      ----------  ------------
1996................................................................  $   54,138  $    159,137
1997................................................................      54,138       159,137
1998................................................................      40,604       132,495
1999................................................................      --           105,853
2000................................................................      --           105,365
Thereafter..........................................................      --         2,374,905
                                                                      ----------  ------------
    Total minimum lease payments....................................     148,880  $  3,036,892
                                                                      ----------  ------------
Less amounts representing interest..................................     (22,346)
                                                                      ----------
Obligations under Capital lease.....................................     126,534
Less current maturaties.............................................     (41,942)
                                                                      ----------
                                                                      $   84,592
                                                                      ----------
                                                                      ----------

    Rent and equipment rentals for 1995 totaled $110,819.

    Total minimum lease payments do not include contingent rentals that may be paid under the land lease. Contingent rentals begin October 1, 1995 and are based on 5% of gross sales less the base rent. Contingent rental payments may be reduced by certain expenditures for capital improvements, and entertainment and business taxes. No contingent rental payments were accrued in 1995

    Interest rate on the capital lease is 10.5% which is imputed based on the lower of the Partnership's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 5: RELATED PARTY TRANSACTIONS

    The Missouri partner manages the Concord waterpark plus a waterpark and entertainment center located in Sacramento, California. The partner receives a management fee of 7.5% of gross sales plus out of pocket costs. Total management fees paid or accrued under this agreement for year ended December 31, 1995 were $438,461. The partner also bills the Partnership for payroll, worker's compensation insurance and other operating expenses paid on behalf of the Partnership. Total advances owing to this partner at December 31, 1995 were $321,760.

    The California partner receives a fee equal to .75% of gross sales for its contribution of the water parks' land lease. Total fees accrued to the California partner in 1995 were $43,846.

    The Missouri partner received a development fee of $275,000 and the California partner received a development fee of $55,000 for services in connection with the waterpark's construction.

NOTE 6: SUBSEQUENT EVENTS

    The Partnership constructed Phase II of the waterpark in 1996. The total cost to complete the construction was approximately $1,450,000.

    The Partnership entered into an agreement with Union Bank subsequent to December 31, 1995 to refinance existing debt of Wells Fargo Bank and finance Phase II construction of the waterpark with a six million reducing revolving loan. The loan will mature on December 20, 2002. The loan will bear interest at either the bank's reference rate, LIBOR, plus 1.5%, or Adjusted Treasuries, plus 1.5%. The loan is guaranteed by the Missouri partner and owners of the California partner.

    On October 10, 1996 the Partnership entered into a sales agreement to sell its assets to an unrelated publicly held company. The transaction will be structured in the form of an asset sale or a contribution of assets to another partnership with a subsequent buy out of its partnership interest. The proposed gross sales price approximates $8,100,000.

    The Partnership negotiated a settlement with the City of Concord for reimbursement of initial construction costs related to preparing the land leased from the City. The Partnership received a cash payment of approximately $390,000. Related to this settlement, was an agreement for the Partnership to pay offsite costs, sewer hook-up and related fees to the city of approximately $202,000. This amount is to be paid over thirty months. The balance due at the date of this report approximates $175,000.

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                                     -------------------------------------------
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                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Additional Information..........................          2
Incorporation of Certain Information by
  Reference.....................................          2
Prospectus Summary..............................          3
Risk Factors....................................         14
The Company.....................................         19
Use of Proceeds.................................         23
Capitalization..................................         24
Selected Historical Financial and Operating
  Data..........................................         25
Unaudited Pro Forma Combined Financial
  Statements....................................         34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         45
Business........................................         53
Management......................................         84
Principal Stockholders..........................         89
Certain Transactions............................         90
Description of Indebtedness.....................         92
Description of the Notes........................         94
Underwriting....................................        118
Legal Matters...................................        119
Experts.........................................        120
Index to Financial Statements...................        F-1

                                  $
                               PREMIER PARKS INC.
                                  % SENIOR NOTES
                                      DUE

                                     [LOGO]

                                 --------------
                                   PROSPECTUS
                                          , 1996
                              -------------------
                                LEHMAN BROTHERS

                             CHASE SECURITIES INC.

                               SMITH BARNEY INC.

                                  FURMAN SELZ

-------------------------------------------
                                     -------------------------------------------
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                                     -------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be borne by the Company in connection with the issuance and distribution of the Common Stock being registered (other than underwriting discounts and commissions). All amounts presented are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.................  $  27,273
National Association of Securities Dealers, Inc. filing fee.........      9,500
Nasdaq National Market filing fee...................................
Accounting fees and expenses........................................
Legal fees and expenses.............................................
Blue Sky fees and expenses..........................................
Printing and engraving expenses.....................................
Transfer agent and registrar fees...................................
Miscellaneous.......................................................
                                                                      ---------
Total fees and expenses.............................................  $

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article XXV of registrant's By-Laws which provides for indemnification by the registrant in the manner and to the full extent permitted by Delaware law.

    Reference is also made to Section 8 of the Underwriting Agreement filed as
Exhibit 1(a) to this Registration Statement.

ITEM 16. EXHIBITS.

    See Exhibit Index.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes the following:

        (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 27th day of November, 1996.



                                PREMIER PARKS INC.

                                BY:             /S/ KIERAN E. BURKE
                                     -----------------------------------------
                                                  Kieran E. Burke
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER



                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Kieran E. Burke, Gary Story, James F. Dannhauser and James M. Coughlin, or any of them, as his true and lawfull attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this registration statement on Form S-2, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                Chairman of the Board and
     /s/ KIERAN E. BURKE          Chief Executive Officer
------------------------------    (principal executive        November 27, 1996
       Kieran E. Burke            officer)

        /s/ GARY STORY          Director, President and
------------------------------    Chief Operating Officer     November 27, 1996
          Gary Story

   /s/ JAMES F. DANNHAUSER      Chief Financial Officer and
------------------------------    Director (principal         November 27, 1996
     James F. Dannhauser          financial officer)

     /s/ RICHARD R. WEBB        Vice President (principal
------------------------------    accounting officer)         November 27, 1996
       Richard R. Webb

    /s/ PAUL A. BIDDELMAN       Director
------------------------------                                November 27, 1996
      Paul A. Biddelman

    /s/ MICHAEL E. GELLERT      Director
------------------------------                                November 27, 1996
      Michael E. Gellert

       /s/ JACK TYRRELL         Director
------------------------------                                November 27, 1996
         Jack Tyrrell

                                 EXHIBIT INDEX

                                                                                                                     PAGE
                                                                                                                     -----
(1)        Underwriting Agreements
           *(a)       Form of Underwriting Agreement among the Registrant, Lehman Brothers Inc., Chase
                      Securities Inc., Smith Barney Inc., and Furman Selz LLC as representatives of the several
                      U.S. Underwriters.........................................................................
(4)        Instruments Defining the Rights of Security Holders, Including Indentures:
           (a)        Indenture dated as of August 15, 1995, among the Registrant, the subsidiaries of the
                      Registrant named therein and United States Trust Company of New York, as trustee
                      (including the form of Notes)--incorporated by reference from Exhibit 4(2) to Registrant's
                      Registration Statement on Form S-1 (Reg. No. 33-62225) declared effective on November 9,
                      1995 (the "Registration Statement").......................................................
           (b)        Form of First Supplemental Indenture dated as of November   , 1995-- incorporated by
                      reference from Exhibit 4(2.1) to the Registration Statement...............................
           (c)        Purchase Agreement, dated August 10, 1995, among the Registrant, the subsidiaries of the
                      Registrant named therein and Chemical Securities Inc.-- incorporated by reference from
                      Exhibit 4(3) to the Registration Statement................................................
           (d)        Exchange and Registration Rights Agreement, dated August 14, 1995, among the Registrant, the subsidiaries of the Registrant named therein and Chemical Securities
                      Inc.--incorporated by reference from Exhibit 4(4) to the Registration Statement...........
           (e)        Form of Subscription Agreement between the Registrant and each of the purchasers of shares of Preferred Stock--incorporated by reference from Exhibit 4(10) to the Registration
                      Statement.................................................................................
           (f)        Convertible Note Purchase Agreement, dated as of March 3, 1993, between the Registrant and the purchasers named therein (including forms of Senior Subordinated Convertible Note and
                      Registration Rights Agreement)-- incorporated by reference from Exhibit 4(i) to Form 10-K of the Registrant for the year ended December 31, 1993....................................
           (g)        Form of Subscription Agreement, dated October 1992, between the Registrant and certain investors--incorporated by reference from Exhibit 4(a) to the Registrant's Current Report on Form 8-K dated October 30, 1992........................................................
           (h)        Stock Purchase and Warrant Issuance Agreement, dated October 16, 1989, between the
                      Registrant and Kieran E. Burke--incorporated by reference from Exhibit 4(i) to Form 10-K of Registrant for the year ended December 31, 1989........................................
           (i)        Warrant, dated October 16, 1989, to purchase 131,728 shares of Common Stock issued by the
                      Registration to Kieran E. Burke--incorporated by reference from Exhibit 4(k) to Form 10-K of Registrant for the year ended December 31, 1989........................................
           (j)        Warrant, dated October 16, 1989, to purchase 93.466 shares of Common Stock issued by the
                      Registrant to Kieran E. Burke--incorporated by reference from Exhibit 4(l) to Form 10-K of
                      Registrant for the year ended December 31,1989............................................
           (k)        Form of Common Stock Certificate--incorporated by reference from Exhibit 4(1) to
                      Registrant's Registration Statement on Form S-2 (Reg. No. 333-08281) declared effective on
                      May 28, 1996..............................................................................
           *(l)       Form of Indenture dated as of                  , among the Registrant and
                                          , as trustee (including the form of Notes) ...........................
*(5)                  Opinion of Baer Marks & Upham LLP, including consent......................................
(10)       Material Contracts:

                                                                                                                     PAGE
                                                                                                                     -----
           (a)        Agreement of Limited Partnership of 229 East 79th Street Associates LP dated July 24,
                      1987, together with amendments thereto dated, respectively, August 31, 1987, October 31,
                      1987, and December 31, 1987--incorporated by reference from Exhibit 10(i) to Form 10-K of
                      Registrant for the year ended December 31, 1987...........................................
           (b)        Agreement of Limited Partnership of Frontier City Partners Limited Partnership, dated
                      October 18, 1989, between Frontier City Properties, Inc. as general partner, and the
                      Registrant and Frontier City Properties, Inc. as limited partners-- incorporated by reference from Exhibit 10(g) to the Registrant's Current Report on Form 8-K dated October
                      18, 1989..................................................................................
           (c)        Asset Purchase Agreement, dated December 10, 1990, between Registrant and Silver Dollar
                      City, Inc.--incorporated by reference from Exhibit 10(c) to the Registrant's Current
                      Report on Form 8-K dated February 6, 1991.................................................
           (d)        Asset Purchase Agreement, dated December 16, 1991, among the Registrant, Tierco Maryland
                      Inc., John J. Mason and Stuart A. Bernstein--incorporated by reference from Exhibit 10(a)
                      to the Registrant's Current Report on Form 8-K dated January 31, 1992.....................
           (e)        Asset Transfer Agreement, dated as of June 30, 1992, by and among the Registrant, B&E
                      Holding Company and the creditors referred to therein-- incorporated by reference from
                      Exhibit 10(a) to the Registrant's Current Report on Form 8-K dated July 20, 1992..........
           (f)        Purchase Agreement, dated September 30, 1992, among the Registrant, Palma Real Estate
                      Management Company, First Stratford Life Insurance Company and Executive Life Insurance
                      Company--incorporated by reference from Exhibit 2(a) to the Registrant's Current Report on
                      Form 8-K dated September 30, 1992.........................................................
           (g)        Lease Agreement, dated January 18,1993, among Registrant, Frontier City Partners Limited
                      Partnership and Fitraco N.V.--incorporated by reference from Exhibit 10(k) to Form 10-K of
                      Registrant for the year ended December 31, 1992...........................................
           (h)        Lease Agreement, dated January 18, 1993, among Registrant, Tierco Maryland Inc. and
                      Fitraco N.V.--incorporated by reference from Exhibit 10(l) to Form 10-K of Registrant for the year ended December 31, 1992..........................................................
           (i)        Security Agreement and Conditional Sale Contract, between Chance Rides, Inc. and Tierco
                      Maryland, Inc. and Guaranty of Registrant in favor of Chance Rides, Inc.--incorporated by reference from Exhibit 10(m) to Form 10-K of Registrant for the year ended December 31,
                      1992......................................................................................
           (j)        Registrant's 1993 Stock Option and Incentive Plan--incorporated by reference from Exhibit
                      10(k) to Form 10-K of Registrant for the year ended December 31, 1993.....................
           (k)        Agreement and Plan of Merger, dated as of June 30, 1995 among the Registrant, Premier
                      Parks Acquisition Inc., Funtime parks, Inc. ("Funtime") and its shareholders--incorporated by reference from Exhibit 10(11) to the Registration Statement............................
           (l)        Escrow Agreement, dated as of August 15, 1995, among the Registrant, certain shareholders of Funtime and First National Bank of Ohio, Trust Division-- incorporated by reference from Exhibit 10(12) to the Registration Statement.........................................
           (m)        Consulting Agreement, dated as of August 15, 1995, between Registrant and Bruce E.
                      Walborn--incorporated by reference from Exhibit 10(13) to the Registration Statement......

                                                                                                                     PAGE
                                                                                                                     -----
           (n)        Consulting Agreement, dated as of August 15, 1995, between Registrant and Gaspar C.
                      Lococo--incorporated by reference from Exhibit 10(14) to the Registration Statement ......
           (o)        Lease Agreement dated December 22, 1995, between Darien Lake Theme Park and Camping
                      Resort, Inc. and The Metropolitan Entertainment Co., Inc.-- incorporated by reference from
                      Exhibit 10(o) to Form 10-K of Registrant for the year ended December 31, 1995 ............
           (p)        Asset Purchase Agreement dated August 23, 1996, among the Registrant, a subsidiary of the
                      Registrant, Storytown USA, Inc., Fantasy Riders Corporation and Charles R.
                      Wood--incorporated by reference from Exhibit 10(p) to the Registrant's Registration
                      Statement on Form S-2 (Reg. No. 333-16573) ...............................................
           (q)        Asset Purchase Agreement dated September 23, 1996, among the Registrant, a subsidiary of the Registrant, Elitch Gardens Company, Hensel Phelps Construction Co. and Chilcott
                      Entertainment Company--incorporated by reference from Exhibit 10(a) to the Company's current Report on Form 8-K, dated November 13, 1996 ......................................
           (r)        Asset Purchase Agreement dated as of October 10, 1996, among the Registrant, a subsidiary of the Registrant, FRE, Inc. (Family Recreational Enterprises, Inc.) ("FRE") and the
                      shareholders of FRE listed on the signature page thereof-- incorporated by reference from
                      Exhibit 10(r) to the Registrant's Registration Statement on Form S-2 (Reg. No.
                      333-16573) ...............................................................................
           (s)        Asset Purchase Agreement dated as of October 10, 1996, among the Registrant, a subsidiary of the Registrant, FRE, Concord Entertainment Company, R&B Entertainment, LLC, the
                      shareholders of FRE listed on the signature page thereof and the members of R&B listed on the signature page thereof-- incorporated by reference from Exhibit 10(s) to the
                      Registrant's Registration Statement on Form S-2 (Reg. No. 333-16573) .....................
           (t)        Credit Agreement, dated October 30, 1996, between the Registrant and Lehman Commercial
                      Paper Inc.--incorporated by reference from Exhibit 10(b) to the Company's Current Report on Form 8-K, dated November 13, 1996 .....................................................
           (u)        Consulting and Non-Competition Agreement, dated October 30, 1996, between Registrant and
                      Arnold S. Gurtler--incorporated by reference from Exhibit 10(u) to the Registrant's
                      Registration Statement on Form S-2 (Reg. No. 333-16573) ..................................
           (v)        Non-Competition Agreement, dated October 30, 1996, between the Registrant and Ascent
                      Entertainment Group, Inc.--incorporated by reference from Exhibit 10(v) to the
                      Registrant's Registration Statement on Form S-2 (Reg. No. 333-16573) .....................


**(11)     Statement re computation of per share earnings............................................
**(12)     Statement re computation of ratios........................................................


  (23)     Consents:
           *(a)       Consent of Baer Marks & Upham LLP (included in Exhibit (5))...........
           (b)        Consent of KPMG Peat Marwick LLP......................................
           (c)        Consent of KPMG Peat Marwick LLP......................................
           (d)        Consent of Ernst & Young LLP..........................................
           (e)        Consent of Ernst & Young LLP..........................................
           (f)        Consent of Nelson & Company...........................................

                                                                                                 PAGE
                                                                                                 -----
           (g)        Consent of Nelson & Company...............................................................


  (24)     Power of Attorney.........................................................................
 *(25)     Statement of eligibility of trustee (bound separately)....................................


------------------------


 *  To be filed by amendment



**  Previously filed